Form 20-F
period 2003-12-31
CAPITAL RESERVE CANADA LTD
filed 2004-06-30
CIK 1230622

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________________ to ______________________

Commission file number 000-50339

CAPITAL RESERVE CANADA LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

Alberta, Canada

(Jurisdiction of incorporation or organization)

1530-9 Avenue S.E.

Calgary, Alberta, Canada

T2G 0T7

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Class A Common Stock	Name of each exchange on which registered Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's capital or common stock as of the close period covered by the annual report.

2,000,000 Class A common shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ X]Yes  [  ] No

Indicate by check mark which financial statement item the registrant has elected to follow.

[  ] Item 17  [X ] Item 18

_________________________________

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[  ]Yes  [  ] No

TABLE OF CONTENTS

PART I

1

Item 1.

Identity of Directors, Senior Management and Advisors

1

Item 2.

Offer Statistics and Expected Timetable

1

Item 3.

Key Information

1

Item 4.

Information on the Company

6

Item 5.

Operating and Financial Review and Prospects

13

Item 6.

Directors, Senior Management and Employees

15

Item 7.

Major Shareholders and Related Party Transactions

19

Item 8.

Financial Information

20

Item 9.

The Offering and Listing

20

Item 10.

Additional Information

21

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

23

Item 12.

Description of Securities Other than Equity Securities

24

PART II

24

Item 13.

Defaults, Dividend Arrearages and Delinquencies

24

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

24

Item 15.

Controls and Procedures

24

Item 16A. Audit Committee Financial Expert

24

Item 16B. Code of Ethics

24

Item 16C.  Principal Accountant Fees and Services

24

Item 16D. Exemptions from the Listing Standards for Audit Committees

25

PART III

25

Item 17.

Financial Statements

25

Item 18.

Financial Statements

25

Item 19.

Exhibits

25

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.

KEY INFORMATION

SELECTED FINANCIAL DATA

Exchange Rates

All dollar amounts in this document are in U.S. Dollars unless otherwise indicted.

This Annual Report contains conversions of certain amounts in Canadian dollars ("CDN$") into United States dollars ("US$") based upon the exchange rate in effect at the end of the calendar year to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the noon buying rate for United States dollars from the Bank of Canada (the "Noon Buying Rate"). These translations should not be construed as representations that the Canadian dollar amounts actually represent such U.S. dollar amounts or that Canadian dollars could be converted into U.S. dollars at the rate indicated or at any other rate. The Noon Buying Rate at the end of each of the four years ended December 31, the average of the Noon Buying Rates on the last day of each month during each of such fiscal years and the high and low Noon Buying Rate for each of such fiscal year's were as follows:

	December 31,
	2000 $	2001 $	2002 $	2003 $
At end of period	0.67	0.63	0.63	0.77
Average for period	0.67	0.65	0.64	0.72
High for period	0.70	0.67	0.66	0.77
Low for period	0.64	0.62	0.62	0.64

The Noon Buying Rate as of   June 21, 2004 was 0.73

Forward Stock Split

On May 28, 2003, the Company’s stock was forward split on the basis of basis of 2,000 shares to 1 bringing the total number of issued and outstanding shares of Class A Common Stock to 2,000,000 shares.  All share and per share data contained in this filing has been revised to reflect this stock split retroactively including the audited and interim financial statements included in this filing.

	For the fiscal year ending December 31
	2000	2001	2002	2003
Operating Revenues	91,838	94,864	77,354	30,583
Income (loss) from Operations	(82,330)	(577,444)	(31,321)	19,887
Net Income (loss)	(64,739)	(581,362)	(21,429)	27,646
Net Income (loss) from operations per share	(65)	(581)	(0.01)	0.01
Total Assets	621,124	123,706	87,578	31,797
Net Assets	(64,088)	(626,074)	(648,978)	(652,053)
Capital Stock	68	68	68	68
Number of Shares	2,000,000	2,000,000	2,000,000	2,000,000

CAPITALIZATION AND INDEBTEDNESS

Not Applicable

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

RISK FACTORS

Our business operations are speculative.  The failure of our plans could ultimately force us to reduce or suspend operations and even liquidate our assets and wind-up and dissolve our company.

Capital Canada's business is the acquisition of oil and natural gas assets that either produce or that we hope will produce revenue.  Part of our assets are still in the exploration and development stage.  We do not conduct exploration, development or drilling operations.  These operations are carried out by third party operators, who share an interest in the properties.  Exploration and development of oil and natural gas is extremely risky, particularly given our present financial condition.  An investment in our company should be considered highly speculative due to the nature of our indirect involvement in the exploration, development and production of oil and natural gas.  Oil and gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  There is no assurance that expenditures we make on future exploration will result in new discoveries of oil or gas.  Exploratory drilling is subject to numerous risks, including the risk that no commercially productive oil and natural gas reservoirs will be encountered.  The cost to drill, complete and operate wells is often uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors including unexpected drilling conditions, abnormal pressures, equipment failures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires, spills or other accidents, as well as weather conditions, compliance with governmental requirements, delays in receiving governmental approvals or permits, unexpected environmental issues and shortages or delays in the delivery of equipment. These uncertainties could result in our portion of the drilling costs exceeding our financial resources to fund the drilling and therefore could result in suspension of drilling activities prior to completion of a well. Our inability to participate in the drilling of wells that produce commercial quantities of oil and natural gas would have a material adverse effect on our business, consolidated financial condition and results of operations.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after exploration, drilling, operating and other costs.  Completion of wells does not ensure a profit on the investment or recovery of exploration, drilling, completion and operating costs.  Drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect production.  Adverse conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

Capital Canada intends to continue with identification of additional exploration and development projects which may alter our currently proposed operational plans. There can be no guarantee that we will be successful in development our current prospects or in locating and acquiring working interests in additional projects of merit.

We have incurred net losses since inception and anticipate that losses will continue, which could impact on the value of an investor's investment in our common stock.

We have incurred losses since inception and had an accumulated deficit of $639,885 at December 31, 2003.  We anticipate that we will continue to incur net losses due to our expectation of a  high level of planned operating and capital expenditures, additional personnel requirements and our general growth objectives.  We anticipate that our net losses will increase in the near future as we implement our business strategy.  Our ability to earn a profit will depend, in addition to the other risks discussed in this registration statement, on successful development of our existing prospects and identification and acquisition of additional oil and gas properties that generate revenue in excess of operating expenses for the properties and operating expenses of our business, which has not yet been achieved.  We may never achieve profitability.

We may be unable to continue as a going concern if we are unable to raise additional capital.

In light of the risks described in this section, our auditors have expressed considerable doubt as to our ability to continue as a going concern.  We will be unable to continue as a going concern if we are unable to earn sufficient revenues from our operations or to raise additional capital through debt or equity financings to meet our working capital obligations.  At December 31, 2003, we had a working capital deficit of $4,663.  Our plan of operation which called for us to raise additional capital for the first quarter of 2004 was not met and we have determined that we may require an additional $250,000 in financing during the third quarter of 2004 to meet our capital requirements through 2004, which is anticipated to vary depending on the Company's ability to identify and acquire either oil and gas exploration properties or producing oil and gas properties.  If we do not raise this capital, we will be unable to continue as a going concern and you may lose your entire investment.  Any additional capital required subsequent to the third quarter of 2004 cannot currently be estimated and will be dependent upon our results of operations up to the end of the third quarter 2004.

Our future operating results may fluctuate significantly and are difficult to predict.

Our future operating results may fluctuate significantly depending upon a number of factors including industry conditions, prices of oil and natural gas, rate of drilling success, rates of production from completed wells and the timing of capital expenditures.  This variability makes it very difficult to predict when we might reach profitability and hence would have a serious impact on the value of investor's investment in our Company.  In addition, any failure or delay in the realization of expected cash flows from initial operating activities could limit our future ability to continue exploration and to participate in economically attractive projects.

A significant or prolonged decrease in oil and natural gas prices will seriously negatively impact our business plans and operations.

Oil and natural gas are commodities whose prices are determined based on world demand and supply both of these factors are beyond our control.  It is impossible to predict future oil and natural gas price movements with any certainty, as they have historically been subject to wide fluctuations in response to a variety of market conditions, including relatively minor changes in the supply and demand for oil and natural gas, economic, political and regulatory developments, and competition from other sources of energy.

Any extended or substantial decline in oil and natural gas prices would have a material adverse effect on our ability to negotiate favorable joint ventures with viable industry participants, our ability to acquire drilling rights, the volume of oil and natural gas that could be economically produced, our cash flow and our access to capital.

We do not currently intend to engage in hedging activities (although we reserve the right to do so in the future), and may be more adversely affected by fluctuations in oil and natural gas prices than other industry participants that do engage in such activities.  A sustained material decline in prices from historical average prices could add additional limitation factors to our borrowing base, reducing credit available to our company.  Our business, financial condition and results of operations would be materially and adversely affected by adverse changes in prevailing oil and natural gas prices.

Our officers have limited experience in marketing oil and natural gas.

If we pursue development of an oil and gas prospect without a partner, we will have to establish markets for any oil and natural gas we do produce and we will also have to market our oil and natural gas to prospective buyers.  The marketability and price of oil and natural gas, which may be acquired or discovered by us, will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by us.  Our ability to market our oil and gas production may depend upon our ability to acquire space on pipelines which deliver oil and gas to commercial markets.  We will also likely be affected by deliverability uncertainties related to the proximity of our reserves to pipelines and processing facilities and relating to price, taxes, royalties, land tenure, allowable production, and the export of oil and natural gas.   We have limited direct experience in the marketing of oil and natural gas.

We compete directly with independent, technology-driven exploration and service companies, and with major oil and natural gas companies in our exploration for and development of commercial oil and natural gas properties.

The oil and natural gas industry is highly competitive.  Many companies and individuals are engaged in the business of acquiring interests in and developing oil and natural gas properties, and the industry is not dominated by any single competitor or a small number of competitors.  We will compete with numerous industry participants for the acquisition of land and rights to prospects, and for the equipment and labor required to drill and develop those prospects.  Many of these competitors have financial, technical and other resources substantially in excess of those available to us.  These competitive disadvantages could adversely affect our ability to participate in projects with favorable rates of return.

We may be unable to effectively manage our expected growth.

Our success will depend upon the expansion of our business.  Expansion will place a significant strain on our financial, management and other resources, and will require us, among other things, to change, expand and improve our operating, managerial and financial systems and controls and improve coordination between our various corporate functions.  We presently have no full time employees or management personnel.

We presently rely on outside operators for the operations of our oil and gas properties.  Should we begin operating our own oil and gas properties we will be forced to hire either field contractors or our own field staff and management personnel to oversee the field operations.

Our inability to effectively manage our growth, including the failure of any new personnel we hire to achieve anticipated performance levels, would have a material adverse effect on our business, consolidated financial condition and results of operations.

Some of our Directors face possible conflicts of interest through dual directorships.

Two (2) of our directors, Mr. Desmond Smith and Ms. Jacqueline Danforth, also serve as directors for Texas T Minerals Inc., which is also a corporation that operates in the oil and gas industry.  It is possible that such directors may face a conflict of interest if they obtain information regarding an oil and gas asset available for acquisition that would fall in the parameters of acquisitions being sought by both corporations.  Capital Canada expects that if such event did occur, that the director would pass the information regarding such acquisition to both corporations for consideration and withdraw from further activity regarding such asset except with the written consent of both corporations.

Capital Canada has had no business interaction with Texas T Minerals Inc.  However, its parent corporation, FACT Corporation has had the following relationships:

FACT Corporation is currently a shareholder of Texas T Minerals Inc. ("Minerals"), a public reporting Alberta corporation whose shares are traded on the TSX Venture Exchange under the symbol "TTM", and its private subsidiary, Texas T Petroleum Ltd. ("Petroleum"), a Colorado corporation. On August 1, 2000, FACT Corporation entered into a private placement agreement with Minerals and acquired 2,000,000 units of its common stock  which at a price of $0.0677 per unit, each unit comprised of one common share and one share purchase warrant entitling FACT Corporation the Company to purchase one additional share of common stock.  The warrant expired unexercised during the fiscal year ended December 31, 2002.  After giving effect to a reverse split of the shares of Minerals at the rate of 10:1 during 2003, the Company held 200,000 shares of Minerals at a deemed price of $0.677 per unit.

Subsequently in the fiscal year 2000 FACT Corporation also completed a private placement with Petroleum and acquired 2,000,000 units at $0.50 per unit, each unit comprised of one common share and one share purchase warrant entitling FACT Corporation to purchase one additional share at $1.00 per share for a period of three years from the date of issue. On March 6, 2001 Petroleum completed a reverse split of its share capital at the rate of 10:1, which resulted in FACT Corporation's shareholdings in Petroleum being reduced from 2,000,000 units to 200,000 units.

Subsequently, FACT Corporation exchanged with an unrelated third party 652,252 units (62,225 post reverse split) of Minerals for 106,101post reverse split common shares of Petroleum.

As of March 31, 2004, FACT Corporation owned 134,775 shares of Minerals, which equates to 5.8% of the total issued and outstanding shares. As of March 31, 2004, FACT Corporation owned 306,101 common shares of Petroleum, which equates to 16.2% of the total issued and outstanding shares. These securities are non-marketable and as a result of Petroleum's divestiture of substantially all of Petroleum's assets, FACT Corporation has determined that these investments has a net realizable value of $80,080 as at December 31, 2003 and $69,875 at March 31, 2004.

There is a possibility that we could incur environmental liabilities that are not covered by insurance, which liabilities could be in excess of any revenues or assets that we may accumulate.

Operations of our oil and gas assets are conducted by third party operations that carry excess liability insurance.  In the event that losses or damages result from the operation of the assets that are not covered by the operator's insurance these losses or damages would become a liability for Capital Canada.  Although management has determined that the current amount of coverage carried by the operators is sufficient to cover all potential liability, except for claims due to operator negligence or fraud, it is possible that uncovered losses and damages could be incurred which could cause us to have to file for bankruptcy protection from the courts.

U.S. Investors face the risk that their investment may be subject to special U.S. federal income tax rules.

For any taxable year of Capital Canada, if at least 75% of Capital Canada's gross income is “Passive income” (as defined in the Internal Revenue Code of 1986, as amended (the “Code”)), or if at least 50% of Capital Canada's assets, by average fair market value, are assets that produce or are held for the production of passive income, Capital Canada will be a Passive Foreign Investment Corporation (“PFIC”).

If Capital Canada is a PFIC for any taxable year during which an individual who is a citizen or resident of the Untied States or a domestic corporation (a “U.S. Taxpayer”) owns any common stock, the U.S. Taxpayer will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1297 of the Code, with respect to all of such U.S. Taxpayer's common stock. For example, gifts, exchanges pursuant to corporate reorganizations and use of the common stock as security for a loan may be treated as taxable disposition, and a stepped-up basis upon the death of such a U.S. Taxpayer may not be available. Furthermore, in the absence of an election by such U.S. Taxpayer to treat Capital Canada as a “qualified electing fund” (the “QEF election”), as discussed below, the U.S. Taxpayer would be required to (i) report any gain on disposition of any common stock as ordinary income rather than capital gain, (ii) to compute the tax liability on such gain and on certain distributions as if the shares had been earned pro rata over the U.S. Taxpayer's holding period (or a certain portion thereof) for the common stock, and (iii) would be subject to the highest ordinary income tax rate for each taxable year of the U.S. Taxpayer in which the shares were treated as having been earned. Such U.S. Taxpayer would also be liable for interest (which may be non-deductible by certain U.S. Taxpayers) on the foregoing tax liability as if such liability had been due with respect to each such prior year.

U.S. Taxpayers are strongly urged to consult his or her own tax advisor in that regard.

The foregoing discussion of United States taxation is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. Accordingly, prospective investors should consult their own tax advisors as to the tax consequences of receiving dividends from Capital Canada or disposing of their common stock and thus any investment in our common stock could be illiquid. For an indefinite period of time.

Risks Relating to Our Stock

There is no public market for the common shares at this time.

There is no public market for our common shares and we cannot give you any assurance that we will be able to attain a listing for our securities.   We will attempt to have our stock authorized for quotation on the Over the Counter Bulletin Board (“OTC/BB”) following the spin off of our shares to the FACT Corporation shareholders.   This will be dependent upon our ability to locate a market maker to submit an application for trading on the OTC/BB.  We currently do not have a relationship with any market makers.

You should not expect to receive dividends on your investment.

We have never paid any cash dividends on shares of our capital stock, and we do not anticipate that we will pay any dividends in the foreseeable future.  Our current business plan is to retain any future earnings to finance the expansion of our business.  Any future determination to pay cash dividends will be at the discretion of our board of directors, and will be dependent upon our financial condition, results of operations, capital requirements and other factors as our board of directors may deem relevant at that time.

ITEM 4.

INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Capital Reserve Canada Limited (“Capital Canada” or the “Company”) was incorporated on December 8, 1999 as a private corporation under the Business Corporations Act (Alberta, Canada) and is currently a wholly-owned subsidiary of FACT Corporation, a Colorado corporation, which trades on the OTC/BB.  FACT Corporation intends to transfer its shares of Capital Canada to the shareholders of FACT Corporation, as discussed below under “SPIN OFF FROM FACT CORPORATION”. On January 15, 2003, we amended our articles of incorporation to enable us to be a public company under the laws of the Province of Alberta.  On May 28, 2003, we amended our Articles of Incorporation to forward split our issued and outstanding shares of Class A common stock on the basis of 2000 shares for every 1 share held.

Our registered offices are located at 1530-9th Avenue S.E., Calgary, Alberta, T2G 0T7, Canada, (403) 693-8000.  We act as our own agent for service in Canada.

On March 1, 2000, FACT Corporation issued a total of 817,050 common shares at a deemed price of $0.50US per common share which  the Company booked as an inter-company loan in the amount of $408,525 ($600,000CDN) .  The deemed price of $0.50 per share was agreed to with Stone Canyon based on an offering being undertaken by FACT Corporation at the time which was priced at $0.50 per share.  The cost of the acquisition was based on an evaluation by an independent oil and gas consultant to be $612,788 (CDN $900,000), and was paid by way of $204,263 (CDN$300,000) in cash and in 817,050 shares of Class A common stock of FACT Corporation, at a deemed price of $0.50 per share. The shares and cash were used to purchase a 5% interest in a producing oil and gas property in Alberta, Canada from Stone Canyon Resources Ltd.  Stone Canyon Resources Ltd. was an independent party from both the Company and FACT Corporation at the time of the transaction.  Stone Canyon Resources Ltd. became an affiliate of FACT Corporation upon the issuance of shares of FACT Corporation to Stone Canyon Resources Ltd. due to the fact that Stone Canyon Resources Ltd. then owned approximately 20% of FACT Corporation's issued and outstanding shares.

The cash portion of the acquisition  was provided from the draw down of $204,263 (CDN$300,000) from a stand-by operating line of credit at an annual interest rate of the Bank of Canada's prime rate plus 1% provided to Capital Canada by the Alberta Treasury Branches. The line of credit was secured by a floating charge debenture over all of Capital Canada's assets, which means that the lender had a security interest in all of Capital Canada's assets in an amount equal to the current amount owed under the line of credit.

The property is operated by Hornet Energy Ltd, a division of Compton Petroleum Corporation, a company located in Calgary, Alberta, Canada. Hornet Energy Ltd. is an independent party from Capital Canada.

 Production from this property initially met the payment obligations to the Alberta Treasury Branches and provided some working capital for the Company.  However, the Company participated in the drilling of a well on this property which was unsuccessful and the cash flow from the property was used to pay down the drilling obligations.  During 2002 and the first quarter of 2003 this property was not producing sufficient cash flow to pay the drilling obligations and  the ongoing payments required under the loan with the Alberta Treasury Branches, therefore the Board of Directors determined to sell the property to pay off the loan to Alberta Treasury Branches and to retire the debt owed to Hornet Energy Ltd. from operations.   On May 15, 2003, the Company sold this property to Hornet Energy Ltd. for CDN$150,000.00 or approximately US$113,920.  The funds received paid off the above noted loan with Alberta Treasury Branches in full, funded the drilling of an exploration well in Montana (discussed below in the immediately subsequent paragraph) and paid down a total of $57,526 of the intercompany debt with FACT Corporation.

On June 10, 2003 we executed an agreement with FACT Corporation and Terra Nostra Technology Ltd. whereby we acquired an interest in certain oil and gas leases held in Rosebud and Garfield Counties, Montana which had previously been sold by FACT Corporation to Terra Nostra Technology Ltd. (previously Terra Nostra Resources Ltd.)  (“Terra Nostra”) for consideration of 40,000 shares of Terra Nostra, a 5% gross overriding royalty on any and all revenues generated from hydro carbon production volumes obtained from the lease lands.  The agreement between Terra Nostra and FACT Corporation was also conditional on Terra Nostra assuming and fulfilling all funding obligations in regard to the first well to be drilled on the Leases.  Terra Nostra advised FACT Corporation that it would not be funding the drilling of the well and therefore FACT Corporation demanded return of the leases.  Under the terms of the agreement FACT Corporation did not have an obligation to return the 40,000 shares of Terra Nostra, however, Terra Nostra offered to transfer to FACT Corporation its interest in the the additional leases located in Washington County, Colorado in exchange for the 40,000 restricted shares of  Terra Nostra.  FACT Corporation agreed to the offer as presented and transferred title to the additional leases located in Washington County, Colorado and the Montana  leases to the Company in exchange for an agreement to pay $10,000. W. Scott Lawler, a director of both FACT Corporation and the Company, was a shareholder in Terra Nostra Technology Ltd. at the time of the transaction.  We received the properties in  consideration of an agreement to pay to  FACT Corporation the amount of $10,000.  Presently the $10,000 is on carried on the books of FACT Corporation and the Company as an intercompany loan.  This amount will become a part of the promissory note to be issued by the Company to FACT Corporation upon the spin off of the Company from FACT Corporation. (See “SPIN OFF” below under this Item 4 on Page 10).  As part of the agreement with FACT Corporation and Terra Nostra Technology Ltd., we also took ownership of a small producing oil and gas well in Colorado.   The Company expended a total of $6,181 for the drilling of an exploration well on the Montana leases during July, 2003.  The well was a dry hole.  The Company still holds an interest in certain of the Montana leases and will be reviewing other potential drilling opportunities on these leases.  The Company will be required to raise additional funds to drill any further wells on these leases as it does not have sufficient capital at this time.

We have been negotiating the acquisition of a producing oil and gas property in Saskatchewan, Canada.  We have been advised that the property can be purchased for $75,000.00.   This property presently generates approximately $40,000 per year in gross revenue providing net annual revenues of approximately $27,000.00.   The Company is unable to take this acquisition further as FACT Corporation, who is presently our sole shareholder has requested that the Company not complete any further acquisitions until the Spin Off (described below) is effective.   If we are successful in completing the acquisition of this property, management believes that it will provide us with sufficient cash flow to meet a substantial portion of our present monthly overhead which is comprised of $2500 per month.  Our present monthly overhead is minimal as the Company has no employees and limited operations.   Our present revenues are approximately $1,500 per month.   The present revenues are derived by subleases of space which the Company had initially leased from FACT Corporation for its operations and has now sublet to two sub-tenants and from minimal oil and gas revenue from the Kejr lease.  The revenues we currently generate will not be sufficient to allow us to fund any growth plan for the Company and we will still be required to raise funds or issue shares of the Company to acquire additional oil and gas assets.

SPIN OFF FROM FACT CORPORATION

The Company filed a registration statement on Form 20-F pursuant to a decision by the Board of Directors of FACT Corporation to divest itself of its non-core business assets and investments.  The Company’s oil and natural gas holdings no longer fit with FACT Corporation's primary business focus which is the functional food industry.

FACT Corporation intends to distribute our Class A Common shares to the FACT Corporation stockholders on a basis of one (1) share of Capital Canada Class A Common Shares for every five (5) shares of Fact Corporation Class A Common Stock held.  All fractional shares will be rounded up to a whole share.  All of the shares have been held by FACT Corporation since December 8, 1999.  The successful spin-off of Capital Reserve Canada Limited is contingent on the following conditions:

(1)

FACT Corporation's shareholders as of the record date of March 3, 2003, will not provide any consideration for the shares of Capital Canada.

(2)

The shares of Capital Canada will be distributed to the shareholders of FACT Corporation on a pro rata basis and shareholders will receive one (1) share of Capital Canada for every five (5) shares of FACT Corporation held as at March 3, 2003;  no fractional shares will be issued.

(3)

Prior to the spin-off taking place, FACT Corporation will be distributing an information statement in a form that complies with the requirements of Schedule 14C under the Securities Exchange ACT of 1934;

(4)

This Registration Statement on Form 20-F must be effective.

The Registration Statement on Form 20-F is effective and the Company cleared all comments from the SEC relating thereto on May 28, 2004. FACT is now proceeding with the planned spin-off of the shares.   We expect the spin-off will be completed no later than July 31, 2004.

BUSINESS OVERVIEW

The Company, presently a wholly owned subsidiary of FACT Corporation, is an Alberta, Canada corporation formed in December 1999 to locate and acquire producing oil and gas assets in Canada.  The Company disposed of its Canadian oil and gas production on May 15, 2003, which consisted of a 5% interest in a field located in Alberta.  The Company has recently determined to locate and acquire oil and gas leases for the purposes of exploration and development both in the U.S. and Canada as well producing oil and gas assets both in the U.S. and Canada.  The Company presently owns interests in oil and gas exploration and development leases in Montana and a producing oil and gas property located in Colorado.  The Company participated in the drilling of an exploration well on the Montana leases in July of 2003, which was a dry hole.  The producing property in Colorado has only one producing well which generates gross revenues of approximately $200 per month.  Future production from this well is expected to be minimal and there is no opportunity for further development of the Colorado property to generate additional revenues.  The Company is presently reviewing other acquisition opportunities both in the U.S., Canada and the Ukraine, both production and exploration properties.

During the period from March 2000 to May 2003, Capital Canada participated in programs for the ongoing development of its primary asset, a 5% interest in six wells and a gathering facility in a producing oil and gas field known as Chestermere, located in Alberta, Canada, which working interest was acquired March 1, 2000. This property was sold by the Company on May 15, 2003.

On June 10, 2003, the Company executed an agreement with Terra Nostra Technology Ltd. and FACT Corporation whereby the Company acquired an interest in oil and gas exploration leases located in Rosebud County, Montana and an interest in a small producing oil well in Colorado.

The Montana Leases:

Capital Canada acquired by negotiated agreement between FACT Corporation, Terra Nostra Technology Ltd. and the Company, a 4% working Interest in 4100 net acres of petroleum and natural gas rights in Rosebud County Montana, U.S.A. (the “Montana Leases”).  An eight mile geophysical seismic program has been conducted on these lands to define drilling locations.  The operator of the project identified a 6,400 foot drilling location and Capital Canada participated in the drilling of an exploration well in July, 2003.  Capital Canada's  total portion of  drilling costs was US$6,800. The well was a dry hole. The Company still holds an interest in certain of the Montana leases and will be reviewing other potential drilling opportunities on these leases.  The Company will be required to raise additional funds to drill any further wells on these leases as it does not have sufficient capital at this time. At this time Capital Canada can not predict what the costs related to further exploration might be. On the recommendation of the operator the net acreage has been reduced to 1503 acres with the Company’s 4% interest being a total of 60.11 net acres as of the date of this report

The Kejr Leases:

We have acquired by negotiated agreement between FACT Corporation, Terra Nostra Technology Ltd. and Capital Canada, a 10% interest in certain oil and gas assets, known as the Kejr leases, S/2 Section 11, Township 2 South, Range 56 West, Washington County, Colorado (the “Kejr Leases”).  There is one producing well on the leases, the Kejr 23-11, and one well, the Kejr 24-11, that is presently not producing.

The Kejr 23-11 came on production in December 1996 and the Kejr 24-11, which was a marginal well, was brought on production by the operator in June 1997.  A third well drilled on the Kejr leases, the Keela 34-10, was a dry hole and was shut in.

The operation of the Kejr 23-11 well and the sale of the oil are managed by the operator, Merit Energy Company ("Merit") and thus we will be dependent upon the expertise of Merit to deliver the output of this well in the most beneficial manner possible. The operating agreement to be executed between Capital Canada and the operator, Merit, requires Merit to comply with any and all environmental and other governmental agency laws, regulations and permit requirements. Merit carries excess liability insurance with a limit of $5,000,000 at a cost of $180.00 per annum. The Company's portion of the liability insurance is $18.00 per annum which is included in the monthly billings for operating costs from the operator of the property. The lease operating costs have been kept current by Terra Nostra Technology Ltd. Terra Nostra Technology Ltd. was quoted $12,000 per annum for extra coverage over and above that carried by Merit as operator, but declined to effect such coverage as the costs were prohibitive. We also intend to decline to purchase any extra insurance coverage.  Any losses or damages caused in the operation of this well that is not covered by operator's insurance would be a liability for us. We believe that the liability insurance carried by the operator is sufficient to pay for any and all claims which may arise from the operation of the well or any breaches of environmental laws, save for any claims which may be due to operator negligence or fraud. We could be named in any litigation brought against the operator by any party and may be found liable should the operator be unable to pay any awards from such litigation. In such event, we could be unable to pay and may not be able to continue to exist. We will also be liable for a pro-rata portion of expenses incurred in the event the well is shut-in which are estimated to be $6,000.  Production from this well is minimal.   Present gross revenues are approximately $200.00 per month.

Presently a portion of our existing revenue stream and possible future revenue stream depends on revenues obtained from oil and gas operations. Various factors affect the marketability of oil and gas including: market fluctuations, the world price of oil, the supply and demand for gas, the deregulation of gas prices, the proximity to and capacity of oil and gas pipelines and processing equipment, and government regulations including regulations relating to prices, taxes, royalties, land tenure, allowable production, the import and export of oil and gas and environmental protection. It is difficult to determine the impact these factors may have on future cash flows. We have analyzed certain requirements for compliance with existing environmental regulations concerning abandonment of shut -in wells and site restoration and have included an estimate of these future costs in our financial statements.

Disclosure of Oil and Gas Operations:

Reserves Reported to Other Agencies:

The Company did not report any reserves to other agencies since the beginning of the last fiscal year.

Production:

Following is a table showing production data for the last three fiscal years:

Average Sales Price
2003		2002		2001
Oil per BOE	Gas per BOE*	Oil per BOE	Gas per BOE*	Oil per BOE	Gas Per BOE*

36.06	32.69	23.02	15.99	21.37	19.50

Average Production Cost
2003		2002		2001
Oil and Gas per BOE*		Oil and Gas per BOE*		Oil and Gas per BOE*

11.45		7.62		7.08

Net Production (less royalties)
2003		2002		2001
Oil BOE's	Gas BOE's*	Oil BOE's	Gas BOE's*	Oil BOE's	Gas BOE's*

423	596	1,635	2,428	1,811	3,371

* 6 mcf of gas equals one barrel of oil

Productive Well and Acreage as of December 31, 2003:

The Company had two producing wells as at December 31, 2003.   The wells are located in Washington County, Colorado.  Following is a table relating to the two producing wells:

# of Producing Wells (Gross/Net)		Gross/ Net Developed Acres-Productive		Gross/ Net Developed Acres
Oil	Gas	Oil	Gas	Oil	Gas

2	0	32	0	32	0

Developed Acreage as at December 31, 2003:

On June 10, 2003 the Company acquired a working interest in 320 total gross acres and 32 total net acres; “gross acres” means acres in which the Company has a working interest and “net acres” means the Company's aggregate working interest in the gross acres.  This acreage relates to S/2 Section 11, Township 2 South, Range 56 West, Washington County, Colorado known as the Kejr leases.

Undeveloped Acreage as at December 31, 2003:

On June 10, 2003 the Company acquired a working interest in

177.1 total gross acres and  95.8 total net acres.  This acreage relates to several sections of land in

Montana known as the Indian Creek leases.  A complete description of the leases can be found in Exhibit 4.8 appended to this filing.

As at December 31, 2003  the Company held a working interest in 177.05 gross acres and 95.8 total net acres.

Drilling Activity:

During the last three fiscal years the Company drilled one net productive dry development well in the Chestermere field in Alberta, Canada.  The well was drilled in the fiscal year ending 2001.  There were no other wells drilled during the last three fiscal years.

The Company participated in the drilling of an exploratory well during 2003 on its recently acquired Montana Leases.  The well was a dry hole.

Present Activities:

There are no present wells being drilled.  The Company intends to review oil and gas acquisitions both drilling prospects and existing production after completion of the spin off from FACT Corporation.

Delivery Commitments:

The Company does not have any delivery commitments or any short or long term contractual obligations.

Marketing

We currently do not conduct any marketing activities.  When we have oil and gas producing properties, the sale of the extracted products is determined by existing market conditions.  We do not believe that any marketing activities will be necessary to conduct operations following the acquisition of any of the properties described above.  The properties described above currently have operators who will be responsible for the marketing.  Should we take on the operatorship of a property then one of the responsibilities would be the marketing of the products.  At this time, we have no plans for becoming an operator.

Competition

Our competition comes from other oil and gas companies that are acquiring oil and gas assets that we would contemplate acquiring due to its investment and capital costs compared to our financial capabilities.  Since our financial resources are severely limited at this time, we are at a distinct disadvantage when competing against companies with significant assets.

Employees

We presently have no employees.   We hire consultants as required and rely on present management, being the directors and officers, to direct our business.   We will need to hire employees with experience in the oil and gas industry as we implement our business plan to grow the Company by acquisition of producing oil and gas assets and exploration and development properties which the Company may participate in drilling.  At present, the Company intends to take small interests in a number of properties and does not intend to become the operator of any of the properties.  However, as the Company grows through acquisitions it will require employees with oil and gas expertise to review potential acquisitions and accounting and administrative staff to manage revenues and expenditures.  The Company intends to hire these employees as it raises capital and completes acquisitions requiring these employees.   While the Company does not intend to operate any of the properties it acquires at this time, should the Company find a property or properties of merit which would require an operator, the Company would need to hire additional staff for operations.

REGULATORY MATTERS AFFECTING OUR BUSINESS

Environment and Safety

Capital Canada's oil and gas assets are subject to numerous federal, state and local laws and regulations relating to environmental protection from the time oil and gas projects commence until abandonment. These laws and regulations govern, among other things, the amounts and types of substances and materials that may be released into the environment, the issuance of permits in connection with exploration, drilling and production activities, the release of emissions into the atmosphere, the discharge and disposition of generated waste materials, offshore oil and gas operations, the reclamation and abandonment of wells and facility sites and the remediation of contaminated sites. In addition, these laws and regulations may impose substantial liabilities for the failure to comply with them or for any contamination resulting from the operations associated with Capital Canada's assets.  Laws and regulations protecting the environment have become more stringent in recent years, and may in certain circumstances impose "strict liability," rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may expose Capital Canada to liability for the conduct of or conditions caused by others, or for acts of Capital Canada which were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on Capital Canada's financial position and results of operations.

The Oil Pollution Act of 1990 ("OPA") and regulations promulgated pursuant thereto impose a variety of requirements on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills. Few defenses exist to the liability imposed by the OPA, and such liability could be substantial. A failure to comply with ongoing requirements or inadequate cooperation in a spill event could subject a responsible party to civil or criminal enforcement action.

Capital Canada takes the issue of environmental stewardship very seriously and works diligently with its operators to insure that compliance with applicable environmental and safety rules and regulations. Compliance with such laws and regulations has not had a material effect on Capital Canada's operations or financial condition in the past. However, because environmental laws and regulations are becoming increasingly more stringent, there can be no assurances that such laws and regulations or any environmental law or regulation enacted in the future will not have a material effect on Capital Canada's operations or financial condition.

Exploration and Operating Risks

Capital Canada's business is subject to all of the operating risks normally associated with the exploration for and production of oil and gas, including blowouts, cratering and fire, any of which could result in damage to, or destruction of, oil and gas wells or formations or production facilities and other property and injury to persons. As protection against financial loss resulting from these operating hazards, the Company maintains, through its operators, insurance coverage, including certain physical damage, employer's liability, comprehensive general liability and worker's compensation insurance. Although Capital Canada is not insured against all risks in all aspects of its business, such as political risk, business interruption risk and risk of major terrorist attacks, Capital Canada believes that the coverage it maintains is customary for companies engaged in similar operations. The occurrence of a significant event against which Capital Canada is not fully insured would have a material adverse effect on Capital Canada's financial position.

ORGANIZATIONAL STRUCTURE

FACT Corporation has three operating subsidiaries, Food and Culinary Technology Group Inc., Wall Street Real Estate Ltd.,  and Capital Reserve Canada Limited and one non-operating subsidiary, Wall Street Investment Corp.  all of which are 100% owned subsidiaries of FACT Corporation.  The following chart sets forth our corporate structure prior to our spin-off from FACT Corporation. Subsequent to the spin-off, we will operate independently from FACT Corporation and FACT Corporation will hold no shares  in the Company.

FACT Corporation a Colorado corporation

Wall Street Investment Corp. a Colorado corporation 100% owned by FACT Corporation	Capital Reserve Canada Limited an Alberta corporation 100% owned by FACT Corporation	Food and Culinary Technology Group, Inc. a Nevada corporation 100% owned by FACT Corporation	Wall Street Real Estate Ltd., an Alberta, Canada corporation 100% owned by FACT Corporation

Fact Products Inc. a Nevada corporation 100% owned by Food and Culinary Technology Group, Inc.

PROPERTY, PLANTS AND EQUIPMENT

Our principal corporate and administrative offices are located at 1530-9th Avenue S.E. Calgary, Alberta, Canada and are presently provided free of charge by FACT Corporation.  We may be required to find other space or enter into an agreement with FACT Corporation for some cash consideration to remain in the present space.  At the time of the spin-off from FACT Corporation, we will be required to either finalize an agreement for space or locate other available space to move to.

 We also have approximately 2,821 square feet of office and laboratory space at another Calgary, Alberta commercial building held under a lease from FACT Corporation that expires on October 31, 2005. This space is located at 335-25th Street S.E., Calgary, Alberta.  The financial commitment under the terms of this lease is the payment of CDN$2,822 per month plus operating costs estimated at $8.00 per sq ft for 2003.  We have sublet all of the space in this building and therefore no space is available for us to occupy.   As sublessor we executed a sublease agreement with T2/H2B Analytical Services, Inc. on October 30, 2000 for approximately 2,409 square feet at a rate of CDN$3,212 per month plus operating costs estimated at $8.00 per sq ft for 2003, for the period of November 1, 2000 to October 31, 2003 at which time the rate increases to CDN$3,614 per month plus operating costs until the expiry of the sublease on October 31, 2005.  As sublessor we also executed a one year sublease with Canada

Chemical Corporation which expires on December 31, 2003 for the remaining square footage with a monthly rental rate of CDN$727.00 plus operating costs until November 1, 2003 at which point the monthly rental rate increases to CDN$848 plus operating costs.   As of the date of this filing, Canada Chemical Corporation has provided us with notice of its intent to continue to sublease the space on a month to month basis.  Should the Canada Chemical Corporation space become available it would not be suitable for us to move into  it is laboratory space and cannot be converted to office space.   We have identified another subtenant for the space should it become available.

Oil and Natural Gas Properties

As described above under this Item 4, under the subheading “BUSINESS OVERVIEW – The Montana Leases”, we have acquired a 4% working interest in certain development acreage located in Montana, previously described as the Montana Leases.  During July 2003 we participated in the drilling of an exploratory well on this property.  The well was a dry hole.

As discussed above under this Item 4, under the subheading “BUSINESS OVERVIEW – The Kejr Leases”, we have acquired a 10% interest in certain oil and gas leases in Colorado, known as the Kejr leases, S/2 Section 11, Township 2 South, Range 56 West, Washington County, Colorado. There is one producing well on the leases, the Kejr 23-11, and one well, the Kejr 24-11, which is presently not producing.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

During the fiscal year ended December 31, 2003, we earned $30,583 in petroleum and natural gas revenue, compared to $77,354 for the fiscal year ended December 31, 2002; we also earned $34,609 in rental income for the fiscal year ended December 31, 2003, compared to $39,028 in rental income for the fiscal year ended December 31, 2002.  The decrease in petroleum and natural gas revenue was due to the divestiture of our producing oil and gas properties in Alberta, Canada in May, 2003 with an effective date of March 31, 2003.  Our operating expenses in fiscal year 2003 decreased to $34,679  from $129,669 in fiscal year 2002.  Such decrease in operating expenses was largely due to the divestiture of our Alberta Canada oil and gas leases which accounted for a decrease of $54,987 in operating expenses associated with oil and gas production.  The divestiture also resulting in a gain on the disposal of assets which further offset operating expenses by $27,804 compared to a loss on disposal of assets totaling $4,660 in 2002. We also realized reduced consultants fees in year 2003 totaling  $2,799 compared to such expenses in year 2002 of $13,148. This was due to reduced activity during year 2003 as the Company was not actively pursuing additional acquisition opportunities.  Our administrative expenses and legal fees were $10,346 and $2,162 respectively for 2003 compared to $5,060 and $542 during for 2002 due to the increased costs associated with the filing of a registration statement for the spin-off from FACT Corporation.

The Company realized a  gain in  year 2003 of $27,646  compared to a net loss for year 2002 of $21,429.  As noted above, the gain is primarily due to the divestiture of our primary oil and gas asset in May 2003.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2003, we had total assets of $31,797 compared to total assets of $87,578 as of December 31, 2002.   The reduction in total assets is related to the sale of the Company's producing oil and gas asset in May 2003.

As of December 31, 2003, we had a working capital deficit of $4,663, compared to a working capital deficit at December 31, 2002 of $99,873.  The increase in our working capital was mainly due to a reduction in our loans payable during fiscal year 2003. As of December 31, 2003, our accumulated deficit was $639,885, compared to an accumulated deficit of $667,530 as of December 31, 2002.

We financed our operations during fiscal year 2003 with proceeds from the sale of our primary oil and gas asset totaling $113,920 ($150,000 CDN) and through loans from our parent corporation. The loans are presently non-interest bearing and have no fixed terms of repayment.    We used cash in operations of $2,285 and received cash from investing activities of $107,363.  The Company has sufficient revenue from its rental properties and oil and gas production to meet its present capital requirements, however upon the spin-off from FACT Corporation, the Company will be required to commence repayment of the loan with FACT Corporation and to raise additional monies to effect its business plan.  The Company will seek to find investment capital from existing shareholders either by way of equity or loans or to source new capital.  There is no guarantee that the Company will be successful in its fund raising.

The Company has oil and gas leases valued at  $19,965 and $76,921 at December 31, 2003 and 2002, respectively that are currently classified on the balance sheet as tangible assets.  In the event that it is determined that SFAS 141 and 142 are applicable to these oil and gas mineral rights, the Company would be required to classify its oil and gas mineral rights held under lease and other contractual arrangements separately from oil and gas properties as intangible assets on our balance sheet and additional disclosures required by SFAS No.  141 and No. 142 relative to intangibles would be included in the notes to financial statements.

This interpretation of SFAS 141 and 142 would only affect the classification of oil and gas leases on the Company's balance sheet and would not affect total assets, net worth or cash flows.  The Company's results of operations would not be affected, since these leasehold costs would continue to be amortized under existing accounting standards.

MATERIAL CAPITAL COMMITMENTS

The Company presently has no material capital commitments save for the lease for rental space from FACT Corporation which is described under  “PROPERTY, PLANTS AND EQUIPMENT” above.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company has no research and development activity.

TREND INFORMATION

Capital Canada is not aware as of the filing of this Registration Statement of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on its financial condition, other than the acquisitions of the Montana Leases and the Kejr Leases, discussed above under “ITEM 4 – INFORMATION ON THE COMPANY - BUSINESS OVERVIEW – The Montana Leases”.  The Company acquired certain leases or property located in the State of Montana  and participated in the drilling of a well on the Montana leases in July, 2003 at a cost of $6,181.  This well was a dry hole. At present, there are no further  financial commitments on the Montana leases save for those costs to maintain the leases which is anticipated to be approximately $250 per year.  The ongoing operating costs of the Kejr leases are presently covered by revenue from such leases.

The Company sold its oil and gas assets on May 15, 2003, effective as of March 31, 2003,  to Hornet Energy Ltd., a division of Compton Petroleum Corporation, a company located in Calgary, Alberta for CDN$150,000  (approximately $113,920 US). As a result of the divestiture of this asset the Company does not expect to experience a dramatic change in revenues and expenses.  During the two most recently completed fiscal years, revenues and expenses related to this producing property have been close to equal, resulting in insignificant net income and/or expenses during any particular period. The Company has however reduced its payment obligations to the Alberta Treasury Branch by paying off that loan and therefore its expenditures have been  reduced by approximately $7,000.00 per month in loan payments and interest from this loan.  The Company is currently reviewing various other oil and gas opportunities for acquisition.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

CAPITAL RESERVE CANADA LIMITED AS AT DECEMBER 31, 2003
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
	Payments due by period
CONTRACTUAL OBLIGATIONS	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Lease Obligations (Office Space) (1)	39,383	21,481	17,901	-	-
Related Party Loans	664,288	-	-	664,288(2)	-

Total	703,670	21,481	17,901	664,288

(1)  The Company has sublet this lease space for the entire term of the obligations but remains responsible for the lease payments should the subtenants fail to make the payments.

 (2) The Company will have a debt obligation to FACT Corporation upon completion of the spin off from FACT Corporation.  At that time, the Company will issue in favor of FACT Corp. a promissory note for repayment of the debt but the terms of the promissory note have not yet been negotiated.  The Company expects that it will be able to negotiate at least a three year term on the note and therefore the debt is listed below to be repaid in 3 to 5 years.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the names and ages of our current directors and executive officers, the principal offices and positions held by each person and the date such person became a director or executive officer.   Our executive officers are elected annually by our Board of Directors. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers, and no persons have been elected as a director or officer at the request of any shareholders, customers, suppliers, or others.

Name	Age	Title	Date
N. Desmond Smith	50	President and Director	February 13, 2003
W. Scott Lawler	42	Secretary-Treasurer and Director	December 8, 1999
Jacqueline R. Danforth	32	Director	September 3, 2002

N Desmond Smith

Mr. Smith has been our President and a member of our board of directors since February 13, 2003.  Mr. Smith has been the Manager of Development for Nostra Terra (Overseas) Ltd., an oil and gas exploration company, since May 2000.  In this capacity he is responsible for the development and operations of oil and gas projects in the Ukraine. From February 1995 to May 2000, Mr. Smith was the Chief Operating Officer of A&B Geoscience Corp., an oil and gas exploration company,  where he was responsible for the development of oil and gas projects in the Republic of Azerbaijan.  Mr. Smith is a director of Texas T Resources Inc. an oil and gas and mining exploration company and the President and a director of Lion's Gate Investments Ltd., a holding company which derives its revenues from over-riding royalties from oil and gas production.  He obtained his Bachelor of Science in Geology in 1975 from the University of British Columbia.   Mr. Smith devotes approximately (one) 1 day per week of aggregated time to the business of the Company at present.   Please see the Risk Factor under Item 3 above, entitled “Some of our Directors face possible conflicts of interest through dual directorship” on page 7.

W. Scott Lawler, Esq.

Mr. Lawler has been a member of our Board of Directors and our Secretary-Treasurer since incorporation. Mr. Lawler is an attorney and is admitted in the State Bar of California. Currently, Mr. Lawler is a director and the

President of International Securities Group, Inc., a private venture capital company. Mr. Lawler has been a member of the Board of Directors of FACT Corporation since November 1999 and served as President of FACT from November 1, 1999 to August 7, 2001, and serves as a director of subsidiaries of FACT, including Food and Culinary Technology Group, Inc. since July 2001, FACT Bread Company Inc, since November 2001. As well, Mr. Lawler has also served as a director of Crysler Corp. since November 2001 and E-one Corporation since October 2002.  Mr. Lawler received a Bachelor's Degree in Business Management in 1984 from Brigham Young University and his Juris Doctorate degree from University of Southern California Law Center in 1988. Mr. Lawler was admitted to the California State Bar in 1988. Mr. Lawler has been the principal of Lawler & Associates, specializing in corporate and securities matters, since 1995.  Mr. Lawler devotes approximately one (1) day per month to the Company in his capacity as a Board Member and Secretary-Treasurer.  Mr. Lawler also acts for the Company in the capacity of U.S. securities counsel.

Jacqueline R. Danforth

Ms. Danforth has been a member of our Board of Directors since September 3, 2002. Ms. Danforth has spent the past several years in the employ of publicly traded companies providing management, administrative and accounting services. She has been a member of the Board of Directors and the President of FACT Corporation, a public corporation engaged in the business of functional foods, since August 7, 2001. Ms. Danforth has been a director and Secretary-Treasurer of Food and Culinary Technology Group Inc., FACT Corporation's primary operational subsidiary, since its acquisition by FACT Corporation on November 7, 2001. Ms. Danforth became President of Food and Culinary Technology Group Inc. on July 22, 2002.  Ms. Danforth was the Secretary, Treasurer and a member of the Board of Directors of Synergy Technologies Corporation, an oil and gas technology company, from December 1997 to June 2001. During her tenure at Synergy Technologies, Ms. Danforth was a member of Synergy's Audit Committee; and a  director of Synergy's operating subsidiaries, Carbon Resources Ltd., SynGen Technologies Limited, and Lanisco Holdings Limited. Ms. Danforth also currently serves on the Board of Directors of Texas T Resources Inc., a publicly traded Alberta corporation operating in the oil and gas industry, as well as on the Board of Directors of its subsidiaries, Texas T Petroleum Ltd. and Texas T Petroleum Inc. She is the President and sole director of Argonaut Management Group, Inc., a private consulting company.  Ms. Danforth handles the administration of the Company and overseas the financial statement preparation.  She presently spends approximately three days (3) per month on the affairs of the Company.  Please see the Risk Factor under Item 3 above entitled “Some of our Directors face possible conflicts of interest through dual directorship” on page 7.

None of our directors has been involved in any bankruptcy or criminal (excluding traffic violations and other minor offenses) proceedings. None of our directors is subject to any order, judgment or decree related to his involvement in any type of business, securities or banking activities or has been found to have violated a federal or state securities or commodities law.

COMPENSATION

The following table sets forth the compensation paid to our directors and members of our management group for the last fiscal year .  No executive officer of Capital Reserve Canada Limited earned a salary and bonus for such fiscal year in excess of CDN$100,000.

	Annualized Compensation			Long Term Compensation
Name and Principal Position	Year	Salary (CDN$)	Bonus (CDN$)	Securities Under Options to be Granted (#)	Long Term Incentive Plan Payouts (CDN$)	All other Compensation (CDN$)

N. Des Smith President & Director	2003	-	-	24,000	-	-

James F. Marsh President & Director	2002	3,000	-	-	-	-

Jacqueline Danforth Director	2002	-	-	-	-	-

W. Scott Lawler Director & Secretary Treasurer	2002	-	-	-	-	-

The Company has not paid any other compensation to any other members of its management, administrative or supervisory bodies.

Compensation of Directors

No directors receive any form of compensation in their capacity as directors of Capital Canada, save for Mr. Smith, who has been granted an incentive stock option which  is described below under “SHARE OWNERSHIP”.

BOARD PRACTICES

Members of our Board of Directors are elected annually at the Annual Shareholders' Meeting and hold the position until the next Annual Shareholders' Meeting or until his successor is duly elected and qualified.  Ms. Danforth and Messrs. Lawler and Marsh were elected at our last Annual Shareholders' Meeting which was held on December 31, 2002. Mr. Marsh resigned from the board on February 13, 2003 at which time Mr. Smith was elected as a member of the board. We have not entered into any formal service contracts with any of our directors.

We do not have any standing audit, nominating, or compensation committees of the Board of Directors.  Our executive officers are elected annually by our Board of Directors and hold such positions until the following year or until his successor is duly elected by our Board of Directors.

EMPLOYEES

We have had no employees to date and have relied on the employees of our parent corporation, FACT Corporation, to undertake all of the day to day operational duties.  FACT Corporation has supplied a total of two accounting staff and one secretarial staff member to the Company over the last three fiscal years on a part time basis, with an average of approximately one day per week for each FACT Corporation employee being spent on the business of the Company.  All of the employees have been located in FACT and the Company's offices in Calgary, Alberta Canada.

SHARE OWNERSHIP

The following table sets forth information, as of June 28, 2004, with respect to the beneficial ownership of Capital Reserve Canada Limited's Class A common stock by each of the Company's officers and directors, and by the officers and directors of the Company as a group. This information assumes the effects of the 2,000 to 1 forward split of the outstanding shares of Class A common stock and its distribution by FACT Corporation to its shareholders on a pro rata basis as described above under “ITEM 4. INFORMATION ON THE COMPANY – SPIN OFF FROM FACT CORPORATION”.  Information is also provided regarding beneficial ownership of Class A common stock if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of Class A common stock are issued.

TITLE OF CLASS	BENFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS (1)

Class A Common	W. Scott Lawler, director of Capital Reserve Canada Limited and Secretary/Treasurer c/o 1530-9th Ave S.E. Calgary, Alberta, Canada T2G OT7	45,569 common shares held directly (2)	2.27%

Class A Common	Jacqueline R. Danforth, director of Capital Reserve Canada and President and director of Fact Corporation; c/o 1530-9th Ave S.E. Calgary, Alberta, Canada T2G OT7	71,367 common shares of which 200 common shares are held directly and 71,167 are held indirectly(3)	3.56%

Class A Common	N. Desmond Smith, President and Director of Capital Reserve Canada Limited c/o 1530-9th Avenue SE Calgary, Alberta T2G 0T7	24,000(4)	0%
	All Officers and Directors as a group	116,936 common shares	5.84%

(1) Based on 2,000,000 shares of Class A Common Stock.

(2) This position includes  1,200 Class A common  shares owned by Nate Lawler, the son of W. Scott Lawler.

(3) Ms. Danforth is the beneficial owner of Argonaut Management Group Inc. which holds a total of 71,167 common shares.

(4) Mr. Smith has been granted a total of 24,000 incentive stock options at $0.01 per share which will vest 1,000 shares per month commencing  30 days after the Company's common stock is approved for quotation on the OTC Bulletin Board.   No shares have vested as at the date of this filing and thus no options are currently exercisable and it is not anticipated that any will be exercisable within the next 60 days.   The options will expire on May 12, 2013.

On May 12, 2003, the board of directors issued options to N. Desmond Smith, our President, in connection with his services as our President.  These options are exercisable into 24,000 Class A common shares with an exercise price of CDN $0.01 per share.  Under the terms of the option agreement, the date which is 30 days following the date on which we commence trading on the Over the Counter Bulletin Board or its successor, the Bulletin Board Exchange, is considered the monthly anniversary date for purposes of the option agreement.  Commencing on the first monthly anniversary of the option agreement, 1,000 options shall vest.  On each subsequent monthly anniversary, 1,000 options will vest.  As of the date of this filing, no options had vested.  The option agreement has an addendum  that provides that in the event that the option is to be assumed in connection with a corporate transaction, the option shall not accelerate upon the occurrence of that corporate transaction, and the option shall continue over the optionee's period of service after the corporate transaction to be come exercisable for the option shares in accordance with the provisions of the option agreement.  However, immediately upon an involuntary termination of the Mr. Smith's service within eighteen (18) months following such corporate transaction, the assumed option to the extent outstanding at the time but not otherwise fully exercisable, shall automatically accelerate so that the option shall become immediately exercisable for all the option shares at the time subject to the option and may be exercised for any or all of the option shares as fully vested shares.  The option as accelerated shall remain exercisable until the earlier of (i) the expiration date or (ii) the expiration of the one year period measured from the date of Mr. Smith's involuntary termination.  An involuntary termination under the option agreement means the termination of Mr. Smith's  service by reason of Mr. Smith's involuntary dismissal or discharge by the Company for reasons other than misconduct, or Mr. Smith's voluntary resignation following a change in Mr. Smith's  position with the Company (or parent or subsidiary) which materially reduces Mr. Smith's duties and responsibilities or the level of management to which Mr. Smith reports, or a reduction in Mr. Smith's level of compensation (including base salary, fringe benefits and target vonus under any corporate performance based bonus or incentive programs) by more than fifteen percent (15%).  The option is to remain exercisable following the involuntary termination of Mr. Smith's service within eighteen (18) months after the corporate transaction.

The Company has not made any other arrangements for any issuance or grant of options or shares or securities of the Company at this time.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

Currently, we are a wholly-owned subsidiary of FACT Corporation which presently owns 2,000,000 shares of our Class A Common Stock based the completion of a forward split of 2000 to 1 approved on May 28, 2003.

As part of our planned spin off, the shareholders of FACT Corporation would receive a proportionate number of our Class A Common Shares based on the number of shares which they own of FACT Corporation. A list showing our principal shareholders following the spin-off is provided above under Item 6 above.  The Company's major shareholders following the spin-off will not have any different voting rights than any of the other shareholders of the Company.

After giving effect to the spin off (described above under “ITEM 4. INFORMATION ON THE COMPANY – SPIN OFF FROM FACT CORPORATION”) there will be a total of 56 shareholders in Canada holding a total of  739,916 Class A Common shares of the Company.

The following table sets forth information, as of June 28, 2004, with respect to the beneficial ownership of Capital Reserve Canada Limited's Class A common stock by each person know to be the beneficial owner of more than 5% of the outstanding Class A common stock.   This information assumes the effects of the 2,000 to 1 forward split of the outstanding shares of Class A common stock and its distribution by FACT Corporation to its shareholders on a pro rata basis.  Information is also provided regarding beneficial ownership of Class A common stock if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of Class A common stock are issued.

TITLE OF CLASS	BENFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS (1)

Class A Common	Ultimate Resort Destinations Inc. (2) 1530-9th Ave S.E. Calgary, Alberta T2G 0T7	395,081 shares	19.75%

Class A Common	Caribbean Overseas Investments Ltd. (3) 25 Regent Street, Belize City, Belize	181,160 shares	9.06%

Class A Common	Bahamian Overseas Investment Fund Sociedad(4) Nassau, Bahamas	164,934 shares	8.25%

Class A Common	Buccaneer Holdings Inc. (5) P.O. Box 1678 Belize City, Belize	143,055 shares	7.15%

Class A Common	Stone Canyon Resources Ltd. (5) 1530-9th Ave S.E. Calgary, Alberta T2G 0T7	202,544 shares	10.13%

Class A Common	Texas T Petroleum Ltd. (6) 1530-9th Ave S.E. Calgary, Alberta T2G 0T7	100,000 shares	5.00%

(1)Based on 2,000,000 shares of Class A common stock.

(2) Ultimate Resort Destinations, Inc. is a wholly owned subsidiary of Ultimate Destinations Inc. whose beneficial owners are Clifford Larry Winsor and Caribbean Overseas Investments Ltd.

(3) Caribbean's beneficial owner is Crysler Investments Ltd.

(4)Bahamian Overseas Investment Fund Sociedad beneficial owner is John King.

(5) Buccaneer Holdings Inc.'s beneficial owners are Walter Brown, Al Brown, Berta Tillman, Alfonso Sevasey, Renegade Recreational Rentals, Inc., Dorothy Vasquez, Rupert Flowers, Gerald Jones and Yvette Burks.

(5)  Stone Canyon Resources Ltd. is a Company that has more than 50 shareholders and its sole officer and director is Caroline Winsor.

(6)  Texas T Petroleum Ltd. is 75% owned subsidiary of Texas T Resources Inc., a public reporting Company trading on the Toronto Venture Exchange (TSX).

RELATED PARTY TRANSACTIONS

During the quarter ended June 30, 2003, the Company executed an agreement with FACT Corporation and Terra Nostra Technology Ltd. whereby we acquired an interest in certain oil and gas leases held in Rosebud and Garfield Counties, Montana which had previously been sold by FACT Corporation to Terra Nostra Technology Ltd. (previously Terra Nostra Resources Ltd.). FACT Corporation currently is Capital Canada’s sole shareholder. Moreover, W. Scott Lawler, a director of FACT Corporation and the Company was a shareholder in Terra Nostra Technology Ltd. at the time of the transaction.  We received the properties in consideration of an agreement to pay to FACT Corporation the amount of $10,000.  Presently the $10,000 is on carried on the books of FACT Corporation and the Company as an intercompany loan.  This amount will become a part of the promissory note to be issued by the Company to FACT Corporation upon the spin off of the Company from FACT Corporation.  As part of the agreement with FACT Corporation and Terra Nostra Technology Ltd., the Company will also take ownership of a small producing oil and gas well in Colorado.

All of related party loans were retired by the issuance of shares of FACT Corporation during the quarter ended September 30, 2003.

During the fiscal year ended December 31, 2003, the Company was charged consulting fees totaling $3,539 to International Securities Group Ltd., a Company controlled by a W. Scott Lawler, a director of the Company, a total of $207 remained unpaid as at the year ended December 31, 2003.

The Company has, in the past,  paid management and consulting fees to various companies controlled by directors of the Company.  The Company will require minimal services from International Securities Group Ltd. and will continue to use their services for photocopying and faxing and telephone and some minor secretarial work.   The Company has terminated its agreements with 447017 B.C. Ltd. and does not foresee that it will enter into another consulting agreement with this company for its services.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

The required financial statements are provided at the end of this Registration Statement starting on Page F-1.

ITEM 9.

THE OFFER AND LISTING

OFFER AND LISTING DETAILS

Since all of our outstanding shares have been held by one shareholder, there has been no trading in our stock and thus no price history of our stock is available.

PLAN OF DISTRIBUTION

Not Applicable

MARKETS

Currently, there is no market for any of our classes of stock.  There is no assurance that there will be liquidity in the any of our stock.  Upon completion of the spin-off we intend to apply to have our Class A Common stock traded on the Over The Counter Bulletin Board.  There cannot be any assurance that our application for listing will be approved.

SELLING SHAREHOLDERS

Not Applicable

DILUTION

Not Applicable

EXPENSES OF THE ISSUE

Not Applicable

ITEM 10.

ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Capital Canada incorporates by reference herein the information set forth under the heading “MEMORANDUM AND ARTICLES OF ASSOCIATION” located in Capital Canada’s Amendment No. 4 to Form 20F/A filed with the Securities and Exchange Commission on March 16, 2004.

MATERIAL CONTRACTS

During the fiscal year ended December 31, 2001 Ultimate Resort Destinations Inc., a Nevada corporation (“Ultimate”), which at the time of the mortgage shared a common officer and director with FACT Corporation, Ms. Jacqueline Danforth, provided funds totaling $211,115 in the form of a mortgage to FACT Corporation in respect of renovations made to certain of FACT Corporation's real property. The mortgage accrued interest at the rate of 10% per annum, expiring April 11, 2002. This holder released the property from the mortgage thereafter, and the balance due was converted to a Secured Convertible Debenture on December 31, 2002, along with other amounts loaned to FACT Corporation up to that date. The Secured Convertible Debenture is in the total amount of $650,000. As part of this agreement, FACT Corporation issued to Ultimate 107,250 restricted shares of its Class A Common Stock. For purposes of financial reporting the shares were valued at the 10-day average trading price of the Company's shares, or $0.3645, for a total of $39,093. The Secured Convertible Debenture accrues interest at the rate of eighteen percent (18%) per annum and matures on December 31, 2004. Payments of accrued interest are due and payable on the last day of each month, up to maturity, at which point principal and any accrued but unpaid interest is due and payable. The principal amount of this debenture is convertible into shares of FACT Corporation's Class A Common Stock at a conversion price of $1.60 per share. If the shares underlying the debenture are registered by FACT Corporation with the SEC in an effective registration statement and the market price of FACT Corporation's Class A Common Stock exceeds $4.00 for ten (10) consecutive trading days, the balance of this debenture and all accrued and unpaid interest thereon will automatically convert into shares of Class A Common Stock.   The Convertible Debenture includes a lien in favor of Ultimate over all of the assets of FACT Corporation including the shares of Capital Canada..

On June 1, 2004, FACT Corporation and the Company reached an agreement with Ultimate Resort Destinations Inc. whereby Ultimate Resort Destinations Inc. agreed to release its lien over all of the shares of the Company in exchange for FACT Corporation transferring its 395,081 shares of the Company to Ultimate Resort Destinations Inc.

The agreement is presently being drafted and will be filed as an exhibit with the next regulatory filing made by the Company.

EXCHANGE CONTROLS

There are no governmental laws, decrees, regulations or other legislation of Canada that may affect the import or export of capital for use.

Other than the withholding of any taxes due under the terms of specific treaties between countries on dividends paid to shareholders of the Corporation there are no restrictions on the remittance of dividends, interests or other payments.

TAXATION

The discussions below summarize the material tax considerations relevant to an investment in common shares by individuals and corporations who, for income tax purposes, are resident in the U.S. for purposes of the Convention (as hereinafter defined) and are not resident in Canada, who hold common shares as a capital asset, and who do not hold the common shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, "Unconnected U. S. Shareholders" or "Holders"). The tax consequences of an investment in common shares by investors who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed herein. The discussion of U.S. tax consideration is addressed only to Unconnected U. S. Shareholders whose "functional currency" within the meaning of Section 985 of the Internal Revenue Code of 1986, as amended (the "Code"), is the U. S. dollar, and to U. S. citizens who are not residents in the U.S. for the purpose of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders. Furthermore, the discussion of U.S. tax consideration does not address the tax treatment of Unconnected U. S. Shareholders that own, or are deemed for U.S. federal income tax purposes to own, 10% or more of the total combined voting power of all classes of voting stock of Capital Reserve Canada Limited. The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U. S. tax.

This discussion does not address all of the income tax consequences that may be applicable to any Holder subject to special treatment under the U.S. federal income tax law or to any particular Holder in light of such Holder's particular facts and circumstances. Some Holders, including tax exempt entities, banks, insurance companies and persons who hold common shares as part of a hedging transaction may be subject to special or different rules not discussed below. The discussion of U.S. tax considerations is based on the provisions of the Code.

 The discussion of Canadian tax consideration is based upon the provisions of the Income Tax Act (Canada), as amended from time to time (the "Tax Act"), the Convention between Canada and the U.S. with Respect to Taxes on Income and Capital, as amended from time to time (the "Convention"), and the Company's understanding of published administrative practices of Canada Customs and Revenue Agency and judicial decision, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U. S.

U.S. Federal Income Tax Considerations

Unconnected U.S. Shareholders generally will treat the gross amount of the distributions paid by the Company, including the amount of any Canadian tax withheld, as foreign source dividend income for U.S. federal income tax purposes to the extent of the Company's current or accumulated earnings and profits, as computed for U.S. federal income tax purposes. Distribution in excess of that amount will reduce an Unconnected U.S. Shareholder's tax basis in the common shares, but not below zero, and the remainder, if any, will be treated as taxable capital gains. In general, in computing its U.S. federal income tax liability, an Unconnected U.S. Shareholder may elect for each taxable year whether to claim a deduction or, subject to the limitations described below, a credit for Canadian taxes withheld from dividends paid on its common shares. If the Unconnected U.S. Shareholder elects to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by the Shareholder for such taxable year. The Code applies various limitations on the amount of foreign tax credit that may be available to a U.S. taxpayer based upon the segregation of foreign source income into separate categories of income. The amount of credit which may be claimed with respect to the category of income to which the dividend is allocated, and to which the foreign taxes are attributable generally may not exceed the same portion of the U.S. tax on worldwide taxable income, before applying the foreign tax credit as the U.S. holder's foreign source taxable income allocation to such category bears to such U.S. holder's entire taxable income. The foreign tax credit is disallowed for dividends on stock unless a minimum holding period is satisfied and additional limitations may restrict the ability of some individuals to claim the foreign tax credit. Accordingly, we urge investors to consult their own tax advisors with respect to the potential consequences to them of the foreign tax credit limitations.

For U. S. federal income tax purposes, the amount of any distributions made on a common share to an Unconnected U.S. Shareholder in Canadian dollars will equal the U.S. dollar value of the Canadian dollars calculated by reference to the appropriate exchange rate in effect on the date of receipt of the distribution, regardless of whether the Canadian dollars are actually converted into U.S. dollars upon receipt. Unconnected U.S. Shareholders are urged to consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Canadian dollars which are converted into U.S. dollars subsequent to receipt by the shareholder.

The sale of common shares generally will result in a gain or loss to the Holder in an amount equal to the difference between the amount realized and the Holder's adjusted cost basis in the shares. Provided that the Holder is not considered a "dealer' in the shares sold, gain or loss on the sale of the common shares will generally be capital gain or loss.

Capital losses are used to offset capital gains. Individual taxpayers may deduct the excess of capital losses over capital gains of up to US$3,000 a year, US$1,500 in the case of a married individual filing separately, from ordinary income. Non-corporate taxpayers may carry forward unused capital losses indefinitely.  Unused capital losses of a corporation may be carried back three years and carried forward five years.

Canadian Tax Considerations

Dividends received or deemed to be received, on the common shares by Unconnected U.S. Shareholders will be subject to Canadian withholding tax at the rate of 25%, subject to reduction under the Convention. Under the Convention, the maximum rate of withholding tax on such dividends is reduced to 15% if the beneficial owner of such dividends is an Unconnected U.S. Shareholder. However, that rate is reduced to 5% under the Convention if the beneficial owner of such dividends is an Unconnected U.S. Shareholder that is a corporation that owns at least 10% of the voting stock of the company.

An Unconnected U.S. Shareholder will not be subject to tax in Canada on any capital gain realized upon the disposition or deemed disposition of the common shares, provided that the common shares do not constitute "taxable Canadian property" of the shareholder within the meaning of the Tax Act.

Canada does not currently impose any estate taxes or succession duties.

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENTS BY EXPERTS

Not Applicable

DOCUMENTS ON DISPLAY

All documents filed in connection with this registration statement have been filed with the Securities and Exchange Commission using the EDGAR (Electronic Data Gathering, Analysis and Retrieval) system.  The Securities and Exchange Commission maintains a Web site on the Internet at the address http://www.sec.gov that contains reports, proxy information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

SUBSIDIARY INFORMATION

The Company does not have any subsidiaries.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15.

CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our President and acting Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our management, including our President and acting Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14.  Based upon the foregoing, our President and our acting Chief Financial Officer concluded that our disclosure controls and procedures are effective.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not presently have an audit committee.

ITEM 16B.

CODE OF ETHICS

As of the date of this report, the Company has not adopted a code of ethics that applies to is principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.  The Company had  intended to prepare such a code of ethics and present it to its Board of Directors for adoption during the second quarter of fiscal year 2003, however while it prepared plans for review, it did not complete the planned adoption of a code of ethics.  The Company has target the second quarter of fiscal year 2004 to review and finalize the adoption of a code of ethics.   Upon adoption, the Company will file a copy of its code of ethics with the Securities and Exchange Commission as an exhibit to its annual report for the year ending December 31, 2004 and post it on its website.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to the Company for professional services rendered by the Company's principal accountant, for the year ended December31, 2003 and December 31, 2002:

Services	2003	2002
Audit fees	-0-	-0-
Audit related fees	$375	-0-
Tax fees	-0-	-0-
Total fees	$375	$-0-

There have been no audit fees charged to the Company by Miller & McCollom for the year 2002 as all of the audit fees from Miller & McCollom have been charged to FACT Corporation, the parent of the Company.  Miller & McCollom have not yet presented a bill for audit fees for the Company’s financial statements for the year ended December 31, 2003, however the Company has accrued $10,000 for audit fees on its balance sheet for 2003.

Audit fees consist of fees for the audit of the Company's annual financial statements or the financial statements of the Company’s subsidiaries or services that are normally provided in connection with the statutory and regulatory filings of the annual financial statements.

Audit-related services include the review of the Company's financial statements and quarterly reports that are not reported as Audit fees.

Tax fees included tax planning and various taxation matters.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

PART III

ITEM 17.

FINANCIAL STATEMENTS

See Item 18 Below.

ITEM 18.

FINANCIAL STATEMENTS

The required financial statements are provided herein starting on page F-1.

ITEM 19.

EXHIBITS

Exhibit No.	Exhibit
1.1

Certificate of Incorporation of the Company consisting of the Articles of Incorporation filed with the Alberta Registries on December 8, 1999, filed with the Registrant’s Form 20-F filed on July 11, 2003 (file # 000-50339)

1.2

Amendment to Articles of Incorporation of the Company filed with Alberta Registries on January 15, 2003, incorporated by reference to the Exhibits filed with the Registrant's Form 20-F filed on July 11, 2003 (file # 000-50339)

1.3	By-Laws of the Company, dated December 8, 1999, incorporated by reference to the Registrant's Form 20-F filed on July 11, 2003 (file # 000-50339)

4.1

Lease between Capital Reserve Corporation (now known as FACT Corporation) and Capital Reserve Canada Limited, dated August 30, 2000, incorporated by reference to the Exhibits filed with the Registrant's Form 20-F filed on July 11, 2003 (file # 000-50339)

4.2

Amendment to Lease between Capital Reserve Corporation (now known as FACT Corporation) and Capital Reserve Canada Limited, dated September 7, 2000, incorporated by reference to the Exhibits filed with the Registrant's Form 20-F filed on July 11, 2003 (file # 000-50339)

4.3

Amendment to Lease between Capital Reserve Corporation (now known as FACT Corporation) and Capital Reserve Canada Limited, dated October 30, 2000, incorporated by reference to the Exhibits filed with the Registrant's Form 20-F filed on July 11, 2003 (file # 000-50339)

4.4

Sublease between Capital Reserve Canada Limited and TJ/H2b Analytical Services Inc, dated October 30, 2000, incorporated by reference to the Exhibits filed with the Registrant's Form 20-F filed on July 11, 2003 (file # 000-50339)

4.5

Sublease between Capital Reserve Canada Limited and Canada Chemical Corporation, dated January 3, 2003, incorporated by reference to the Exhibits filed with the Registrant's Form 20-F filed on July 11, 2003 (file # 000-50339)

4.6

Specific Variable Rate Loan Agreement between Alberta Treasury Branches and Capital Reserve Canada Limited, dated September 27, 2001, incorporated by reference to the Exhibits filed with the Registrant's Form 20-F filed on July 11, 2003 (file # 000-50339)

4.7

Option Agreement between Capital Reserve Canada Limited and N. Desmond Smith, dated May 12, 2003, incorporated by reference to the Exhibits filed with Amendment No. 2 to the Registrant's Form 20-F filed on November 28, 2003 (file # 000-50339)

4.8

Purchase Agreement between Capital Reserve Canada Limited, FACT Corporation and Terra Nostra

Technology Ltd. dated June 10, 2003, incorporated by reference to the Exhibits filed with Amendment No. 2 to the Registrant's Form 20-F filed on November 28, 2003 (file # 000-50339)

4.9

Petroleum, Natural Gas, and General Rights Conveyance between Hornet Energy Ltd. and Capital Reserve

Canada Limited dated May 5, 2003, incorporated by reference to  the Exhibits filed with Amendment No. 2 to the Registrant's Form 20-F filed on November 28, 2003 (file # 000-50339)

12	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), filed herewith.
13	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350), filed herewith.

CAPITAL RESERVE CANADA LIMITED

FINANCIAL STATEMENTS

AS AT THE FISCAL YEARS ENDED DECEMBER 31, 2003 AND 2002

with

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

INDEX TO FINANCIAL STATEMENTS

CAPITAL RESERVE CANADA LIMITED

FINANCIAL STATEMENTS

with

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Page

Report of Independent Certified Public Accountants	F-2

Financial Statements:

Balance Sheets	F-3

Statements of Operations	F-4

Statements of Cash Flows	F-5

Statement of Shareholders’ Deficit	F-6

Notes to Financial Statements	F-7 to F-12

Supplemental Information	F-13 to F-15

Report of Independent Certified Public Accountants

Board of Directors

Capital Reserve Canada Limited

We have audited the accompanying balance sheets of Capital Reserve Canada Limited as of December 31, 2003 and December 31, 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2003 and December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Reserve Canada Limited as of December 31, 2003 and December 31, 2002 and the consolidated results of its operations, stockholders’ equity, and its cash flows for the years ended December 31, 2003 and December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1, the Company has limited working capital and continued operating losses, which raise substantial doubts about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Miller and McCollom

MILLER AND MCCOLLOM

Certified Public Accountants

4350 Wadsworth Boulevard, Suite 300

Wheat Ridge, Colorado 80033

April 12, 2004

CAPITAL RESERVE CANADA LIMITED

BALANCE SHEETS

	December 31,
	2003	2002
ASSETS
Current Assets
Cash	3,920	501
Accounts receivable	3,929	2,162
Accounts receivable (related party)	3,983	6,585
Loan receivable	-	402
Prepaid expenses	-	581
Total current assets	11,832	10,231

Oil & Gas Leases (net of accumulated depletion) (Full cost method)
Evaluated	5,506	76,921
Unevaluated	14,459	-

Office equipment and computers (net of accumulated depreciation of $1,583 (2003) and $875 (2002))	-	426
Total assets	31,797	87,578

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Loans payable	1,087	50,500
Accounts payable and accrued liabilities	15,201	23,734
Accounts payable (related party)	207	11,104
Loans from related parties	-	24,766
Total current liabilities	16,495	110,104

Provision for site restoration	3,067	1,640

Due to parent	664,288	624,812
Total liabilities	683,851	736,556
Commitments and contingencies
Stockholders’ equity
Common stock, authorized unlimited number of Class A common shares, no par value, 2,000,000 shares issued and outstanding	68	68
Accumulated deficit	(639,885)	(667,530)
Accumulated other comprehensive income	(12,236)	18,484
Total stockholders’ equity	(652,053)	(648,978)
Total liabilities and stockholders’ equity	31,797	87,578

CAPITAL RESERVE CANADA LIMITED

STATEMENTS OF OPERATIONS

	2003	2002

Revenue
Petroleum and natural gas (net of royalties)	30,583	77,354
Rental income	34,609	39,028
Total revenue	65,192	116,382

Costs and expenses
Petroleum and natural gas related costs (including depletion)	22,712	77,699
Rental operating costs	23,983	20,994
Legal	2,162	542
Consultants	2,799	13,148
Administrative expenses	10,346	5,060
Depreciation and amortization	480	7,566
Loss (Gain) on disposal of assets	(27,804)	4,660
	34,679	129,669

Gain (Loss) from operations	30,513	(13,287)

Other income and expenses:
Interest income	2,084	—
Interest expense	(4,951)	(8,142)
	(2,867)	(8,142)

Net Gain (loss)	27,646	(21,429)

Net gain (loss) per common share	0.01	(0.01)

Weighted average number of common shares used in calculation	2,000,000	2,000,000

Other comprehensive income
Net Gain (loss)	27,646	(21,429)
Foreign currency translation adjustment	12,236	(1,475)
Total other comprehensive income		(22,904)

CAPITAL RESERVE CANADA LIMITED

STATEMENTS OF CASH FLOWS

	2003	2002
Cash flows from operating activities
Net gain (loss)	27,646	(22,904)
Reconciling adjustments:
Depletion, amortization and site restoration	4,991	38,268
(Gain) Loss on disposal of assets	(27,804)	4,660
Changes in operating assets and liabilities:
Accounts receivables	835	(3,729)
Prepaid expenses	581	89
Accounts payable and accrued liabilities	(8,533)	(37,830)
Net cash flows from operating activities	(2,285)	(19,971)

Cash flows from investing activities
Drilling expenditures	(6,959)	—
Proceeds from sale of oil & gas assets	113,920	—
Loan advances	402	(402)
Proceeds from disposal of office equipment	—	6,114
Net cash flows from investing activities	107,363	(5,836)

Cash flows from financing activities
Loan proceeds	1,087	25,828
Loan repayment	(50,500)	(119,054)
Repayment to loan from parent	(6,187)	116,757
Net cash flows from financing activities		23,531

Foreign currency translation adjustment	(46,059)	(1,475)

Net change in cash and cash equivalents	3,419	(3,751)
Cash and cash equivalents at the beginning of the year	501	4,252
Cash and cash equivalents at the end of the year	3,920	501

Supplemental schedule of non-cash investing and financing activities:
Accrued interest expense added to loans payable	625	1,810
Acquisition of oil and gas lease payable to parent	(10,000)	—
Repayment of related party loans by parent	(35,663)	—

Supplemental schedule of cash flow information:
Interest paid	4,326	6,323
Income taxes paid	—	—

CAPITAL RESERVE CANADA LIMITED

STATEMENT OF STOCKHOLDERS’ DEFICIT

	Class A Common Stock
	Shares	Amount	Accumulated deficit	Accumulated other comprehensive income (loss)	Total Shareholders’ Deficit

Balance at December 31, 2001	2,000,000	68	(646,101)	19,959	(626,074)
Net loss for the year	—	—	(21,429)	—	(21,429)
Foreign currency translation adjustment	—	—	—	(1,475)	(1,475)
Balance at December 31, 2002	2,000,000	68	(667,530)	18,484	(648,978)
Net gain for the year	—	—	27,646	—	27,646
Foreign currency translation adjustment	—	—	—	(30,720)	(30,720)
Balance at December 31, 2003	2,000,000	68	(639,885)	(12,236)	(652,053)

Note 1- Summary of Significant Accounting Policies

This summary of significant accounting policies of Capital Reserve Canada Limited (the “Company”) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements, which are stated in U.S. Dollars.

Organization

The Company is an Alberta, Canada corporation formed December 8, 1999 to locate and acquire producing oil and gas assets in Canada. The Company is a wholly owned subsidiary of FACT Corporation, a publicly traded Colorado corporation.

Operations

The Company owns interests in producing oil and gas properties located in Alberta, Canada.

Use of Estimates in the preparation of the financial statements

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Depreciation

Depreciation has been provided in amounts sufficient to relate the costs of depreciable assets to operations over their estimated useful lives principally on the straight-line method from two to five years.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Currency

The functional currency of the Company is the Canadian dollar. Assets and liabilities in the accompanying financial statements are translated to United States dollars at current exchange rates and income statement accounts are translated at the average rates prevailing during the period. Related translation adjustments are reported as other comprehensive income, a component of stockholders’ equity.

(Loss) Per Share

(Loss) per share of common stock is computed by dividing the net loss by the weighted average number of common shares outstanding during the year.  Fully diluted earnings per share are not presented because they are anti-dilutive.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 107 (“SFAS 107”), Disclosure About Fair Value of Financial Instruments. SFAS 107 requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amount of the Company’s cash and cash equivalents, accounts receivable, prepaid expenses and other current expenses, and the current portions of notes payable approximate their estimated fair values due to their short-term maturities.

Valuation of Long-Lived Assets

The Company periodically analyzes its long-lived assets for potential impairment, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operating cash flows on a basis consistent with accounting principles generally accepted in the United States of America.

Income taxes

The Company is subject to Canadian income taxes.

Significant components of the Company's net deferred income tax asset are as follows:

Non-capital loss carry forward	19,305
Cumulative Canadian oil and gas property expenses	174,148
Less: Valuation allowance	(193,453)
Net deferred income tax asset	—

As of December 31, 2002, the Company’s non-capital losses of approximately $50,800 and cumulative Canadian oil and gas property expenses of approximately $601,000 are carried forward for tax purposes and are available to reduce taxable income of future years. The non-capital losses expire in 2007 through 2008; the cumulative Canadian oil and gas property expenses can be forward indefinitely. Deferred income taxes have been offset by a valuation allowance because of the uncertainty of future taxable income to absorb the carryforwards, including an increase in the current year of 12,309. These carryforwards may not be available if there is a significant change in ownership of the company.

The reconciliation of income tax (benefit) computed at the statutory rate to income tax expense (benefit) is as follows:

Tax (benefit) at federal statutory rate	(38.60)%
Valuation allowance	38.60
Tax provision (benefit)	0.00%

Other

The company has selected December 31 as its year-end.

The Company paid no dividends in 2003 or 2002.

Reclassifications

Certain reclassifications have been made to previously reported statements to conform to the Company’s current financial statement format.

Note 2 – Basis of Presentation

Generally accepted accounting principles in the United States of America contemplates the continuation of the Company as a going concern.  However, the Company has reported a net liability position and has accumulated operation losses since its inception, which raises substantial doubt about the Company's ability to continue as a going concern.  The continuation of the Company is dependent upon the continuing financial support of creditors and stockholders and upon obtaining the capital requirements for the continuing operations of the Company.  Management believes actions planned and presently being taken provide the opportunity for the Company to continue as a going concern.

Note 3 – Oil and Gas Activities

Chestermere property

During the year 2000, the Company acquired a 5% interest in a producing oil and gas field in the Crossfield Area of Alberta, Canada that included four wells and a gathering facility.  The total cost of the acquisition, $612,788 (CDN$900,000), was paid in cash of $204,263 together with 817,050 shares of the parent’s common stock at a deemed price of $0.50 per share. On May 15, 2003 this property was sold, with an effective date of  March 31, 2003, to Hornet Energy Ltd, a company located in Calgary, Alberta, Canada, and the operator of the property. Consideration received totaled $152,099 CDN (US$113,920), plus the forgiveness of certain outstanding operating expenses.  Because the sale included all of the oil and gas properties owned by the Company, all capitalized costs (full-cost pool) were reduced to zero and the Company recorded a gain of $27,804 in respect of the sale of this asset.

To the period ended March 31, 2003, (effective date of sale) there were five producing wells located on these properties that had gross sales totaling 342 bbls of oil and 596 BOE of gas. The average sales price per barrel of oil produced was $36.06 (CDN$45.98) and the average sale price for gas produced was $5.45 (CDN$7.57) per MCF. The average lifting cost per equivalent barrel of oil (gas volumes were converted to oil volumes assuming 6 MCF of gas equals 1 barrel of oil) during 2003 was $12.48 (CDN$17.38).

During the previous fiscal year ending December 31, 2002 there were five producing wells located on these properties that had sales totaling 39,715 bbls of oil, 60,570 BOE of gas and 3,145 bbls of other products. The average sales price per barrel of oil produced was $22.55 (CDN$35.54) and the average sale price for gas produced was $2.56 (CDN$4.03) per MCF. The average lifting cost per equivalent barrel of oil (gas volumes were converted to oil volumes assuming 6 MCF of gas equals 1 barrel of oil) during 2002 was $7.62 (CDN$12.01).

Acquisition of exploration leases in Montana and a producing property in Colorado:

On June 10, 2003, FACT Corporation, Terra Nostra Resources Ltd. and Capital Reserve Canada Limited entered into an agreement whereby Capital Reserve Canada Limited acquired a 4% working interest in petroleum and natural gas rights in Rosebud County Montana, U.S.A. (the “Montana leases”), and a 10% interest in certain oil and gas assets, known as the “Kejr leases”, S/2 Section 11, Township 2 South, Range 56 West, Washington County, Colorado,  in consideration of the amount of $10,000, which Capital Canada agreed to pay to the FACT Corporation.  There are two producing wells on the leases, the Kejr 23-11, and the Kejr 24-11.

The Kejr 23-11 came on production in December 1996 and the Kejr 24-11, which was a marginal well, was brought on production by the operator in June 1997.  A third well drilled on the Kejr leases, the Keela 34-10, was a dry hole and was shut in.

The operation of the Kejr wells and the sale of the oil are managed by the operator, Merit Energy Company ("Merit") and thus Capital Canada is dependent upon the expertise of Merit to deliver the output of these wells in the most beneficial manner possible. The operating agreement executed between Capital Canada and the operator, Merit, requires Merit to comply with any and all environmental and other governmental agency laws, regulations and permit requirements. Merit carries excess liability insurance with a limit of $5,000,000 at a cost of $180.00 per annum. Capital Canada’s portion of the liability insurance is $18.00 per annum which is included in the monthly billings for operating costs from the operator of the property. The lease operating costs are current.

Capital Canada was advised that the insurance costs would be $12,000 per annum for extra coverage over and above that carried by Merit as operator, but declined to effect such coverage as the costs were prohibitive.  Any losses or damages caused in the operation of this well that is not covered by operator's insurance would be a liability for Capital Canada. Capital Canada believes that the liability insurance carried by the operator is sufficient to pay for any and all claims which may arise from the operation of the well or any breaches of environmental laws, save for any claims which may be due to operator negligence or fraud. Capital Canada could be named in any litigation brought against the operator by any party and may be found liable should the operator be unable to pay any awards from such litigation. In such event, Capital Canada could be unable to pay and may not be able to continue to exist. Capital Canada will also be liable for a pro-rata portion of expenses incurred in the event the wells are shut-in which are estimated to be 10% of $6,000 total costs.  Production from these wells is minimal.   Present revenues average approximately $63.00 per month.

Drilling  activities

During the spring of 2003 an eight mile geophysical seismic program was conducted on the Montana leases to define drilling locations.  The operator of the project identified a 6,400 foot drilling location and Capital Canada participated in the drilling of an exploration well in July, 2003.  Capital Canada's total portion of drilling costs and associated costs was US$6,959. The well was a dry hole. Capital Canada still holds an interest in certain of the Montana leases and will be reviewing other potential drilling opportunities on these leases.

The Company has elected to follow the full cost method of accounting for its oil & gas activities.  Accordingly, all costs associated with the acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs, are capitalized.

During the year Capital Canada expended a total of $6,959 for the drilling of an exploration well and associated costs with respect to the Montana leases discussed above, which amount is capitalized on the balance sheet.  The well was a dry hole, however, the information gathered from well drilled was not adequate for Capital Canada to conclude their assessment of the Montana property and the property is classified as unevaluated.  Capital Canada still holds an interest in certain of the Montana leases, as well as the producing Colorado lease and will be reviewing other potential drilling opportunities on these leases.   The Company has also recorded a future site allowance with respect to the Colorado leases in the amount of $3,067, in accordance with SFAS 143.

All capitalized costs of oil and gas properties, including estimated future costs to develop proved reserves, are depleted on the unit of production method using estimates of proved reserves.  Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs.  If the results of an assessment of unproved properties indicate that they are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

In addition, the capitalized costs are subject to a “ceiling test”, which basically limits such costs to the aggregate of the “estimated present value” discounted at a 10 percent interest rate of future net revenues from proved reserves based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in income.  Abandonment of properties are accounted for as adjustments of capitalized costs with no loss recognized.

Capitalized leasehold costs by geographic areas are as follows:

Area	December 31, 2003	December 31, 2002
Canada	$—	$76,919
United States	$19,965	—

Note 4 – Loans Payable

During the year the Company retired a revolving bank term loan with the Alberta Treasury Branches in the total amount of $50,500.

Loans payable as at the year ended December 31, 2003 includes an amount of $1,087 bearing interest at a rate of 18% per annum with no specific terms of repayment.

Note 5 – Related Party Payables and Transactions

Due to parent consists of amounts advanced from the Company’s parent, and are non-interest bearing.

The Company paid rent and property costs to its parent in the amounts of $45,113 in 2003 and $37,958 in 2002.

The Company was charged $3,539 in consulting and administrative fees during 2003 by a company controlled by a director of the Company, of which $207 remains due and payable as at year end. The Company also paid management fees of $3,000 in 2002 to a company controlled by a director of the Company.

Note 6 – Commitments

The Company has entered into an office lease agreement with its parent company to make minimum lease payments as follows:

2004	21,481
2005	17,901
Total	$39,382

The Company has subleased this property for the remaining term of the lease.

 Note 7 – Income Taxes

The Company is subject to Canadian income taxes.

Significant components of the Company's net deferred income tax asset are as follows:

Undepreciated capital cost of capital assets over net book value	1,257
Non-capital loss carry forward	6,916
Cumulative Canadian oil and gas property expenses	174,148
Less: Valuation allowance	(182,321)
Net deferred income tax asset	—

As of December 31, 2002, the Company’s non-capital losses of approximately $23,000 and cumulative Canadian oil and gas property expenses of approximately $601,000 are carried forward for tax purposes and are available to reduce taxable income of future years. The non-capital losses expire in 2007. the cumulative Canadian oil and gas property expenses can be forward indefinitely. No deferred income taxes have been recorded because of the uncertainty of future taxable income to offset. These carryforwards may not be available if there is a significant change in ownership of the company.

The reconciliation of income tax (benefit) computed at the statutory rate to income tax expense (benefit) is as follows:

Tax (benefit) at federal statutory rate	(38.60)%
Valuation allowance	38.60
Tax provision (benefit)	0.00%

Note 8 – Segment reporting

The Company’s operations consist of one reportable segment, which derives its revenue from the sale of oil, natural gas, and related products.

Capitalized Costs Relating to Oil and Gas Producing Activities:
	Total	U.S.	Canada
At December 31, 2002
Evaluated oil and gas properties	$674,216	$—	$657,624
Unevaluated oil and gas properties	—	—	—
	674,216	—	657,624

Less accumulated depreciation, depletion,
amortization, and impairment reserves	597,297	—	580,705
Net capitalized costs	$76,919	$—	$76,919

At December 31, 2003
Evaluated oil and gas properties
Developments costs	—	—	—
Acquisition costs	$—	$—	$—

Unevaluated oil and gas properties			—
Developments costs	$6,959	6,959	—
Acquisition costs	13,067	13,067	—

Less accumulated depreciation, depletion,
amortization, and impairment reserves	(61)	(61)	—
Net capitalized costs	$19,965	$19,965	$—

Costs Incurred in Oil and Gas Producing Activities -
	Total	U.S.	Canada
for the Year Ended December 31, 2002:
Exploration costs -
Undeveloped oil and gas properties	—	—	—
Development costs	12,621	—	12,621
Amortization rate per equivalent barrel of production	$6.86

for the Year Ended December 31, 2003:
Exploration costs -
Undeveloped oil and gas properties	6,959	6,959	—
Development costs	—	—	—
Amortization rate per equivalent barrel of production	$1.49

Results of Operations for Oil and Gas Producing Activities -
	Total	U.S.	Canada
for the Year Ended December 31, 2002:
Oil and gas sales, net of royalties	$77,354	$—	$77,354
Production costs	(47,345)	—	(47,345)
Depreciation, depletion, and amortization	(30,702)	—	(30,702)
	(693)	—	(693)
Income tax expense	—	—	—
Results of operations for oil and gas producing activities (excluding corporate overhead and financing costs)	$(693)	$—	$(693)

for the Year Ended December 31, 2003:
Oil and gas sales, net of royalties	$30,583	$2,847	$27,736
Production costs	(18,147)	(2,465)	(15,682)
Depreciation, depletion, and amortization	(4,566)	(61)	(4,505)
			7,549
Income tax expense	—	—	—
Results of operations for oil and gas producing activities (excluding corporate overhead and financing costs)	$7,870	$321	$7,549

Reserve Information:

All of the Company's reserves are located in the province of Alberta, Canada.  The following estimates of proved developed reserve quantities and related standardized measure of discounted cash flow are estimates only, and do not purport to reflect realizable values or fair market values of the company's reserves.  The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, estimates are expected to change as future information becomes available.

Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment, and operating methods.

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (Edmonton Light Sweet for oil and Edmonton spot for gas, without consideration for price changes since the Company has no long-term contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory tax rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less tax basis of the properties and available credits, and assuming continuation of  existing economic conditions.  The estimated future net cash flows are then discounted using a rate of 10 percent a year to reflect the estimated timing of the future cash flows.

	12/31/2003		12/31/2002
	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)
Proved developed and undeveloped reserves -
Beginning of year	8,243	63,000	9,830	51,000
Revisions of previous estimates	—	—	235	28,240
Purchase of minerals in place	3,351	—	—	—
Production	423	3,578	1,822	16,240
Sale of Canadian pool	7,901	59,422
End of year	3,270	—	8,243	63,000

Proved developed reserves -
Beginning of year	8,243	63,000	9,830	51,000
End of year	3,270	—	8,243	63,000

Standardized Measure of Discounted Future Net Cash Flows:

Net Cash Flows at December 31, 2003 and 2002 -
	2003	2002
Net cash inflows	$10,249	$230,000
Future production costs	(5,125)	(135,000)
Future development costs	—	(4,000)
Future income tax expense	—	—
Future net cash flows	5,124	91,000
10% annual discount for estimated timing of cash flows	(762)	(9,000)

Standardized measure of discounted future net
cash flows relating to proved oil and gas reserves	$4,362	$82,000

The following reconciles the change in the standardized measure of discounted future net cash flow:

Net Cash Flows at December 31, 2003 and 2002 -
	2003	2002
Beginning of year	$82,000	$95,000
Sales of oil and gas produced, net of production costs	(12,435)	(48,000)
Sale of Canadian pool	(69,946)
Purchase of minerals in place	3,981	—
Net change in prices and production costs	—	(40,000)
Development costs incurred during the year which were previously estimated	—	—
Revisions of previous quantity estimates	—	62,000
Accretion of discount	—	4,000
Net change in income taxes	—	—
Other	762	9,000
End of year	$4,362	$82,000

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

CAPITAL RESERVE CANADA LIMITED

/s/ W. Scott Lawler

W. Scott Lawler

Secretary-Treasurer

Date:  June 30, 2004

27