Form 20-F/A
period 2003-12-31
CAPITAL RESERVE CANADA LTD
filed 2004-08-19
CIK 1230622

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1

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

(4)

This Registration Statement on Form 20-F must be effective.

The Registration Statement on Form 20-F is effective and the Company cleared all comments from the SEC relating thereto on May 28, 2004. FACT is now proceeding with the planned spin-off of the shares.   We expect the spin-off will be completed no later than September 30, 2004.

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

Date:  August 19, 2004

27