Form 20-F
period 2004-12-31
CAPITAL RESERVE CANADA LTD
filed 2005-07-29
CIK 1230622

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________________ to ______________________

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

#

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

Information on the Company

6

Item 5.

Operating and Financial Review and Prospects

11

Item 6.

Directors, Senior Management and Employees

13

Item 7.

Major Shareholders and Related Party Transactions

16

Item 8.

Financial Information

18

Item 9.

The Offering and Listing

19

Item 10.

Additional Information

21

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

21

Item 12.

Description of Securities Other than Equity Securities

21

PART II

21

Item 13.

Defaults, Dividend Arrearages and Delinquencies

21

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

21

Item 15.

Controls and Procedures

21

Item 16A. Audit Committee Financial Expert

22

Item 16B. Code of Ethics

22

Item 16C.  Principal Accountant Fees and Services

22

Item 16D. Exemptions from the Listing Standards for Audit Committees

22

PART III

22

Item 17.

Financial Statements

23

Item 18.

Financial Statements

24

Item 19.

Exhibits

24

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.

KEY INFORMATION

SELECTED FINANCIAL DATA

Exchange Rates

All dollar amounts in this document are in U.S. Dollars unless otherwise indicted.

This Annual Report contains conversions of certain amounts in Canadian dollars ("CDN$") into United States dollars ("US$") based upon the exchange rate in effect at the end of the  month or of the calendar year to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the noon buying rate for United States dollars from the Bank of Canada (the "Noon Buying Rate"). These translations should not be construed as representations that the Canadian dollar amounts actually represent such U.S. dollar amounts or that Canadian dollars could be converted into U.S. dollars at the rate indicated or at any other rate. The Noon Buying Rate at the end of each of the five years ended December 31, the average of the Noon Buying Rates on the last day of each month during each of such fiscal years and the high and low Noon Buying Rate for each of such fiscal year's were as follows:

	December 31
	2000 $	2001 $	2002 $	2003 $	2004 $
At end of period	0.67	0.63	0.63	0.77	0.83
Average for period	0.67	0.65	0.64	0.72	0.77
High for period	0.70	0.67	0.66	0.77	0.85
Low for period	0.64	0.62	0.62	0.64	0.72

Following is a table of the Noon Buying Rates on the last day of each month for the last six months ended June 30, 2005:

	January	February	March	April	May	June
At end of period	0.81	0.81	0.83	0.80	0.80	0.82
Average for period	0.82	0.81	0.82	0.81	0.80	0.81
High for period	0.83	0.81	0.83	0.82	0.81	0.82
Low for period	0.81	0.80	0.80	0.80	0.79	0.80

The Noon Buying Rate as of   July 15, 2005 was

Forward Stock Split

On May 28, 2003, the Company’s stock was forward split on the basis of basis of 2,000 shares to 1 bringing the total number of issued and outstanding shares of Class A Common Stock to 2,000,000 shares.  All share and per share data contained in this filing has been revised to reflect this stock split retroactively including the audited financial statements included in this filing.

	For the fiscal year ending December 31
	2000	2001	2002	2003	2004
Operating Revenues	91,838	94,864	77,354	30,583	2,089
Income (loss) from Operations	(82,330)	(577,444)	(31,321)	19,887	(22,550)
Net Income (loss)	(64,739)	(581,362)	(21,429)	27,646	(1,671)
Net Income (loss) from operations per share	(65)	(581)	(0.01)	0.01	0.0
Total Assets	621,124	123,706	87,578	31,797	12,109
Net Assets	(64,088)	(626,074)	(648,978)	(652,053)	(662,947)
Capital Stock	68	68	68	68	68
Number of Shares	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000

CAPITALIZATION AND INDEBTEDNESS

Not Applicable

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

RISK FACTORS

Our business operations are speculative.  The failure of our plans could ultimately force us to reduce or suspend operations and even liquidate our assets and wind-up and dissolve our company.

Capital Canada's business is the acquisition of oil and natural gas assets or businesses in the oil and gas industry that either produce or that we hope will produce revenue.  Presently we do not hold any assets having divested of our assets during the period covered by this report.  While we do intend to acquire other exploration or development properties, we do not intend to conduct exploration, development or drilling operations.  We expect that these operations will be  carried out by third party operators, who share an interest in the properties.  Exploration and development of oil and natural gas is extremely risky, particularly given our present financial condition.  An investment in our company should be considered highly speculative due to the nature of our indirect involvement in the exploration, development and production of oil and natural gas.  Oil and gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  There is no assurance that expenditures we make on future exploration will result in new discoveries of oil or gas.  Exploratory drilling is subject to numerous risks, including the risk that no commercially productive oil and natural gas reservoirs will be encountered.  The cost to drill, complete and operate wells is often uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors including unexpected drilling conditions, abnormal pressures, equipment failures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires, spills or other accidents, as well as weather conditions, compliance with governmental requirements, delays in receiving governmental approvals or permits, unexpected environmental issues and shortages or delays in the delivery of equipment. These uncertainties could result in our portion of the drilling costs exceeding our financial resources to fund the drilling and therefore could result in suspension of drilling activities prior to completion of a well. Our inability to participate in the drilling of wells that produce commercial quantities of oil and natural gas would have a material adverse effect on our business, consolidated financial condition and results of operations.

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

Capital Canada has divested itself of its unprofitable operating well and its prior oil and gas exploration properties.  Capital Canada intends to continue with identification of exploration and development projects  or businesses in the oil and gas industry which may alter our currently proposed operational plans. There can be no guarantee that we will be successful in locating and acquiring working interests in additional projects of merit or in location a suitable business acquisition.

We have incurred net losses since inception save for the year ended December 31, 2003  and anticipate that losses will continue, which could impact on the value of an investor's investment in our common stock.

We have incurred losses since inception save for the year ended December 31, 2003 and had an accumulated deficit of $641,556 at December 31, 2004.  We anticipate that we will continue to incur net losses due to our expectation of a  high level of planned operating and capital expenditures, additional personnel requirements and our general growth objectives.  We anticipate that our net losses will increase in the near future as we implement our business strategy.  Our ability to earn a profit will depend, in addition to the other risks discussed in this annual report, on successful identification and acquisition of oil and gas properties that generate revenue in excess of operating expenses for the properties and operating expenses of our business, which has not yet been achieved.  We may never achieve profitability.

We may be unable to continue as a going concern if we are unable to raise additional capital.

In light of the risks described in this section, our auditors have expressed considerable doubt as to our ability to continue as a going concern.  We will be unable to continue as a going concern if we are unable to earn sufficient revenues from our operations or to raise additional capital through debt or equity financings to meet our working capital obligations.  At December 31, 2004, we had a working capital deficit of $664,530.  Our plan of operation which called for us to raise an additional $250,000 by way of financing during the third quarter of 2004 was not met and we have been unable to raise any additional capital to the date of this report.  We are seeking to raise a minimum of $50,000 to meet our capital requirements through 2005 just to sustain present operations.  We will require additional capital, the amount of   which is anticipated to vary depending on the Company's ability to identify and acquire either oil and gas exploration properties or producing oil and gas properties or businesses operating in the oil and gas industry.      If we do not raise the $50,000 in  capital, we will be unable to continue as a going concern and you may lose your entire investment.  If we cannot raise the capital required to acquire further assets we will not have any assets and even if we are successful in raising the $50,000 for working capital we may not be able to continue as a going concern.

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

A significant or prolonged decrease in oil and natural gas prices will seriouslyand  negatively impact our business plans and operations.

Oil and natural gas are commodities whose prices are determined based on world demand and supply.  It is impossible to predict future oil and natural gas price movements with any certainty, as they have historically been subject to wide fluctuations in response to a variety of market conditions, including relatively minor changes in the supply and demand for oil and natural gas, economic, political and regulatory developments, and competition from other sources of energy.

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

We may be unable to effectively manage our planned growth.

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

We presently have no properties having disposed of our non-profitable oil property and our exploration properties.  We intend to acquire further properties which are expected to be development, exploration or producing properties.  We would rely on outside operators for the operations of our oil and gas properties.  Should we begin operating our own oil and gas properties we will be forced to hire either field contractors or our own field staff and management personnel to oversee the field operations.

Our inability to effectively manage our growth, including the failure of any new personnel we hire to achieve anticipated performance levels, would have a material adverse effect on our business, consolidated financial condition and results of operations.

Some of our Directors face possible conflicts of interest through dual directorships.

Two (2) of our directors, Mr. Desmond Smith and Ms. Jacqueline Danforth, also serve as directors for Texas T Petroleum Inc. and Texas T. Petroleum Ltd., and Ms. Jacqueline also serves as a director for Stone Canyon Resources Inc. All of the above  are corporations that operate in the oil and gas industry.  It is possible that such directors may face a conflict of interest if they obtain information regarding an oil and gas asset available for acquisition that would fall in the parameters of acquisitions being sought by both corporations.  Capital Canada expects that if such event did occur, that the director would pass the information regarding such acquisition to both corporations for consideration and withdraw from further activity regarding such asset except with the written consent of both corporations.

Capital Canada has had no business interaction with Texas T Petroleum Inc. or Texas T Petroleum Ltd.  Prior to Ms. Danforth becoming a director of Stone Canyon Resources Inc. on December 23, 2004, effective as of December 1, 2004, the Company entered into an agreement with Stone Canyon Resources Inc. to divest itself of its oil and gas producing leases and its exploration leases.  Capital Canada has no other business interaction with Stone Canyon Resources Inc. save for the acquisition agreement described above.

There is a possibility that we could incur environmental liabilities that are not covered by insurance, which liabilities could be in excess of any revenues or assets that we may accumulate.

We intend that any operations of our oil and gas assets will be conducted by third party operators that carry excess liability insurance.  In the event that losses or damages result from the operation of the assets that are not covered by the operator's insurance these losses or damages would become a liability for Capital Canada.  It is possible that uncovered losses and damages could be incurred which could cause us to have to file for bankruptcy protection from the courts.

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

Risks Relating to Our Stock

There is no public market for our common shares at this time.

There is no public market for our common shares and we cannot give you any assurance that we will be able to attain a listing for our securities.   We will attempt to have our stock authorized for quotation on the Over the Counter Bulletin Board (“OTC/BB”) following the acquisition of a project for the Company.   This will be dependent upon our ability to locate a market maker to submit an application for trading on the OTC/BB.  We currently do not have a relationship with any market makers.

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

ITEM 4.

INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Capital Reserve Canada Limited (“Capital Canada” or the “Company”) was incorporated on December 8, 1999 as a private corporation under the Business Corporations Act (Alberta, Canada).  On January 15, 2003, we amended our articles of incorporation to enable us to be a public company under the laws of the Province of Alberta.  On May 28, 2003, we amended our Articles of Incorporation to forward split our issued and outstanding shares of Class A common stock on the basis of 2000 shares for every 1 share held.  From the date of incorporation to November 1, 2004,  Capital Canada was a wholly owned subsidiary of FACT Corporation from inception.  On November 1, 2004 FACT Corporation distributed the shares of the Company to the FACT shareholders and to a creditor and the Company was no longer a subsidiary of FACT.  (See below under “SPIN OFF FROM FACT CORPORATION”).

Our registered offices are located at 1530-9th Avenue S.E., Calgary, Alberta, T2G 0T7, Canada, (403) 693-8000.  We act as our own agent for service in Canada.

On March 1, 2000, FACT Corporation purchased a 5% interest in a producing oil and gas property in Alberta Canada from Stone Canyon Resources Ltd.  FACT Corporation issued a total of 817,050 common shares at a deemed price of $0.50US per common share which  the Company booked as an inter-company loan in the amount of $408,525 ($600,000CDN) .  The deemed price of $0.50 per share was agreed to with Stone Canyon based on an offering being undertaken by FACT Corporation at the time which was priced at $0.50 per share.  The cost of the acquisition was based on an evaluation by an independent oil and gas consultant to be $612,788 (CDN $900,000), and was paid by way of $204,263 (CDN$300,000) in cash and in 817,050 shares of Class A common stock of FACT Corporation, at a deemed price of $0.50 per share. Stone Canyon Resources Ltd. was an independent party from both the Company and FACT Corporation at the time of the transaction.  Stone Canyon Resources Ltd. became an affiliate of FACT Corporation upon the issuance of shares of FACT Corporation to Stone Canyon Resources Ltd. due to the fact that Stone Canyon Resources Ltd. then owned approximately 20% of FACT Corporation's issued and outstanding shares.

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

On June 10, 2003 we executed an agreement with FACT Corporation and Terra Nostra Technology Ltd. whereby we acquired an interest in certain oil and gas leases held in Rosebud and Garfield Counties, Montana which had previously been sold by FACT Corporation to Terra Nostra Technology Ltd. (previously Terra Nostra Resources Ltd.)  (“Terra Nostra”) for consideration of 40,000 shares of Terra Nostra, a 5% gross overriding royalty on any and all revenues generated from hydro carbon production volumes obtained from the lease lands.  The agreement between Terra Nostra and FACT Corporation was also conditional on Terra Nostra assuming and fulfilling all funding obligations in regard to the first well to be drilled on the Leases.  Terra Nostra advised FACT Corporation that it would not be funding the drilling of the well and therefore FACT Corporation demanded return of the leases.  Under the terms of the agreement FACT Corporation did not have an obligation to return the 40,000 shares of Terra Nostra, however, Terra Nostra offered to transfer to FACT Corporation its interest in the the additional leases located in Washington County, Colorado in exchange for the 40,000 restricted shares of  Terra Nostra.  FACT Corporation agreed to the offer as presented and transferred title to the additional leases located in Washington County, Colorado and the Montana  leases to the Company in exchange for an agreement to pay $10,000. W. Scott Lawler, a director of both FACT Corporation and the Company, was a shareholder in Terra Nostra Technology Ltd. at the time of the transaction.  We received the properties in  consideration of an agreement to pay to  FACT Corporation the amount of $10,000.  Presently the $10,000 is carried on the books of FACT Corporation as   a part of the promissory note issued by the Company to FACT Corporation as at November 1, 2004. (See “SPIN OFF” below under this Item 4).  As part of the agreement with FACT Corporation and Terra Nostra Technology Ltd., we also took ownership of a small producing oil and gas well in Colorado, known as the Kejr leases.   The Company expended a total of $6,181 for the drilling of an exploration well on the Montana leases during July, 2003.  The well was a dry hole.  The operations of the Kejr leases was unprofitable during 2004 and the operator of the Montana leases was recommending that the leases be dropped as they came up for renewal and did not recommend any new drilling targets on the Montana leases.  Therefore, the management of the Company determined to divest itself of the Kejr leases and the Montana leases.  On December 23, 2004, effective as of December 1, 2004, the Company entered into a agreement with Stone Canyon Resources Inc. (“Stone Canyon”) whereby the Company transferred all rights and interest in and to the Kejr and Montana leases in exchange for Stone Canyon assuming all current liabilities and any future liabilities for the Kejr and Montana leases.

We are presently seeking new acquisitions for the Company.   At present we expect to seek acquisitions in the oil and gas industry.

Our current monthly overhead is minimal as the Company has no employees and limited operations.   Our current revenues as at the date of this report are approximately $500 per month, which is derived from a sublease of space which the Company had initially leased from FACT Corporation for its operations which is sub-let to one tenant as at the date of this report. The revenues we currently generate will not be sufficient to allow us to fund any growth plan for the Company and we will still be required to raise funds or issue shares of the Company to acquire new oil and gas assets.  We will not receive any rental revenue from the sublease after October 1, 2005 as the lease will terminate on that date.  We will have no revenues unless we can raise capital for the Company or access a revenue producing acquisition.

SPIN OFF FROM FACT CORPORATION

The Company filed a registration statement on Form 20-F pursuant to a decision by the Board of Directors of FACT Corporation to divest itself of its non-core business assets and investments.  The Company’s oil and natural gas holdings no longer fit with FACT Corporation's primary business focus which is the functional food industry.

On November 1, 2004, FACT Corporation distributed  1,604,919 Class A Common shares to the FACT Corporation stockholders on a basis of one (1) share of Capital Canada Class A Common Shares for every five (5) shares of Fact Corporation Class A Common Stock held.  All fractional shares were rounded up to a whole share.  All of the shares were held by FACT Corporation since December 8, 1999.

The remaining 395,081 shares of our Class A Common Shares held by FACT Corporation were issued to Ultimate Resort Destinations Inc. (“Ultimate”), in exchange for the release of the Capital Class A Commmon Shares pursuant to a debenture that Ultimate held over all of the assets of FACT Corporation. During the quarter ended June 30, 2004,  Ultimate agreed to release a total of 2,000,000 Class A Common Shares held by FACT Corporation from the debenture to allow for the spin off of Capital Canada in exchange for the 395,081 shares of Capital Canada.  The shares were delivered to Ultimate on November 1, 2004 by FACT.

BUSINESS OVERVIEW

The Company is an Alberta, Canada corporation formed in December 1999 to locate and acquire producing oil and gas assets in Canada.  The Company disposed of its Canadian oil and gas production on May 15, 2003, which consisted of a 5% interest in a field located in Alberta.  The Company divested of its  interests in oil and gas exploration and development leases in Montana and a producing oil and gas property located in Colorado effective as of December 1, 2004.

The Company determined to locate and acquire oil and gas leases for the purposes of exploration and development both in the U.S. and Canada as well producing oil and gas assets both in the U.S. and Canada.  During 2004 and to the date of this report, the Company reviewed other acquisition opportunities both in the U.S., Canada and the Ukraine, both production and exploration properties but was unsuccessful in negotiating any acquisitions.  Presently the Company is reviewing the opportunity to acquire a company operating in the oil and gas services industry.  The Company will also continue to seek oil and gas properties for acquisition.

Disclosure of Oil and Gas Operations:

Reserves Reported to Other Agencies:

The Company did not report any reserves to other agencies since the beginning of the last fiscal year.

Production:

Following is a table showing production data for the last three fiscal years:

Average Sales Price
2004		2003		2002
Oil per BOE	Gas per BOE*	Oil per BOE	Gas per BOE*	Oil per BOE	Gas Per BOE*

36.00	0	36.06	32.69	23.02	15.99

Average Production Cost
2004**		2003		2002
Oil and Gas per BOE*		Oil and Gas per BOE*		Oil and Gas per BOE*

22.92		11.45		7.62

Net Production (less royalties)
2004		2003		2002
Oil BOE's	Gas BOE's*	Oil BOE's	Gas BOE's*	Oil BOE's	Gas BOE's*

75	0	423	596	1,635	2,428

* 6 mcf of gas equals one barrel of oil

** The Average Production costs for 2004 include costs of production while the wells were shut in and not operational which substantially impact on the cost of production.  Average production costs only related to the barrels produced are $13.75 per BOE.

Productive Well and Acreage as of December 31, 2004:

As at December  31, 2004, the Company no producing wells due to the disposition of the Kejr leases effective December 1, 2004.

Developed Acreage as at December 31, 2004:

As at December 31, 2004 the Company had no developed acreage due to the disposition of the Kejr leases effective December 1, 2004

.

Undeveloped Acreage as at December 31, 2004:

As at December 31, 2004, the Company had no undeveloped acreage due to the disposition of the Montana leases effective December 1, 2004.

Drilling Activity:

There were no development wells drilled during the last three fiscal years.

The Company participated in the drilling of an exploratory well during 2003 on the Montana Leases.  The well was a dry hole.

Present Activities:

The Company is presently seeking acquisitions in the oil and gas industry.  It presently has no business and no oil and gas properties having disposed of its non-profitable Kejr wells and its Montana leases effective December 1, 2004.  The Company is presently reviewing the potential acquisition of an oil and gas services company.

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

Employees

We presently have no employees.   We hire consultants as required and rely on present management, being the directors and officers, to direct our business.   We will need to hire employees with experience in the oil and gas industry as we implement our business plan to grow the Company by acquisition of producing oil and gas assets and exploration and development properties where the Company may participate in drilling or in the acquisition of any business in the oil and gas industry.  The business plan of the Company at present does not require the Company to become the operator of any of the oil and gas properties they may acquire.  However, as the Company grows through acquisitions it will require employees with oil and gas expertise to review potential acquisitions and accounting and administrative staff to manage revenues and expenditures.  The Company intends to hire these employees as it raises capital and completes acquisitions requiring these employees.   While the Company does not intend to operate any of the properties it acquires at this time, should the Company find a property or properties of merit which would require an operator, the Company would need to hire additional staff for operations.  Should the Company be successful in the acquisition of an already operating business in the oil and gas industry such as the business in the services industry presently being reviewed then the company acquired may have existing employees that could assist Capital Canada or Capital Canada may be required to hire employees to undertake the oversight of the acquired business.

REGULATORY MATTERS AFFECTING OUR BUSINESS

Environment and Safety

Capital Canada's oil and gas acquisitions will be  subject to numerous federal, state and local laws and regulations relating to environmental protection from the time oil and gas projects commence until abandonment. These laws and regulations govern, among other things, the amounts and types of substances and materials that may be released into the environment, the issuance of permits in connection with exploration, drilling and production activities, the release of emissions into the atmosphere, the discharge and disposition of generated waste materials, offshore oil and gas operations, the reclamation and abandonment of wells and facility sites and the remediation of contaminated sites. In addition, these laws and regulations may impose substantial liabilities for the failure to comply with them or for any contamination resulting from the operations associated with Capital Canada's assets.  Laws and regulations protecting the environment have become more stringent in recent years, and may in certain circumstances impose "strict liability," rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may expose Capital Canada to liability for the conduct of or conditions caused by others, or for acts of Capital Canada which were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on Capital Canada's financial position and results of operations.

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

Exploration and Operating Risks

Capital Canada's business will be  subject to all of the operating risks normally associated with the exploration for and production of oil and gas, including blowouts, cratering and fire, any of which could result in damage to, or destruction of, oil and gas wells or formations or production facilities and other property and injury to persons. As protection against financial loss resulting from these operating hazards, the Company  will maintain, through its operators, insurance coverage, including certain physical damage, employer's liability, comprehensive general liability and worker's compensation insurance. Although Capital Canada is not insured against all risks in all aspects of its business, such as political risk, business interruption risk and risk of major terrorist attacks, Capital Canada believes that this coverage is customary for companies engaged in similar operations. The occurrence of a significant event against which Capital Canada is not fully insured would have a material adverse effect on Capital Canada's financial position.

ORGANIZATIONAL STRUCTURE

The Company has no subsidiaries as at the year ended December 31, 2004. The Company was a wholly owned subsidiary of  FACT Corporation until November 1, 2004 when FACT Corporation completed the spin-off of the Company by the distribution of a total of  1,604,919 shares to the shareholders of FACT Corporation as at March 3, 2003.

PROPERTY, PLANTS AND EQUIPMENT

Our principal corporate and administrative offices are located at 1530-9th Avenue S.E. Calgary, Alberta, Canada and are provided free of charge to us by International Securities Group Ltd., a company owned by one of our directors.  We may be required to find other space or enter into an agreement with International Securities Group Ltd. for some cash consideration to remain in the present space.

 We also have approximately 2,409 square feet of office and laboratory space at another Calgary, Alberta commercial building held under a lease from Calfrac Well Services that expires on October 31, 2005. This space is located at 335-25th Street S.E., Calgary, Alberta.  For the year ended December 31, 2004 the financial commitment under the terms of this lease was the payment of CDN$2258 per month plus operating costs estimated at $8.00 per sq ft.    For the period from January 1, 2005 to October 31, 2005 the total  financial commitment is $23,126 plus operating costs estimated at $8.00 per sq ft.  We have sublet all of the space in this building.  As sublessor we executed a sublease agreement with T2/H2B Analytical Services, Inc. on October 30, 2000 for approximately 2,409 square feet at a rate of CDN$2570 per month plus operating costs for the period of November 1, 2000 to October 31, 2003 at which time the rate increased to CDN$2891 per month plus operating costs until the expiry of the sublease on October 31, 2005.  We will not renew this lease upon its expiry on October 31, 2005.

Oil and Natural Gas Properties

We do not presently own any oil and natural gas properties.  We are presently seeking acquisitions in the oil and gas industry.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

During the fiscal year ended December 31, 2004, we earned $2,089 in petroleum and natural gas revenue, compared to $30,583 for the fiscal year ended December 31, 2003.  We also earned $48,270 in rental income for the fiscal year ended December 31, 2004, compared to $34,609 in rental income for the fiscal year ended December 31, 2003.  The decrease in petroleum and natural gas revenue was due to the decrease in revenues from the Kejr leases and the divestiture of our Alberta oil and gas producing property during 2003. The increase in rental income was due to an increase in the rate to our sub-tenants. Our operating expenses in fiscal year 2004 increased to $52,921  from $34,679 in fiscal year 2003.  The increase was due to an increase in rental costs to $28,282 for 2004 from 23,983 in 2003 and a loss on disposal of assets of $16,481 in 2004 from the disposition of our oil and gas leases as compared to a gain in disposal of assets of $27,804 for the year ended 2003 due to the sale of our Alberta oil and gas leases.    Our administrative expenses decreased to $6,682 in 2004 from $10346 in 2003 due to reduced activity during year 2004 as the Company was not actively pursuing additional acquisition opportunities and the increases costs in 2003 due to the legal fees for the spin off from FACT Corporation..

The Company realized a   net loss in  year  2004 of $1,640  compared to  net earnings for year 2003 of $27,646.  As noted above, the gain is primarily due to the divestiture of our primary oil and gas asset in May 2003 and the loss is primarily due to a loss on disposal of our oil and gas leases during 2004.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2004, we had total assets of $12,109 compared to total assets of $31,797 as of December 31, 2003.   The reduction in total assets is related to the sale of the Company's oil and gas assets in 2004.

As of December 31, 2004, we had a working capital deficit of $664,530, compared to a working capital deficit at December 31, 2003 of $668,951.  As of December 31, 2004, our accumulated deficit was $641,556, compared to an accumulated deficit of $639,885 as of December 31, 2003.

We financed our operations during fiscal year 2004 with loans from our parent corporation, FACT Corporation and with revenues from our rental property.  As at   the year ended December 31, 2004, FACT Corporation had spun off the shares of our Company and we entered into negotiations on the loans.  The loans as at December 31, 2004 were non-interest bearing with no fixed terms of repayment.  As of the date of this report, we have entered into a convertible debenture with FACT Corporation in the principal amount of $662,059 convertible for a period of two years from July 1, 2005 at $0.05 per share.  We have agreed to accrue interest on the loan back to the initial date of the loan which was March 1, 2000 at the rate of Bank of America prime plus 1% compounded annually.  If not converted the note plus accrued interest will be due on June 30, 2007.    We received cash from operations of $12,472  and used  cash from investing activities of $1,862.  The Company does not have sufficient revenue from its rental properties to meet its present capital requirements, and the Company will be required to raise additional monies to effect its business plan. The Company will seek to find investment capital from existing shareholders either by way of equity or loans or to source new capital.  There is no guarantee that the Company will be successful in its fund raising.

The Company had current assets of $10,526 as at December 31, 2004 which consisted of cash of $2,408, accounts receivable of $1,559 and loan receivables of $6,559 as compared to current assets of $11,832 comprised of cash of $11,832 and accounts receivable of $7,912 and no loan receivable   at December 31, 2003.

MATERIAL CAPITAL COMMITMENTS

As of the date of this report, we have entered into a convertible debenture with FACT Corporation in the principal amount of $662,059 convertible for a period of two years from July 1, 2004 at $0.05 per share.  We have agreed to accrue interest on the loan back to the initial date of the loan which was March 1, 2000 at the rate of Bank of America prime plus 1% compounded annually.  If not converted the note plus accrued interest will be due on June 30, 2007.

The Company’s only other  material capital commitments is the lease for rental space from FACT Corporation which is described under  “PROPERTY, PLANTS AND EQUIPMENT” above.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company has no research and development activity.

TREND INFORMATION

Capital Canada is not aware as of the filing of this annual report of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on its financial condition.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

CAPITAL RESERVE CANADA LIMITED AS AT DECEMBER 31, 2004
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
	Payments due by period
CONTRACTUAL OBLIGATIONS	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Lease Obligations (Office Space) (1)	36,182	36,182	-	-	-
Related Party Loans(2)	662,059	-	662,059	-	-

Total	698,241	36,182	662,059	-	-

(1)  The Company has sublet this lease space for the entire term of the obligations but remains responsible for the lease payments should the subtenants fail to make the payments.

 (2) The Company has debt obligation to FACT Corporation

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

Name	Age	Title	Date
N. Desmond Smith	51	President and Director	February 13, 2003
W. Scott Lawler	43	Secretary-Treasurer and Director	December 8, 1999
Jacqueline R. Danforth	33	Director	September 3, 2002

N Desmond Smith

Mr. Smith has been our President and a member of our board of directors since February 13, 2003.  Mr. Smith has been the Manager of Development for Nostra Terra (Overseas) Ltd., an oil and gas exploration company, since May 2000.  In this capacity he is responsible for the development and operations of oil and gas projects in the Ukraine. From February 1995 to May 2000, Mr. Smith was the Chief Operating Officer of A&B Geoscience Corp., an oil and gas exploration company,  where he was responsible for the development of oil and gas projects in the Republic of Azerbaijan.  Mr. Smith is a director of Texas T Petroleum Ltd. and Texas T Petroleum Inc.,  an oil and gas company and the President and a director of Lion's Gate Investments Ltd., a holding company which derives its revenues from over-riding royalties from oil and gas production.  He obtained his Bachelor of Science in Geology in 1975 from the University of British Columbia.   Mr. Smith devotes approximately (one) 1 day per week of aggregated time to the business of the Company at present.   Please see the Risk Factor under Item 3 above, entitled “Some of our Directors face possible conflicts of interest through dual directorship” on page 7.

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

on July 22, 2002.  Ms. Danforth was the Secretary, Treasurer and a member of the Board of Directors of Synergy Technologies Corporation, an oil and gas technology company, from December 1997 to June 2001. During her tenure at Synergy Technologies, Ms. Danforth was a member of Synergy's Audit Committee; and a  director of Synergy's operating subsidiaries, Carbon Resources Ltd., SynGen Technologies Limited, and Lanisco Holdings Limited. Ms. Danforth also currently serves as the President and a  Director of Texas T Minerals Inc., a publicly traded Alberta corporation operating in the mining industry, as well as on the Board of Directors of Texas T Petroleum Ltd. and Texas T Petroleum Inc., private companies operation in the oil and gas industry.  On May 6, 2005, Ms. Danforth also was appointed President and a director of Stone Canyon Resources Inc., a wholly owned subsidiary of Stone Canyon Resources Ltd., a company operating in the oil and gas industry. She is the President and sole director of Argonaut Management Group, Inc., a private consulting company.  Ms. Danforth handles the administration of the Company and overseas the financial statement preparation.  She presently spends approximately three days (3) per month on the affairs of the Company.  Please see the Risk Factor under Item 3 above entitled “Some of our Directors face possible conflicts of interest through dual directorship” on page 7.

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

	Annualized Compensation			Long Term Compensation
Name and Principal Position	Year	Salary (CDN$)	Bonus (CDN$)	Securities Under Options to be Granted (#)	Long Term Incentive Plan Payouts (CDN$)	All other Compensation (CDN$)

N. Des Smith President & Director	2004	-	-	-	-	-

N. Des Smith President & Director	2003	-	-	24,000	-	-

James F. Marsh President & Director	2002	3,000	-	-	-	-

Jacqueline Danforth Director	2002	-	-	-	-	-

W. Scott Lawler Director & Secretary Treasurer	2002	-	-	-	-	-

The Company has not paid any other compensation to any other members of its management, administrative or supervisory bodies.

Compensation of Directors

No directors receive any form of compensation in their capacity as directors of Capital Canada, save for Mr. Smith, who has been granted an incentive stock option which  is described below under “SHARE OWNERSHIP”.

BOARD PRACTICES

Members of our Board of Directors are elected annually at the Annual Shareholders' Meeting and hold the position until the next Annual Shareholders' Meeting or until his successor is duly elected and qualified.  Ms. Danforth and Messrs. Lawler and Smith were elected at our last Annual Shareholders' Meeting which was held on July 31, 2004. We have not entered into any formal service contracts with any of our directors.

We do not have any standing audit, nominating, or compensation committees of the Board of Directors.  Our executive officers are elected annually by our Board of Directors and hold such positions until the following year or until his successor is duly elected by our Board of Directors.

EMPLOYEES

We have had no employees to date and until November 1, 2004 we relied on the employees of our then parent corporation, FACT Corporation, to undertake all of the day to day operational duties.  FACT Corporation supplied a total of two accounting staff and one secretarial staff member to the Company over the last three fiscal years on a part time basis, with an average of approximately one day per week for each FACT Corporation employee being spent on the business of the Company.  All of the employees were located at FACT and the Company's offices in Calgary, Alberta Canada.  From November 1, 2004 to the date of this report we have relied on the employees of International Securities Group Ltd., a company owned by one of our directors to undertake the day to day operations duties.  The employees were located at the offices of International Securities Group Ltd. and the Company in Calgary Alberta.

SHARE OWNERSHIP

The following table sets forth information, as of July 15, 2005, with respect to the beneficial ownership of Capital Reserve Canada Limited's Class A common stock by each of the Company's officers and directors, and by the officers and directors of the Company as a group. Information is also provided regarding beneficial ownership of Class A common stock if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of Class A common stock are issued.

TITLE OF CLASS	BENFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS (1)

Class A Common	W. Scott Lawler, director of Capital Reserve Canada Limited and Secretary/Treasurer c/o 1530-9th Ave S.E. Calgary, Alberta, Canada T2G OT7	45,569 common shares held directly (2)	2.3%

Class A Common	Jacqueline R. Danforth, director of Capital Reserve Canada and President and director of Fact Corporation; c/o 1530-9th Ave S.E. Calgary, Alberta, Canada T2G OT7	273,911 common shares of which 200 common shares are held directly and 273,711 are held indirectly(3)	13.5%

Class A Common	N. Desmond Smith, President and Director of Capital Reserve Canada Limited c/o 1530-9th Avenue SE Calgary, Alberta T2G 0T7	124,000 common shares of which 24,000 common shares are held directly and 100,000 common shares are held indirectly.(4)	4.9%
	All Officers and Directors as a group	443,480 common shares	20.7%

(1) Based on 2,000,000 shares of Class A Common Stock.

(2) This position includes  1,200 Class A common  shares owned by Nate Lawler, the son of W. Scott Lawler.

(3) Ms. Danforth is the beneficial owner of Argonaut Management Group Inc. which holds a total of 71,167 common shares and is a director and officer of Stone Canyon Resources Ltd. and Stone Canyon Resources Inc. which collectively own a total of 202,544 common shares.  Ms. Danforth disclaims any beneficial ownership of the shares held by Stone Canyon Resources Ltd. and Stone Canyon Resources Inc.

(4) Mr. Smith has been granted a total of 24,000 incentive stock options at $0.01 per share which will vest 1,000 shares per month commencing  30 days after the Company's common stock is approved for quotation on the OTC Bulletin Board.  Commencing on the first monthly anniversary of the option agreement, 1,000 options shall vest.  On each subsequent monthly anniversary, 1,000 options will vest.  No shares have vested as at the date of this filing and thus no options are currently exercisable and it is not anticipated that any will be exercisable within the next 60 days.   The options will expire on May 12, 2013.  The 100,000 shares are held by Texas T Petroleum Ltd., a company of which Mr. Smith is an officer and director.  Mr. Smith disclaims any beneficial interest in any of the Company shares here by Texas T Petroleum Ltd.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

There are a total of 2,000,000 Class A Common shares of the Company issued and outstanding as of the date of this report of which a total of 56 shareholders in Canada hold a total of  739,916 Class A Common shares.

The following table sets forth information, as of July 15, 2005, with respect to the beneficial ownership of Capital Reserve Canada Limited's Class A common stock by each person know to be the beneficial owner of more than 5% of the outstanding Class A common stock.   Information is provided regarding beneficial ownership of Class A common stock if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of Class A common stock are issued.

TITLE OF CLASS	BENFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS (1)

Class A Common	Ultimate Resort Destinations Inc. (2) 1530-9th Ave S.E. Calgary, Alberta T2G 0T7	395,081 shares	19.75%

Class A Common	Caribbean Overseas Investments Ltd. (3) 25 Regent Street, Belize City, Belize	181,160 shares	9.06%

Class A Common	Bahamian Overseas Investment Fund Sociedad(4) Nassau, Bahamas	164,934 shares	8.25%

Class A Common	Buccaneer Holdings Inc. (5) P.O. Box 1678 Belize City, Belize	143,055 shares	7.15%

Class A Common	Stone Canyon Resources Ltd. (5) 1530-9th Ave S.E. Calgary, Alberta T2G 0T7	195,044 shares held directly and 7,500 shares held indirectly	10.13%

Class A Common	Texas T Petroleum Ltd. (6) 1530-9th Ave S.E. Calgary, Alberta T2G 0T7	100,000 shares	5.00%

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

(5)  Stone Canyon Resources Ltd. is a Company that has more than 50 shareholders and its sole officer and director is Jacqueline Danforth.  Stone Canyon Resources Inc., a wholly owned subsidiary of Stone Canyon Resources Ltd. holds a total of 7,500 shares.

(6)  Texas T Petroleum Ltd. is a private Company, of which Mr. Smith and Ms. Danforth are both directors but disclaim any beneficial ownership.

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

During the fiscal year ended December 31, 2003, the Company was charged consulting fees totaling $3,539 by International Securities Group Ltd., a company controlled by W. Scott Lawler, a director of Capital Canada.  A total of $207 remained unpaid as to the year ended December 31, 2003.

 During the fiscal year ended December 31, 2004, the Company was charged fees totaling $223 and reimbursement of expenses totaling $1,923 by International Securities Group Ltd., a Company controlled by a W. Scott Lawler, a director of the Company, a total of $2,368 remained unpaid as at the year ended December 31, 2004.

The Company has, in the past,  paid management and consulting fees to various companies controlled by directors of the Company.  The Company will require minimal services from International Securities Group Ltd. and will continue to use their services for photocopying and faxing and telephone and some minor secretarial work.

During the fiscal year ended December 31, 2004, the Company advanced an amount of $6,559 to Wall Street Investments Ltd., a wholly owned subsidiary of FACT Corporation.

During the fiscal year ended December 31, 2004, the Company entered into a verbal agreement with FACT Corporation to negotiate the terms of an outstanding loan in the amount of $662,059.   As at the year ended December 31, 2004, the loan was non-interest bearing.  Two directors of the Company are also directors of FACT Corporation.

During the fiscal year ended December 31, 2004, FACT Corporation transferred a total of 395,081 shares of Capital Canada held by FACT Corporation to Ultimate Resort Destinations Inc. in exchange for Ultimate agreeing to release the shares of Capital Canada held under a debenture agreement with FACT Corporation.

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

MATERIAL CONTRACTS

On December 23, 2004 effective as of December 1, 2004, the Company entered into a Petroleum, Natural Gas, and General Rights Conveyance with  Stone Canyon Resources Ltd. whereby Stone Canyon Resources Ltd. agree to acquire the Kejr leases and the Montana leases in consideration for assuming all past and present liabilities of the Company in regard to these leases.

On July 1, 2005, the Company agreed to enter into a convertible loan with FACT Corporation in the principal amount of $662,059 convertible for a period of two years from July 1, 2005 at $0.05 per share.  We have agreed to accrue interest on the loan back to the initial date of the loan which was March 1, 2000 at the rate of Bank of America prime plus 1% compounded annually.  If not converted the note plus accrued interest will be due on June 30, 2007.  The Company has not yet executed the documents but expects to execute convertible loan agreements by July 31, 2005.

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

At the end of the period covered by this annual report we carried out an evaluation, under the supervision and with the participation of our management, including our President and acting Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14.  Based upon the foregoing, our President and our acting Chief Financial Officer concluded that our disclosure controls and procedures are effective.

There were no changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to the Company for professional services rendered by the Company's principal accountant, for the year ended December31, 2004 and December 31, 2003:

Services	2004	2003
Audit fees	$4,151	$1,500
Audit related fees	-	$375
Tax fees	-	-0-
Total fees	$4,151	$1,875

There were no audit fees charged to the Company by Miller McCollom for the year 2003 as all of the audit fees from Miller & McCollom have been charged to FACT Corporation, the parent of the Company at the time of the audit.  FACT Corporation has charged the Company $,1500 for the audit fees disbursed by FACT to Miller and McCollom.  This number was calculated as a percentage of the audit work related to each of the FACT subsidiaries.  Schwartz, Levinsky, Feldman have not yet presented a bill for audit fees for the Company’s financial statements for the year ended December 31, 2003, however the Company has accrued $4,151 for audit fees on its balance sheet for 2004.

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

4.10	Petroleum, Natural Gas, and General Rights Conveyance between Capital Reserve Canada Limited and Stone Canyon Resources Ltd. dated December 23, 2004, filed herewith.
12	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), filed herewith.
13	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350), filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CAPITAL RESERVE CANADA LIMITED

/s/ N Desmond Smith

N. Desmond Smith

Principal Executive Officer

Date:  July 26, 2005

CAPITAL RESERVE CANADA LIMITED

FINANCIAL STATEMENTS

AS AT THE FISCAL YEARS ENDED DECEMBER 31, 2004 AND 2003

with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Amounts Expressed in U.S. Dollars)

INDEX TO FINANCIAL STATEMENTS

CAPITAL RESERVE CANADA LIMITED

FINANCIAL STATEMENTS

with

REPORT OF INDEPENDENT REGISTED PUBLIC ACCOUNTING FIRM

(Amounts Expressed in U.S. Dollars)

Page

Report of Independent Certified Public Accountants	F-2

Financial Statements:

Balance Sheets	F-3

Statements of Operations	F-4

Statements of Cash Flows	F-5

Statement of Shareholders’ Deficit	F-6

Notes to Financial Statements	F-7 to F-12

Supplemental Information	F-13 to F-15

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Capital Reserve Canada Limited

We have audited the balance sheet of Capital Reserve Canada Limited as at December 31, 2004 and the related statements of operations and  changes in stockholders’ deficiency and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board in the United States.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Reserve Canada Limited as at December 31, 2004 and the results of its operations and its cash flows for the year ended December 31, 2004, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the company will continue as a going concern.  As outlined in note 2 to the financial statements, the company has reported a net liability position and has accumulated operating losses since inception.  This raises substantial doubt of its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The financial statements as at December 31, 2003 and for the year then ended, were audited by other auditors who expressed an opinion without reservation on the statements in their report dated April 12, 2004.

Montreal, Quebec, Canada

July 10, 2005

Chartered Accountants

CAPITAL RESERVE CANADA LIMITED

Balance Sheets

As At December 31, 2004 and 2003

(Amounts expressed in United States Dollars)

	2004	2003
ASSETS

Current
Cash	$ 2,408	$ 3,920
Accounts receivable	1,559	3,929
Accounts receivable (related party)	-	3,983
Loan receivable (related party)	6,559	-
Total current assets	10,526	11,832

Oil & Gas Leases (net of accumulated depletion) (Full cost method)
Evaluated	-	5,506
Unevaluated	-	14,459
Office equipment and computers (net of accumulated depreciation of $279 (2004) and $1,583 (2003))	1,583	-
Total assets	$ 12,109	$ 31,797

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

Current
Accounts payable and accrued liabilities	$ 10,629	$ 15,201
Accounts payable (related party)	2,368	207
Loans payable	-	1,087
Due to FACT Corporation	662,059	664,288
Total current liabilities	675,056

Provision for site restoration	-	3,067
Total liabilities	675,056	683,850

Commitments and contingencies-note7
Stockholders’ deficiency
Common stock, authorized unlimited number of Class A common shares, no par value, 2,000,000 shares issued and outstanding	68	68
Accumulated deficit	(641,556)	(639,885)
Accumulated other comprehensive loss	(21,459)	(12,236)
Total stockholders’ deficit	(662,947)	(652,053)
Total liabilities and stockholders’ deficiency	$ 12,109	$ 31,797

The accompanying notes are an integral part of these financial statements

CAPITAL RESERVE CANADA LIMITED

Statements Of Operations

For the Year Ended December 31, 2004 and 2003

(Amounts expressed in United States Dollars)

	2004	2003

Revenue
Petroleum and natural gas (net of royalties)	$ 2,089	$ 30,583
Rental income	48,270	34,609
Total revenue	50,359	65,192

Operating expenses
Petroleum and natural gas related costs (including depletion)	975	22,712
Rental operating costs	28,282	23,983
Legal	222	2,162
Consultants	-	2,799
Administrative expenses	6,682	10,346
Depreciation and amortization	279	480
Loss (Gain) on disposal of assets	16,481	(27,804)
	52,921	34,679

Earnings (loss) from operations	(2,562)	30,513

Other income and expenses:
Interest income	899	2,084
Interest expense	(8)	(4,951)
	891	(2,867)

Net earnings (loss)	$ (1,671)	$ 27,646

Net earnings (loss) per common share	(0.001)	0.01

Weighted average number of common shares outstanding

Basic	2,000,000	2,000,000
Diluted	2,000,000	2,000,000

The accompanying notes are an integral part of these financial statements

CAPITAL RESERVE CANADA LIMITED

Statements Of Cash Flows

For the Year Ending December 31, 2004 and 2003

(Amounts expressed in United States Dollars)

	2004	2003
Operating activities
Net earnings (loss)	$ (1,671)	$ 27,646
Adjustments to reconcile net earnings to net cash used in operating activities:
Depletion, amortization and site restoration	279	4,991
(Gain) Loss on disposal of assets	16,481	(27,804)
(Increase) decrease in accounts receivable	6,353	835
Decrease (increase) in loans receivable	(6,559)	-
Decrease in prepaid expenses	-	581
Decrease in accounts payable and accrued liabilities	(2,411)	(8,533)
Net cash flows provided by (used in) operating activities	12,472	(2,285)

Investing activities
Drilling expenditures	-	(6,959)
Proceeds from sale of oil & gas assets	-	113,920
Acquisition of office equipment	(1,862)
Loan advances	-	402
Net cash flows provided by (used in) investing activities	(1,862)	107,363

Financing activities
Loan proceeds	-	1,087
Loan repayment	(1,087)	(50,500)
Repayment to loan from FACT Corporation	(2,229)	(6,187)
Net cash flows provided by (used in) financing activities	(3,316)

Effects of foreign currency exchange rate on cash and cash equivalents	(8,806)	(46,059)

Net increase (decrease) in cash and cash equivalents	(1,512)	3,419
Cash and cash equivalents, beginning of the year	3,920	501
Cash and cash equivalents, end of the year	$ 2,408	$ 3,920

Supplemental disclosure of cash flow information:
Interest paid	$ 8	$ 4,326
Income tax paid	$ 0	$ 0

The accompanying notes are an integral part of these financial statements

CAPITAL RESERVE CANADA LIMITED

Statement Of Changes In Stockholders’ Deficiency

For the Year Ended December 31, 2004

(Amounts expressed in United States Dollars)

	Class A Common Stock
	Shares	Amount	Accumulated deficit	Accumulated other comprehensive income (loss)	Total Shareholders’ Deficit

Balance at December 31, 2001	2,000,000	68	(646,101)	19,959	(626,074)
Net loss for the year	—	—	(21,429)	—	(21,429)
Foreign currency translation	—	—	—	(1,475)	(1,475)
Balance at December 31, 2002	2,000,000	68	(667,530)	18,484	(648,978)
Net earnings for the year	—	—	27,646	—	27,646
Foreign currency translation	—	—	—	(30,720)	(30,720)
Balance at December 31, 2003	2,000,000	68	(639,885)	(12,236)	(652,053)
Net loss for the year	—	—	(1,671)	—	(1,671)
Foreign currency translation	—	—	—	(9,223)	(9,223)
Balance December 31, 2004	2,000,000	68	(641,556)	(21,459)	(662,947)

The accompanying notes are an integral part of these financial statements

Capital Reserve Canada Limited

Notes to Financial Statements

December 31, 2004 and 2003

(Amounts expressed in United States Dollars)

Note 1- Summary of Significant Accounting Policies

This summary of significant accounting policies of Capital Reserve Canada Limited (the “Company”) is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements, which are stated in U.S. Dollars.

Organization

The Company is an Alberta, Canada corporation formed December 8, 1999 to locate and acquire producing oil and gas assets in Canada. The Company was a wholly owned subsidiary of FACT Corporation, a publicly traded Colorado corporation, up until November 1, 2004, when FACT Corporation distributed  ownership of the Company to its existing shareholders and its debenture holder.

Operations

The Company presently has no ongoing operations having divested of its oil and gas leases as at December 1, 2004.  The Company is presently reviewing other acquisitions in the oil and gas industry.

Use of Estimates in the preparation of the financial statements

The preparation of the Company’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

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

Gain (Loss) Per Share

Gain (loss) per share of common stock is computed by dividing the net loss by the weighted average number of common shares outstanding during the year.  Fully diluted earnings per share are not presented because they are anti-dilutive.

The accompanying notes are an integral part of these financial statements

Capital Reserve Canada Limited

Notes to Financial Statements

December 31, 2004 and 2003

(Amounts expressed in United States Dollars)

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

Income taxes are accounted for under the asset and liability method.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Revenue recognition

Revenues are recognized in accordance with SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements."  Rental income from real estate properties is recognized on a monthly basis in accordance with lease provisions unless the Company determines that collection is unlikely. The Company recognizes oil and gas sales upon delivery to the purchaser using the sales method.

Other

The company has selected December 31 as its year-end.

The Company paid no dividends in 2004 or 2003.

Reclassifications

Certain reclassifications have been made to previously reported statements to conform to the Company’s current financial statement format.

Note 2 – Basis of Presentation and Going Concern

Generally accepted accounting principles in the United States of America contemplates the continuation of the Company as a going concern.  However, the Company has reported a net liability position and has accumulated operation losses since its inception, which raises substantial doubt about the Company’s

The accompanying notes are an integral part of these financial statements

Capital Reserve Canada Limited

Notes to Financial Statements

December 31, 2004 and 2003

(Amounts expressed in United States Dollars)

ability to continue as a going concern.  The continuation of the Company is dependent upon the continuing financial support of creditors and stockholders and upon obtaining the capital requirements for the continuing operations of the Company.  Management believes actions planned and presently being taken provide the opportunity for the Company to continue as a going concern.

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

The operation of the Kejr wells and the sale of the oil are managed by the operator, Merit Energy Company (“Merit”) and thus Capital Canada is dependent upon the expertise of Merit to deliver the output of these wells in the most beneficial manner possible. The operating agreement executed between Capital Canada and the operator, Merit, requires Merit to comply with any and all environmental and other governmental agency laws, regulations and permit requirements. Merit carries excess liability insurance with a limit of $5,000,000 at a cost of $180.00 per annum. Capital Canada’s portion of the liability insurance is $18.00 per annum which is included in the monthly billings for operating costs from the operator of the property. The lease operating costs are current.

Capital Canada was advised that the insurance costs would be $12,000 per annum for extra coverage over and above that carried by Merit as operator, but declined to effect such coverage as the costs were prohibitive.  Any losses or damages caused in the operation of this well that is not covered by operator’s insurance would be a liability for Capital Canada. Capital Canada believes that the liability insurance carried by the operator is sufficient to pay for any and all claims which may arise from the operation of the well or any breaches of environmental laws, save for any claims which may be due to operator negligence or fraud. Capital Canada could be named in any litigation brought against the operator by any party and may be found liable should the operator be unable to pay any awards from such litigation. In such event, Capital Canada could be unable to pay and may not be able to continue to exist. Capital Canada will also be liable for a pro-rata portion of expenses incurred in the event the wells are shut-in which are estimated to be 10% of $6,000 total costs.  Production from these wells was minimal in 2004 and therefore, the Company determined to divest itself of these leases, and all other undeveloped oil and gas leases.  On December 23, 2004 the Company executed an agreement with Ultimate Destinations Inc., whereby it agreed to transfer all of its oil and gas assets in exchange for indemnity from the purchaser against any and all future costs, claims or actions arising from the producing properties and exploration/development leases.  As a result of this transaction the Company has written down all capitalized leasehold and acquisition costs relating to each of its formerly owned oil and gas interests, recovered any outstanding reclamation liabilities and expensed any remaining depletion as at the date of the transaction for a net loss of $16,481.

The accompanying notes are an integral part of these financial statements

Capital Reserve Canada Limited

Notes to Financial Statements

December 31, 2004 and 2003

(Amounts expressed in United States Dollars)

Drilling  activities

During the spring of 2003 an eight mile geophysical seismic program was conducted on the Montana leases to define drilling locations.  The operator of the project identified a 6,400 foot drilling location and Capital Canada participated in the drilling of an exploration well in July, 2003.  Capital Canada’s total portion of drilling costs and associated costs was US$6,959. The well was a dry hole.

Capital Canada divested its interest in the Montana leases effective December 1, 2004.

For all oil and gas figures reported up to the time of divestiture in fiscal 2004, the Company elected to follow the full cost method of accounting for its oil & gas activities.  Accordingly, all costs associated with the acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs, are capitalized.

During the year ended December 31, 2003 Capital Canada expended a total of $6,959 for the drilling of an exploration well and associated costs with respect to the Montana leases discussed above.  These costs were capitalized during the fiscal year ended December 31, 2003.  Concurrent with the divestiture of the leases, however, this amount has been written down at the close of the current fiscal year. Additionally, the Company has expensed the future site allowance with respect to the Colorado leases, in accordance with SFAS 143, and their divestiture.

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

Capitalized leasehold costs by geographic areas are as follows:

Area	December 31, 2004	December 31, 2003

Canada	$ —	$ —
United States	—	19,965

The accompanying notes are an integral part of these financial statements

Capital Reserve Canada Limited

Notes to Financial Statements

December 31, 2004 and 2003

(Amounts expressed in United States Dollars)

Note 4 – Loans Payable

Loans payable as at the year ended December 31, 2003 includes an amount of $1,087 bearing interest at a rate of 18% per annum with no specific terms of repayment.  This amount was retired in full during the current fiscal year ending December 31, 2004.

Note 5 – Due to FACT Corporation

Due to FACT Corporation consists of amounts advanced from the Company’s former parent, and are presently non-interest bearing.  During fiscal 2003, the Company’s former parent, FACT Corporation, a publicly traded Colorado corporation, determined to spin off to its shareholders its 100% interest in the Company. As a result a 20-F registration statement was filed with the SEC on  July 11, 2003.  During the final quarter of fiscal 2004, the spin-off became effective and the Company ceased to be a wholly owned subsidiary of FACT Corporation.  As of December 31, 2004 the Company is in debt to FACT Corporation in the net amount of $662,059, which amount, as at the date of this financial statement was under negotiation by the Boards of the Company and FACT Corporation as to repayment options.  Presently the amount is a demand loan with no specific terms of repayment.

Note 6 – Related Party Transactions

During the fiscal year ended December 31, 2004, the Company was charged fees totaling $223 and reimbursement of expenses totaling $1,923 by International Securities Group Ltd., a Company controlled by a W. Scott Lawler, a director of the Company, a total of $2,368 remained unpaid as at the year ended December 31, 2004. The Company was charged $3,539 in consulting and administrative fees during 2003 by International Securities Group Ltd.

During the fiscal year ended December 31, 2004, the Company advanced an amount of $6,559 to Wall Street Investments Ltd., a wholly owned subsidiary of FACT Corporation.

Note 7 – Commitments

The Company has entered into an office lease agreement to make minimum lease payments as follows:

2005	$ 37,552

The Company has subleased this property for the remaining term of the lease.  The lease will expire on October 31, 2005 and will not be renewed.

The accompanying notes are an integral part of these financial statements

Capital Reserve Canada Limited

Notes to Financial Statements

December 31, 2004 and 2003

(Amounts expressed in United States Dollars)

 Note 8 – Income Taxes

The Company is subject to Canadian income taxes.

Significant components of the Company’s net deferred income tax asset are as follows:

Undepreciated capital cost of capital assets over net book value	2,887
Non-capital loss carry forward	331,564
Cumulative Canadian oil and gas property expenses	736,627
Less: Valuation allowance	(1,071,078)
Net deferred income tax asset	—

As of December 31, 2004, the Company’s non-capital losses of approximately $332,000 and cumulative Canadian oil and gas property expenses of approximately $737,000 are carried forward for tax purposes and are available to reduce taxable income of future years. The non-capital losses expire in 2007 through 2010, the cumulative Canadian oil and gas property expenses can be forward indefinitely. No deferred income taxes have been recorded because of the uncertainty of future taxable income to offset. These carryforwards may not be available if there is a significant change in ownership of the company.

The reconciliation of income tax (benefit) computed at the statutory rate to income tax expense (benefit) is as follows:

Tax (benefit) at federal statutory rate	(38.60)%
Valuation allowance	38.60
Tax provision (benefit)	0.00%

Note 8 – Segment reporting

The Company’s operations consist of one reportable segment which derives its revenue from the sale of oil, natural gas, and related products.   Effective as at December 1, 2004 the Company divested all of its oil and gas assets and presently has no operations.

Note 9  – Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." It requires existing unconsolidated variable interest entities (VIE's) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. It applies immediately to VIE's created after January 31, 2003 and to VIE's in which an enterprise holds a variable interest that was acquired before February 1, 2003, the Interpretation applies for periods beginning after June 15, 2003. In December 2003, the FASB reissued Interpretation No. 46 with certain modifications and clarifications for certain VIE's. The Company has no unconsolidated VIE's and therefore its financial statements are in compliance with the requirements of Interpretation No. 46.

The accompanying notes are an integral part of these financial statements

Capital Reserve Canada Limited

Notes to Financial Statements

December 31, 2004 and 2003

(Amounts expressed in United States Dollars)

Note 9 – Recent Accounting Pronouncements (cont’d)

In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends and clarifies the accounting guidance on certain derivative instruments and hedging activities. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. The adoption of this statement did not impact the Company's financial position, results of operations, or cash flows.

In May 2003, the FASB issued SFAS No.150,  “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.”  SFAS 150 establishes standards for how an issuer of equity (including the equity shares of any entity whose financial statements are included in the consolidated financial statements) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.  SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and for existing financial instruments after July 1, 2003.  The adoption of this statement did not impact the Company’s financial position, results of operations, or cash flows.

During 2004, the FASB issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4”, SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions – an amendment of FASB Statements No. 66 and 67”, SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29”, and SFAS No.123 (revised 2004), “Share-based Payment”.  These statements are effective for periods after these financial statements.  We do not believe the impact of adoptions of these statements will be significant to our overall results of operations or financial position.

Note 10 – Subsequent Events

On July 1, 2005, the Company agreed  into a convertible loan with FACT Corporation in the principal amount of $662,059 convertible for a period of two years from July 1, 2005 at $0.05 per share.  We have agreed to accrue interest on the loan back to the initial date of the loan which was March 1, 2000 at the rate of Bank of America prime plus 1% compounded annually.  If not converted the note plus accrued interest will be due on June 30, 2007.

The Company is presently reviewing the potential acquisition of an oil and gas services company.

Capitalized Costs Relating to Oil and Gas Producing Activities:
	Total	U.S.	Canada

At December 31, 2003
Evaluated oil and gas properties
Developments costs	—	—	—
Acquisition costs	$—	$—	$—

Unevaluated oil and gas properties			—
Developments costs	$6,959	6,959	—
Acquisition costs	13,067	13,067	—

Less accumulated depreciation, depletion,
amortization, and impairment reserves	(61)	(61)	—
Net capitalized costs	$19,965	$19,965	$—

At December 31, 2004

The accompanying notes are an integral part of these financial statements

Evaluated oil and gas properties
Developments costs	—	—	—
Acquisition costs	$—	$—	$—

Unevaluated oil and gas properties
Developments costs	—	—	—
Acquisition costs	$—	$—	$—

Less accumulated depreciation, depletion,
amortization, and impairment reserves	—	—	—
Net capitalized costs	$—	$—	$—

Costs Incurred in Oil and Gas Producing Activities -
	Total	U.S.	Canada
For the Year Ended December 31, 2003:
Exploration costs -
Undeveloped oil and gas properties	6,959	6,959	—
Development costs	—	—	—
Amortization rate per equivalent barrel of production	$1.49

For the Year Ended December 31, 2004:
Exploration costs -
Undeveloped oil and gas properties	—	—	—
Development costs	—	—	—
Amortization rate per equivalent barrel of production	$—

Results of Operations for Oil and Gas Producing Activities -
	Total	U.S.	Canada
For the Year Ended December 31, 2003:
Oil and gas sales, net of royalties	$30,583	$2,847	$27,736
Production costs	(18,147)	(2,465)	(15,682)
Depreciation, depletion, and amortization	(4,566)	(61)	(4,505)
			7,549
Income tax expense	—	—	—
Results of operations for oil and gas producing activities (excluding corporate overhead and financing costs)	$7,870	$321	$7,549

For the Year Ended December 31, 2004:
Oil and gas sales, net of royalties	$2,089	$2,089	$—
Production costs	(975)	(975)	—
Depreciation, depletion, and amortization	—	—	—
			—
Income tax expense	—	—	—
Results of operations for oil and gas producing activities (excluding corporate overhead and financing costs)	$1,114	$1,114	$—

Reserve Information:

The accompanying notes are an integral part of these financial statements

Capital Reserve Canada Limited

Notes to Financial Statements

December 31, 2004 and 2003

(Amounts expressed in United States Dollars)

Note 10 – Subsequent Events (cont’d)

The Company has no reserves concurrent with the divestiture of all oil and gas operations effective December 1, 2004.  The following estimates of proved developed reserve quantities and related standardized measure of discounted cash flow are estimates only, and do not purport to reflect realizable values or fair market values of the company’s reserves.  The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, estimates are expected to change as future information becomes available.

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

	December 31, 2004		December 31, 2003
	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)
Proved developed and undeveloped reserves -
Beginning of year	3,270	—	8,243	63,000
Revisions of previous estimates	—	—	—	—
Purchase of minerals in place	—	—	3,351	—
Production	131	—	423	3,578
Sale of US pool	(3,139)	—	—	—
Sale of Canadian pool	—	—	7,901	59,422
End of year	—	—	3,270	—

Proved developed reserves -
Beginning of year	3,270	—	8,243	63,000
End of year	—	—	3,270	—

Standardized Measure of Discounted Future Net Cash Flows:

Net Cash Flows at December 31, 2004 and 2003 -
	2004	2003
Net cash inflows	$—	$10,249
Future production costs	—	(5,125)
Future development costs	—	—
Future income tax expense	—	—
Future net cash flows	—	5,124

The accompanying notes are an integral part of these financial statements

10% annual discount for estimated timing of cash flows	—	(762)

Standardized measure of discounted future net	—
Cash flows relating to proved oil and gas reserves	$—	$4,362

The following reconciles the change in the standardized measure of discounted future net cash flow:

Net Cash Flows at December 31, 2004 and 2003 -
	2004	2003
Beginning of year	$4,362	$82,000
Sales of oil and gas produced, net of production costs	(1,114)	(12,435)
Sale of Canadian pool	—	(69,946)
Sale of US pool	(3,248)	—
Purchase of minerals in place	—	3,981
Net change in prices and production costs	—	—
Development costs incurred during the year which were previously estimated	—	—
Revisions of previous quantity estimates	—	—
Accretion of discount	—	—
Net change in income taxes	—	—
Other	—	762
End of year	$—	$4,362

The accompanying notes are an integral part of these financial statements