Form 20-F/A
period 2004-12-31
CAPITAL RESERVE CANADA LTD
filed 2005-10-03
CIK 1230622

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

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

Stone Canyon Resources Ltd. dated December 23, 2004, incorporated by reference to the Exhibits filed with the Registrant's 20-F filed Annual Return for the year ended December 31, 2004. (file # 000-50339)

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

CAPITAL RESERVE CANADA LIMITED

/s/ James Baker

James Baker

President

/s/ Jacqueline Danforth

Jacqueline Danforth

Secretary

Date:  September 30, 2005

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

        SCHWARTZ LEVITSKY FELDMAN LLP (SIGNED)

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

The accompanying notes are an integral part of these financial statements

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

Note 2 – Basis of Presentation and Going Concern

Generally accepted accounting principles in the United States of America contemplates the continuation of the Company as a going concern.  However, the Company has reported a net liability position and has accumulated operation losses since its inception, which raises substantial doubt about the Company’s ability to continue as a going concern.  The continuation of the Company is dependent upon the continuing financial support of creditors and stockholders and upon obtaining the capital requirements for the continuing operations of the Company.  Management believes actions planned and presently being taken provide the opportunity for the Company to continue as a going concern.

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

Note 3 – Oil and Gas Activities (Cont’d)

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

Capital Reserve Canada Limited

Supplemental Information

December 31, 2004 and 2003

(Amounts expressed in United States Dollars)

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