Form 20-F/A
period 2004-12-31
CAPITAL RESERVE CANADA LTD
filed 2006-01-31
CIK 1230622

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

AMENDMENT NO. 2

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

[  ]Yes  [  ] No

TABLE OF CONTENTS

PART I

2

Item 1.

Identity of Directors, Senior Management and Advisors

2

Item 2.

Offer Statistics and Expected Timetable

2

Item 3.

Key Information

2

Item 4.

Information on the Company

7

Item 5.

Operating and Financial Review and Prospects

12

Item 6.

Directors, Senior Management and Employees

14

Item 7.

Major Shareholders and Related Party Transactions

17

Item 8.

Financial Information

19

Item 9.

The Offering and Listing

19

Item 10.

Additional Information

19

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

22

Item 12.

Description of Securities Other than Equity Securities

22

PART II

22

Item 13.

Defaults, Dividend Arrearages and Delinquencies

22

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

22

Item 15.

Controls and Procedures

22

Item 16A. Audit Committee Financial Expert

23

Item 16B. Code of Ethics

23

Item 16C.  Principal Accountant Fees and Services

23

Item 16D. Exemptions from the Listing Standards for Audit Committees

23

PART III

24

Item 17.

Financial Statements

24

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

Employees

We presently have no employees.   We hire consultants as required and rely on present management, being the directors and officers, to direct our business.   We will need to hire employees with experience in the oil and gas industry as we implement our business plan to grow the Company by acquisition of producing oil and gas assets and exploration and development properties where the Company may participate in drilling or in the acquisition of any business in the oil and gas industry.  The business plan of the Company at present does not require the Company to become the operator of any of the oil and gas properties they may acquire.  However, as the Company grows through acquisitions it will require employees with oil and gas expertise to review potential acquisitions and accounting and administrative staff to manage revenues and expenditures.  The Company intends to hire these employees as it raises capital and completes acquisitions requiring these employees.   While the Company does not intend to operate any of the properties it acquires at this time, should the Company find a property or properties of merit which would require an operator, the Company would need to hire additional staff for operations.  Should the Company be successful in the acquisition of an already operating business in the oil and gas industry such as the business 4in the services industry presently being reviewed then the company acquired may have existing employees that could assist Capital Canada or Capital Canada may be required to hire employees to undertake the oversight of the acquired business.

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

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2004, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Date:  January 31, 2006

CAPITAL RESERVE CANADA LIMITED

FINANCIAL STATEMENTS

AS AT THE FISCAL YEARS ENDED DECEMBER 31, 2004 AND 2003

with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Amounts Expressed in U.S. Dollars)

INDEX TO FINANCIAL STATEMENTS

CAPITAL RESERVE CANADA LIMITED

FINANCIAL STATEMENTS

with

REPORT OF INDEPENDENT REGISTED PUBLIC ACCOUNTING FIRM

(Amounts Expressed in U.S. Dollars)

Page

Report of Independent Certified Public Accountants	F-2

Financial Statements:

Balance Sheets	F-4

Statements of Operations	F-5

Statements of Cash Flows	F-6

Statement of Shareholders’ Deficit	F-7

Notes to Financial Statements	F-8 to F-14

Supplemental Information	F-15 to F-17

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

The accompanying notes are an integral part of these financial statements

CAPITAL RESERVE CANADA LIMITED

Statements Of Operations

For the Year Ended December 31, 2004 and 2003

(Amounts expressed in United States Dollars)

	2004	2003	2002

Revenue
Petroleum and natural gas (net of royalties)	$2,089	$30,583	$ 77,354
Rental income	48,270	34,609	39,028
Total revenue	50,359	65,192	116,382

Operating expenses
Petroleum and natural gas related costs (including depletion)	975	22,712	77,699
Rental operating costs	28,282	23,983	20,994
Legal	222	2,162	542
Consultants	-	2,799	13,148
Administrative expenses	6,682	10,346	5,060
Depreciation and amortization	279	480	7,566
Loss (Gain) on disposal of assets	16,481	(27,804)	4,660
	52,921	34,679	129,669

Earnings (loss) from operations	(2,562)	30,513	(13,287)

Other income and expenses:
Interest income	899	2,084	-
Interest expense	(8)	(4,951)	(8,142)
	891	(2,867)	(8,142)

Net earnings (loss)	$(1,671)	27,646	$(21,429)

Net earnings (loss) per common share	(0.001)	0.01	(0.01)

Weighted average number of common shares outstanding

Basic	2,000,000	2,000,000	2,000,000
Diluted	2,000,000	2,000,000	2,000,000

The accompanying notes are an integral part of these financial statements

CAPITAL RESERVE CANADA LIMITED

Statements Of Cash Flows

For the Year Ending December 31, 2004 and 2003

(Amounts expressed in United States Dollars)

	2004	2003	2002
Operating activities
Net earnings (loss)	$ (1,671)	$ 27,646	(22,904)
Adjustments to reconcile net earnings to net cash used in operating activities:
Depletion, amortization and site restoration	279	4,991	38,268
(Gain) Loss on disposal of assets	16,481	(27,804)	4,660
(Increase) decrease in accounts receivable	6,353	835	(3,729)
Decrease (increase) in loans receivable	(6,559)	-	-
Decrease in prepaid expenses	-	581	89
Decrease in accounts payable and accrued liabilities	(2,411)	(8,533)	(37,830)
Net cash flows provided by (used in) operating activities	12,472	(2,285)	(19,971)

Investing activities
Drilling expenditures	-	(6,959)	-
Proceeds from sale of oil & gas assets	-	113,920	-
Acquisition/Disposition of office equipment	(1,862)		6,114
Loan advances	-	402	(402)
Net cash flows provided by (used in) investing activities	(1,862)	107,363	(5,836)

Financing activities
Loan proceeds	-	1,087	25,828
Loan repayment	(1,087)	(50,500)	(119,054)
Repayment to loan from FACT Corporation	(2,229)	(6,187)	116,757
Net cash flows provided by (used in) financing activities	(3,316)		23,531

Effects of foreign currency exchange rate on cash and cash equivalents	(8,806)	(46,059)	(1,475)

Net increase (decrease) in cash and cash equivalents	(1,512)	3,419	(3,751)
Cash and cash equivalents, beginning of the year	3,920	501	4,252
Cash and cash equivalents, end of the year	$ 2,408	$ 3,920	$ 501

Supplemental disclosure of cash flow information:
Interest paid	$ 8	$ 4,326	$ 6,323
Income tax paid	$ 0	$ 0	$ 0

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

Note 1- Summary of Significant Accounting Policies (cont’d)

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

Note 3 – Oil and Gas Activities (Cont’d)

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

Note 8 – Income Taxes (cont’d)

The reconciliation of income tax (benefit) computed at the statutory rate to income tax expense (benefit) is as follows:

Tax (benefit) at federal statutory rate	(38.60)%
Valuation allowance	38.60
Tax provision (benefit)	0.00%

Note 9 – Segment reporting

The Company’s operations consist of one reportable segment which derives its revenue from the sale of oil, natural gas, and related products.   Effective as at December 1, 2004 the Company divested all of its oil and gas assets and presently has no operations.

Note 10  – Recent Accounting Pronouncements

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

Note 11 – Subsequent Events

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
Evaluated oil and gas propertie1s
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