Form 20-F
period 2005-12-31
CAPITAL RESERVE CANADA LTD
filed 2006-07-17
CIK 1230622

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005
OR
[ X ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from August 31, 2005 to December 31, 2005
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:

For the transition period from _____________________ to ______________________

Commission file number 000-50339

CAPITAL RESERVE CANADA LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

Alberta, Canada

(Jurisdiction of incorporation or organization)

Canadian Western Bank Place

Suite 2440, 10303 Jasper Avenue

Edmonton, Alberta T5J 3N6

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Class A Common Stock	Name of each exchange on which registered OTC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's capital or common stock as of the close of the period covered by the annual report:

34,810,814 Class A common shares as at December 31, 2005.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities

Act.

[  ]Yes  [  X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                                                                                                                                         [  ]Yes  [  X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ X]Yes  [  ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filers, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]

Indicate by check mark which financial statement item the registrant has elected to follow.

[  ] Item 17  [X ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                                                                                                                          [  ]Yes  [ X ] No

________________________________

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

18

Item 8.

Financial Information

20

Item 9.

The Offering and Listing

20

Item 10.

Additional Information

21

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

24

Item 12.

Description of Securities Other than Equity Securities

24

PART II

25

Item 13.

Defaults, Dividend Arrearages and Delinquencies

25

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

25

Item 15.

Controls and Procedures

25

Item 16A. Audit Committee Financial Expert

25

Item 16B. Code of Ethics

25

Item 16C.  Principal Accountant Fees and Services

26

Item 16D. Exemptions from the Listing Standards for Audit Committees

26

PART III

26

Item 17.

Financial Statements

26

Item 18.

Financial Statements

26

Item 19.

Exhibits

26

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.

KEY INFORMATION

SELECTED FINANCIAL DATA

Exchange Rates

Our financial statements are presented in Canadian dollars and all dollar amounts in this document are in Canadian  Dollars unless otherwise indicated.

The host country is the United States of America and therefore we provide disclosure of the exchange rate between our financial reporting currency which is in Canadian dollars and  United States dollars ("US$")of the host country based upon the exchange rate in effect at the end of the  month or of the calendar year to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the noon buying rate for United States dollars from the Bank of Canada (the "Noon Buying Rate"). These translations should not be construed as representations that the Canadian dollar amounts actually represent such U.S. dollar amounts or that Canadian dollars could be converted into U.S. dollars at the rate indicated or at any other rate. The Noon Buying Rate at the end of each of the five years ended December 31, the average of the Noon Buying Rates on the last day of each month during each of such fiscal years and the high and low Noon Buying Rate for each of such fiscal year's were as follows:

	2001 $	2002 $	2003 $	2004 $	2005 $
At end of period	0.63	0.63	0.77	0.83	0.858
Average for period	0.65	0.64	0.72	0.77	0.825
High for period	0.67	0.66	0.77	0.85	0.869
Low for period	0.62	0.62	0.64	0.72	0.787

Following is a table of the Noon Buying Rates on the last day of each month for the last six months ended June 30, 2006:

	January	February	March	April	May	June
At end of period	0.874	0.879	0.857	0.898	0.907	.897
Average for period	0.874	0.879	0.883	0.898	0.910	.910
High for period	0.863	0.870	0.864	0.875	0.901	.902
Low for period	0.853	0.863	0.853	0.853	0.890	.890

The Noon Buying Rate as of   July 12, 2006 was 0.0887.

Change of Control

On August 8, 2005, the Company acquired 78.2% of KCP Innovative Services Inc. for the issuance of 17,335,814 Class A common shares of the Company bringing the total number of Class A shares to 19,335,814.  This effected a change in control of the Company.  Based on the acquisition of the controlling interest in KCP Innovative Services Inc. as of August 8, 2005, and reverse merger accounting applied to the transaction, the following financial information reflects the financial information of KCP Innovative Services Inc. for the fiscal years ended August 31, 2001 to August 31, 2005.  KCP Innovative Services changed its year end to the year end of the Company which is December 31.

Year End	Aug 31	Aug 31	Aug 31	Aug 31	Aug 31	Dec 31
	2001	2002	2003	2004	2005	2005(4 mos)
	CAD	CAD	CAD	CAD	CAD	CAD
Operating Revenues	94,582	129,377	420,314	380,606	933,441	355,017
Income (loss) from Operations	4,321	15,787	47,304	(197,917)	(862,266)	(399,830)
Net Income (loss)	4,321	15,787	38,789	(178,084)	(822,851)	(330,069)
Net Income (loss) from operations per share	.0002	.001	.002	(.008)	(.037)	(.015)
Total Assets	13,936	81,637	151,820	2,484,614	2,003,032	1,698,171
Net Assets	8,681	24,279	63,068	2,048,488	291,726	883,308
Capital Stock	2,320,783	2,320,783	2,320,783	2,320,783	2,320,783	3,242,434
Number of Shares	17,335,814	17,335,814	17,335,814	17,335,814	19,335,814	34,810,814

CAPITALIZATION AND INDEBTEDNESS

Not Applicable

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

RISK FACTORS

The business of the company will be subject to numerous risk factors, as more particularly described below.

Our business operations are speculative.  The failure of our plans could ultimately force us to reduce or suspend operations and even liquidate our assets and wind-up and dissolve our company.

The Company’s shares should be considered highly speculative due to the proposed nature of the Company’s business and the current stage of the Company’s development.  Certain information set out in this annual report includes or is based upon expectations, estimates, projections or other "forward looking information".  Such forward-looking information includes projections or estimates made by the Company and its management as to the Company’s future business operations.  While statements concerning forward looking information, and any assumptions upon which they are based, are made in good faith and reflect the Company’s current judgment regarding the direction of its business, actual results will almost certainly vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.  see "cautionary statement concerning forward - looking information".

A significant or prolonged Decrease in Oil and Natural gas prices will seriously and negatively impact our Business Plans and Operations.

We are dependent on expenditures of oil and gas companies. The demand for the Company’s tools and services will be primarily influenced by current and anticipated commodity prices, particularly oil and natural gas prices.  Weakness in commodity prices may cause the Company’s customers to reduce their capital and operating expenditures as weaker commodity prices result in fewer wells being drilled. Other factors that may affect demand for the Company’s tools and services include:

•

the level of development, exploration and production activity of, and corresponding spending by energy and resource companies, which in turn is affected by conditions such as weather conditions and seasonality government regulation of energy and resource companies; and

•

conditions in the worldwide energy and resources industry.

Periods of diminished or weakened demand for the Company’s tools and services may occur in the future.  In light of these factors, historical operating results may not be indicative of the Company’s future performance.  In addition, reductions in commodity prices can result in a reduction in the trading prices and value of the Company’s securities, even if the reduction in commodity prices does not affect its business generally.

Seasonality may affect the Performance of the Company

In general, the level of activity in the oilfield service industry is influenced by seasonal weather patterns.  Wet weather and the spring thaw may make the ground unstable.  Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels.  Additionally, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months, because the ground surrounding the drilling sites in these areas consists of swampy terrain.  Seasonal factors and unexpected weather patterns may lead to declines in the activity levels of exploration and production companies and corresponding declines in the demand for our tools and services.

We may be unable to continue as a Going Concern if we are unable to raise additional Capital.

Because the costs associated with further development of our business and our ability to generate revenue will depend on a variety of factors, including our ability to meet our development schedule and customer needs, changes in technology, and the availability of additional funds that may be required to advance and expand our business.  Additional funds, whether through additional equity financing, debt financing or other sources may not be available on terms acceptable to us or at all or may result in significant dilution to our shareholders and a change of control of the Company. The inability to obtain additional funds may have a material adverse affect on our business, results of operations, and financial condition.

There is No Guarantee of Profit. The Company has incurred losses and anticipates losses will continue. This could have an impact on investors’ investment in our common stock.

The business is capital intensive and the Company has a limited history of operations.  Accordingly, we have no history of profit and there can be no assurance that our future business activities will be profitable.  We have incurred costs to develop and enhance our tools and services, to establish strategic relationships and to build an administrative organization.  Our ability to operate profitably and generate positive cash-flow in the future will be affected by a variety of factors, including its ability to further develop and test its technology on schedule and on budget, the pace of its entry into its target markets, consumer acceptance of its products, the intensity of the competition experienced by us, the availability of additional capital to pursue our business plans, including development of new products.  An inability to generate sufficient funds from operations will have a materially adverse affect on our business, results of operations and financial condition.

The Company relies on Suppliers.

We will have to rely on suppliers for additional gauges, trucks and equipment in order to expand, or to replace existing equipment.  The availability of suppliers could affect our ability to expand or to meet our commitments to existing customers.

The Company is in an early Stage of Development

Prospects for the Company are subject to all of the risks inherent to a new business. There can be no assurance that the Company will obtain market acceptance as contemplated in its business objectives and any failure to sell its products or services may have a material adverse effect on its business, results of operations, and financial condition.

The Industry has Rapid Technological Change

The industry is subject to rapid change, and any inability on our part to adapt to such change may have an adverse affect on our business, results of operations and financial condition.  The effect of new developments and technological changes on the business sector in which we will compete cannot be predicted.  Our failure to adapt to any of the above could have a material adverse effect on our business, results of operations, and financial condition.

The Company competes directly with independent, Technology-Driven Service Companies

We expect to face significant competition from other organizations and there can be no assurance that we will be able to compete effectively in our target markets.  In addition, new technologies may emerge that are competitive with our tools and services.  Advances in measurement tools as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring and any such change could have a material adverse impact on us.  We expect that competition will intensify in the future, as our tools and services, and the opportunities presented thereby, become better known.

There is a continual need for Innovative Solutions

To achieve our business objectives and obtain market share and profitability, the Company will need to continually research, develop and refine its tools and services.  Many factors may limit our ability to develop and refine existing tools and services.  We may also be exposed to marketplace resistance to new tools and services.  Any failure to develop or refine our existing tools and services, or create new tools or offer new services could have a material adverse effect on our business, results of operations, and financial condition.

The Company needs to protect its Intellectual Property

Our success will be largely dependent upon our ability to protect our proprietary technology.  We rely upon copyright law and trade secrets to protect our intellectual property.  We have not to date applied for or obtained any patents or trademarks to protect our intellectual property. Where appropriate, we also enter into non-disclosure agreements with persons to whom we reveal proprietary information.  Any failure to protect our intellectual property could have a material adverse effect on our business, results of operations, and financial condition.

We may have to engage in litigation in the future to enforce or protect our intellectual property rights or to defend against claims of invalidity and we may incur substantial costs as a result.  Any claims or litigation initiated by us to protect our proprietary technology could result in significant expense to us and diversion of the efforts of our technical and management resources, whether or not the claims or litigation are determined in favor of us.

Significant Shareholders

Two directors, Messrs. Ken Pearson and James Baker, own a significant number of shares in the Company.

These shareholders will have the power to significantly influence our affairs and may be able to influence the outcome of matters required to be submitted to shareholders for approval, including the election of directors and the amendment of its articles of incorporation and bylaws.  Assurances cannot be given that such persons will not exercise their influence over the Company in a manner detrimental to the interests of the Company’s security holders.

The Business may attract Uninsured Liabilities

Our products are used in processes of production of oil and gas.  Though it is unlikely that the products could cause damage, we may be subject to liability for property damage, personal injury or other hazards.  We expect to be insured in accordance with industry standards to address certain of these risks, however, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities.  In addition, such risks may not in all circumstances be insurable.  The payment of such uninsured liabilities would have an adverse effect on our business, results of operations and financial conditions.

There may be environmental liability from our services. In the event that losses or damages result from the operation of the assets that are not covered by the operator's insurance these losses or damages would become a liability for the company.  It is possible that uncovered losses and damages could be incurred which could cause us to have to file for bankruptcy protection from the courts.

The Company may be unable to effectively manage its Planned Growth

Responding to consumer demands, expanding into other geographical markets and targeting growth in our business is likely to place significant strains on our administrative and operational resources and increased demands on our internal systems, procedures and controls.  If we experience rapid acceptance of our technology, the need to manage such growth will add to the demands on our management, resources, systems, procedures and controls.  There can be no assurance that our administrative infrastructure, systems, procedures and controls will be adequate to support our operations or that our officers and personnel will be able to manage any significant expansion of operations.  If we are unable to manage growth effectively, our business, operating results, and financial condition will be materially adversely affected.

The Company may not be able to hire enough Qualified Personnel.

We will be reliant upon company management personnel to anticipate and address consumer demands and hire technical employees and contractors to provide the Company's services.  There can be no assurance that qualified management or technical personnel will be available to us in the future.  The success of our operations and activities will depend to a significant extent on the efforts and abilities of our management and technical personnel.  The loss of services of any of our management or technical personnel could have a material adverse effect on our business, results of operations, and financial condition.

The Company’s  day-to-day management and operations are dependent on the expertise  of Ken Pearson, their President. If Mr. Pearson were no longer  able to provide services, the operations of the Company could be threatened.

Currently, the Company is dependent on the expertise of Ken Pearson, who has an in-depth knowledge of our technology and its operations. He is also responsible for the day-to-day management of our wholly-owned subsidiary KCP. Our ability to operate would be severely curtailed if Mr. Pearson were to be unavailable due to a situation of ill-health or demise.

There will be Potential Fluctuations in Operating Results

We expect to be exposed to significant fluctuations in  operating results caused by many factors, including changes in the demand for our technology, the introduction of competing technologies, market acceptance of such enhancements or products, delays in the introduction of such enhancements or products, changes in our pricing policies or those of its competitors, the mix of services sold, foreign currency exchange rates and general economic conditions.

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

The Price of oil and natural gas is determined based on world demand and supply.  It is impossible to predict future oil and natural gas price movements with any certainty, as they have historically been subject to wide fluctuations in response to a variety of market conditions, including relatively minor changes in the supply and demand for oil and natural gas, economic, political and regulatory developments, and competition from other sources of energy.

Any extended or substantial decline in oil and natural gas prices would have a material adverse effect on our ability to negotiate favorable joint ventures with viable industry participants, our cash flow and our access to capital.

Kyoto Protocol and changing Government Regulations

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established hereunder.  Canada, as an Annex B party to the Kyoto Protocol, is required to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases".

The direct or indirect costs of complying with emissions regulations may adversely affect the oil and gas business in Canada, which in turn may adversely affect the oil and gas services industry in which we will participate.

Other government regulations are subject to change at any time and are beyond the control of the Company.

U.S. Investors face the risk that their investment may be subject to special U.S. federal income tax rules.

For any taxable year of the Company, if at least 75% of the Company’s gross income is “Passive income” (as defined in the Internal Revenue Code of 1986, as amended (the “Code”)), or if at least 50% of the Company’s assets, by average fair market value, are assets that produce or are held for the production of passive income, the Company will be a Passive Foreign Investment Corporation (“PFIC”).

If the Company is a PFIC for any taxable year during which an individual who is a citizen or resident of the Untied States or a domestic corporation (a “U.S. Taxpayer”) owns any common stock, the U.S. Taxpayer will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1297 of the Code, with respect to all of such U.S. Taxpayer's common stock. For example, gifts, exchanges pursuant to corporate reorganizations and use of the common stock as security for a loan may be treated as taxable disposition, and a stepped-up basis upon the death of such a U.S. Taxpayer may not be available. Furthermore, in the absence of an election by such U.S. Taxpayer to treat the Company as a “qualified electing fund” (the “QEF election”), as discussed below, the U.S. Taxpayer would be required to (i) report any gain on disposition of any common stock as ordinary income rather than capital gain, (ii) to compute the tax liability on such gain and on certain distributions as if the shares had been earned pro rata over the U.S. Taxpayer's holding period (or a certain portion thereof) for the common stock, and (iii) would be subject to the highest ordinary income tax rate for each taxable year of the U.S. Taxpayer in which the shares were treated as having been earned. Such U.S. Taxpayer would also be liable for interest (which may be non-deductible by certain U.S. Taxpayers) on the foregoing tax liability as if such liability had been due with respect to each such prior year.

U.S. Taxpayers are strongly urged to consult his or her own tax advisor in that regard.

The foregoing discussion of United States taxation is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. Accordingly, prospective investors should consult their own tax advisors as to the tax consequences of receiving dividends from the Company or disposing of their common stock and thus any investment in our common stock could be illiquid for an indefinite period of time.

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

There are Reporting Issuer Requirements and Costs

We are subject to all of the obligations of a reporting issuer under applicable securities laws and all of the obligations applicable to a listed company under stock exchange rules.  Direct and indirect costs associated with public company status have escalated dramatically in recent years and regulatory initiatives under consideration may further increase the costs of being a reporting issuer in the United States and could have a material adverse effect on our business, results of operations and financial condition.  If we are unable to generate significant revenues from business operations, the cost of complying with applicable regulatory requirements will represent a financial burden to us and may have a material adverse effect on our business, results of operations, and financial condition.

ITEM 4.

INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Capital Reserve Canada Limited (“Capital Canada” or the “Company”) was incorporated on December 8, 1999 as a private corporation under the Business Corporations Act (Alberta, Canada).  On January 15, 2003, we amended our articles of incorporation to enable us to be a public company under the laws of the Province of Alberta.  On May 28, 2003, we amended our Articles of Incorporation to forward split our issued and outstanding shares of Class A common stock on the basis of 2000 shares for every 1 share held.  From the date of incorporation to November 1, 2004,  Capital Canada was a wholly owned subsidiary of FACT Corporation.  On November 1, 2004 FACT Corporation distributed the shares of the company to the FACT shareholders and to a creditor and the Company was no longer a subsidiary of FACT.

Our principal place of business is located at Canadian Western Bank Place, Suite 2440, 10303 Jasper Avenue, Edmonton, Alberta, Canada T5J 3N6.  Our telephone number is 780-428-6026.

Our registered agent is Davis & Company, 3000 Shell Centre, 400-4th Avenue S.W., Calgary, Alberta, Canada T2P OJ4.

On July 1, 2005, the Company entered in two convertible loan agreements with FACT Corporation in the principal amount of $533,527 USD and $152,997 CDN (approx. $126,222.USD). The loan agreements were to mature on June 30, 2007 and interest was calculated at US prime plus 1%.  The loans  were convertible into Class A common shares of the Company at $0.05USD per share.  On November 22, 2005, FACT Corp. advised the Company that it had assigned all of its rights and interest in the convertible loan agreements.  On November 23, 2005, the Company received notice of election to convert a total of $772,550USD owing for interest and principal and issued a total of 15,451,000 Class A common shares pursuant to the conversion.  On February 15, 2006, the Company received notification of the conversion of the remaining balance of the convertible loans in the amount of $226,065US and issued a total of 4,521,307 Class A common shares.  This was full and final settlement of all of the outstanding debt under the convertible notes.

On  August 2nd, 2005, the Company incorporated a wholly owned subsidiary, Capital Reserve Canada Projects Ltd. to effect the acquisition of an operating business in the oil and gas services industry, KCP Innovative Services Inc.  On August 8, 2005, the Company issued a total of 17,335,814 Class A common shares of the Company and Capital Reserve Canada Projects Ltd. acquired a 78.2% interest in KCP Innovative Services Inc.    This effected a change in control of the Company.

On February 3rd, 2006, the Company issued a further 4,834,300 shares of Class A common stock for the remaining 21.8% of the shares of KCP Innovative Services Inc. and Capital Reserve Canada Projects Ltd. effected an amalgamation with KCP Innovative Services Inc.(“KCP”) with KCP the surviving entity.  KCP is now a wholly owned subsidiary of the Company.   All of the operations of the Company are carried on by KCP.  As all of the operations of the Company are undertaken by KCP, management has applied reverse merger accounting for the reporting of financial information.  Unless otherwise stated, all of the financial information included in this annual report is the financial information of KCP, the Company’s wholly owned subsidiary, except for the shareholder’s equity which includes information for both KCP and the Company.

Principal Capital Expenditures and Divestitures:

The financial statements presented in this annual report relate to the operations of KCP, which is presently a wholly owned subsidiary of the Company, however, we have included the information as to capital expenditures and divestitures for both the Company and KCP in this section.

 The Company was previously in the oil and gas industry by way of the ownership of certain producing and non-producing oil and gas properties.  On May 15, 2003, the Company sold certain of its oil and gas producing properties to Hornet Energy Ltd. for CDN$150,000.00 or approximately US$113,920.  The funds received paid off certain loans with Alberta Treasury Branches in full, funded the drilling of an exploration well in Montana and paid down a total of $57,526 USD of debt with FACT Corporation.

On June 10, 2003 the Company executed an agreement with FACT Corporation and Terra Nostra Technology Ltd. whereby the Company acquired an interest in certain oil and gas leases held in Rosebud and Garfield Counties, Montana for $10,000 USD. As part of the agreement with FACT Corporation and Terra Nostra Technology Ltd., we also took ownership of a small producing oil and gas well in Colorado, known as the Kejr leases.   The Company expended a total of $6,181 for the drilling of an exploration well on the Montana leases during July, 2003.  The well was a dry hole.  Management of the Company determined to divest itself of the Kejr leases and the Montana leases.  On December 23, 2004, effective as of December 1, 2004, the Company entered into an agreement with Stone Canyon Resources Inc. (“Stone Canyon”) whereby the company transferred all rights and interest in and to the Kejr and Montana leases in exchange for Stone Canyon assuming all current liabilities and any future liabilities for the Kejr and Montana leases.

Effective January 1, 2004, KCP acquired from a group of individuals, a computer modeling system to analyze the underground formations that contain natural gas and oil by way of the issuance of a total of 14,966,270 common shares of KCP.

On June 11, 2004, KCP acquired 100% of the issued and outstanding shares of Zone Technologies Ltd. from an existing shareholder and an unrelated party.  Consideration for the acquisition was $782,500 which was paid by the way of 1,294,444 shares of KCP and $200,000 cash.

Vendor	Percent Ownership	Cash Consideration	Share Consideration
Darren Klassen	50%	$200,000(1)	425,000 KCP Shares
Ken Pearson	50%		$869,444 KCP Shares
Total	100%	$200,000	1,294,444 KCP Shares

Note:

(1) KCP paid $200,000 to Mr. Klassen as part of the Zone Acquisition.  As Zone had a cash balance of $44,000 on June 14, 2004, the net cost to KCP was $156,000.

On September 26, 2005, Zone Technologies Ltd. was dissolved and the assets were transferred directly to KCP.

During February and March, 2005, KCP purchased two Slick Line Units  at a cost of approximately $650,000 for use in operations.

Principal Capital Expenditures and Divestitures In Progress:

On June 13, 2006, the Company incorporated Two Hills Environmental Inc. in the Province of Alberta, Canada as a wholly owned subsidiary to acquire the assets of Southbend Power Ltd.  On June 16, 2006, as amended July, 5 2006, Two Hills Environmental Inc. and Southbend Power Ltd. entered into an asset purchase agreement for the purchase of acquiring a water diversion permit, 147 acres of surface rights with a water pumping station, and certain mineral rights from Southbend, in exchange for 13,200,000 Class A common shares of the Company.  Share certificates have been issued for the 13,200,000 shares, but these are held in trust pending completion of due diligence and closing.  We have not included these shares in any of the issued and outstanding share numbers disclosed in this report.  Should we complete the asset purchase then there will be a total of 57,366,421 Class A common shares of the Company issued an outstanding.   The Company is undertaking due diligence on this acquisition at the time of this report and the estimated closing date is on or before July 28, 2006.

BUSINESS OVERVIEW

The Company is an Alberta, Canada Corporation formed in December 1999 to locate and acquire producing oil and gas assets in Canada.  The company disposed of its Canadian oil and gas production on May 15, 2003, which consisted of a 5% interest in a field located in Alberta.  The company divested of its interests in oil and gas exploration and development leases in Montana and a producing oil and gas property located in Colorado effective as of December 1, 2004.  On August 12, 2005, the Company acquired a controlling interest in an oil and gas services company, KCP Innovative Services Inc. and the Company acquired a further interest on February 3, 2006, making KCP a wholly owned subsidiary of the Company.   All of the operations of the Company are presently undertaken by KCP.

Operations and Principal Activities:

The Company no longer has any oil and gas leases. The Company is presently operating in the oil and gas services industry.  All of the Company’s present business is conducted in Alberta, Canada by its wholly owner subsidiary, KCP Innovative Services Inc. (“KCP”) located in Edmonton Alberta, Canada. KCP is a corporation that develops tools for, and provides services using such tools to, businesses engaged in the exploration for energy.  Specifically, KCP's tools are used for measuring the flow and quantity of production of oil and gas wells.  KCP's measurement tools are used by oil and gas companies to measure pressure and temperature of a well, which enables improved production information on development life to assist the Alberta Energy and Utilities Board to determine royalty payments and gas reserves.

For the three fiscal years ending 2003, 2004 and 2005, more than 95% of its business was from the applicable of KCP’s perforation inflow diagnostics  (“PID”) technology.

KCP commenced operations in 2001.  KCP was formed by Mr. Ken Pearson to develop measurement tools, with Mr. Pearson himself researching, developing and deploying services using such tools.   On January 1st, 2004, KCP changed its direction from a single operator to a larger operation, to take advantage of the opportunities Mr. Pearson identified in the market.  KCP grew its management team adding Mr. Baker and sought an experienced Board of Directors adding Messrs. Getty, Baker and Hawkes.  KCP refined its business plan and moved ahead with private placements to raise capital for operations.

Tools and Services

Services

KCP also provides services to oilfield operators.  KCP's primary service uses a number of proprietary processes as well as proprietary equipment.  The various measurement services offered by KCP are provided directly at client well sites by a crew of one or two KCP employees or contractors.  Crews are primarily made up of KCP employees, but KCP may also contract out certain services to wire line companies in the area of a particular client well site.  Provision of KCP's services to clients requires specialized staff with knowledge of the oilfield services industry and KCP's technology.  Basic wire line knowledge and basic computer knowledge are required, with further training on KCP's services provided by KCP.  The generally healthy state of the oil and gas industry dictates the availability of potential employees with the knowledge required by the KCP.  As of this date, KCP has been able to find skilled employees with oilfield experience.

KCP requires a number of components and equipment in order to provide its products and services to clients.  These components and equipment are available from a wide range of suppliers who are able to provide services and products to KCP on a timely basis.  There are no unusual payment terms under any agreements or other arrangements with KCP's principal suppliers.  All of KCP's suppliers are at arm's length from KCP.  Suppliers are able to provide service and product to KCP on a timely basis.

KCP's primary customers are oil and gas production companies that are looking to maximize reservoir output.  KCP has completed work for most of the major oil and gas companies in Alberta.  KCP plans to continue to market its business to existing customers and attract new clients.  All of KCP's existing and proposed customers are at an Arm’s Length from KCP, except for BJ Services Company Ltd., of which Robert Hawkes, a Director of KCP, is an employee.  There are no unusual payment terms under any agreements or other arrangements with KCP's customers.

KCP's primary tools are as follows:

Perforation Inflow Diagnostics (“PID”)

PID testing is a set of tools and processes that determine the permeability, skin, reservoir pressure, and gas and liquid inflow during a perforating operation at the well site.  Memory gauges are dropped from the surface on a perforating drop bar using an electric line to convey the data.  The electric line conveys the data to a surface recorder at the well head so that information of the well inflow may be evaluated by the user at the time of the perforation.  This information comes from an analysis of the data from the memory gauges using KCP’s proprietary software.  The results are available in graphic form, helping the user determine if the well is viable, and, if viable, which drilling methodology should be used.  In essence, PID helps the user optimize the well.

Management of KCP believes that PID gives more accurate measurements of pressure and temperature, and therefore better production of the well, than traditional analysis.  The PID process, as well as the tools and gauges used in the process, neither is nor currently offered by KCP’s competitors.  This product is targeted at all producers of natural gas.  No material regulatory approvals or documentation are required for KCP to achieve its business objectives with respect to this product.

PID testing is achieved with two in-house PID slickline units, one drop spool unit and by renting slickline trucks as required.  Since the two PID slickline units were not available until March 29th, 2005, most of the revenue for the first held of fiscal 2005 was generated by KCP’s drop spool unit and by renting Slickline trucks as required.  PID testing has created most of the revenue.

More than 95% of sales in 2005 were in the PID Market.

Injection Technology

Coal Bed Methane (“CBM”) is found in coal seams and is produced and sold as natural gas.  Coal beds, however, offer different challenges since coal beds tend to be saturated with water and the pressure tends to be much lower than in natural gas wells.  However, the water pressure is sufficient enough to hold the CBM in solution and, once the pressure is reduced CBM separates from the water and is able to be piped away.

The challenge is to depressurize the well without dewatering below the coal seam and running the risk of damaging the formation and preventing the recovery of more CBM.  A great deal of care is therefore needed to help determine the profitability and achieve the production without damaging the well.

KCP’s injection technology is used to determine the profitability of coal bed methane deposits and is composed of both hardware and software technologies.  The unit injects fresh water into the underground formation to help open the coal beds.  Once flow can be achieved, gauges then measure the flow rate for the methane gas.  Since water has to be removed from the well first, this process helps determine whether the well will be profitable before the customer makes a significant investment on the well.  The process uses proprietary equipment and methodologies developed by KCP and there is no known competitor at present.  This product is targeted at all producers of methane gas, such as EnCana Corp. and Methane Gas Ventures.  This product is currently in the commercial production stage.  No material regulator approvals or documentation are required for KCP to achieve its business objectives with respect to this product.

KCP has two injection trailer units which may be pulled with a pickup truck.  One was purchased from Zone and the other was constructed in September 2004. There were no sales in injection technology in 2005.

Vent Gas Analyzer

The Vent Gas Analyzer is intended to assist with well abandonment by significantly reducing the time required to determine emissions to the atmosphere. It uses a turbine and deadweight to accurately calculate flow rates of gas to the atmosphere. This helps ensure that there are no emissions above the regulatory guidelines.  Management of KCP believes that the process is more accurate and not as labor intensive as previous methods. The technology is proprietary to KCP and, to the knowledge of KCP, is not used by any competitor.  This product will be targeted at all oil and gas exploration companies. This product is currently at the test stage of development and no sales have occurred to date. This will be completed by end of 2006 at an additional cost of about $15,000.  No material regulatory approvals or documentation are required for KCP to achieve its business objectives with respect to this product.

Electronic Shut-In Tool

This programmable tool is intended to measure pressure, volume and temperature for the purposes of determining the productivity of an existing well.  Management of KCP believes that is the only tool that is programmable and has multi functions. It can be programmed to open and close at certain intervals as compared to conventional tools that are open or closed based on a fixed time. The programmable feature also allows the tool to automatically shut in based on pressure. This allows the pressure to build up in the well thus enhancing its life and production. This product is targeted at oil and gas companies.  There are no sales to date and his service will not go into production until September 2007.  No material regulatory approvals or documentation are required for KCP to achieve its business objectives with respect to this tool.

Principal Markets

All of the operations of KCP are in the Province of Alberta, Canada at present.  More than 95% of the total revenues of KCP are derived from the application of its PID technology.  The other 5% of the total revenues are derived from its injection technology.

Seasonality

The oil and gas industry as a whole is affected by seasonal variation.  Wet weather can significantly impede the operations of players in all sectors of the industry.  If exploration and development operations are impeded by wet weather or other seasonal weather conditions, it may be expected that sales of KCP’S products and services will be negatively affected.

Marketing

KCP conducts its own marketing as follows:

KCP's sales strategy to date has been driven primarily by personal contacts with senior management.  These contacts are derived from previous work projects.  A number of supplemental marketing methods have been contemplated.  These include referral fees, company brochures, exhibits at trade shows in Calgary, advertisements in industry magazines, and a company website.  KCP may also employ a commissioned sales person or contact engineering officers at targeted companies by telephone.  In addition to pursuing and securing new accounts,  KCP will focus on widening existing accounts.

There have been no major costs associated with KCP's sales strategy to date and KCP has traditionally operated at full capacity.  The following table provides an estimated annual cost for selected contemplated supplemental marketing strategies, if pursued.

Breakdown of Costs

Strategy	Cost ($)
Referral Fees	$1,000
Company Brochures	$1,000
Trade Show Exhibits * Calgary	$3,000
Magazine Advertisements	$5,000
Website Maintenance	$2,000
Commissioned Sales person	$20,000

Market Competition

KCP's current market is the oil and gas industry in Alberta.  This will also be the immediate target market for KCP’S tools and services.  On completion of its product development, it is anticipated that KCP will expand to the regional Western Canada market and eventually, if successful, the worldwide market.

KCP's prices are negotiated for the job, depending on location, complexity, nature of the service and availability. Some jobs may require some design and investigation before proceeding. Rental of gauges over time is based on accepted rental rates in the industry.  After sales service, maintenance and warranties are not a significant competitive factor in this market segment.

The oil and gas market continues to be strong. According to their website, the Canadian Association of Petroleum Producers (“CAPP”) estimated on its website that 23,920 new wells were drilled in Canada in 2004.  CAPP also believes that Canada has a significant potential in emerging resources such as natural gas from CBM. KCP estimates that while approximately 50% of wells are suitable for measurement with KCP's products, only a small portion are customers.  As production declines in Western Canada, management of KCP believes that KCP will maintain its growth, as customers will seek KCP's tools to enhance current production wells, and to reactivate abandoned wells. In addition, exploration and development companies require new data from all wells on an annual basis and will have a use for KCP’s tools.

A number of businesses operate or have operated in the oil and gas measurement sector.  Many of these no longer operate in the sector or have reorganized such that the measurement niche is no longer their core business.  KCP's primary competitor in the field of oil and gas measurement is Lonkar Well Testing Ltd. ("Lonkar"). Management of KCP estimates that Lonkar is currently the larger service provider in the market for this type of service.  Lonkar has, in addition to a dominant market share, a strong capital position. Management of KCP feels, however, that KCP has more advanced proprietary technology, and that this should prove a competitive advantage that will allow it to penetrate the market. It should be noted that since some of the market is currently untapped, it is possible that new competitors may enter the market.  Management of KCP feels, however, that its products and services are more advanced than those of its competition or any other potential competitor.  Management of KCP intends to keep KCP at the technological forefront of the sector by continuous research and development and continuous improvements of existing products and services.  Management of KCP believes that the dedication of KCP to continuous technological advancement will give it a competitive advantage.

Management of KCP feels that KCP’s market acceptance for its tools and services is growing as its products become more frequently utilized.  However, no market testing or surveys have been carried out with respect to market acceptance of KCP's tools and services.

KCP's tools and services are not affected by any market controls or regulations directly.  However, since KCP's clients and target clients, as exploration and drilling companies, are subject to regulatory control, it may be anticipated that any future significant changes to the oil and gas regulatory scheme may have an indirect effect on KCP’S ability to market its products and services.

REGULATORY MATTERS AFFECTING OUR BUSINESS

Environment and Safety

The Company's operations will be subject to numerous federal, provincial and local laws and regulations relating to environmental protection. These laws and regulations govern, among other things, the amounts and types of substances and materials that may be released into the environment, the issuance of permits in connection with exploration, drilling and production activities, the release of emissions into the atmosphere, the discharge and disposition of generated waste materials, offshore oil and gas operations, the reclamation and abandonment of wells and facility sites and the remediation of contaminated sites. In addition, these laws and regulations may impose substantial liabilities for the failure to comply with them or for any contamination resulting from the operations associated with the company's assets.  Laws and regulations protecting the environment have become more stringent in recent years, and may in certain circumstances impose "strict liability," rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may expose the company to liability for the conduct of or conditions caused by others, or for acts of the company which were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on the company's financial position and results of operations.

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

The Company takes the issue of environmental stewardship very seriously and works diligently with its operators to insure that compliance with applicable environmental and safety rules and regulations. Compliance with such laws and regulations has not had a material effect on the company's operations or financial condition in the past. However, because environmental laws and regulations are becoming increasingly more stringent, there can be no assurances that such laws and regulations or any environmental law or regulation enacted in the future will not have a material effect on the Company's operations or financial condition.

ORGANIZATIONAL STRUCTURE

The Company’s only subsidiary as at the year ended December 31, 2005 was Capital Reserve Canada Projects Ltd. which held a 78.2% interest in KCP.  Subsequent to the fiscal year ended December 31, 2005, Capital Reserve Canada Projects Ltd. completed the acquisition of KCP Innovative Services Inc. and effected a merger with KCP Innovative Services Inc., making KCP the surviving company.

As of the date of the filing of this report, the Company has two wholly owned subsidiaries, KCP Innovative Services Inc. and Two Hills Environmental Inc.  Both of these companies are incorporated pursuant to the laws of the Province of Alberta, Canada.

PROPERTY, PLANTS AND EQUIPMENT

Our principal corporate and administrative offices are located at Suite 2440, 10303 Jasper Avenue, Edmonton, Alberta, Canada.  Up to June 1, 2006 the space was provided free of charge by LFC Corporation, a shareholder of the Company.  On June 1, 2006 the Company agreed to pay LFC Corporation a monthly rent of $2000 per month which includes telephone, computers, photocopier, fax and reception. There is no formal rental agreement and the rental is a verbal agreement  on a month to month basis and cancelable at any time.

KCP leases 6,500 square feet of office space in Edmonton, Alberta Canada  at 4304-74 Ave, Edmonton, Alberta. The lease is a three (3) year term commencing on October 15, 2004 and expiring on October 14, 2007.  The base rent is $3,500 per month net of taxes.  Under the lease agreement KCP is responsible for the additional costs of all utilities, property taxes and business taxes.

KCP has a financing agreement with Canadian Western Bank for $423,500 dated March 22nd, 2005 for the financing of 2 PID trucks.  The loan is a 60 month term bearing interest at 6.375%. The monthly payment is $8313.29. The balance of the loan on June 18th, 2006 is $325,363.19.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

The financial information as presented herein relates to the financial statements for the Company’s wholly owned subsidiary, KCP Innovative Services Inc. (“KCP”) Pursuant to a share exchange agreement dated August 12, 2005, the Company indirectly, through its wholly owned subsidiary, Capital Reserve Projects Ltd., acquired a 78.2% interest in KCP.  Because the shareholders of KCP became the controlling shareholders of the Company, this transaction was accounted for as a reverse merger whereby KCP is deemed to be the parent company and CRC is deemed to be the subsidiary company for accounting purposes.  The financial statements of the combined entity are issued under the name of the Company, but are considered a continuation of the financial statements of KCP.

Prior to the fiscal year ended August 31, 2005, KCP changed its fiscal year end from August 31 to December 31.  We have provided financial information for the transitional four month period ended December 31, 2005 and for the fiscal years ended August 31, 2005, 2004 and 2003.

Comparison of 2005, 2004 and 2003

August 31, 2005 operations include a substantial increase in revenues from $420,314 (2003) $380,606 (2004) to $933,441 (2005).  Revenues for  2004 decreased by $39,708 as compared to  revenues for 2003 due to an unusually wet season which reduced access to wells for operations resulting in a loss in revenues.  The increase in revenues for 2005 can be predominantly attributed to the availability of additional equipment for operations and increased marketing efforts of management.    For the years ended August 31, 2005, 2004 and 2003 KCP incurred operating losses of $862,266 (2005)   $197,917 (2004) as compared to a gain of $43,304 during 2003.  Cost of sales for August 31, 2005 increased from $259,372 (2003) and $186,501 (2004) to $605,370 (2005).  This was mainly due to a corresponding increase in sales.    Expenses for

August 31, 2005 increased to $1,190,337 from $392,022 (2004) and $113,639 (2003). Salaries and benefits increased to $173,460 (2005) from $53,971 (2004) and $48,984 (2003) due to the hiring of additional staff.  General and Administrative expenses increased to $430,431 (2005) from $263,703 (2004)  and $52,824 (2003) due to additional management and consulting services to go public.  Amortization increased to $553,924 (2005) from $68,113 (2004) and $9,204 (2003) due to the acquisition of additional equipment, furniture and service vehicles.

During the fiscal period ended August 31 2005, KCP raised a total of $142,179 by way of a private placement of common shares and repaid a total of $70,000 to two investors pursuant to the cancellation of a private placement.  During the fiscal period ended August 31, 2004 KCP raised a total of $1,619,505 by way of private placements of common shares.

During the fiscal year ended August 31, 2004 KCP issued a total of 14,966,270 common shares for the acquisition of technology.  As the transaction did not resulting a change in ownership, the transaction is recorded at the nominal carrying value of $1.00.  Also, during the fiscal year ended August 31, 2004 KCP issued a  total of 1,294,444 common shares for the purchase of Zone Technology Ltd.  and paid cash consideration of $200,000.  The transaction is valued at $782,500.

Net losses for the two fiscal years ending August 31 were $643,469 (2005) and $178,084 (2004)  respectively,  For fiscal year 2003 KCP reported a gain of $47,304.

As at the four month period reflected on the financial statements for the fiscal year ended December 31, 2005, the Company had revenues of $355,017. Costs of sales were $184,165.  Expenses for the four month period were $570,682 and were comprised of $54,358 for salaries and benefits, $279,027 for general and administrative, $229,154 for amortization and interest costs of $8,143.   There are no comparable periods for 2004 as the Company effected a change in its fiscal year end.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Working Capital and Stockholders Equity

As of December 31, 2005, KCP had positive working capital of $1,176,312 and Stockholders' Equity of $883,308 as  compared with positive working capital of $1,465,967 (August 31, 2005) $2,260,128 (August 31, 2004) and $110,740 (August 31, 2003)  and Stockholders' Equity of $291,726 (August 31, 2005) $2,048,488 (August 31, 2004) and $63,608 (August 31, 2003). KCP’s working capital increased from 2003 to 2004 due to the raising of funds by way of private placements and has decreased during 2005 due to the acquisition of additional equipment and increased expenses as KCP increased operations and and undertook to become a public company.

Liquidity

KCP expects to be able to generate sufficient amounts of cash and cash equivalents, both in the short and long term, to maintain its capacity, meet its planned growth and development activities.  Cash and cash equivalents are expected to come from offerings of CRC securities to the public and sales of KCP’s tools and services to its target customers.

Sources of Working Capital

During 2005 the Company's primary sources of working capital have come from revenues generated from our operations and a net amount of $72,179 by way of a private placement funding   As at December 31, 2005, KCP has cash on hand of $24,768, term deposits of $436,445 and accounts receivable of $247,604.

Borrowings

KCP has an operating line of credit in the maximum amount of $95,000.  Interest is charged monthly on the outstanding balance at the rate of Bank of Canada prime plus 1%.  As at December 31, 2005 the interest rate was 6% and the amount outstanding was $48,000.

KCP has a demand bank loan repayable over 60 months maturing February 2010.  The loan has monthly blended payments of principal and interest of $8,313.  The interest rate on the loan is 6.375%.  The loan is secured by two Sterling Slick Line units. The balance as at December 31, 2005 was $364,040.

KCP is not in arrears on the payment of interest or principal payments on borrowing.  KCP is not, nor has it been during the fiscal year ended 2005, in default on any debt covenants.

Material Capital Commitments

KCP has taken delivery of the two PID trucks.  One was delivered on February 18th, 2005, the other on March 29th, 2005.

KCP has arranged capital lease financing for the trucks totaling $494,614, of which $325,363 is still outstanding at June, 2006..  The future commitments for these leases which commenced February 18th, 2005, are included in the Contractual Obligations outlined above.

KCP leases space in Edmonton at 4304-74 Ave. The lease is for a period of three years commencing on October 14, 2004 $3500 per month.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

KCP invests in research and development, not only to refine its existing products but to develop new products.  KCP anticipates that 1-5% of the funds available to the company will be used for research and development.  KCP conducts its own research and development and it is anticipated that KCP will also conduct in-house research and development.

The company has no patents and licenses.

TREND INFORMATION

The Company is not aware as of the filing of this annual report of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on its financial condition.

OFF-BALANCE SHEET ARRANGEMENTS

The company has no off-balance sheet arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

CAPITAL RESERVE CANADA AS AT DECEMBER 31, 2005
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
	Payments due by period
CONTRACTUAL OBLIGATIONS	Total	Less than one year	1-3 years	3-5 years	More than 5 years
KCP Lease Obligations (Office Space)(1)	73,500	40,250	33,250	0	0
Purchase Obligations(2)	364,040	99,756	199,512	116,382	0
Long Term Debt(3)	44,161	12,324	24,648	7,189	0
Total	481,701	152,300	257,410	123,571	0

(1)  Based on rent of $3,500 per month net of any taxes or operating costs.

(2)  Bank loan for the purchase of two Sterling Slick line units blended monthly payments of $8,313

(3) Vehicle loan with blended payments of $1027

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

Name	Age	Title
James W. Baker	57	CEO, President and Director
Donald Getty	72	Chairman of the Board and Director
Ken Pearson	55	Director
Robert Hawkes	50	Director of KCP Innovative Services

Ken Pearson, Director of Capital Reserve Canada Ltd., President and Director of KCP Innovative Services Inc.

Mr. Pearson has 35 years experience in the oil and gas industry.  He has spent 11 years directly in the Research and Development of high performance methodology to enhance measurement devices and the resulting information from those devices.  He is trained on full-bore tools, drill stem testing and telemetry tools for case holes and has developed many measurement devices.   Mr. Pearson has been a director and the President of KCP Innovative Services Inc. since inception. He became a director of Capital Reserve Canada Ltd. on August 12, 2005.

James Baker, CEO, President and Director of Capital Reserve Canada Ltd., CEO and director of KCP Innovative Services Inc.

Mr. Baker was awarded a Masters in Business Administration from Queen's University in 1974 and a Bachelor of Engineering Degree from the Nova Scotia Tech (Dalhousie) University in 1970.  He is an investment consultant and prior thereto between 1997 and October 2002, he was an investment advisor with a national investment dealer which is a member of the Investment Dealers' Association of Canada. Mr. Baker has been acting CEO and a director of KCP since January 1, 2004 and became a director, CEO and President of Capital Reserve Canada Ltd. on August 12, 2005.  Mr. Baker spends 50% of his time working with the Company and KCP and the remainder of his time is devoted to his own consulting business.

Donald Getty, Chairman of the Board and Director of Capital Reserve Canada Ltd.  and Director of KCP Innovative Services Inc.

Mr. Getty earned his Business Administration Degree from the University of Western Ontario with honors in 1954. His positions with the Alberta Government included two terms as Premier of Alberta, the position of Energy Minister and the position of Minister of Federal and Intergovernmental Affairs.  In his business career, Mr. Getty has served on the Boards of distinguished companies such as the Royal Bank of Canada, Nova Company, Genstar Company and Interprovincial Pipe and Steel Corp.  Mr. Getty joined the Company as a director and was appointed Chairman of the Board of Directors on August 13, 2005. Mr. Getty currently sits on the Board as a Director of Guyanor Resources (TSE), Nationwide Resources (TSE) Mera Petroleums (TSX)

Robert Hawkes, Director of KCP Innovative Services Inc..

Robert Hawkes graduated from the Southern Alberta Institute of Technology in 1979 with a diploma in Petroleum Engineering.  He began his career with Esso Resources as a Reservoir Technologist in their testing department.  Since that time, he went on to establish himself as a specialist in Well Test Analysis.  Robert currently works for BJ Services in Calgary as a Team Leader, Reservoir Services.  He is well published in CIM and SPE and is a recognized expert in the field of pressure transient analysis, reservoir characterization and short-term pre-frac buildup and analysis.  Robert was awarded the 2005 Presidents Award for technical and presentation excellence in formation evaluation by the Canadian Well Logging Society..

None of our directors has been involved in any bankruptcy or criminal (excluding traffic violations and other minor offenses) proceedings. None of our directors is subject to any order, judgment or decree related to his involvement in any type of business, securities or banking activities or has been found to have violated a federal or state securities or commodities law.

COMPENSATION

The following table sets forth the compensation paid to our directors and members of our management group for the last fiscal year.

	Annualized Compensation			Long Term Compensation
Name and Principal Position	Year	Salary (CDN$)	Bonus (CDN$)	Securities Under Options to be Granted (#)	Long Term Incentive Plan Payouts (CDN$)	All other Compensation (CDN$)

James Baker President & Director	2005	63,880-	-		-	-

Donald Getty Chairman of the Board & Director	2005	0	-	-	-	-

Ken Pearson Director	2005	108,000	-	-	-	-

Robert Hawkes	2005	0	-	-	-	-

The company has not paid any other compensation to any other members of its management, administrative or supervisory bodies.  Faye Pearson earns $3000.00 per month as Office Manager.

MANAGEMENT CONTRACTS

KCP has a management contract with Projex Corporation Ltd., a company of which James Baker is the sole officer and director for the provision of Mr. Baker’s services as CEO for $5,000 per month on a part-time basis, commencing Feb 1st, 2005.  The contract has a 90 day termination provision and there are no company benefits.  Mr. Baker presently devotes approximately 50% of his time to the Company and KCP.  The other 50% of his time is devoted to his consulting business.

KCP has an employment agreement with Ken Pearson as President of KCP for $8,000 per month commencing on February 1st, 2005. The contract has no specific term of employment and no specific termination clause.  Any termination would be subject to the employment laws of the Province of Alberta, Canada. Employment includes a company health plan, covering healthcare supplemental coverage, dental care, vision care, life insurance and disability.  The cost of the plan for Ken Pearson is $98.09 per month.

KCP has an employment agreement with Faye Pearson for Office Management services for $3,000 per month.  The contract has no specific term of employment and no specific termination clause.  Any termination would be subject to the employment laws of the Province of Alberta, Canada. Employment includes a company health plan covering healthcare supplemental coverage, dental care, vision care, life insurance and disability. The cost of the plan for Faye Pearson is $162.80 per month.

Compensation of Directors

No directors receive any form of compensation in their capacity as directors of the Company.

BOARD PRACTICES

Members of our Board of Directors are elected annually at the Annual Shareholders' Meeting and hold the position until the next Annual Shareholders' Meeting or until his successor is duly elected and qualified.  Messrs. Baker and Pearson were elected at our last Annual Shareholders' Meeting which was held on August 12th, 2005. We have not entered into any formal service contracts with any of our directors.

We do not have any standing audit, nominating, or compensation committees of the Board of Directors The Board of Directors undertakes the role of audit and compensation committees at this time.    Our executive officers are elected annually by our Board of Directors and hold such positions until the following year or until his successor is duly elected by our Board of Directors.

EMPLOYEES

The Company had no employees as of Dec 31, 2005.  KCP had 10 employees including one President, one Office Manager, two clerks and six field personnel all located in Edmonton, Alberta. This represents an increase of four field personnel from August 31, 2004.

Presently we have a total of 7 employees.

SHARE OWNERSHIP

The following table sets forth information, as of June 28, 2006, with respect to the beneficial ownership of Capital Reserve Canada Limited's Class A common stock by each of the company's officers and directors, and by the officers and directors of the company as a group. Information is also provided regarding beneficial ownership of Class A common stock if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of Class A common stock are issued.

TITLE OF CLASS	BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS (1)

Class A Common	James Baker, director of Capital Reserve Canada Limited and President c/o Suite 2440, 10303 Jasper Avenue, Edmonton, Alberta T5J 3N6	4,000,000 common shares held indirectly (2)	9.1%

Class A Common	Ken Pearson, director of Capital Reserve Canada and President and director of KCP Innovative Services Inc.; c/o 4304-74 Avenue Edmonton, Alberta, Canada	8,585,814common shares held directly	19.4%

Class A Common	Donald Getty, director of Capital Reserve Canada Limited, and Chairman of the Board c/o 1273 Potter Greens Dr Edmonton, Alberta T5T 5Y8	1,500,000 common shares held indirectly.(3)	3.4%

Class A Common	Robert Hawkes, director of KCP Innovative Services Inc. 136 Woodford Close SW Calgary, Alberta T2W 6E2	300,000 common shares held directly	0.068%

	All Officer and Directors as a group	14,385,814 common shares	32.6%

(1)

Based on 44,166,421 shares of Class a Common Stock.

(2)

Held in Projex Corporation Ltd. a company of which Mr. James Baker is the sole shareholder.

(3)

Held in Sunnybank Investments Ltd. a company of which Mr. Getty is the sole shareholder.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth information, as of June 28, 2006, with respect to the beneficial ownership of Capital Reserve Canada Limited's Class A common stock by each person know to be the beneficial owner of more than 5% of the outstanding Class A common stock. As at June 28, 2006, there were a total of 838 shareholders holding 44,166,421 Class A common shares of the Company. Of these, 182 of the registered shareholders are Canadian shareholders holding a total of 25,559,337 Class A common shares.

Information is provided regarding beneficial ownership of Class A common stock if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of Class A common stock are issued.

TITLE OF CLASS	BENFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS (1)

Class A Common	Ocean Exploration Ltd. 25 Regent St. Belize City, Belize	2,667,958 shares held directly	6.04%

Class A Common	Seven Seas Enterprises Ltd. Cor of Baymen Ave & Calle Al Mar Belize City, Belize	3,551,000 shares held directly	8.04%

(1) Based on 44,166,421 shares of Class A common stock.

(2)  The beneficial owner of Ocean Exploration Ltd. is Walter Brown

(3)  The sole officer and director of Seven Seas Enterprises Ltd. is Mark C.Hulse.

RELATED PARTY TRANSACTIONS

On August 8, 2005, the Company issued a total of 7,585,814 Class A common shares to Ken Pearson, a director of the Company and KCP, and 4,000,000 Class A common shares to 966358 Alberta Ltd. (transferred to Projex Corporation) a company controlled by James Baker who is a director and officer of the Company and KCP.  The shares were issued for the aquisition of KCP.

On November 24, 2005, the Company issued a total of 1,000,000 Class A common shares to Ken Pearson, the a  shareholder of the Company in settlement of certain debt of the Company and a total of 500,000 Class A common shares to Sunnybank Investments Ltd., a company controlled by Don Getty, a director of the Company and KCP.

KCP borrows funds from its shareholders, directors and employees from time to time in order to meet working capital requirements and to ensure that it is able to pay its liabilities as they come due.   As at December 31, 2005, all amounts due had been repaid and there was an overpayment of $2.00 due back from the director.  As at the date of this report the amount outstanding under these loans was Nil.

On January 28, 2004, KCP appointed  an employee of one of KCP’s customers as a director,  Robert Hawkes, who is an employee of  BJ Services Company Ltd.  During the fiscal year ended August 31, 2005, the Company earned approximately $97,000 of revenues from this customer in the normal course of operations.

On February 1, 2005, KCP entered into a management contract with Projex Corporation Ltd., a company controlled by a shareholder, officer and director of the KCP.  During the four months period ended December 31, 2005, the Company paid $20,000 ( Fiscal year ended August 31, 2005 - $63,880), in consulting fees.   Pursuant to the terms of the contract Projex  Corporation Ltd. receives $5,000 per month and has been paid up to date as of the date of filing this report.

On February 1, 2005, KCP entered into an employment agreement with an officer, director and shareholder of KCP.  During the four months period ended December 31, 2005, the Company paid a shareholder, director and officer $ 32,000.

(Fiscal year ended August 31, 2005 - $ 108,000, for services rendered.  Pursuant to the terms of the contract Mr. Pearson receives $8,000 per month and has been paid up to date as of the date of filing of this report.

On February 1, 2005, KCP entered into an employment agreement with the wife of a shareholder, officer and director. During the four months period ended December 31, 2005, the Company paid the wife of a shareholder, director and officer $ 12,000

(Fiscal year ended August 31, 2005 - $ 44,000) for office management services.  Pursuant to the terms of the contract, Ms. Pearson receives $3,000 per month and has been paid up to date as of the date of filing of this report.

During the fiscal year 2005, Mr. James Baker, an officer and director of KCP placed key man insurance on Mr. Pearson in the amount of $2,000,000 payable to KCP.  The cost of this insurance was paid for by KCP.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The required financial statements are provided at the end of this Annual Report starting on Page F-1.

SIGNIFICANT CHANGES

On June 13, 2006, the Company incorporated Two Hills Environmental Inc. in the Province of Alberta, Canada as a wholly owned subsidiary to acquire the assets of Southbend Power Ltd.  On June 16, 2006, as amended July, 5 2006, Two Hills Environmental Inc. and Southbend Power Ltd. entered into an asset purchase agreement for the purchase of acquiring a water diversion permit, 147 acres of surface rights with a water pumping station, and certain mineral rights from Southbend, in exchange for 13,200,000 Class A common shares of the Company.  Share certificates have been issued for the 13,200,000 shares, but these are held in trust pending completion of due diligence and closing.  We have not included these shares in any of the issued and outstanding share numbers disclosed in this report.  Should we complete the asset purchase then there will be a total of 57,366,421 Class A common shares of the Company issued an outstanding.   The Company is undertaking due diligence on this acquisition at the time of this report and the estimated closing date is on or before July 28, 2006.

ITEM 9.

THE OFFER AND LISTING

OFFER AND LISTING DETAILS

Not Applicable

PLAN OF DISTRIBUTION

Not Applicable

MARKETS

Our Class A common shares trade on the Nasdaq OTC Market under the symbol CRSVF.

SELLING SHAREHOLDERS

Not Applicable

DILUTION

Not Applicable

EXPENSES OF THE ISSUE

Not Applicable

ITEM 10.

ADDITIONAL INFORMATION

SHARE CAPITAL

Not Applicable

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company incorporates by reference herein the information set forth under the heading “MEMORANDUM AND ARTICLES OF ASSOCIATION” located in the Company’s Amendment No. 4 to Form 20F/A filed with the Securities and Exchange Commission on March 16, 2004.

MATERIAL CONTRACTS

Since the date of its incorporation, KCP has not entered into any contracts material to investors in the normal course of business other than the following:

1.

The Zone Acquisition Agreement

KCP acquired all of the issued and outstanding shares of Zone on June 14, 2004.  Zone's primary asset was the Injection Technology.  The Zone Acquisition gave KCP the capacity to increase revenue and create synergy with KCP’s existing products and services, fulfilling the Company’s strategic plan.

The vendors of Zone were Messrs. Darren Klassen and Ken Pearson.  As Mr. Pearson was an Insider of KCP, the acquisition of Zone was considered a Non-Arms Length Transaction.  KCP's net cost for Zone was $156,000 cash and the issuance of 1,294,444 KCP Shares. The deemed value of the share consideration was $582,500.  The following table summarizes the key terms of the acquisition of Zone.

Vendor	Percent Ownership	Cash Consideration	Share Consideration
Darren Klassen	50%	$200,000(1)	425,000 KCP Shares
Ken Pearson	50%		$869,444 KCP Shares
Total	100%	$200,000	1,294,444 KCP Shares

Note:

(1) KCP paid $200,000 to Mr. Klassen as part of the Zone Acquisition.  As Zone had a cash balance of $44,000 on June 14, 2004, the net cost to KCP was $156,000.

Consideration for the Zone Acquisition was negotiated between the parties, based on a valuation of Zone by Evans & Evans Inc., an independent valuator.  The valuation focused on the existing cash, the contracts and the customer base of Zone.  Zone had as of the date of Zone Acquisition, outstanding work order of approximately $196,600 which included work in progress. There are no material obligations that KCP must comply with in order to keep the agreement relating to the Zone Acquisition in good standing.  On September 28, 2005,  Zone was dissolved and the assets of Zone were rolled directly into KCP.

2.

The PID Acquisition Agreement

Effective January 1st, 2004, KCP acquired from a group of individuals, one of whom was Mr. Ken Pearson, a computer modeling system to analyze the underground formations that contain natural gas and oil.  This modeling system provides information to the engineers and geologists so they can finish the wells at a higher production level than traditional analyses.  See “Tools and Services”.  Consideration consisted of 14,966,270 KCP Shares.  As Mr. Pearson was an Insider of KCP, the acquisition of the PID Technology was considered a Non-Arm’s Length Transaction.  As this related party transaction did not result in a substantive change in the ownership interest of the technology, the technology has been recorded at the nominal carrying value of $1.

3.

The Canadian Western Bank Financing – dated March 22nd, 2005

KCP has a financing agreement with Canadian Western Bank for $423,500 dated March 22nd, 2005 for the construction of the 2 PID trucks.  The loan is a 60 month term bearing interest at 6.375%. The monthly payment is $8313.29. CAD  The balance of the loan on June 18th, 2006 is $325,363.19.

4.

CRC and KCP Office Leases

Our principal corporate and administrative offices are located at Suite 2440, 10303 Jasper Avenue, Edmonton, Alberta, Canada.  Up to June 1, 2006 the space was provided free of charge by LFC corporation.  On June 1, 2006 the Company agreed to pay LFC a monthly rent of $2000 per month which includes telephone, computers, photocopier, fax and reception. Rental is on a month to month basis and will be reviewed once the Southbend agreement is concluded and future requirements are determined.

KCP leases space in Edmonton at 4304-74 Ave. The Lease is for $3500 per month and has sufficient space to carry out the operations of KCP for the foreseeable future.  The lease is dated October 15, 2004 for a 3 year term and expires on October 15, 2007.

5.

Management and Employment Agreements with James Baker, Ken Pearson, Faye Pearson

KCP has a management contract with Projex Corporation Ltd., a company of which James Baker is the sole officer and director for the provision of CEO services for $5,000 per month on a part-time basis, commencing Feb 1st, 2005.  The contract has a 90 day termination provision and there are no company benefits.  Mr. Baker devotes approximately 50% of his time to the Company and KCP.

KCP has an employment agreement with Ken Pearson as President of KCP for $8,000 per month commencing on February 1st, 2005.  Employment includes benefits and a company health plan.

KCP has an employment agreement with Faye Pearson for Office Management services for $3,000 per month.  Employment includes benefits and a company health plan.

6.

The purchase of KCP

On  August 2nd, 2005, the Company incorporated a wholly owned subsidiary, Capital Reserve Canada Projects Ltd. to effect the acquisition of an operating business in the oil and gas services industry, KCP Innovative Services Inc.  On August 8, 2005, the Company issued a total of 17,335,814 Class A common shares of the Company and Capital Reserve Canada Projects Ltd. acquired a 78.2% interest in KCP Innovative Services Inc.    This effected a change in control of the Company.

On February 3rd, 2006, the Company issued a further 4,834,300 shares of Class A common stock for the remaining 21.8% of the shares of KCP Innovative Services Inc. and Capital Reserve Canada Projects Ltd. effected an amalgamation with KCP Innovative Services Inc.(“KCP”) with KCP the surviving entity.  KCP is now a wholly owned subsidiary of the Company.   All of the operations of the Company are carried on by KCP.

7.

 The Agreement with Southbend Power Ltd. to acquire all of its major assets

On June 16, 2006, amended July 5, 2006 the Company entered into an agreement to acquire all of the major assets of Southbend Power Ltd., which include a water diversion permit, 147 acres of surface rights with a water pumping station, and certain mineral rights, in exchange for 13,200,000 Class A common shares of the Company.  Share certificates have been issued for the 13,200,000 shares, but these are held in trust pending completion of due diligence and closing.  There is no cash being considered in the agreement.  The shares were valued at .50 USD at the time of the Letter of Intent. The Company is undertaking due diligence on this acquisition at the time of this report and the estimated closing date is on or before July 28, 2006. The Company established a new subsidiary, Two Hills Environmental Inc, to acquire these assets.

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

SUBSIDIARY INFORMATION

As at June 16th, 2006 the company has two subsidiaries, KCP Innovative Services Inc. and Two Hills Environmental Inc. which was formed June 16, 2006, to receive the assets from Southbend Powers Ltd.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

This annual report contains forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors", that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

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

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The company does not presently have an audit committee.

ITEM 16B.

CODE OF ETHICS

As of the date of this report, the company has not adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.  As the Company has gone through a recent change of control, the Company did not finalize its adoption of the Code of Ethics.  The present Board of Directors of the Company is presently preparing a Code of Ethics for review and adoption.   Upon adoption, the company will file a copy of its code of ethics with the Securities and Exchange Commission as an exhibit to its annual report for the year ending December 31, 2006 and post it on its website.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to the Company and its subsidiary KCP for professional services rendered by the Company's principal accountant:

Services	2005	2004
Audit fees	$27,435	$46,290
Audit related fees	$19,300	0
Tax fees	0	0
Total fees	$51,325	$46,290

Audit fees consist of fees for the audit of the company's annual financial statements or the financial statements of the company’s subsidiaries or services that are normally provided in connection with the statutory and regulatory filings of the annual financial statements.

Audit-related services include the review and preparation of the company's financial statements and quarterly reports that are not reported as Audit fees.  .

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

4.1

Petroleum, Natural Gas, and General Rights Conveyance between Capital Reserve Canada Limited and Stone Canyon Resources Ltd. dated December 23, 2004, incorporated by reference to the Exhibits filed with the Company’s 20-F filed Annual Return for the year ended December 31, 2004. (file # 000-50339)

4.2

Share Exchange Agreement between Capital Reserve Canada Ltd., Capital Reserve Canada Projects Ltd., KCP Innovative Services In., and Ken Pearson, 966358 Alberta Ltd., 989320 Alberta Ltd., 332601 Alberta Ltd. and Ben Marshall dated  August 8, 2005, incorporated by reference to the Exhibit filed with the Company’s 8K filed on August 12, 2005. (file # 000-50339)

4.3

Proxy and Information Circular of KCP Innovative Services Inc. with respect to the Amalgamation with Capital Reserve Canada Projects Ltd. and Capital Reserve Canada Ltd. and Notice of Annual and Special Meeting of Shareholders of KCP Innovative Services Inc.,  dated December 22, 2005, incorporated by reference to the Exhibit filed with the Company’s 6-K filed on February 8, 2006 (file # 000-50339)

4.4	Offer to lease office space entered into between Sabo Bros. and KCP Innovative Services Inc. dated August 24, 2004 and effected October 15, 2004, filed herewith.
4.5	Management Agreement between KCP Innovative Services Inc. and Projex Corporation dated February 1, 2005, filed herewith.
4.6	Employment Agreement between KCP Innovative Services Inc. and Ken Pearson dated February 1, 2005, filed herewith.
4.7	Employment Agreement between KCP Innovative Services Inc. and Faye Pearson dated February 1, 2005, filed herewith.
4.8	Loan agreement between Canadian Western Bank and KCP Innovative Services Inc. dated March 22, 2005, filed herewith.
4.9	Asset Purchase Agreement between Two Hills Environmental Inc. and South Bend Powers Ltd. dated June 16, 2006 and amendment dated July 5, 2006, filed herewith.
12	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), filed herewith.
13	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350), filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CAPITAL RESERVE CANADA LIMITED

/s/ James Baker

James Baker

Chief Executive Officer

Date:  July 17, 2006

CAPITAL RESERVE CANADA LIMITED.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

Child Van Wagoner &

Bradshaw, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Capital Reserve Canada Limited

We have audited the accompanying consolidated balance sheets of Capital Reserve Canada Limited as of December 31, 2005 and August 31, 2005, 2004, and 2003, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the four months ended December 31, 2005, and for the years ended August 31, 2005, 2004, and 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capital Reserve Canada Limited as of December 31, 2005 and August 31, 2005, 2004 and 2003, and the results of its operations, changes in stockholders' equity, and its cash flows for the four months ended December 31, 2005 and for the years ended August 31, 2005, 2004, and 2003, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 4 to the consolidated financial statements, the Company currently has cash flow constraints and an accumulated deficit.  These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 4.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Child, Van Wagoner & Bradshaw

CERTIFIED PUBLIC ACCOUNTANTS

Salt Lake City, Utah

July 10, 2006

1284 W. Flint Meadow Dr. #D

Kaysville, Utah  84037

Telephone 801.927.1337

Facsimile  801.927.1344

5296 S. Commerce Dr. #300

(53rd So. @ 1-15)

Salt Lake City, Utah 84107

Telephone 801.281.4700

Facsimile 801.281.4701

Suite B. 4F,

North Cape Commercial Bldg,

388 King’s Road

North Point, Hong Kong

www.cpaone.net

CAPITAL RESERVE CANADA LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND

AUGUST 31, 2005, 2004, AND 2003

ASSETS

December

31, 2005

2005

2004

2003

Current

     Cash and cash equivalents

$

24,768

$

18,832

$

1,209,552

$

10,210

     Term deposits (Note 7)

436,445

600,554

20,300

20,000

     Accounts receivable

247,604

134,798

70,044

71,091

     Income taxes recoverable

9,263

-

11,693

-

     Work in process

0

45,270

-

-

     Prepaid expenses

9,543

19,468

4,267

-

727,623

818,922

1,315,856

101,301

Cash - restricted (Note 6)

45,000

45,000

45,000

-

Retainer - on deposit with lawyer

0

-

15,000

-

Intangible assets (Note 9)

281,759

320,175

612,426

-

Goodwill (Note 5)

138,155

138,155

138,155

-

Property, plant and equipment (Note 8)

505,634

680,780

358,177

50,519

$

1,698,171

$

2,003,032

$

2,484,614

$

151,820

LIABILITIES

Current

     Bank indebtedness (Note 10)

$

48,000

$

-

$

7,807

$

14,811

     Accounts payable and accrued liabilities

102,771

117,059

145,518

11,725

     Income and commodity taxes payable

0

21,186

37,514

6,456

     Due to shareholder (Note 16)

(2

)

130

6,723

474

     Demand bank loan (Note 11)

364,040

312,167

-

-

     Current portion of long-term

          debt (Note 11 and 12)

7,050

86,523

26,924

7,614

521,859

537,065

224,486

41,080

Long-term

     Long-term debt (Note 12)

31,962

31,962

131,340

47,672

     Due to affiliated company

258,426

1,101,394

0

0

     Future tax liability (Note 15)

2,616

40,885

80,300

-

293,004

1,174,241

211,640

47,672

814,863

1,711,306

436,126

88,752

Minority interest

0

0

0

0

SHAREHOLDERS' EQUITY

Share capital (Note 13)

3,242,434

2,320,783

2,320,783

2,320,783

Retained earnings (Deficit)

(2,359,126

)

(2,029,057

)

(272,295

)

(2,257,715

)

883,308

291,726

2,048,488

63,068

$

1,698,171

$

2,003,032

$

2,484,614

$

151,820

The accompanying notes are a part of these financial statements.

CAPITAL RESERVE CANADA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED AUGUST 31, AND

THE FOUR MONTHS ENDED DECEMBER 31, 2005

December

31, 2005

2005

2004

2003

Revenue

$

355,017

$

933,441

$

380,606

420,314

Cost of sales

184,165

605,370

186,501

259,371

      Gross profit

170,852

328,071

194,105

160,943

Expenses

  Salaries and benefits

54,358

173,460

53,971

48,984

  General and administrative

279,027

430,431

263,703

52,824

  Amortization

229,154

553,924

68,113

9,204

  Interest (Note 10, 11 and 12)

8,143

32,522

6,235

2,627

570,682

1,190,337

392,022

113,639

        Loss before income taxes

               and minority interest

(399,830)

(862,266)

(197,917)

47,304

Income tax (recovery) (Note 15)

     Current

(31,492)

-

0

(13,933)

8,515

     Future

(38,269)

(39,415)

(5,900)

-

        Net loss before minority interest

(330,069)

(822,851)

(178,084)

38,789

Minority interest

71,955

179,382

0

0

        Net loss

$

(258,114)

$

(643,469)

$

(178,084)

$

38,789

Basic and diluted earnings(loss) per share

     Before income taxes and minority interest

$

(0.02)

$

(0.04)

$

(0.01)

$

0.00

     Before minority interest

$

(0.01)

$

(0.04)

$

(0.01)

$

0.00

     Net loss

$

(0.01)

$

(0.03)

$

(0.01)

$

0.00

Weighted average number

     of shares outstanding

24,155,896

21,792,268

17,335,814

17,335,814

The accompanying notes are a part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED AUGUST 31, 2003, 2004 AND 2005,

AND THE FOUR MONTHS ENDED DECEMBER 31, 2005

				TOTAL
	COMMON	STOCK	RETAINED	STOCKHOLDERS'
	SHARES	AMOUNT	EARNINGS	EQUITY
Balance at August 31, 2002	17,335,814	$ 2,320,783	$ 24,179	$ 2,344,962
Adjustment due to acquisition Net Income	0 0	0 0	(2,320,683) 38,789	(2,320,683) 38,789
Balance at August 31, 2003	17,335,814	$ 2,320,783	$ (2,257,715)	$ 63,068
Adjustment due to acquisition Net Loss	0 0	0 0	2,163,504 (178,084)	2,163,504 (178,084)
Balance at August 31, 2004	17,335,814	$ 2,320,783	$ (272,295)	$ 2,048,488
Shares issued to acquire subsidiary	2,000,000	-	(933,911)	(933,911)
Net Loss	-	-	(643,469)	(643,469)
Net Loss-Minority Interest	-	-	(179,382)	(179,382)
Balance at August 31, 2005	19,335,814	$ 2,320,783	$ (2,029,057)	$ 291,726
Shares issued for debt settlement	15,451,000	921,411	-	921,411
Options exercised	24,000	240	-	240
Net Loss	-	-	(257,454)	(257,454)
Net Loss-Minority Interest	-	-	(72,615)	(72,615)
Balance at December 31, 2005	34,810,814	$ 3,242,434	$ (2,359,126)	$ 883,308

The accompanying notes are a part of these financial statements.

CAPITAL RESERVE CANADA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31, AND

THE FOUR MONTHS ENDED DECEMBER 31, 2005

December

August

August

August

31, 2005

31, 2005

31, 2004

31, 2003

Operating Activities

  Net loss

$

(330,069

)

$

(822,851)

$

(178,084)

$

38,789

  Adjustments to reconcile net income (loss) to

net cash provided (used) by operating

activities:

Amortization

229,154

553,924

68,113

9,204

Accrued interest

0

(7,807)

0

0

             Future income taxes                                        (38,269)

            (39,415)               (5,900)

                        0

(Increase) decrease in operating assets:

Accounts receivable

(112,806

)

(64,754)

22,461

(11,681)

Corporation income taxes

(9,263

)

11,693

(11,693)

-

Work in process

45,270

(45,270)

-

-

Retainer on deposit with lawyer

                  0

15,000

(15,000)

-

Prepaid expenses and deposits

            9,925

(15,201)

(4,267)

-

Accounts payable and accrued liabilities

        (14,287)

(28,459)

129,386

11,137

Income and commodity taxes payable

(21,186

)

(16,328)

(4,958)

(892)

Cash provided ( used ) by operating activities

241,532

(459,468)

58

46,557

Financing Activities

  Shares issuances

        921,651

(933,911)

997,800

-

  Increase (decrease) in due to shareholder

             (132)

(6,593)

6,249

(9,337)

  Increase (decrease) in bank indebtedness

          48,000

-

(7,004)

(5,695)

  Share subscriptions received in advance

                   0

-

583,211

-

  Change in long-term debt

        (79,473)

(39,779)

        (19,902)

        (35,286)

  Due to affiliated company

       (842,968)

1,101,394

0

0

  Change in demand bank loan

58,873

312,167

0

0

Cash provided by financing activities

98,951

433,278

1,560,354

20,254

Investing Activities

  Increase in restricted cash

                  0

-

(45,000)

-

  Purchase of property, plant and equipment

        (15,593)

(584,276)

(159,724)

(56,601)

  Investment in Zone, net of cash acquired

     of $43,954

                   0

-

(156,046)

-

  Increase in term deposit

164,109

(580,254)

(300)

-

Cash provided (used) for investing activities

148,516

(1,164,530)

(361,070)

(56,601)

Increase (Decrease) in cash during the year

            5,936

(1,190,720

)

1,199,342

10,210

Cash and cash equivalents, beginning of year

18,832

1,209,552

10,210

-

Cash and cash equivalents, end of year

$

24,768

$

18,832

$

1,209,552

$

10,210

During the year ended August 31, 2005, the Company paid interest of $32,522 (2004 - $6,235; 2003 - $2,627).  As at August 31, 2005, 2004, and 2003, cash and cash equivalents is comprised solely of cash.

The accompanying notes are a part of these financial statements.

CAPITAL RESERVE CANADA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

1.

Description of the Company

Capital Reserve Canada Ltd. (the "Company" or "CRC") was incorporated as a private corporation in the Province of Alberta on December 8, 1999, and is a reporting company registered with the U.S. Securities and Exchange Commission.  Pursuant to a share exchange agreement dated August 12, 2005, the Company effected a share exchange indirectly with the shareholders of KCP Innovative Services Ltd. ("KCP"), resulting in  Company acquiring  78.2% of the outstanding shares of KCP through the exchange of shares with the Company's wholly owned  subsidiary, Capital Reserve Canada Projects Ltd.  Capital Reserve Canada Projects Ltd. ("Projects") was incorporated as a private corporation in the Province of Alberta on August 2, 2005, for the purpose of completing the acquisition of KCP with the intent that Capital Reserve Canada Projects Ltd. and KCP would amalgamate upon the Company acquiring 100% of the issued and outstanding shares of KCP. This amalgamation was effected subsequent to the period covered by these financial statements.

Because the shareholders of KCP became the controlling shareholders of the Company, this transaction was accounted for as a reverse merger whereby KCP was deemed to be the acquirer as described more fully in Note 2.

KCP was incorporated as a private corporation named K C Pearson Consulting Inc. in the Province of Alberta on February 20, 1996.  The name was changed to KCP Innovative Services Inc. on May 22, 2003.  KCP has developed a series of devices that are used to diagnose the pay-zone in oil and gas wells.  The diagnostic information collected from these devices is used by production engineers to complete the well at the most efficient level.  KCP's customers are oil and gas companies.

2

Share exchange

On August 12, 2005, Projects issued 17,335,814 common shares in exchange for 17,335,814 common shares (78.2%) of KCP Innovative Services.  CRC then issued 17,335,814 Class A common shares to the shareholders of Projects in exchange for 17,335,814 common shares from Projects.

The share exchange transaction between CRC (legal parent) and KCP (legal subsidiary) was accounted for as a reverse merger in accordance with U.S. generally accepted accounting principles.  As a result, no goodwill is accounted for in this transaction.

Application of the reverse merger accounting results in the following:

(a)

KCP is deemed to be the parent company and CRC is deemed to be the subsidiary company for accounting purposes;

(b)

The financial statements of the combined entity are issued under the name of the legal parent, CRC, but are considered a continuation of the financial statements of the legal subsidiary, KCP; and

(c)

Since KCP is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in its consolidated balance sheet at their historical carrying values.

(d)

The remaining shareholders holdings of KCP (21.8%) are presented as a minority interest in these financial statements.

Following the share exchange transactions as at the fiscal year ended December 31, 2005, CRC owns indirectly 78.2% of KCP.

3.

Summary of significant accounting policies

These consolidated financial statements include the accounts of the Company and its legal subsidiary, KCP, and have been prepared in accordance with U.S. generally accepted accounting principles.

(a)

Principles of consolidation

The consolidated financial statements include the accounts of the KCP and its wholly owned subsidiary, Zone Technologies Ltd. (“Zone”) through to September 28, 2005 when Zone was dissolved and the assets were rolled up to KCP.   All significant intercompany transactions and balances are eliminated in the preparation of these consolidated financial statements.

(b)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and short-term investments with original maturities of 90 days or less and are recorded at the lower of cost and market value.

(c)

Leases

Leases are classified as either capital or operating.  Leases which transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as capital leases.  The capitalized lease obligation reflects the present value of future rental payments, discounted at the appropriate interest rates.  The amount capitalized as the cost of the asset is amortized as set out below under property, plant and equipment.  Rental payments under operating leases are expenses as incurred.

(d)

Property, plant and equipment

Property, plant and equipment are recorded at cost and are depreciated using the diminishing balance method at the rates set out below which are estimated to be sufficient to depreciate the cost of the assets to residual value by the expiration of their useful lives:

Building

- 4% diminishing balance

Equipment

- 20% diminishing balance

Furniture and fixtures

- 20% diminishing balance

Vehicles

- 30% diminishing balance

Computer and software

- 30% diminishing balance

(e)

Goodwill and intangible assets

The cost of intangible assets is amortized over the period in which the benefits of such assets are expected to be realized, principally on a straight-line basis.  The Company's policy is to amortize client relationships with determinable lives over four years.  Contract backlog is amortized over the estimated period of completion, generally less than one year.  Technology is being amortized over an estimated life of four years.  Goodwill is not amortized but is evaluated annually for impairment by comparing the fair value of the reporting unit, determined on a discounted after-tax cash flow basis, to the carrying value.  An impairment loss would be recognized if the carrying value of the goodwill exceeds its fair value.  At December 31, 2005, the Company evaluated its goodwill and determined that it was not presently impaired.  Therefore, no impairment loss has been recognized.

(f)

Future income taxes

The Company uses the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and the tax bases of assets and liabilities and measured using the substantively enacted rates and laws that will be in effect when these differences are expected to reverse.

(g)

Per share amounts

Basic earnings (losses) per share are calculated using the weight-average number of shares outstanding during the year.  Diluted earnings (losses) per share are calculated based on the treasury stock method, which assumes that any proceeds obtained on exercise of warrants would be used to purchase common shares at the average price of shares issued during the year.  The weighted average number of shares outstanding is then adjusted by the net change in the number of shares.  At December 31, 2005 there were no warrants outstanding and at August 31, 2005 and 2004, it was determined that any warrants outstanding would have an antidilutive effect, therefore they have been excluded for purposes of determining the diluted loss per shares.

(h)

Stock-based compensation and other stock-based payments

The Company accounts for stock options and warrants issued to its directors using the fair value-based method of accounting for stock-based compensation.  Compensation expense for the warrants is measured at the fair value at the date of issuance using the Black-Scholes option valuation model.

(i)

Revenue recognition

The Company's services are generally sold based upon purchase orders or contracts with customers that include fixed or determinable prices based upon daily, hourly or job rates.  Customer contract terms do not include provisions for significant past service delivery obligations.  Revenue is recognized when services and equipment rentals are rendered and only when collectibility is reasonably assured.

(j)

Statement of cash flows

The statement of cash flows has been prepared using the indirect method.

(k)

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies.

CAPITAL RESERVE CANADA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

4.

Basis of presentation and going concern

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Because of the operating losses for the four months ended December 31, 2005, and for the years ended August 31, 2005 and 2004, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation.  Management believes it has sufficient capital by way of cash on hand and term deposits to allow it to continue as a going concern.

5.

Acquisition of Zone Technologies Ltd.

On June 11, 2004, KCP acquired 100% of the issued and outstanding shares of Zone Technologies Ltd. ("Zone") from an existing shareholder and an unrelated party.  The transaction was recorded at the exchange amount, as the change in ownership interests in Zone was substantive.

Consideration for the acquisition was $782,500 and it consisted of 1,294,444 common shares of KCP at a fair value of $0.45 per share and cash of $200,000.  Zone was an Alberta-based company focused on providing diagnostic and consulting services to customers exploring for coal based methane gas.  The fair value of the acquisition was determined through an independent third party appraisal of Zone as at the date of acquisition.

The acquisition was accounted for using the purchase method and the results of operations subsequent to the acquisition are included in these consolidated financial statements.  The fair value of the net assets acquired is summarized as follows:

Cash

$

43,954

Accounts receivable

21,414

Property, plant and equipment

48,000

Zone Technology (Note 9)

277,000

Backlog

196,600

Customer relationships

184,000

Goodwill

138,155

909,123

Accounts payable and accrued liabilities

4,407

Income and commodity taxes payable

36,016

Future income tax liability

86,200

126,623

Net assets acquired

$

782,500

Cash consideration

200,000

Share consideration (Note 13)

582,500

Purchase price

$

782,500

The goodwill is non-deductible for income tax purposes. On September 28, 2005, Zone was dissolved and the assets were rolled up to KCP.

6..

Restricted cash

Trust agreements with investors require the Company to hold “in trust” the amount of $45,000 until the Company commences trading.  During 2006, the Company met this requirement and those funds were released from their restrictions..

7.

Term deposits

The term deposits mature on March 14, 2006 and October 28, 2006 and bear interest at 1.4% per annum and at prime less 2.25% per annum respectively.

8.

Property, plant and equipment

       Net

Net

     Accumulated      December 31,       August 31,

Cost

Amortization

 2005

2005

Building

$

-

$

-

$

-

$       1,682

Equipment

129,117

44,978

84,139

88,674

Furniture and fixtures

101,730

40,476

61,254

75,793

Vehicles

741,806

390,456

351,350

501,929

Computer and software

26,954

18,063

8,891

12,702

$

999,607

$

493,973

$

505,634

$

680,780

9.

Intangible assets

Net

Net

Accumulated       December 31,       August 31,

Cost

Amortization

 2005

2005

PID Technology

$

1

$

-

$

1

$

1

Zone Technology

277,000

107,701

169,299

192,382

Backlog

196,600

196,600

-

-

Customer relationships

184,000

71,541

112,459

127,792

$

657,601

$

375,842

$

281,759

$

320,175

Perforation Inflow Diagnostics ("PID")

Effective January 1, 2004, KCP acquired from a group of individuals, one of which was a shareholder of KCP, a computer modeling system to analyze the underground formations that contain natural gas and oil.  Consideration consisted of 14,966,270 common shares of KCP.  As this related party transaction did not result in a substantive change in the ownership interest of the technology, the technology has been recorded at the nominal carrying value of $1.

Zone Technology

Effective June 11, 2004, KCP acquired 100% of the outstanding shares of Zone Technologies Ltd. Zone Technologies Ltd. has developed a computer modeling system to explore the underground formations that contain coal based methane gas.  Zone Technologies Ltd. was dissolved on September 26, 2005 and the assets were rolled up to KCP.

10.

Operating line of credit

The Company has an operating line of credit to a maximum of $95,000.  Interest is charged monthly on the outstanding balance at the rate of Bank of Canada prime plus 1%.  The interest rate at December 31, 2005 was 6.0%.

11.

Demand bank loan

The bank loan is repayable over 60 months commencing March 2005 and ending in February 2010.  Monthly blended payments of principal and interest are $8,313 with an interest rate of 6.375%.  The first payment was $4,130 and was made on March 18, 2005.  One half of the loan was drawn on February 18, 2005 upon completion of Slick Line unit 101.  The balance was drawn on March 31, 2005 upon completion of Slick Line unit 102. Two Sterling Slick Line units, included in property, plant and equipment, are pledged as collateral for this loan.

Aggregate principal payments required on the vehicle loan over the next five fiscal years are as follows:

2006

$

53,220

2007

82,231

2008

87,597

2009

93,380

2010

47,612

$

364,040

12.

Long-term debt

The vehicle loan is repayable over 72 months commencing in August 2003 and ending in July 2009.  The blended payments of principal and interest are $1,027 per month with an interest rate of 7.99% per annum.  A 2003 Dodge truck, included in property, plant and equipment, is pledged as collateral for this loan.

Aggregate principal payments required on the vehicle loan over the next five fiscal years are as follows:

2006

$

6,621

2007

10,133

2008

10,973

2009

10,856

$

38,583

13.

Share capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

On January 1, 2004, KCP issued 14,966,270 common shares in exchange for the PID technology.  An independent valuation of the PID technology estimated a value of $450,000 at the date of the transaction.  The number of shares issued as a result of the transaction resulted in the ownership interest of the technology remaining the same both prior and subsequent to the transaction.  As there was not a substantive change in the ownership interest of the technology, the transaction was recorded at the nominal carrying value of $1.

13.

Share capital (continued)

On January 15, 2004, KCP reached an agreement with unrelated parties to issue 2,150,000 common shares of KCP in connection with their commitment to pay certain legal fees.  These parties agreed to pay legal fees to a maximum of $100,000 in connection with KCP obtaining a listing on the TSX Venture Exchange . On January 29, 2004, $15,000 was received and deposited in a trust account at KCP's lawyers and the associated 322,500 common shares were issued.  The remaining $85,000 was received on September 23, 2004 and the associated 1,827,500 shares were issued at that time.

On June 11, 2004, KCP issued 2,302,897 common shares at $0.45 each to qualified investors as part of a private placement closing in exchange for cash consideration of $1,036,302.  Share issuance costs of $53,502 have been deducted from the gross proceeds.

On June 11, 2004, KCP issued 1,294,444 common shares as part of the purchase of Zone Technology Ltd.  More information relating to this issuance is described in note 5.

On September 27, 2004, KCP issued 1,296,006 common shares for $0.45 each to qualified investors as part of a private placement closing for cash consideration of $583,203.

On June 30, 2005 KCP issued 315,953 common shares for $0.45 each to qualified investors as part of a private placement closing for cash consideration of $142,179.

KCP cancelled 155,556 common shares on April 12, 2005 for $0.45 each from two qualified investors for cash consideration of $70,000.

On August 11, 2005, KCP exchanged 17,335,814 shares for 17,335,814 shares of Projects.  Projects then exchanged 17,335,814 Projects shares for 17,335,814 of CRC, resulting in CRC having an indirect majority position in KCP.  This transaction was accounted for as a reverse merger in which KCP is considered to be the acquirer and CRC is considered to be the acquire.  Prior to the transaction, CRC had 2,000,000 outstanding shares.  As a result of the reverse merger, those outstanding shares are regarded as newly issued as part of the transaction.

14. Warrants

On January 15, 2004, KCP issued Warrants to purchase 1,500,000 common shares to two Directors.  The warrants are not transferable except in limited circumstances.  Each warrant entitles the holder thereof to acquire one common share at a price of $0.03 each, subject to anti-dilution protection.

The fair value of the warrants of $15,000 was determined at the date of grant using the Black-Scholes option-pricing model using the following assumptions:

Risk-free interest rate

3.45%

Expected life of the award

3 years

Volatility

0.521

Dividend yield

0.0

A share based compensation expense for these warrants has not been recognized in the financial statements as the vesting condition was not met and the warrants were cancelled on December 31, 2005.

15.

Income taxes

Details of the components of the income tax expense are as follows:

December

August

August

August

31, 2005

31, 2005

31, 2004

31, 2003

Net income (loss) for the year before income taxes

$

(399,830)

$

(862,266)

$

(197,917)

$

47,204

Statutory income tax recovery

16.7%

16.7%

16.7%

17.12%

Computed income tax recovery

(66,772)

(143,998)

(33,052)

8,515

Adjustment in income tax resulting from:

Unrecorded potential income tax benefits of

operating losses

0

85,353

13,360

0

Rate differential on losses carried back for refund

0

0

(2,012)

0

Non-deductible expenses and other items

(2,989)

19,230

1,871

434

$

(69,761)

$

(39,415)

$

(19,833)

$

8,515

The income tax effect of the significant components of the Company’s future tax assets and liabilities is as follows:

Future tax assets

December

August

August

August

31, 2005

31,2005

31, 2004

31, 2003

Net non-capital loss carryforwards

$

122,050

$

70,771

$

13,300

$

0

Share issue costs

0

0

7,900

0

Total gross future tax assets

122,050

70,771

21,200

0

Less: valuation allowance

(122,050)

(70,771)

(21,200)

0

Net future tax asset

$

0

$

0

$

0

$

0

Future tax liabilities

Carrying value of intangible assets in excess of tax value

$

32,254

$

38,670

$

76,600

$

0

Carrying value of capital assets in excess of tax value

(29,638)

2,215

3,700

0

$

2,616

$

40,885

$

80,300

$

0

In assessing the valuation of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies.

Due to the Company's accumulated deficit and current stage of operations, the Company believes there is significant uncertainty over the amount of and timing when non-capital losses may be claimed against future taxable income.  Consequently, a valuation allowance has been provided against the value of the future tax asset.  The valuation allowance is reviewed periodically and when and if the more likely than not criterion is met for accounting. purposes, the valuation allowance will be adjusted by a credit or charge to earnings in that period.

1.

Income taxes (continued)

The Company has non-capital losses carried forward for income tax purposes in the amount of approximately $692,000 at December 31, 2005 that may be applied against future taxable income.  The losses begin to expire in 2011.  The potential benefits relating to these amounts have not been recognized in the financial statements.

16.

Related party transactions

The amounts due to the shareholders are non-interest bearing, unsecured and due on demand.

The Company periodically borrows funds from a director.  As at December 31, 2005, there were no terms for the repayment of this loan and as such, the Company has classified this loan as a current liability.

Effective January 1st, 2004, KCP acquired from a group of individuals, one of whom was Mr. Ken Pearson, an Insider of KCP, a computer modeling system to analyze the underground formations that contain natural gas and oil.  Consideration consisted of 14,966,270 KCP Shares, and Mr. Pearson received certain of those shares.  As Mr. Pearson was an Insider of KCP, the acquisition of the PID Technology was considered a Non-Arm’s Length

On June 14, 2004,KCP acquired all of the issued and outstanding shares of Zone Technology.  Mr. Pearson director and officer of KCP, received a total of 869,444 KCP shares pursuant to the acquisition.

On January 28, 2004, the Company appointed a Director who is an employee of one of the Company's customers.  During the year ended August 31, 2005, the Company earned approximately $97,000 of revenues from this customer in the normal course of operations.  The transactions have been recorded at the exchange amount.

On August 8, 2005 Capital Reserve Canada Ltd. indirectly acquired 78.2% of the issued and outstanding shares of KCP and issued issued a total of 7,585,814 Class A common shares to Ken Pearson, director and officer  of KCP and 4,000,000 Class A common shares to 966358 Alberta Ltd., a company of which Mr. James Baker, a director and officer of Capital Reserve Canada,  is the controlling shareholder.  The 4,000,000 Class A common shares were later transferred to Projex Corporation.

On November 23, 2005, Capital Reserve Canada Ltd. issued a total of 500,000 Class A common shares to Sunnybank Investments Ltd., company controlled by a director of KCP and Capital Reserve Canada Ltd. and 1,000,000 shares to Ken Pearson, a director and officer of KCP and Capital Reserve Canada Ltd.

During the four months period ended December 31, 2005, the Company paid a shareholder, director and officer $20,000 (2005 - $63,880, 2004 - $43,976) in consulting fees which are included in general and administrative expenses.

During the four months period ended December 31, 2005, the Company paid a shareholder director and officer $32,000 (2005 - $108,000) in salaries and wages which are included in general and administrative expenses.   The Company also paid the wife of a shareholder, director and officer $12,000 (2005 - $33,000) in salaries and wages for office manager and secretarial work which are included in general and administrative expenses.

17.

Commitment

The Company leases shop and office space under operating leases.  The future office and shop lease payments in each of the next three years are as follows:

2006

$

28,000

2007

42,000

2008

5,250

18.

Financial instruments

Credit risk

The Company's sales are to customers in the oil and gas industry, which results in a concentration of credit risk.  The Company generally extends unsecured credit to these customers, and therefore the collection of receivables may be affected by changes in economic or other conditions and may accordingly impact the Company's overall credit risk.  Management believes the risk is mitigated by size, reputation and diversified nature of the companies to which the Company extends credit.  At December 31, 2005 one customer accounts for about 15% ( 2005, four customers account for 60%; 2004 two customers account for 94%) of the accounts receivable.

Interest rate risk

The Company is exposed to interest rate risk to the extent that it has bank indebtedness that carries a variable rate of interest.  Notwithstanding this, unless otherwise indicated, it is management's opinion that the Company's exposure to interest rate risk arising from these financial instruments is insignificant.

Fair value of financial assets and liabilities

The Company has estimated the fair value of its financial instruments, which include cash and cash equivalents, cash-restricted, term deposit, accounts receivable, bank indebtedness, accounts payable, accrued liabilities, due to shareholder and long-term debt.  The Company used valuation methodologies and market information available at December 31, 2005 and has determined that the carrying amounts of such financial instruments approximate fair value in all cases.

Significant customers

During the four months period  ended December 30, 2005,  only one customer provided more than 10% of the Company's total revenues representing 15% of revenues for the period. In management's opinion, the future viability of the Company is not dependent upon any one of these major customers.

Change of year end date

KCP Innovative Services Inc. changed its year end date from August 31 to December 31, to have the same year end as Capital Reserve Canada Ltd., its parent company.

19.

Segmented information

The Company operates in one geographic segment within one industry segment.  Oilfield services are provided in Canada.

1.

Subsequent Events

On February 3rd, 2006, the Company issued a further 4,834,300 shares of Class A common stock for the remaining 21.8% of the shares of KCP Innovative Services Inc. and Capital Reserve Canada Projects Ltd. effected an amalgamation with KCP Innovative Services Inc.(“KCP”) with KCP the surviving entity.  KCP is now a wholly owned subsidiary of the Company.

On February 15, 2006, the Company received notification of the conversion of the remaining balance of the convertible loans in the amount of $226,065US and issued a total of 4,521,307 Class A common shares.  This was full and final settlement of all of the outstanding debt under the convertible notes.

On June 16, 2006, amended July 5, 2006 the Company entered into an agreement to acquire all of the major assets of Southbend Power Ltd., which include a water diversion permit, 147 acres of surface rights with a water pumping station, and certain mineral rights, in exchange for 13,200,000 Class A common shares of the Company.  Share certificates have been issued for the 13,200,000 shares, but these are held in trust pending  completion of due diligence and closing.  There is no cash being considered in the agreement.  The shares were valued at .50 USD at the time of the Letter of Intent. The Company is undertaking due diligence on this acquisition at the time of this report and the estimated closing date is on or before July 28, 2006. The Company established a new subsidiary, Two Hills Environmental Inc, to acquire these assets.