Form 20-F
period 2006-12-31
CAPITAL RESERVE CANADA LTD
filed 2007-06-21
CIK 1230622

UNITED STATES
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

     [] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

     [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the fiscal year ended December 31, 2006

                                       OR

     [] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from              to

                                       OR

     [] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             Date of event requiring this shell commpany report:

             For the transition period from _________________ to _______________


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

                                4304 - 76 Avenue
                            Edmonton, Alberta T6B 2K3
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

   Title of each class              Name of each exchange on which registered

  Class A Common Stock

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                      None
 ---------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      None
 ---------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's capital or common stock as of the close of the period covered by the annual report:

            58,396,421 Class A common shares as of December 31, 2006.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [ ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934.    [ ] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.      [X]Yes [  ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

---------------------------  ---------------------  --------------------------
Large accelerated filer  []  Accelerated filer  []  Non-accelerated filer  [X]
---------------------------  ---------------------  --------------------------

Indicate by check mark which financial statement item the registrant has elected to follow. [] Item 17 [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [ ] Yes [X] No

                        --------------------------------

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan
confirmed by a court.    [] Yes [] No

                                TABLE OF CONTENTS

PART I   .....................................................................2

      Item 1.  Identity of Directors, Senior Management and Advisors..........2

      Item 2.  Offer Statistics and Expected Timetable........................2

      Item 3.  Key Information   .............................................2

      Item 4.  Information on the Company.....................................8

      Item 5.  Operating and Financial Review and Prospects...................15

      Item 6.  Directors, Senior Management and Employees.....................18

      Item 7.  Major Shareholders and Related Party Transaction...............21

      Item 8.  Financial Information..........................................23

      Item 9.  The Offering and Listing  .....................................23

      Item 10. Additional Information.........................................23

      Item 11. Quantitative and Qualitative Disclosures about Market Risk.....28

      Item 12. Description of Securities Other than Equity Securities.........28

PART II.......................................................................28

      Item 13. Defaults, Dividends Arrearages and Delinquencies...............28

      Item 14. Material Modifications to the Rights of Security Holders
                and use of proceeds...........................................28

      Item 15. Controls and Procedures   .....................................28

      Item 16A.  Audit Committee financial Expert.............................29

      Item 16B.  Code of Ethics...............................................29

      Item 16C.  Principal Accountant Fees and Services.......................29

      Item 16D.  Exemptions from the Listing Standards for Audit Committees...29


PART III......................................................................29

      Item 17. Financial Statements...........................................29

      Item 18. Financial Statements...........................................29

      Item 19.  Exhibits......................................................30

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

The host country is the United States of America and therefore the Company provides disclosure of the exchange rate between its financial reporting currency which is in Canadian dollars and United States dollars ("US$") of the host country based upon the exchange rate in effect at the end of the month or of the calendar year to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the noon buying rate for United States dollars from the Bank of Canada (the "Noon Buying Rate"). These translations should not be construed as representations that the Canadian dollar amounts actually represent such U.S. dollar amounts or that Canadian dollars could be converted into U.S. dollars at the rate indicated or at any other rate. The Noon Buying Rate at the end of each of the five years ended December 31, the average of the Noon Buying Rates on the last day of each month during each of such fiscal years and the high and low Noon Buying Rate for each of such fiscal year's were as follows:

--------------------------- --------- ----------------- ----------------- ----------------- -----------------
                              2002          2003              2004              2005              2006
                               $             $                 $                 $                 $
--------------------------- --------- ----------------- ----------------- ----------------- -----------------
--------------------------- --------- ----------------- ----------------- ----------------- -----------------
At the end of period          0.63          0.77              0.83             0.858             0.862
--------------------------- --------- ----------------- ----------------- ----------------- -----------------
--------------------------- --------- ----------------- ----------------- ----------------- -----------------
Average for period            0.64          0.72              0.77             0.825             0.882
--------------------------- --------- ----------------- ----------------- ----------------- -----------------
--------------------------- --------- ----------------- ----------------- ----------------- -----------------
High for period               0.66          0.77              0.85             0.869             0.909
--------------------------- --------- ----------------- ----------------- ----------------- -----------------
--------------------------- --------- ----------------- ----------------- ----------------- -----------------
Low for period                0.62          0.64              0.72             0.787             0.853
--------------------------- --------- ----------------- ----------------- ----------------- -----------------


Following is a table of the Noon Buying Rates on the last day of each month for the four months ended April 30, 2007:

--------------------------- --------- ----------------- ----------------- -----------------
                            January       February           March             April
--------------------------- --------- ----------------- ----------------- -----------------
--------------------------- --------- ----------------- ----------------- -----------------
At the end of period         0.847         0.855             0.867             0.904
--------------------------- --------- ----------------- ----------------- -----------------
--------------------------- --------- ----------------- ----------------- -----------------
Average for period           0.851         0.854             0.856             0.881
--------------------------- --------- ----------------- ----------------- -----------------
--------------------------- --------- ----------------- ----------------- -----------------
High for period              0.858         0.863             0.867             0.904
--------------------------- --------- ----------------- ----------------- -----------------
--------------------------- --------- ----------------- ----------------- -----------------
Low for period               0.846         0.844             0.847             0.863
--------------------------- --------- ----------------- ----------------- -----------------

The Noon Buying Rate as at May 9th, 2007 was 0.904

Change of Control

On August 8, 2005, the Company acquired 78.2% of KCP Innovative Services Inc. for the issuance of 17,335,814 Class A common shares of the Company bringing the total number of Class A shares issued and outstanding at that time to 19,335,814. This effected a change in control of the Company. Based on the acquisition of the controlling interest in KCP Innovative Services Inc. as of August 8, 2005, and reverse merger accounting applied to the transaction, the following financial information reflects the financial information of KCP Innovative Services Inc. for the fiscal years ended August 31, 2002 to December 31, 2006. KCP Innovative Services, Inc. changed its fiscal year end to the fiscal year end of the Company which is December 31st.

--------------------- ------------ -------------- -------------- -------------- -------------- --------------
Year End                Aug 31        Aug 31         Aug 31         Aug 31         Dec 31         Dec 31
                         2002          2003           2004           2005           2005           2006
                                                                                 (4 months)
--------------------- ------------ -------------- -------------- -------------- -------------- --------------
--------------------- ------------ -------------- -------------- -------------- -------------- --------------
                          CAD           CAD            CAD            CAD            CAD            CAD
--------------------- ------------ -------------- -------------- -------------- -------------- --------------
--------------------- ------------ -------------- -------------- -------------- -------------- --------------
Operating Revenues      129,377       420,314        380,606        933,441        355,017       1,714,925
--------------------- ------------ -------------- -------------- -------------- -------------- --------------
--------------------- ------------ -------------- -------------- -------------- -------------- --------------
Income (loss) from      15,787        47,304        (197,917)      (862,266)      (399,830)      (188,745)
Operations
--------------------- ------------ -------------- -------------- -------------- -------------- --------------
--------------------- ------------ -------------- -------------- -------------- -------------- --------------
Net Income (loss)       15,787        38,789        (178,084)      (822,851)      (330,069)      (188,745)
--------------------- ------------ -------------- -------------- -------------- -------------- --------------
--------------------- ------------ -------------- -------------- -------------- -------------- --------------
Net Income (loss)        .001          .002          (.008)         (.037)         (.015)         (.004)
from Operations Per
Share
--------------------- ------------ -------------- -------------- -------------- -------------- --------------
--------------------- ------------ -------------- -------------- -------------- -------------- --------------
Total Assets            81,637        151,820       2,484,614      2,003,032      1,698,171      7,128,648
--------------------- ------------ -------------- -------------- -------------- -------------- --------------
--------------------- ------------ -------------- -------------- -------------- -------------- --------------
Net Assets              24,279        63,068        2,048,488       291,726        883,308       5,818,271
--------------------- ------------ -------------- -------------- -------------- -------------- --------------
--------------------- ------------ -------------- -------------- -------------- -------------- --------------
Capital Stock          2,320,783     2,320,783      2,320,783      2,320,783      3,242,434      8,381,142
--------------------- ------------ -------------- -------------- -------------- -------------- --------------
--------------------- ------------ -------------- -------------- -------------- -------------- --------------
Number of Shares      17,335,814    17,335,814     17,335,814     19,335,814     34,810,814     58,396,421
--------------------- ------------ -------------- -------------- -------------- -------------- --------------

CAPITALIZATION AND INDEBTEDNESS

Not Applicable

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

RISK FACTORS

Our business will be subject to numerous risk factors, as more particularly described below.

Our business operations are speculative. The failure of our plans could ultimately force us to reduce or suspend operations and even liquidate our assets and wind-up and dissolve our company.

Our shares should be considered highly speculative due to the proposed nature of our business and the current stage of our development. Certain information set out in this annual report includes or is based upon expectations, estimates, projections or other "forward looking information". Such forward-looking information includes projections or estimates made by us and our management as to our future business operations. While statements concerning forward looking information, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost certainly vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. See "cautionary statement concerning forward - looking information".

A significant or prolonged decrease in oil and natural gas prices will seriously and negatively impact our business plans and operations.

Our revenues are dependent on the expenditures of oil and gas companies. The demand for our tools and services are primarily influenced by current and anticipated commodity prices, particularly oil and natural gas prices. Weakness in commodity prices may cause our customers to reduce their capital and operating expenditures as weaker commodity prices result in fewer wells being drilled. Other factors that may affect demand for our tools and services include:

o The level of development, exploration and production activity of, and corresponding spending by, energy and resource companies, which in turn is affected by conditions such as weather conditions, and seasonality, government regulation of energy and resource companies, and
o        Conditions in the worldwide energy and resources industry.

Periods of diminished or weakened demand for our tools and services may occur in the future. In light of these factors, historical operating results may not be indicative of our future performance. In addition, reductions in commodity prices can result in a reduction in the trading prices and value of our securities, even if the reduction in commodity prices does not affect our business generally.

Seasonality may affect our performance.

In general, the level of activity in the oilfield service industry is influenced by seasonal weather patterns. Wet weather and the spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Additionally, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the drilling sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in the activity levels of exploration and production companies and corresponding declines in the demand for our tools and services.

We may be unable to continue as a going concern if we are unable to raise additional capital.

The cost associated with further development of our business and our ability to generate revenue will depend on a variety of factors, including our ability to meet our development schedule and customer needs, changes in technology, and the availability of additional funds that may be required to advance and expand our business. Additional funds, whether through additional equity financing, debt financing or other sources, may not be available on terms acceptable to us or at all, or may result in significant dilution to our shareholders and/or a change of control of the Company. The inability to obtain additional funds may have a material adverse affect on our business, results of operations, and financial condition.

There is no guarantee that we will generate profit. We have incurred losses and anticipate losses will continue. This could have an impact on shareholders' investments in our common stock.

Our business is capital intensive and we have no history of profit. Accordingly, there can be no assurance that our future business activities will be profitable. We have incurred costs to develop and enhance our tools and services, to establish strategic relationships and to build an administrative organization. Our ability to operate profitably and generate positive cash flow in the future will be affected by a variety of factors, including our ability to further develop and test our technology on schedule and on budget, the pace of our entry into our target markets, consumer acceptance of our products, the intensity of the competition experienced by us, the availability of additional capital to pursue our business plans, including development of new products. An inability to generate sufficient funds from operations will have a materially adverse affect on our business, results of operations and financial condition.

Our ability to grow our business and meet our commitments to our customers is dependent upon the availability of suppliers upon which we rely.

We will have to rely on suppliers for additional gauges, trucks and equipment in order to expand, or to replace existing equipment. The availability of suppliers could affect our ability to expand or to meet our commitment to existing customers.

We are in an early stage of development and there are no guarantees that we will be able to achieve our business objectives. This may have a material adverse impact on our business and ability to continue as a going concern.

Our business prospects are subject to all of the risks inherent to a new business. There can be no assurance that we will obtain market acceptance as contemplated in our business objectives and any failure to sell our products or services may have a material adverse effect on our business, results of operations, and financial condition.

The industry in which we operate is marked by rapid technological change. Our inability to adapt to such change(s) may have a material adverse impact on our business and ability to continue as a going concern.

Our Industry is subject to rapid change, and any inability on our part to adapt to such change may have an adverse affect on our business, results of operations and financial condition. The effect of new developments and technological changes on the business sector in which we will compete cannot be predicted. Our failure to adapt to any of the above could have a material adverse effect on our business, results of operations, and financial condition.

We compete directly with independent, technology-driven services companies. Our inability to effectively compete with these companies could have a material adverse impact on our business.

We expect to face significant competition from other organizations and there can be no assurance that we will be able to compete effectively in our target markets. In addition, new technologies may emerge that are competitive with our tools and services. Advances in measurement tools as well as changes in the market place and the regulatory and legislative environment are constantly occurring and any such change could have a material adverse impact on us. We expect that competition will intensify in the future, as our tools and services, and the opportunities presented thereby, become better known.

There is continual need for innovative solutions. Our ability to develop new solutions or refine our existing solutions could have a material adverse impact on our business.

To achieve our business objectives and obtain market share and profitability, we will need to continually research, develop and refine our tools and services. Many factors may limit our ability to develop and refine existing tools and services. We may also be exposed to marketplace resistance to new tools and services. Any failure to develop or refine our existing tools and services, or create new tools or offer new services could have a material adverse effect on our business, results of operations, and financial conditions.

Our failure to protect our intellectual property could have a material adverse impact on our business.

Our success will be largely dependent upon our ability to protect our proprietary technology. We rely upon copyright law and trade secrets to protect our intellectual property. We have not, to date, applied for or obtained any patents or trademarks to protect our intellectual property. Where appropriate, we also enter into non -disclosure agreements with persons to whom we reveal proprietary information. Any failure to protect our intellectual property could have a material adverse effect on our business, results of operations, and financial condition.

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

A small number of shareholders own a significant number of our shares which could make it difficult for other investors to make changes in our operations or management, and therefore, shareholders would be subject to decisions made by management and the majority shareholders.

A significant number of our 58,396,421, outstanding shares are owned by four (4) shareholders, Messrs. Ken Pearson, James Baker, Steven Hoof and Fergus Ismond. In total, these shareholders own 20,090,644 share of the total amount of 58,366,421 shares outstanding, which is approximately 34%. These shareholders have the power to significantly influence our affairs and may be able to influence the outcome of matters required to be submitted to shareholders for approval, including the election of directors and the amendment of our articles of incorporation and bylaws. Conversely, it may be difficult for the remaining shareholders to influence the outcome of such matters.

Our business may attract uninsured liabilities which may have an adverse impact on us.

Our products are used in processes of production of oil and gas. Though it is unlikely that the products could cause damage, we may be subject to liability for property damage, personal injury or other hazards. We are insured in accordance with industry standards to address certain of these risks; however, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable. The payment of such uninsured liabilities would have an adverse effect on our business, results of operations and financial conditions.

There may be environmental liability from our services. In the event that losses or damages result from the operation of the assets that are not covered by the operator's insurance, these losses or damages would become a liability for us. It is possible that uncovered losses and damages could not be insured which could cause us to have to file for bankruptcy protection from the courts.

Our inability to effectively manage our planned growth could have a material adverse impact on our business.

Responding to consumer demands, expanding into other geographical markets and targeting growth in our business is likely to place significant strains on our administrative and operational resources and increased demands on our internal systems, procedures and controls. If we experience rapid acceptance of our technology, the need to manage such growth will add to the demands on our management, resource, systems, procedures and controls. There can be no assurance that our administrative infrastructure, systems, procedures and control will be adequate to support our operations or that our officers and personnel will be able to mange any significant expansion of operations. If we are unable to manage growth effectively, our business, operating results, and financial conditions will be materially adversely affected.

We are currently understaffed in our management. If our current essential officers left prior to securing their replacements, we would be left without adequate management and our business operations would cease.

We will be reliant upon company management personnel to anticipate and address consumer demands and hire technical employees and contractors to provide our service. There can be no assurance that qualified management or technical personnel will be available to us in the future. The success of our operations and activities will depend to a significant extent on the efforts and abilities of our management and technical personnel. The loss of services of any of our management or technical personnel could have a material adverse effect on our business, results of operations, and financial condition.

Our day-to-day management and operations are dependent on the expertise of Ken Pearson, our President. If Mr. Pearson were no longer able to provide services, our operations could be threatened.

Currently, we are dependent on the expertise of Ken Pearson, who has an in-depth knowledge of our technology and operations. He is also responsible for the day-to-day management of our wholly-owned subsidiary KCP. Our ability to operate would be severely curtailed if Mr. Pearson were to be unavailable.

Unpredictable events could cause fluctuations in our operating results which could cause unanticipated losses and adversely impact our business.

We expect to be exposed to significant fluctuations in operating results caused by many factors, including changes in the demand for our technology, the introduction of competing technologies, market acceptance of such enhancements or products, delays in the introduction of such enhancements or products, changes in our pricing policies or those of our competitors, the mix of services sold, foreign currency exchange rates and general economic conditions.

Our future operating results may fluctuate significantly depending upon a number of factors, including industry conditions, prices of oil and natural gas, rate of drilling success, rates of production from completed wells and the timing of capital expenditures. This variability makes it very difficult to predict when we might reach profitability and hence would have a serious impact on the value of investor's investment in our company. In addition, any failure or delay in the realization of expected cash flows from initial operating activates could limit our future ability to continue exploration and to participate in an economically attractive project.

The price of oil and natural gas is determined based on world demand and supply. It is impossible to predict future oil and natural gas price movements with any certainty, as they have historically been subject to wide fluctuations in response to a variety of market conditions, including relatively minor changes in the supply and demand for oil and natural gas, economic, political and regulatory developments, and competitions from other sources of energy.

Any extended or substantial decline in oil and natural gas prices would have a material adverse effect on our ability to negotiate favorable joint ventures with viable industry participants, our cash flow and our access to capital. Our business may be adversely impacted by the Kyoto Protocol and/or unforeseen changing government regulations.

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

Other government regulations are subject to change at any time and are beyond our control.

US investors face the risk that their investment may be subject to special US federal income tax rules.

For any of our taxable years, if at least seventy-five percent (75%) of our gross income is "Passive income" (as defined in the Internal Revenue Code of 1986, as amended (the "Code")), or if at least fifty percent (50%) of our assets, by average fair market value, are assets that produce or are held for the production of passive income, we will be a Passive Foreign Investment Corporation ("PFIC").

If we are a PFIC for any taxable year during which an individual who is a citizen or resident of the United States or a domestic corporation (a "US Taxpayer") owns any common stock, the US Taxpayer will be subject to US federal income tax rules, set forth in Sections 1291 to 1297 of the Code, with respect to all of such US Taxpayers' common stock. For example, gifts and exchanges pursuant to corporate reorganizations and use of the common stock as security for a loan may be treated as a taxable disposition, and a stepped-up basis upon the death of such US Taxpayer may be not available. Furthermore, in the absence of an election by such US Taxpayer to treat us as a "qualified electing fund" (the "QEF election"), as discussed below, the US Taxpayer would be required to
(i) report any gain on disposition of any common stock as ordinary income rather than capital gain, (ii) to compute the tax liability on such gain and on certain distributions as if the share had been earned pro rata over the US Taxpayer's holding period (or a certain portion thereof) for the common stock, and (iii) would be subject to the highest ordinary income tax rate for each taxable year of the US Taxpayer in which the shares were treated as having been earned. Such US Taxpayer would also be liable for interest (which may be non-deductible by certain US Taxpayers) on the foregoing tax liability as if such liability had been due with respect to each prior year.

US Taxpayers are strongly urged to consult his or her own tax advisor in this regard.

The foregoing discussion of United States taxation is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax consequences of receiving dividends from us or disposing of their common stock, and thus, any investment in our common stock could be illiquid for an indefinite period of time.

You should not expect to receive dividends on your investment.

We have never paid any cash dividends on shares of our capital stock, and we do not anticipate that we will pay any dividends in the foreseeable future. Our current business plan is to retain any future earnings to finance the expansion of our business. Any further determination to pay cash dividends will be at the discretion of our board of directors, and will be dependent upon our financial conditions, results of operations, capital requirements and other factors as our board of directors may deem relevant at that time.

Our business may be adversely impacted by unforeseen changes in environmental and safety requirements.

Environmental and safety regulations are extensive in the industry and subject to change at any time. This may affect the development of our business. These matters are more completely described in Item 4 of this document.

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Capital Reserve Canada Limited ("Capital Canada," the "Company", "we", "us" or "our") was incorporated on December 8th, 1999 as a private corporation under the Business Corporations Act (Alberta, Canada). On January 15, 2003, we amended our articles of incorporation to enable us to be a public company under the laws of the Province of Alberta. On May 28, 2003, we amended our Articles of Incorporation to forward split issued and outstanding shares of class A common stock on the basis of 2000 shares for every one (1) share held. From the date of incorporation to November 1, 2004, we were a wholly owned subsidiary of FACT Corporation. On November 1, 2004, FACT Corporation distributed our shares to the FACT Corporation's shareholders and to a creditor and we ceased to be a subsidiary of FACT Corporation.

Our principal place of business is located at 4304-76 Ave., Edmonton, Alberta, T6B 2K3. Our telephone number is 780-428-6026.

On July 1, 2005, we entered in two (2) convertible loan agreements with FACT Corporation in the principal amount of $533,527 USD and $152,997 CDN (approx $126,222USD). The loan agreements were to mature on June 30, 2007 and interest calculated at US prime plus one percent (1%). The loans were converted into our Class A common shares at $0.05 USD per share. On November 22, 2005, FACT Corporation advised us that it had assigned all of its rights and interest in the convertible loan agreements. On November 23, 2005, we received notice of election to convert a total of $772,550 USD owing for interest and principal and issued a total of 15,451,000 Class A common shares pursuant to the conversion. Also, on November 23, 2005, 24,000 Class A common shares were issued when options were exercised. On February 15, 2006, we received notification of the conversion of the remaining balance of the convertible loans in the amount of $226,065 USD and issued a total of 4,521,307 Class A common shares. This constituted full and final settlement of all outstanding debt under the convertible notes.

On August 2, 2005, we incorporated a wholly owned subsidiary, Capital Reserve Canada Projects Ltd., to effect the acquisition of an operating business in the oil and gas services industry. On August 8, 2005, we issued a total of 17,335,814 of our Class A common shares and Capital Reserve Canada Projects Ltd. acquired a 78.2% interest in KCP Innovative Services Inc. ("KCP"). After this issuance, we had a total of 19,335,814 Class A common shares outstanding which resulted in a change in control of the Company. On February 3, 2006, we issued an additional 4,834,300 shares of Class A common stock for the remaining 21.8% of the shares of KCP and Capital Reserve Canada Projects Ltd. This effected an amalgamation with KCP, with KCP being the surviving entity. KCP is now a wholly owned subsidiary of us. All of our operations are currently carried on by KCP. As all of our operations are undertaken by KCP, management has applied reverse merger accounting for the reporting of financial information. Unless otherwise stated, all of the financial information included in this annual report is the financial information of KCP, our wholly owned subsidiary, except for the shareholders' equity which includes information for both us and KCP.

On June 13, 2006, we incorporated Two Hills Environmental Inc. in the Province of Alberta, Canada as a wholly owned subsidiary to acquire the assets of Southbend Power Ltd. ("Southbend"). On June 16, 2006, and then as amended on July 5, 2006, Two Hills Environmental Inc. and Southbend entered into an asset purchase agreement for the purpose of acquiring a water diversion permit, 147 acres of surface rights with water pumping station, and certain mineral rights from Southbend, in exchange for 13,200,000 of our Class A common restricted shares.

On August 11, 2006, we, through a newly formed subsidiary, Suncone Technologies Ltd ("SUN"), entered into an agreement with Southbend whereby Southbend agreed to sell to SUN an Infratronic Soil Sterilization Unit for $50,000 on the condition that the unit passed a start-up and operational test to the sole satisfaction of SUN no later than September 30, 2006. This was later extended to November 30, 2006 after which the contract was cancelled by SUN. Southbend was given until March 31, 2007 to repay the $50,000. On December 11, 2006, both parties agreed to apply the $50,000 against work done by Southbend on the Two Hills site. This work consisted of cleaning debris from the Two Hills site. SUN was subsequently dissolved on Dec 18, 2006.

On October 20, 2006, we purchased salt rights to about four (4) sections of adjacent land from Rich Resources Investment Ltd. in exchange for 1,000,000 of our Class A common restricted shares.

Principal Capital Expenditures and Divestitures

The financial statements presented in this annual report relate to our consolidated operations of our wholly owned subsidiaries, KCP and Two Hills Environmental Inc. We have included the information as to capital expenditures and divestitures in this section.

We were previously in the oil and gas industry by way of the ownership of certain producing and non-producing oil and gas properties. On May 15, 2003, we sold certain oil and gas producing properties to Hornet Energy Ltd. for $150,000.00 CDN or approximately $113,920 USD. The funds received paid off certain loans with Alberta Treasury Branches in full, funded the drilling of an exploration well in Montana and paid down a total of $57,526 USD of debt with FACT Corporation.

On June 10, 2003, we executed an agreement with FACT Corporation and Terra Nostra Technology Ltd. whereby we acquired an interest in certain oil and gas leases held in Rosebud and Garfield Counties, Montana for $10,000 USD. As part of such agreement, we also took ownership of small producing oil and gas wells in Colorado, known as the Kejr leases. We expended a total of $6,181 for the drilling of an exploration well on the Montana leases during July, 2003. The well was a dry hole. Our management determined to divest itself of the Kejr leases and the Montana leases. On December 23, 2004 we entered into an agreement with Stone Canyon Resources Inc. ("Stone Canyon") whereby we transferred to Stone Canyon all rights and interest in and to the Kejr and Montana leases in exchange for Stone Canyon assuming all current liabilities and any future liabilities for the Kejr and Montana leases.

Effective January 1, 2004, KCP acquired from a group of individuals a computer modeling system to analyze the underground formations that contain natural gas and oil by way of the issuance of a total of 14,966,270 common shares of KCP.

On June 11, 2004, KCP acquired 100% of the issued and outstanding shares of Zone Technologies Ltd. ("Zone") from an existing shareholder and an unrelated party. Consideration for the acquisition was $782,500 which was paid by the way of 1,294,444 shares of KCP and $200,000 cash.

---------------------------- -------------------------- -------------------------- --------------------------
Vendor                       Percent Ownership          Cash Consideration         Share Consideration
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Darren Klassen               50%                        $200,000                   425,000 KCP Shares
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Ken Pearson                  50%                         -                         869,444 KCP Shares
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Total                        100%                       $200,000                   1,294,444 KCP Shares
---------------------------- -------------------------- -------------------------- --------------------------

On September 26, 2005, Zone Technologies Ltd. was dissolved and the assets were transferred directly to KCP.

During February and March 2005, KCP purchased two Slick Line Units at a cost of approximately $650,000 for use in operation.

On June 13, 2006, we incorporated Two Hills Environmental Inc. in the Province of Alberta, Canada as a wholly owned subsidiary to acquire the assets of Southbend Powers Ltd. On June 16, 2006, Two Hills Environmental Inc. and Southbend entered into an asset purchase agreement for the purchase of acquiring certain surface and mineral rights from Southbend in exchange for 13,200,000 of our Class A common restricted shares.

On October 20, 2006, we purchased salt rights from Rich Resources Investments Ltd. for 1,000,000 of our Class A common restricted shares.

Principal Capital Expenditures and Divestitures in Progress

Not Applicable

BUSINESS OVERVIEW

We are an Alberta, Canada Corporation formed in December 1999 to locate and acquire producing oil and gas assets in Canada. We disposed of our Canadian oil and gas production on May 15, 2003, which consisted of a five percent (5%) interest in an Alberta field. We divested of our interests in oil and gas exploration and development leases in Montana and a producing oil and gas property located in Colorado effective as of December 1, 2004. On August 12, 2005, we acquired a controlling interest in KCP, an oil and gas services company, and we acquired a further interest in KCP on February 3, 2006, making KCP our wholly owned subsidiary. All of our operations are presently undertaken by KCP. On June 13, 2006, we acquired the assets of Southbend to assist the oil and gas industry with problem waste and to provide underground storage.

Operations and Principal Activities

Since August 2000, we have been operating in the oil and gas services industry. All of our present business is conducted in Alberta, Canada through wholly owned subsidiaries KCP and Two Hills Environmental Inc. ("Two Hills")

KCP is a corporation that develops tools for, and provides services using such tools to, businesses engaged in the exploration for energy. Specifically, KCP's tools are used for measuring the flow and quantity of production of oil and gas wells. KCP's measurement tools are used by oil and gas companies to measure pressure and temperature of a well, which enables improved production information on development life to assist the Alberta Energy and Utilities Board to determine royalty payments and gas reserves.

For the three (3) fiscal years ending 2004, 2005 and 2006, about ninety-four percent (94%) of our business was from the application of KCP's perforation inflow diagnostics ("PID") technology.

KCP commenced operations in 2001. KCP was formed by Mr. Ken Pearson to develop measurement tools with Mr. Pearson himself researching, developing and deploying services using such tools. On January 1, 2004, KCP changed its size from a single operator to a larger operation, to take advantage of the opportunities Mr. Pearson identified in the market. KCP grew its management team adding Mr. Baker and sought an experienced Board of Directors adding Messrs. Getty, Baker and Hawkes. KCP refined its business plan and moved ahead with private placements to raise capital for operations.

TOOLS AND SERVICES

Services

KCP provides services to oilfield operators. KCP's primary service uses a number of proprietary processes as well as proprietary equipment. As described below, the various measurement services offered by KCP are provided directly at client well sites by a crew of one (1) or two (2) KCP employees or contractors. Crews are primarily made up of KCP employees, but KCP also contracts out certain services to wire line companies in the area of a particular client well site. Provision of KCP's services to clients requires specialized staff with knowledge of the oilfield services industry and KCP's technology. Basic wire line knowledge and basic computer knowledge are required, with further training on KCP's services provided by KCP.

KCP's primary tools are as follows:

Perforation Inflow Diagnostics ("PID")

PID testing is comprised of a set of tools and processes that determine the permeability, skin, reservoir pressure, and gas and liquid inflow during a perforating operation to the well site. Perforating is used to help determine the size and viability of the well. Memory gauges are dropped from the surface on a perforating drop bar using an electric line to convey the data. The electric line conveys the data to a surface recorder at the well head so that information of the well inflow may be evaluated by the user at the time of the perforation. This information comes from an analysis of the data from the memory gauges using KCP's proprietary software. The results are available in graphic form, helping the user determine if the well is viable, and, if viable, which drilling methodology should be used. Management of KCP believes that PID gives more accurate measurement of pressure and temperature, and therefore better production of the well, than traditional analysis. Neither the PID process nor the tools and gauges are used in the process currently offered by KCP's competitors. This product is targeted at all producers of natural gas. No material regulatory approvals or documentations are required for KCP to achieve its business objectives with respect to this product.

PID testing is achieved with two in-house PID slick line units, one drop spool unit and by renting slickline trucks as required. Since the two PID Slickline units were not available until March 29, 2005, most of KCP's revenue for the first half of fiscal year 2005 was generated by KCP's drop spool unit and by renting Slickline trucks as required. PID testing has created most of the revenue.

Ninety four percent (94%) of sales in fiscal year 2006 were generated in the PID market.

Injection Technology

Coal Bed Methane ("CBM") is a gas found in coal seams and is produced and sold as natural gas. Coal beds, however, offer different challenges since they tend to be saturated with water and the pressure tends to be much lower than in natural gas wells. However, the water pressure is sufficient enough to hold the CBM in solution and, once the pressure is reduced, CBM separates from the water and is able to be piped away.

The challenge is to depressurize the well without dewatering below the coal seam and running the risk of damaging the formation and preventing the recovery of more CBM. A great deal of care is therefore needed to help determine the profitability and achieve the production without damaging the well.

KCP's injection technology is used to determine the profitability of CBM deposits and is composed of both hardware and software technologies and is mounted in a trailer that is pulled by a pick-up truck. The unit injects fresh water into the underground formation to help open the coal beds. Once flow can be achieved, gauges then measure the flow rate for the methane gas. Since water has to be removed from the well first, this process helps determine whether the well will be profitable before the customer makes a significant investment in the well. KCP is presently unaware of any companies that provide a competing service to its injection technology. The technology is targeted to all producers of methane gas and is currently in the commercial production stage. No material regulator approvals or documentation are required for KCP to achieve its business objectives with respect to this product.

Vent Gas Analyzer

The Vent Gas Analyzer (Turbine Meter) is intended to assist with well abandonment by significantly reducing the time required to determine emissions to the atmosphere. It uses a turbine meter and deadweight to accurately calculate flow rates of gas to the atmosphere. This helps ensure that there are no emissions above the regulatory guidelines. Management of KCP believes that the process is more accurate and not as labor intensive as previous methods. The technology is proprietary to KCP and, to the knowledge of KCP; there is no utilized competitor in the industry that uses similar technology or products. This product will be targeted to all oil and gas exploration companies No material regulatory approvals or documentation are required for KCP to achieve its business objectives with respect to this product. Turbine Meter sales in 2006 amounted to about one percent (1%) of total sales.

Electronic Shut-In-Tool

The electronic-shut-in-tool is a programmable tool intended to measure pressure, volume and temperature for the purposes of determining the productivity of an existing well. Management of KCP believes that it is the only tool available to the industry that is programmable and has multi functions. It can be programmed to open and close at certain intervals as compared to conventional tools that are open or closed based on a fixed time. The programmable feature also allows the tool to automatically shut-in based on pressure. This allows the pressure to build up in the well, thus enhancing its life and production. The product is targeted to oil and gas companies. There are no sales to date and this tool is not scheduled to go into production until September 2007. No material regulatory approvals or documentation are required for KCP to achieve its business objectives with respect to this tool.

Principal markets

All of the operations of KCP are presently in the Province of Alberta, Canada. About ninety-four percent (94%) of total revenues of KCP are derived from the application of its PID technology. The other six percent (6%) of its total revenues are derived from its injection technology (5%) and Turbine Meter (1%).

Seasonality

The oil and gas industry as a whole is affected by seasonal variation. Wet weather can significantly impede the operations of players in all sectors of the industry. If exploration and development operations are impeded by wet weather or other seasonal weather conditions, it may be expected that sales of KCP's products and services will be negatively affected.

Market

KCP conducts its own marketing as follows:

KCP's sales strategy to date has been driven primarily by personal contacts with senior management. These contacts are derived from previous work projects. A number of supplemental marketing methods have been contemplated. These include referral fees, company brochures, exhibits at trade shows in Calgary, advertisements in industry magazines, and a company website. KCP may also employ a commissioned sales person or contact engineering offices at targeted companies by telephone. In addition to pursuing and securing new accounts, KCP plans to focus on widening existing accounts.

Market Competition

KCP's current market is the oil and gas industry in Alberta, Canada. This will also be the immediate target market for KCP's tools and services. On completion of its product development, it is anticipated that KCP will expand to the regional Western Canada market and eventually, if successful, the worldwide market.

KCP's prices are negotiated per job, depending on location, complexity, nature of the service and availability. Some jobs may require some design and investigation before proceeding. Rental of gauges over time is based on accepted rental rates in the industry. After sales service, maintenance and warranties are not a significant competitive factor in this market segment.

The oil and gas market continues to be strong. According to the Canadian Association of Petroleum Producers ("CAPP") website, it is estimated that 23,920 new wells were drilled in Canada in 2004. CAPP also believes that Canada has significant potential in emerging resources such as natural gas from CBM. KCP estimates that while approximately fifty percent (50%) of wells are suitable for measurement with KCP's products, only a small portion are customers. As production declines in Western Canada, management of KCP believes that KCP will maintain its growth, as customers will seek KCP's tools to enhance current production wells, and to reactivate abandoned wells. In addition, exploration and development companies require new data from all wells on an annual basis and will have a use for KCP's tools.

A number of businesses operate or have operated in the oil and gas measurement sector. Many of these no longer operate in the sector or have reorganized such that the measurement niche is no longer their core business. KCP's primary competitor in the field of oil and gas measurement is Lonkar Well Testing Ltd. ("Lonkar"). Management of KCP estimates that Lonkar is currently the largest service provider in the market for this type of service. Lonkar has, in addition to a dominant market share, a strong capital position. Management of KCP believes, however, that KCP has more advanced proprietary technology, and that this is a competitive advantage that will allow KCP to penetrate the market. It should be noted that since some of the market is currently untapped, it is possible that new competitors may enter the market. Management of KCP believes that its products and services are more advanced than those of its competition or any other potential competitor. Management of KCP intends to keep KCP at the technological forefront of the sector by continuous research and development and continuous improvements of existing products and services. Management of KCP believes that the dedication of KCP to continuous technological advancement will give it a competitive advantage.

Management of KCP further believes that market acceptance for KCP's tools and services are growing as its products become more frequently utilized. However, to date, no market testing or surveys have been carried out with respect to market acceptance of KCP's tools and services.

KCP's tools and services are not affected by any market controls or regulations directly. However, because KCP's clients and target clients, as exploration and drilling companies, are subject to regulatory control, it is anticipated that any future significant changes to the oil and gas regulatory scheme may have an indirect effect on KCP'S ability to market its products and services.

Problem Waste and Underground Storage

Our second subsidiary, Two Hills, owns approximately 147 acres of industrial land, salt rights, and a water diversion permit on the North Saskatchewan River, near Two Hills, Alberta, Canada.

The Two Hills property sits above the Lotsburg salt formation running along the eastern part of Alberta, Canada. Also, on the property are four (4) existing salt caverns that were capped some time ago. We believe that three (3) of these caverns are empty and have applied to the Energy and Utilities Board in Alberta, Canada for permission to commence operations on the site. At the date of this report, permission had not yet been granted. Caverns may be used for such things as carbon dioxide or natural gas storage. Once granted, we will be able to develop a comprehensive business plan for the site.

REGULATORY MATTERS AFFECTING OUR BUSINESS

Environment and Safety

Our operations will be subject to numerous federal, provincial and local laws and regulations relating to environmental protection. These laws and regulations govern, among other things, the amounts and types of substances and materials that may be released into the environment, the issuance of permits in connection with exploration, drilling and production activities, the release of emissions into the atmosphere, the discharge and disposition of generated waste materials, offshore oil and gas operations, the reclamation and abandonment of wells and facility sites and the remediation of contaminated sites. In addition, these laws and regulations may impose substantial liabilities for the failure to comply with them or for any contamination resulting from the operations associated with our assets. Laws and regulations protecting the environment have become more stringent in recent years, and may in certain circumstances impose "strict liability," rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may expose us to liability for the conduct of or conditions caused by others, or for our acts which were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our financial position and results of operations.

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

We take the issue of environmental stewardship very seriously and work diligently with our operators to ensure compliance with applicable environmental and safety rules and regulations. Compliance with such laws and regulations has not had a material effect on our operations or financial condition in the past. However, because environmental laws and regulations are becoming increasingly more stringent, there can be no assurances that such laws and regulations or any environmental law or regulation enacted in the future will not have a material effect on our operations or financial condition.

ORGANIZATIONAL STRUCTURE

Our subsidiaries, at December 31, 2006, were KCP and Two Hills. Both of these companies are incorporated pursuant to the laws of the Province of Alberta, Canada.


PROPERTY, PLANTS AND EQUIPMENT

Our principal corporate and administrative offices are located at 4304 - 76 Ave., Edmonton, Alberta, Canada.

Until June 1, 2006, this space was provided free of charge by LFC Corporation ("LFC"), one of our shareholders. On June 1, 2006, we agreed to pay LFC Corporation rent of $2000 per month which includes telephone, computers, photocopier, fax and reception. There is no formal rental agreement and the rental is a verbal agreement on a month-to-month basis and is cancelable at any time. We concluded our lease with LFC on December 31, 2006.

KCP leases 6,500 square feet of office space in Edmonton, Alberta, Canada at 4304-74 Ave, Edmonton, Alberta. The lease is a three (3) year term commencing on October 15, 2004 and expiring on October 14, 2007. The base rent is $3,500 per month net of taxes. Under the lease agreement, KCP is responsible for the costs of all utilities, property taxes and business taxes.

KCP has a financing agreement with Canadian Western Bank for $423,500 dated March 22, 2005 for the financing of two (2) PID trucks. The loan is a sixty (60) month term bearing interest at 6.375% per annum. The monthly payment is $8,313. The balance of the loan on May 18, 2007 was $250,955.


ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

The financial information as presented herein relates to our consolidated financial statements.

Pursuant to a share exchange agreement dated August 12, 2005, we indirectly, through our wholly owned subsidiary, Capital Reserve Projects Ltd., acquired a 78.2% interest in KCP. Because the shareholders of KCP became our controlling shareholders, this transaction was accounted for as a reverse merger whereby KCP is deemed to be the parent company and Capital Reserve Projects Ltd. is deemed to be the subsidiary company for accounting purposes. The financial statements of the combined entity are issued under our name, but are considered a continuation of the financial statements of KCP.

Prior to the fiscal year ended August 31, 2005, KCP changed its fiscal year end from August 31 to December 31. We have provided financial information for the transitional four (4) month period ended December 31, 2005 and for the fiscal years ended August 31, 2004, 2005 and December 31, 2006.

Comparison of 2006, 2005 and 2004

Revenues for the fiscal year ended December 31, 2006 were $1,714,925 and showed a substantial increase over revenues from the previous fiscal years ended August 31, 2005 of $933,441 and August 31, 2004 of $380,606. The increase in revenues for 2006 can be predominantly attributed to the availability of additional equipment for operations in KCP and increased marketing efforts of management. For the year ended December 31, 2006, we incurred operating losses of $188,745 as compared to operating losses of $862,266 for the fiscal year ended August 31, 2005 and operating losses of $197,917 for the fiscal year ended August 31, 2004. Cost of sales for the year ended December 31, 2006 increased to $846,090 from cost of sales of $605,370 and $186,501 for the fiscal years ended August 31, 2005 and 2004. This was mainly due to a corresponding increase in sales and from economies of scale of a larger business. Expenses for December 31, 2006 fell to $1,057,580 from August 31, 2005 expenses of $1,190,337 which had increased from $392,022 in 2004. Salaries and benefits increased to $236,671 in 2006 from $173,460 in 2005 and from $53,971 in 2004 due to the need to retain existing staff. General and administrative expenses increased to $530,381 in 2006 from $430,431 in 2005 and from $263,703 in 2004. This is due to higher administrative costs with higher sales, and a need to retain management and consulting services to maintain the public listing. Amortization decreased to $261,042 in 2006 from $553,924 in 2005 which increased from $68,113 in 2004. The large amount in 2005 was due to onetime write downs.

During the fiscal year ended August 31, 2005, KCP raised a total of $142,179 by way of a private placement of common shares and repaid a total of $70,000 to two
(2) investors pursuant to the cancellation of a private placement. During the fiscal period ended August 31, 2004, KCP raised a total of $1,619,505 by way of private placements of common shares.

During the fiscal year ended August 31, 2004, KCP issued a total of 14,966,270 common shares for the acquisition of technology. As the transaction did not result in a change in ownership, the transaction is recorded at the nominal carrying value of $1.00. Also, during the fiscal year ended August 31, 2004, KCP issued a total of 1,294,444 common shares for the purchase of Zone and paid cash consideration of $200,000. The transaction is valued at $782,500.

During fiscal year ended December 31, 2006, we issued 13,200,000 common shares in exchange for the assets of Southbend. This transaction was valued at $5,577,279. Also 1,000,000 of our common shares were issued to Rich Resource Investments. This transaction was valued at $134,400.

As at the four (4) month period reflected on the financial statements for the fiscal year ended December 31, 2005, we had revenues of $355,017. Costs of sales were $184,165. Expenses for the four (4) month period were $570,682 and were comprised of $54,358 for salaries and benefits, $279,027 for general and administrative, $229,154 for amortization and interest costs of $8,143. There are no comparable periods for 2004 as we effected a change in our fiscal year end.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Working Capital and Stockholders' Equity

As of December 31, 2006, we had positive working capital of $314,184 compared to $205,764 in December 31, 2005, and compared with positive working capital of $281,857 (August 31, 2005) and $1,091,370 (August 31, 2004). As of December 31,
2006, stockholders' equity was $5,818,269 compared to $883,308 in December 31, 2005, $291,726 (August 31, 2005) and $2,048,488 (August 31, 2004). Stockholders'
equity and KCP's working capital increased in 2006 mainly because of the acquisition of Southbend assets. It had decreased during 2005 due to the acquisition of additional equipment and increased expenses as KCP increased operations and undertook to become a public company.

Liquidity

We expect that we can meet our monthly overhead requirements from our current cash and cash equivalents for the next twelve months. We expect to be able to generate sufficient amounts of cash and cash equivalents, both in the short and long term, to maintain our capacity, meet our planned growth and development activities. Cash and cash equivalents are expected to come from offerings of the Company's securities to the public and sales of its subsidiaries' tools and services to its target customers.

Sources of Working Capital

During 2006, our primary sources of working capital have come from revenues generated from our operations in KCP. As at December 31, 2006, we had cash on hand of $391,528, term deposits of $21,259 and accounts receivable of $269,164.

Borrowings

KCP has an operating line of credit in the maximum amount of $95,000. Interest is charged monthly on the outstanding balance at the rate of Bank of Canada prime plus one percent (1%). As at December 31, 2006, the amount outstanding was $0.

KCP has a demand bank loan repayable over sixty (60) months maturing February 2010. The loan has monthly blended payments of principal and interest of $8,313. The interest rate on the loan is 6.375%. The loan is secured by two Sterling Slick Line units. The balance as at December 31, 2006 was $285,354.

Two Hills assumed a $50,000 (maximum) loan, and a lien of $800,000 from Southbend. The loan has monthly payments of interest and an interest rate of two percent (2%) per month and is due March 5, 2011. The balance of the loan on December 31, 2006 is $42,393.26. The lien may be converted to Class A common shares on or before July 1, 2008.

Neither we nor our subsidiaries are in arrears on the payment of interest or principal payments on borrowing. We are not, nor have we been during the fiscal year ended 2006, in default on any debt covenants.

Material Capital Commitments

KCP has taken delivery of the two (2) PID trucks. One was delivered on February 18, 2005 and the other was delivered on March 29, 2005.

KCP has arranged capital lease financing for the trucks totaling $494,614 including interest, of which $250,956 was still outstanding at May 18, 2007. The future commitments for these leases which commenced February 18, 2005, are included in the contractual obligations outlined above.

KCP leases space in Edmonton at 4304-74 Ave. The lease is for a period of three
(3) years commencing on October 14, 2004 at $3500 per month.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

KCP invests in research and development, not only to refine its existing products but to develop new products. KCP anticipates that one to five percent (1-5%) of revenues to the company will be used for research and development. KCP conducts its own research and development and it is anticipated that KCP will also conduct in-house research and development.

Two Hills conducted no research and development in 2006.

The Company has no patents and licenses.

TREND INFORMATION

We are not aware as of the filing of this annual report of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our financial condition.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

-------------------------------------------------------------------------------------------------------------------------
CAPITAL RESERVE CANADA
AS AT DECEMBER 31, 2006
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
-------------------------------------------------------------------------------------------------------------------------
--------------------------------------------- ---------------------------------------------------------------------------
                                                                        Payments due by period
--------------------------------------------- ---------------------------------------------------------------------------
--------------------------------------------- --------------- ---------------- ---------------- ---------- --------------
CONTRACTUAL OBLIGATIONS                           Total          Less than        1-3 years     3-5 years    More than
                                                                 one year                                     5 years
--------------------------------------------- --------------- ---------------- ---------------- ---------- --------------
--------------------------------------------- --------------- ---------------- ---------------- ---------- --------------
KCP Lease Obligations (Office Space)(1)               33,250           33,250                0          0              0
--------------------------------------------- --------------- ---------------- ---------------- ---------- --------------
--------------------------------------------- --------------- ---------------- ---------------- ---------- --------------
Purchase Obligations(2)                              285,354           83,998          201,356          0              0
--------------------------------------------- --------------- ---------------- ---------------- ---------- --------------
--------------------------------------------- --------------- ---------------- ---------------- ---------- --------------
Long Term Debt(3)                                     27,360            9,929           17,431          0              0
--------------------------------------------- --------------- ---------------- ---------------- ---------- --------------
--------------------------------------------- --------------- ---------------- ---------------- ---------- --------------
Two Hills BDC Loan(4)                                 52,567            8,868           43,699          0              0
--------------------------------------------- --------------- ---------------- ---------------- ---------- --------------
--------------------------------------------- --------------- ---------------- ---------------- ---------- --------------
Two Hills Lien (5)                                   800,000                0          800,000          0              0
--------------------------------------------- --------------- ---------------- ---------------- ---------- --------------
--------------------------------------------- --------------- ---------------- ---------------- ---------- --------------
Total                                              1,198,531          136,045        1,062,486          0              0
--------------------------------------------- --------------- ---------------- ---------------- ---------- --------------

(1) Based on rent of $3,500 per month net of any taxes or operating costs.
(2) Bank loan for the purchase of two (2) Sterling Slick line units blended monthly payments of $8,313.

(3) Vehicle loan with blended payments of $1,027.
(4) Per asset purchase agreement with Southbend, assuming interest only paid in the first year, balance by 2011. (5) Per asset purchase agreement with Southbend. Debt may be converted to shares before July 1, 2008.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the names and ages of our current directors and executive officers, the principal offices and positions held by each person and the date such person became a director or executive officer. Our executive officers are elected annually by our Board of Directors. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one (1) year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers, and no persons have been elected as a director or officer at the request of any shareholders, customers, suppliers or others.

------------------------------------- ----------------------------------- -----------------------------------
Name                                  Age                                 Title
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------
Donald Getty                          73                                  Chairman of the Board and Director
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------
Ken Pearson                           56                                  Director, President and CEO
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------
Robert Hawkes                         50                                  Director of KCP
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------
Rocky Rombs                           49                                  Director  and   President  of  Two
                                                                          Hills
------------------------------------- ----------------------------------- -----------------------------------

Donald Getty - Chairman of the Board, Director of Capital Reserve Canada Ltd. and Director of KCP Innovative Services Inc.

Mr. Getty earned his Business Administration Degree from the University of Western Ontario with honors in 1954. His positions with the Alberta Government included two (2) terms as Premier of Alberta, the position of Energy Minister and the position of Minister of Federal and Intergovernmental Affairs. In his business career, Mr. Getty has served on the boards of distinguished companies such as the Royal Bank of Canada, Nova Company, Genstar Company and Interprovincial Pipe and Steel Corp. Mr. Getty joined us as a director and was appointed Chairman of our Board of Directors on August 13, 2005. Mr. Getty currently is a Director of Guyanor Resources (TSE), Nationwide Resources (TSE) and Mera Petroleum's (TSX). Mr. Getty has been a director of KCP since January 28, 2004.

Ken Pearson - Director, President and CEO of Capital Reserve Canada Ltd. and President and Director of KCP Innovative Services Inc.

Mr. Pearson has thirty-six (36) years experience in the oil and gas industry. He has spent eleven (11) years in the research and development of high performance methodologies to enhance measurement devices and the resulting information from those devices. He is trained on full-bore tools, drill stem testing and telemetry tools for case holes and has developed many measurement devices. Mr. Pearson has been a director and the President of KCP Innovative Services Inc. since inception. He became a director of Capital Reserve Canada Ltd. on August 12, 2005 and President and CEO of Capital Reserve Canada on December 28, 2006.

Robert Hawkes - Director of KCP Innovative Services Inc.

Robert Hawkes graduated from the Southern Alberta Institute of Technology in 1979 with a diploma in Petroleum Engineering. He began his career with Esso Resources as a Reservoir Technologist in their testing department. Since that time, he went on to establish himself as a specialist in Well Test Analysis. Mr. Hawkes currently works for BJ Services Company Ltd. an oil & gas services company located in Calgary, as a Team Leader, Reservoir Services. Mr. Hawkes has published in CIM and SE and is a recognized expert in the field of pressure transient analysis, reservoir characterization and short-term pre-frac buildup and analysis. Mr. Hawkes was awarded the 2005 Presidents Award for technical and presentation excellence in formation evaluation by the Canadian Well Logging Society. He has been a director of KCP since January 28, 2004.

Rocky Rombs - Director and President of Two Hills Environmental Inc.

Mr. Rombs has over thirty (30) years experience with developing properties in the oil and gas industry. He has extensive experience in drilling and has achieved a license to drill in the Province of Alberta, Canada. Mr. Rombs has recently been the Vice President of Operations for JMAC Drilling in Nisku, Alberta. Mr. Rombs has numerous certificates for the oil and gas industry and is a proponent of continuous education. Mr. Rombs became Director and President of Two Hills on March 1, 2007.

None of our directors has been involved in any bankruptcy or criminal (excluding traffic violations and other minor offenses) proceedings. None of our directors is subject to any order, judgment or decree related to his or her involvement in any type of business, securities or banking activities or has been found to have violated a federal or state securities or commodities law.

COMPENSATION

The following table sets forth the compensation paid to our directors and members of our management group for the last fiscal year.

----------------- ---------------------------- --------------------------------------------------------------
                      Annual Compensation                         Long Term Compensation
----------------- ---------------------------- --------------------------------------------------------------
----------------- ------------- -------------- -------------- --------------- -------------- ----------------
                                                                Securities      Long Term
                                                              Under Options     Incentive
    Name and                                                  to be Granted   Plan Payouts      All other
   Principal                       Salary          Bonus           (#)           (CDN$)       Compensation
    Position          Year         (CDN$)         (CDN$)                                         (CDN$)
----------------- ------------- -------------- -------------- --------------- -------------- ----------------
----------------- ------------- -------------- -------------- --------------- -------------- ----------------
  James Baker         2006         60,000            -              -               -               -
 President and
    Director
----------------- ------------- -------------- -------------- --------------- -------------- ----------------
----------------- ------------- -------------- -------------- --------------- -------------- ----------------
  Donald Getty        2006            0              -              -               -               -
Chairman of the
   Board and
    Director
----------------- ------------- -------------- -------------- --------------- -------------- ----------------
----------------- ------------- -------------- -------------- --------------- -------------- ----------------
  Ken Pearson         2006         120,000        28,000            -               -               -
    Director
----------------- ------------- -------------- -------------- --------------- -------------- ----------------
----------------- ------------- -------------- -------------- --------------- -------------- ----------------
 Robert Hawkes        2006            0              -              -               -               -
    Director
----------------- ------------- -------------- -------------- --------------- -------------- ----------------
----------------- ------------- -------------- -------------- --------------- -------------- ----------------
  Steven Hoof         2006            0              -              -               -               -
    Director
----------------- ------------- -------------- -------------- --------------- -------------- ----------------

We have not paid any other compensation to any other members of our management, administrative or supervisory bodies. Faye Pearson earns $4,000.00 per month as Office Manager.

MANAGEMENT CONTRACTS

KCP had a management contract with Projex Corporation Ltd., a company of which James Baker is the sole officer and director, for the provision of Mr. Baker's services as CEO for $5,000 per month on a part-time basis, commencing Feb 1, 2005. The contract has a ninety (90) day termination provision and there are no company benefits. Mr. Baker recently devotes approximately fifty percent (50%) of his time to us and KCP. The other fifty percent (50%) of his time is devoted to his consulting business. The contract concluded on December 31, 2006.

KCP has an employment agreement with Ken Pearson, as President of KCP, for $10,000 per month commencing on February 1, 2005. The contract has no specific term of employment and no specific termination clause. Any termination would be subject to the employment laws of the Province of Alberta, Canada. Employment includes a company health plan covering healthcare supplemental coverage, dental care, vision care, life insurance and disability. The cost of the plan for Ken Pearson is $98.20 per month.

KCP has an employment agreement with Faye Pearson for Office Management Services for $4,000 per month. The contract has no specific term of employment and no specific termination clause. Any termination would be subject to the employment laws of the Province of Alberta, Canada. Employment includes a company health plan covering healthcare supplemental coverage dental care, vision care, life insurance and disability. The cost of the plan for Faye Pearson is $168.40 per month.

Compensation of Directors

No directors receive any form of compensation in their capacity as our directors.

BOARD PRACTICES

Members of our Board of Directors are elected annually at the Annual Shareholders' Meeting and hold their positions until the next Annual Shareholders' Meeting. The last meeting was held November 7, 2006. We have not entered into any formal service contracts with any off our directors for their service as directors.

We do not have any standing audit, nominating or compensation committees of the Board of Directors. Our Board of Directors undertakes the role of audit and compensation committees at this time. Our executive officers are elected annually by our Board of Directors and hold such positions until the following year or until his or her successor is duly elected by our Board of Directors.

EMPLOYESS

As at December 31, 2006, KCP had eight (8) employees including one (1) president, one (1) office manager, one (1) clerk, one (1) sales person and four
(4) field personnel all located in Edmonton, Alberta.

Presently we have a total of eight (8) employees.

SHARE OWNERSHIP

The following table sets forth information, as of May 10, 2007, with respect to the beneficial ownership of Capital Reserve Canada Limited's Class A common stock by each of our officers and directors, and by our officers and directors as a group. Information is also provided regarding beneficial ownership of Class A common stock if all outstanding options, warrants, rights and conversion privileges are exercised, and additional shares of our Class A common stock are issued.

TITLE OF               BENEFICIAL OWNER                         AMOUNT AND NATURE OF BENEFICIAL       PERCENT OF
CLASS                                                           OWNER                                 CLASS (1)
 Class A Common        Ken Pearson, Director, CEO and           7,840,644 common shares held          13.4%
                       President of Capital Reserve Canada      directly
                       Limited and  President and Director of
                       KCP Innovative Services Inc.;
                       c/o 4304-74 Avenue
                       Edmonton, Alberta, Canada

Class A Common         Donald Getty, Director and Chairman of    1,410,900 common shares held          2.4%
                       the Board of Capital Reserve Canada       indirectly. (2)
                       Limited, and Director and Chairman of
                       KCP Innovative Services Inc.;
                       c/o 1273 Potter Greens Dr
                       Edmonton, Alberta T5T 5Y8

Class A Common         Robert Hawkes, Director of KCP           300,000 common shares held directly    0.5%
                       Innovative Services Inc.;
                       136 Woodford Close SW
                       Calgary, Alberta T2W 6E2

Class A Common         Rocky Rombs, Director and President of   407,100 common shares held directly    0.7%
                       Two Hills; 1313-10th Ave. Nisku,
                       Alberta T9E 8L6

                       All Officers and Directors as a group     9,958,644 common shares              17.0%


(1)      Based on 58,396,421 shares of Class A Common Stock.
(2) Held in Sunnybank Investments Ltd., a company of which Mr. Getty is the sole shareholder.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth information, as of May 10, 2007, with respect to the beneficial ownership of Capital Reserve Canada Limited's Class A common stock by each person known to be the beneficial owner of more than five percent (5%) of the outstanding Class A common stock. As at May 10, 2007 there were a total of 887 shareholders holding 58,396,421 of our Class A common shares. Of these shareholders, 124 of the registered shareholders are Canadian shareholders holding a total of 33,535,317 of our Class A common shares.


Information is provided regarding beneficial ownership of Class A common stock if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of Class A common stock are issued.

     TITLE OF      BENFICIAL OWNER                        AMOUNT AND NATURE OF BENEFICIAL OWNER             PERCENT OF
       CLASS                                                                                                CLASS (1)

Class A Common     1248629 Alberta Ltd.          4,500,000 common shares held directly(2)                      7.7%
                   112 80 Chippewa Rd. Sherwood
                   Park, Alberta

Class A Common     Steve Hoof Consulting Ltd.    3,750,000 common shares held directly(3)                      6.4%
                   112 80 Chippewa
                   Rd             Sherwood Park,
                   Alberta
Class A Common     James Baker,  former director 4,000,000 common shares held indirectly (4)                   6.8%
                   of Capital  Reserve Canada
                   Limited and President, c/o
                   4304 - 76 Ave, Edmonton,
                   Alberta

(1) Based on 58,396,421 shares of Class A common stock. (2) The beneficial owner of 1248629 Alberta Ltd. is Fergus Ismond. (3) The beneficial owner of Steve Hoof Consulting Ltd. is Steven Hoof. (4) The beneficial owner of Projex Corporation Ltd. is James Baker.

RELATED PARTY TRANSACTIONS


On August 8, 2005, we issued a total of 7,585,814 Class A common shares to Ken Pearson, a member of the Company's and KCP's Boards of Directors, and 4,000,000 Class A common shares to Projex Corporation Ltd., a company controlled by James Baker, at that time, an officer and a member of the Company's and KCP's Boards of Directors. The shares were issued as part of the acquisition transaction of KCP.

On November 24, 2005, we issued a total of 1,000,000 Class A common shares to Ken Pearson in settlement of $50,000 USD debt owed by the Company and a total of 500,000 Class A common shares to Sunnybank Investments Ltd., a company controlled by Don Getty, a director of us and KCP, for settlement of $25,000 USD debt.

KCP borrows funds from its shareholders, directors and employees from time to time in order to meet working capital requirements and to ensure payment of liabilities as they come due. As at December 31, 2006, the amount outstanding under these loans was nil.

On January 28, 2004, KCP appointed an employee of one of KCP's customers as a director, Mr. Robert Hawkes, who is an employee of BJ Services Company Ltd. During the fiscal year ended December 31, 2006, KCP earned $231,286 of revenues from this customer in the normal course of operations.

On February 1, 2005, KCP entered into a consulting management contract with Projex Corporation Ltd., a company controlled by a shareholder, and at the time, an officer and director of KCP. During the twelve (12) month period ended December 31, 2006, we paid $60,000 (for the fiscal year ended August 31, 2005 - $63,880), in consulting fees pursuant to this contract. Pursuant to the terms of the contract, Projex Corporation Ltd. receives $5,000 per month and has been paid up to date to December 31, 2006.

On February 1, 2005, KCP entered into an employment agreement with Ken Pearson. During the twelve (12) month period ended December 31, 2006, we paid Mr. Pearson $120,000 (for the fiscal year ended August 31, 2005 - $ 108,000) for services rendered under this employment agreement. Pursuant to the terms of this agreement, Mr. Pearson receives $10,000 per month and has been paid up to date as of the date of filing of this report.

On February 1, 2005, KCP entered into an employment agreement with the wife of Mr. Pearson. During the twelve (12) month period ended December 31, 2006, we paid Mrs. Pearson $48,000 (for the fiscal year ended August 31, 2005 - $ 44,000) for office management services. Pursuant to the terms of this agreement, Ms. Pearson receives $4,000 per month and has been paid up to date as of the date of filing of this report.

During the fiscal year 2006, KCP obtained key man insurance on Mr. Pearson in the amount of $2,000,000 payable to KCP. The cost of this insurance was $477.90/month and was paid for by KCP.

On December 1, 2006, we entered into an agreement with Southbend, a company owned by two (2) of our shareholders, Fergus Ismond and Steven Hoof, for the provision of services at the Two Hills site. The contract was for $150,000 and is subject to financing. To date, $60,500 has been paid and payments are up to date as of the date of filing of this report.

On August 11, 2006, we entered into an agreement with Southbend for the sale of an infrared sterilization unit for $50,000 subject to the sole satisfaction of the Company. We cancelled the contract on November 30, 2006. Southbend was given until March 31, 2007 to refund the $50,000 payment. Both parties agreed later to apply the $50,000 purchase price to work performed on the Two Hills' site by Southbend.


INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The required financial statements are provided at the end of this Annual Report starting on Page F-1.

SIGNIFICANT CHANGES

On June 13, 2006, we incorporated Two Hills in the Province of Alberta, Canada as a wholly owned subsidiary for purposes of acquiring assets of Southbend. On June 16, 2006, Two Hills and Southbend entered into an asset purchase agreement whereby Two Hills acquired a water diversion permit, 147 acres of surface rights and water pumping station and certain mineral rights from Southbend in exchange for 13,200,000 of our Class A common shares for which we issued share certificates.

ITEM 9.  THE OFFER AND LISTING

OFFER AND LISTING DETAILS

Not Applicable

PLAN OF DISTRIBUTION

Not Applicable

MARKETS

Our Class A common shares trade on the NASDAQ Over-the-Counter Bulletin Board Market under the symbol "CRSVF".

SELLING SHAREHOLDERS

Not Applicable

DILUTION

Not Applicable

EXPENSES OF THE ISSUE

Not Applicable

ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL

Not Applicable


MEMORANDUM AND ARTICLES OF ASSOCIATION

We incorporate by reference herein the information set forth under the heading "MEMORANDUM AND ARTICLES OF ASSOCIATION" located in our Amendment No. 4 to Form 20F/A filed with the Securities and Exchange Commission on March 16, 2004.

MATERIAL CONTRACTS

Since the date of our incorporation, we have not entered into any contracts material to investors in the normal course of business other than the following:

1.       The Zone Acquisition Agreement

KCP acquired all of the issued and outstanding shares of Zone on June 14, 2004 (the "Zone Acquisition"). Zone's primary asset was the Injection Technology. The Zone Acquisition gave KCP the capacity to increase revenue and create synergy with KCP's existing products and services, thereby helping fulfill our strategic plan.

The vendors of Zone were Messrs. Darren Klassen and Ken Pearson. As Mr. Pearson was an insider of KCP, the acquisition of Zone was considered a non-arms length transaction. KCP's net cost for Zone was $156,000 cash and the issuance of 1,294,444 KCP common shares. The deemed value of the share consideration was $582,500. The following table summarizes the key terms of the Zone Acquisition.



----------------   -----------------   ------------------  --------------------
Vendor             Percent Ownership   Cash Consideration  Share Consideration
Darren Klassen..          50%               $200,000(1)      425,000 KCP Shares
Ken Pearson.....          50%               $      0         869,444 KCP Shares
Total...........         100%               $200,000       1,294,444 KCP Shares
----------------   -----------------   ------------------  --------------------
Note:

(1) KCP paid $200,000 to Mr. Klassen as part of the Zone Acquisition. As Zone had a cash balance of $44,000 on June 14, 2004, the net cost to KCP was $156,000.

Consideration for the Zone Acquisition was negotiated between the parties, based on a valuation of Zone by Evans & Evans Inc., an independent valuator. The valuation focused on the existing cash, the contracts and the customer base of Zone. Zone had as of the date of the Zone Acquisition, outstanding work of approximately $196,600 which included work in progress. There are no material obligations that KCP must comply with in order to keep the agreement relating to the Zone Acquisition in good standing. On September 28, 2005, Zone was dissolved and the assets of Zone were rolled directly into KCP.

2.   The PID Acquisition Agreement

Effective January 1, 2004, KCP acquired from a group of individuals, one of whom was Mr. Ken Pearson, a computer modeling system to analyze the underground formations that contain natural gas and oil. This modeling system provides information to engineers and geologists so they can complete the wells at a higher production level than traditional analyses. See "Tools and Services". Consideration consisted of 14,966,270 KCP common shares. As Mr. Pearson was an insider of KCP, the acquisition of the PID Technology was considered to be a non-arm's length transaction. As this related party transaction did not result in a substantive change in the ownership interest of the technology, the technology has been recorded at the nominal carrying value of $1.00.


3.   The Canadian Western Bank Financing Dated March 22, 2005

KCP entered into a financing agreement with Canadian Western Bank for $423,500 on March 22, 2005 for the construction of the two (2) PID trucks. The loan is a sixty (60) month term bearing interest at 6.375% per year. The monthly payment is $8,313. The balance of the loan on May 18, 2007 was $250,956.

4.   Our and KCP's Office Leases

Our principal corporate and administrative offices are located at 4304 - 76 Avenue, Edmonton, Alberta, Canada. Up to June 1, 2006, this space was provided free of charge by LFC. On June 1, 2006, we agreed to pay LFC a monthly rent fee of $2000 which includes telephone, computers, photocopier, fax and reception. Rental is on a month-to-month basis and will be reviewed upon completion of the Southbend agreement and once future requirements are determined. The lease with LFC concluded on December 31, 2006.

KCP leases space in Edmonton at 4304-74 Ave. The lease payment is $3500 per month and provides KCP with sufficient space to carry out its operations for the foreseeable future. The lease commenced on October 15, 2004 provides for a three
(3) year term expiring on October 15, 2007.

5. Management and Employment Agreements with James Baker, Ken Pearson and Faye Pearson

KCP had a management contract with Projex Corporation Ltd., a company of which James Baker is the sole officer and director, for the provision of consulting management services totalling $5,000 per month on a part-time basis, commencing Feb 1, 2005. The contract has a ninety (90) day termination provision and there are no company benefits. Mr. Baker devotes approximately fifty percent (50%) of his time to us and KCP. This agreement ended on December 31, 2006.

KCP has an employment agreement with Ken Pearson, as President of KCP, for $10,000 per month commencing on February 1, 2005. Employment includes benefits and a company health plan.

KCP has an employment agreement with Faye Pearson for Office Management services for $4,000 per month. Employment includes benefits and a company health plan.


6.   The Purchase of KCP

On August 2, 2005, we incorporated a wholly owned subsidiary, Capital Reserve Canada Projects Ltd., to effect the acquisition of KCP. On August 8, 2005, we issued a total of 17,335,814 of our Class A common shares and Capital Reserve Canada Projects Ltd. acquired a 78.2% interest in KCP. This effected a change in our control.

On February 3, 2006, we issued a further 4,834,300 shares of our Class A common stock for the remaining 21.8% of KCP and Capital Reserve Canada Projects Ltd.

effected an amalgamation with KCP with KCP being the surviving entity. KCP is now one of our wholly owned subsidiaries which are responsible for carrying on all of our operations.

7.   The Agreement with Southbend Power Ltd. to Acquire All of Its Major Assets

On June 16, 2006 and as amended on July 5, 2006, we entered into an agreement to acquire the predominant assets of Southbend, which included a water diversion permit, 147 acres of surface rights with a water pumping station, and certain mineral rights, in exchange for 13,200,000 of our Class A common shares. Share certificates have been issued for these shares. We established Two Hills to acquire these assets.

8.   The Purchase of Salt Rights from Rich Resource Investments

On September 28, 2006, we entered into an agreement with Rich Resource Investments Ltd., a company formed pursuant to the laws of Alberta, Canada, whereby we acquired the mineral rights to approximately four sections of land adjacent to the Two Hills site in exchange for 1,000,000 of our common shares.

EXCHANGE CONTROLS

There are no governmental laws, decrees, regulations or other legislation of Canada that may affect the import or export of capital for our use.

Other than the withholding of any taxes due under the terms of specific treaties between countries on dividends paid to our shareholders, there are no restrictions on the remittance of dividends, interest or other payments.

TAXATION

The discussions below summarize the material tax considerations relevant to an investment in common shares by individuals and corporations who, for income tax purposes, are residents in the U.S. for purposes of the Convention (as hereinafter defined) and are not residents of Canada, who hold common shares as a capital asset, and who do not hold the common shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, "Unconnected U.S. Shareholders," "Holder" or "Holders"). The tax consequences of an investment in common shares by investors who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed herein. The discussion of U.S. tax considerations is addressed only to Unconnected U.S. Shareholders whose "functional currency" within the meaning of Section 985 of the Internal Revenue Code of 1986, as amended (the "Code"), is the U.S. dollar, and to U.S. citizens who are not residents in the U.S. for purposes of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders. Furthermore, the discussion of U.S. tax considerations does not address the tax treatment of Unconnected U.S. Shareholders that own, or are deemed for U.S. federal income tax purposes to own, 10% or more of the total combined voting power of all classes of voting stock of Capital Reserve Canada Limited. The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U.S. tax.

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

The discussion of Canadian tax consideration is based upon the provisions of the Income Tax Act (Canada), as amended from time to time (the "Tax Act"), the Convention between Canada and the U.S. with Respect to Taxes on Income and Capital, as amended from time to time (the "Convention"), and our understanding of published administrative practices of Canada Customs and the Revenue Agency and judicial decision, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U.S.

U.S. Federal Income Tax Considerations

Unconnected U.S. Shareholders generally will treat the gross amount of the distributions paid by us, including the amount of any Canadian tax withheld, as foreign source dividend income for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as computed for U.S. federal income tax purposes. Distribution in excess of that amount will reduce an Unconnected U.S. Shareholder's tax basis in the common shares, but not below zero, and the remainder, if any, will be treated as taxable capital gains. In general, in computing its U.S. federal income tax liability, an Unconnected U.S. Shareholder may elect for each taxable year whether to claim a deduction or, subject to the limitations described below, a credit for Canadian taxes withheld from dividends paid on its common shares. If the Unconnected U.S. Shareholder elects to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by the Shareholder for such taxable year. The Code applies various limitations on the amount of foreign tax credit that may be available to a U.S. taxpayer based upon the segregation of foreign source income into separate categories of income. The amount of credit which may be claimed with respect to the category of income to which the dividend is allocated, and to which the foreign taxes are attributable generally may not exceed the same portion of the U.S. tax on worldwide taxable income, before applying the foreign tax credit as the U.S. holder's foreign source taxable income allocation to such category bears to such U.S. holder's entire taxable income. The foreign tax credit is disallowed for dividends on stock unless a minimum holding period is satisfied and additional limitations may restrict the ability of some individuals to claim the foreign tax credit. Accordingly, we urge investors to consult their own tax advisors with respect to the potential consequences to them of the foreign tax credit limitations.

For U.S. federal income tax purposes, the amount of any distributions made on a common share to an Unconnected U.S. Shareholder in Canadian dollars will equal the U.S. dollar value of the Canadian dollars calculated by reference to the appropriate exchange rate in effect on the date of receipt of the distribution, regardless of whether the Canadian dollars are actually converted into U.S. dollars upon receipt. Unconnected U.S. Shareholders are urged to consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Canadian dollars which are converted into U.S. dollars subsequent to receipt by the shareholder.

The sale of common shares generally will result in a gain or loss to the Holder in an amount equal to the difference between the amount realized and the Holder's adjusted cost basis in the shares. Provided that the Holder is not considered a "dealer" in the shares sold, gain or loss on the sale of the common shares will generally be capital gain or loss.

Capital losses are used to offset capital gains. Individual taxpayers may deduct the excess of capital losses over capital gains of up to $3,000 USD a year, $1,500 USD in the case of a married individual filing separately, from ordinary income. Non-corporate taxpayers may carry forward unused capital losses indefinitely. Unused capital losses of a corporation may be carried back three
(3) years and carried forward five (5) years.

Canadian Tax Considerations

Dividends received or deemed to be received, on the common shares by Unconnected U.S. Shareholders will be subject to Canadian withholding tax at the rate of twenty-five percent (25%), subject to reduction under the Convention. Under the Convention, the maximum rate of withholding tax on such dividends is reduced to fifteen percent (15%) if the beneficial owner of such dividends is an Unconnected U.S. Shareholder. However, that rate is reduced to five percent (5%) under the Convention if the beneficial owner of such dividends is an Unconnected U.S. Shareholder that is a corporation that owns at least ten percent (10%) of the voting stock of the company.

An Unconnected U.S. Shareholder will not be subject to tax in Canada on any capital gain realized upon the disposition or deemed disposition of the common shares, provided that the common shares do not constitute "taxable Canadian property" of the shareholder within the meaning of the Tax Act.

Canada does not currently impose any estate taxes or succession duties.

DIVIDENDS AND PAYING AGENTS

Not applicable

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

SUBSIDIARY INFORMATION

As at May 10, 2007, we had two (2) subsidiaries, KCP and Two Hills, which was formed on June 16, 2006, to receive the assets from Southbend.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

This annual report contains forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors" that may cause our or our industry's activity, performance or achievements expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act report is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our President and acting Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

At the end of the period covered by this annual report we carried out an evaluation, under the supervision and with the participation of our management, including our President and acting Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon the foregoing our President and our acting Chief Financial Officer concluded that our disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, out internal controls over financial reporting.

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

We do not presently have an audit committee.

ITEM 16B.         CODE OF ETHICS

As of the date of this report, we have not adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. As we have gone through a recent change of control, we did not finalize our adoption of the Code of Ethics. Our present Board of Directors is presently preparing a Code of Ethics for review and adoption. Upon adoption, we will file a copy of our Code of Ethics with the Securities and Exchange Commission as an exhibit to our annual report for the year ending December 31, 2007 and post it on our website.

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us and our subsidiary KCP for professional services rendered by our principal accountant:

---------------------- -------------- -------------
       Services             2005            2006
---------------------- -------------- -------------
---------------------- -------------- -------------
      Audit Fees          $27,435         $15,000
---------------------- -------------- -------------
---------------------- -------------- -------------
  Audit related Fees      $19,300         $15,000
---------------------- -------------- -------------
---------------------- -------------- -------------
       Tax Fees              0               0
---------------------- -------------- -------------
---------------------- -------------- -------------
      Total Fees          $51,325         $30,000
---------------------- -------------- -------------


Audit fees consist of fees for the audit of our annual financial statements or the financial statements of our subsidiaries or services that are normally provided in connection with the statutory and regulatory filings of the annual financial statements. Audit-related services include the review and preparation of our financial statements and quarterly reports that are not reported as Audit fees.
Tax fees included tax planning and various taxation matters.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 below.

ITEM 18. FINANCIAL STATEMENTS

The required financial statements are provided herein starting on page F-1.

ITEM 19. EXHIBITS

  ----------- ------------------------------------------------------------------------------------------------------------
  Exhibit     Exhibit
  No.
  ----------- ------------------------------------------------------------------------------------------------------------
  ----------- ------------------------------------------------------------------------------------------------------------
  1.1         Certificate of Incorporation of the company consisting of the Articles of Incorporation filed with the
              Alberta Registries on December 8, 1999, filed with the
              Registrant's Form 20-F filed on July 11, 2003 (file # 000-50339)
  ----------- ------------------------------------------------------------------------------------------------------------
  ----------- ------------------------------------------------------------------------------------------------------------
  1.2         Amendment to Articles of Incorporation  of the company filed with Alberta  Registries on January 15, 2003, incorporated by reference to the Exhibits filed with the
              Registrant's Form 20-F filed on July 11, 2003 (file # 000-50339)
  ----------- ------------------------------------------------------------------------------------------------------------
  ----------- ------------------------------------------------------------------------------------------------------------
  1.3         By-Laws of the company, dated December 8, 1999, incorporated by reference to the Registrant's Form 20-F filed on July 11, 2003
              (file # 000-50339)
  ----------- ------------------------------------------------------------------------------------------------------------
  ----------- ------------------------------------------------------------------------------------------------------------
  4.1          Petroleum, Natural Gas, and General Rights Conveyance between
               Capital Reserve Canada Limited and Stone Canyon Resources Ltd.
               dated December 23, 2004, incorporated by reference to the
               Exhibits filed with the Company's 20-F filed Annual Return for the year ended December 31, 2004 (file # 000-50339)
  ----------- ------------------------------------------------------------------------------------------------------------
  ----------- ------------------------------------------------------------------------------------------------------------
  4.2         Share Exchange Agreement between Capital Reserve Canada Ltd., Capital Reserve Canada Projects Ltd., KCP
               Innovative Services In., and Ken Pearson, 966358 Alberta Ltd., 989320 Alberta Ltd., 332601 Alberta Ltd.
               and Ben Marshall dated August 8, 2005, incorporated by reference to the Exhibit filed with the Company's
               8K filed on August 12, 2005 (file # 000-50339)
  ----------- ------------------------------------------------------------------------------------------------------------
  ----------- ------------------------------------------------------------------------------------------------------------
  4.3         Proxy and Information Circular of KCP Innovative Services Inc. with respect to the Amalgamation with
               Capital Reserve Canada Projects Ltd. and Capital Reserve Canada Ltd. and Notice of Annual and Special
               Meeting of Shareholders of KCP Innovative Services Inc., dated December 22, 2005, incorporated by reference to the Exhibit filed with the Company's 6-K filed on February 8, 2006 (file # 000-50339)
  ----------- ------------------------------------------------------------------------------------------------------------
  ----------- ------------------------------------------------------------------------------------------------------------
  4.4         Offer to lease office space entered into between Sabo Bros. and KCP  Innovative  Services Inc. dated August
               24, 2004 and  affected  October  15,  2004,  incorporated  by  reference  to the  exhibits  filed with the
               Registrant's
              Form 20-F filed on July 17, 2006 (file #000-50039).
  ----------- ------------------------------------------------------------------------------------------------------------
  ----------- ------------------------------------------------------------------------------------------------------------
  4.5         Management  Agreement between KCP Innovative  Services Inc. and Projex  Corporation dated February 1, 2005, incorporated  by reference to the exhibits  filed with the  Registrant's  Form 20-F filed on July 17, 2006
               (file #000-50039).
  ----------- ------------------------------------------------------------------------------------------------------------
  ----------- ------------------------------------------------------------------------------------------------------------
  4.6         Employment  Agreement  between  KCP  Innovative  Services  Inc.  and Ken  Pearson  dated  February 1, 2005, incorporated  by reference to the exhibits  filed with the  Registrant's  Form 20-F filed on July 17, 2006
               (file #000-50039).
  ----------- ------------------------------------------------------------------------------------------------------------

  ----------- ------------------------------------------------------------------------------------------------------------
  4.7         Employment  Agreement  between KCP  Innovative  Services  Inc.  and Faye  Pearson  dated  February 1, 2005, incorporated  by reference to the exhibits  filed with the  Registrant's  Form 20-F filed on July 17, 2006
               (file #000-50039).
  ----------- ------------------------------------------------------------------------------------------------------------
  ----------- ------------------------------------------------------------------------------------------------------------
  4.8          Loan agreement between Canadian Western Bank and KCP Innovative
               Services Inc. dated March 22, 2005, incorporated by reference to the exhibits filed with the Registrant's Form 20-F filed on July
               17, 2006 (file #000-50039).
  ----------- ------------------------------------------------------------------------------------------------------------
  ----------- ------------------------------------------------------------------------------------------------------------
  4.9         Asset Purchase  Agreement  between Two Hills  Environmental  Inc. and South Bend Powers Ltd. dated June 16,
               2006 and  amendment  dated  July 5,  2006,  incorporated  by  reference  to the  exhibits  filed  with the
               Registrant's Form 20-F filed on July 17, 2006 (file #000-50039).
  ----------- ------------------------------------------------------------------------------------------------------------
  ----------- ------------------------------------------------------------------------------------------------------------
  31          Certifications required by Rule 13a-14(a) or Rule 15d-14(a), filed herewith.
  ----------- ------------------------------------------------------------------------------------------------------------
  ----------- ------------------------------------------------------------------------------------------------------------
  32          Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of
              the United States code (18 U.S.C. 1350), filed herewith.
  ----------- ------------------------------------------------------------------------------------------------------------






                                   SIGNATURES


The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CAPITAL RESERVE CANADA LIMITED


/s/ Ken Pearson
Ken Pearson
Chief Executive Officer, principal executive officer



Date:  June 20, 2007

                           CAPITAL RESERVE CANADA LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2006

[GRAPHIC OMITTED][GRAPHIC OMITTED]







             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
Capital Reserve Canada Limited

We have audited the accompanying consolidated balance sheets of Capital Reserve Canada Limited as of December 31, 2006 and 2005 and August 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2006 and the four months ended December 31, 2005, and for the years ended August 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capital Reserve Canada Limited as of December 31, 2006 and 2005 and August 31, 2005 and 2004, and the results of its operations, changes in stockholders' equity, and its cash flows for the year ended December 31, 2006 and the four months ended December 31, 2005 and for the years ended August 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company currently has cash flow constraints and an accumulated deficit. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                    /s/ Child, Van Wagoner & Bradshaw

                                    CERTIFIED PUBLIC ACCOUNTANTS
                                    Salt Lake City, Utah
                                    June 20, 2007

                         CAPITAL RESERVE CANADA LIMITED
                           CONSOLIDATED BALANCE SHEETS
                  AS OF DECEMBER 31, 2006 AND DECEMBER 31, 2005
                            AUGUST 31, 2005, AND 2004

                                     ASSETS

Current                                              December            December         August            August
                                                     31, 2006            31, 2005       31, 2005          31, 2004
                                                  -----------         -----------     ----------       -----------
Cash and cash equivalents                           $ 391,528            $ 24,768      $  18,832       $ 1,209,552
Term deposits (Note 5)                                 21,259             436,445        600,554            20,300

Accounts receivable                                   269,164             247,604        134,798            70,044

Income taxes recoverable                                    -               9,263              -            11,693

Work in process                                        40,000                   -         45,270                 -

Prepaid expenses                                       41,480               9,543         19,468             4,267
                                                  -----------         -----------     ----------       -----------
                                                      763,431             727,623        818,922         1,315,856

Cash - restricted                                           -              45,000         45,000            45,000
Retainer - on deposit with lawyer                           -                   -              -            15,000
Intangible assets (Note 7)                            166,509             281,759        320,175           612,426
Goodwill                                              125,502             138,155        138,155           138,155

Property, plant and equipment (Note 6)              6,073,206             505,634        680,780           358,177
                                                  -----------         -----------     ----------       -----------
                                                  $ 7,128,648         $ 1,698,171     $2,003,032       $ 2,484,614
                                                  ===========         ===========     ==========       ===========

                                   LIABILITIES
Current
Bank indebtedness                                     $     -           $  48,000         $    -         $   7,807
Accounts payable and accrued liabilities              139,204             102,771        117,059           145,518
Income and commodity taxes payable                     14,760                   -         21,186            37,514
Due to shareholder                                          -                 (2)            130             6,723
Demand bank loan (Note 9)                             285,354             364,040        312,167                 -
Current portion of long-term  debt                      9,929               7,050         86,523            26,924
                                                  -----------         -----------     ----------       -----------
                                                      449,247             521,859        537,065           224,486

Long-term
Long-term debt (Note 10)                              861,130              31,962         31,962           131,340
Due to affiliated company                                   -             258,426      1,101,394                 -
Future tax liability (Note 12)                              -               2,616         40,885            80,300
                                                  -----------         -----------     ----------       -----------
                                                      861,130             293,004      1,174,241           211,640
                                                  -----------         -----------     ----------       -----------
                                                    1,310,377             814,863      1,711,306           436,126


                              SHAREHOLDERS' EQUITY
Share Capital                                       8,381,142           3,242,434      2,320,783         2,320,783
Stock Subscription receivable                        (15,000)                   -              -                 -
Retained earnings (Deficit)                       (2,547,871)         (2,359,126)    (2,029,057)         (272,295)
                                                  -----------         -----------     ----------       -----------
                                                    5,818,271             883,308        291,726         2,048,488
                                                  -----------         -----------     ----------       -----------
                                                  $ 7,128,648         $ 1,698,171     $2,003,032      $  2,484,614
                                                  ===========         ===========     ==========       ===========

                   The accompanying notes are a part of these
                             financial statements.

                         CAPITAL RESERVE CANADA LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  AS OF DECEMBER 31, 2006 AND DECEMBER 31, 2005
                            AUGUST 31, 2005, AND 2004



                                        December          December         August         August
                                        31, 2006           31,2005       31, 2005       31, 2004
                                     -----------        ----------     ----------    -----------
Revenue                              $ 1,714,925         $ 355,017      $ 933,441      $ 380,606
Cost of sales                            846,090           184,165        605,370        186,501
                                     -----------        ----------     ----------    -----------
Gross profit                             868,835           170,852        328,071        194,105

Expenses

Salaries and benefits                    236,671            54,358        173,460         53,971
General and administrative               530,381           279,027        430,431        263,703
Amortization                             261,042           229,154        553,924         68,113
Interest                                  29,486             8,143         32,522          6,235
                                     -----------        ----------     ----------    -----------
                                       1,057,580           570,682      1,190,337        392,022
Loss before income taxes
and minority interest                  (188,745)         (399,830)      (862,266)      (197,917)
Income tax (recovery) (Note 12)
Current                                        -          (31,492)              -       (13,933)
Future                                         -          (38,269)       (39,415)        (5,900)
                                     -----------        ----------     ----------    -----------

Net loss before minority
interest                               (188,745)         (330,069)      (822,851)      (178,084)
Minority interest                              -            71,955        179,382              -
                                     -----------        ----------     ----------    -----------
Net loss                             $ (188,745)        $(258,114)     $(643,469)     $(178,084)
                                     ===========        ==========     ==========    ===========

Basic and diluted
earnings(loss) per share
Before income taxes and                   (0.00)            (0.02)         (0.04)         (0.01)
minority interest
Before minority interest                  (0.00)            (0.01)         (0.04)         (0.01)
Net Loss                             $    (0.00)        $   (0.01)     $   (0.03)    $    (0.01)
                                     ===========        ==========     ==========    ===========

Weighted average number of
shares outstanding                    46,603,617        24,155,896     21,792,268     17,335,814




                   The accompanying notes are a part of these
                             financial statements.

                         CAPITAL RESERVE CANADA LIMITED
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      For the years ended August 31, 2002,
              2003, 2004 & 2005 And the four months ended December
                  31, 2005 and the year ended December 31, 2006


                                     Common Shares      Stock          Retained           Stock              Total
                                                       Amount          Earnings        Subscription      Stockholder's
                                                                                        Receivable          Equity
                                     -------------  -------------  ----------------  ----------------  -----------------
Balance at August 31, 2004              17,335,814  $   2,320,783  $      (272,295)  $              -  $       2,048,488
Share issued to acquire subsidiary       2,000,000              -         (933,911)                 -          (933,911)
Net loss                                         -              -         (643,469)                 -          (643,469)
Net loss-minority interest                       -              -         (179,382)                 -          (179,382)
                                     -------------  -------------  ----------------  ----------------  -----------------
Balance at August 31, 2005              19,335,814      2,320,783       (2,029,057)                 -            291,726
Share issued for debt settlement        15,451,000        921,411                 -                 -            921,411
Options exercised                           24,000            240                 -                 -                240
Net loss                                         -              -         (258,114)                 -          (258,114)
Net loss-minority interest                       -              -          (71,955)                 -           (72,955)
                                     -------------  -------------  ----------------  ----------------  -----------------
Balance at December 31, 2005            34,810,814      3,242,434       (2,359,126)                 -            883,308
Share issued to acquire minority
21.8%                                    4,834,300              -                 -                 -                  -
Share issued to acquire assets          13,200,000      4,730,882                 -                 -          4,730,882
Share issued to acquire asset            1,000,000        134,400                 -                 -            134,400
Share issued for debt settlement         4,521,307        258,426                 -                 -            258,426
Share issued for restricted shares
                                            30,000         15,000                 -          (15,000)                  -
Net Loss for year 2006                           -              -         (188,745)                            (188,745)
                                     -------------  -------------  ----------------  ----------------  -----------------
Balance at December 31, 2006            58,396,421  $   8,381,142  $    (2,547,871)  $       (15,000)  $       5,818,271
                                     =============  =============  ================  ================  =================



                   The accompanying notes are a part of these
                             financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED AUGUST 31, 2004 AND 2005 AND
                     THE FOUR MONTHS ENDED DECEMBER 31, 2005
                      AND THE YEAR ENDED DECEMBER 31, 2006


                                                      December 31,     December 31,      August 31,       August 31,
                                                         2006              2005             2005            2004
                                                     --------------   --------------   --------------   --------------
Operating Activities
Net Loss                                             $    (188,745)   $    (330,069)   $    (822,851)   $    (178,084)

Adjustments to reconcile net income (loss)
 to net cash provided (used) by
 operating activities:
Amortization                                                261,042          229,154          553,924           68,113
Accrued interest                                                  -                -          (7,807)                -
Future income taxes                                               -         (38,269)         (39,415)          (5,900)
Accounts receivable                                        (21,560)        (112,806)         (64,754)           22,461
Corporation income taxes                                      9,263          (9,263)           11,693         (11,693)
Work in process                                            (40,000)           45,270         (45,270)                -
Retainer on deposit with lawyer                                   -                -           15,000         (15,000)
Prepaid expenses and deposits                              (31,937)            9,925         (15,201)          (4,267)
Accounts payable and accrued liabilities                     36,435         (14,287)         (28,459)          129,386
Income and commodity taxes payable                           12,144         (21,186)         (16,328)          (4,958)
                                                     --------------   --------------   --------------   --------------
Cash provided (used) by operating activities                 36,642        (241,532)        (459,468)               58

Financing Activities
Shares issuances                                                  -          921,651        (933,911)          997,800
Increase (decrease) in due to shareholder                         -            (132)          (6,593)            6,249
Increase (decrease) in bank indebtedness                          -           48,000                -          (7,004)
Share subscriptions received in advance                           -                -                -          583,211
Change in long-term debt                                   (94,639)         (79,473)         (39,779)         (19,902)
Due to affiliated company                                         -        (842,968)        1,101,394                -
Change in demand bank loan                                        -           51,873          312,167                -
                                                     --------------   --------------   --------------   --------------
Cash provided by financing activities                      (94,639)           98,951          433,278        1,560,354

Investing Activities
Decrease in restricted cash                                  45,000                -                -         (45,000)
Purchase of property, plant and equipment                  (87,780)         (15,593)        (584,276)        (159,724)
Investment in Zone, net of cash acquired of
$43,954                                                           -                -                -        (156,046)
Proceeds from sale of fixed assets                           52,351                -                -                -
Decrease in term deposit                                    415,186          164,109        (580,254)            (300)
                                                     --------------   --------------   --------------   --------------
Cash provided (used) by investing activities                424,757          148,516      (1,164,530)        (361,070)
                                                     --------------   --------------   --------------   --------------

Increase (decrease) in cash during the year                 366,760            5,936      (1,190,720)        1,199,342
Cash and cash equivalents, beginning of year                 24,768           18,832        1,209,552           10,210
                                                     --------------   --------------   --------------   --------------
Cash and cash equivalents, end of year               $      391,518   $       24,768   $       18,832   $    1,209.552
                                                     ==============   ==============   ==============   ==============

Supplemental Information
Cash paid for interest                               $       29,486   $       8,143    $       32,522   $        6,235
Shares issued for assets                             $    4,865,280   $           -    $            1   $            -
Shares issued for subsidiary                         $      676,802   $           -    $      582,500   $            -
Shares issued for debt settlement                    $      258,426   $     921,411    $      100,000   $            -

                   The accompanying notes are a part of these
                             financial statements.

                           CAPITAL RESERVE CANADA LTD
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2006


1.       Description of the Company

     Capital Reserve Canada Ltd. ("CRC") was incorporated as a private corporation in the Province of Alberta on December 8, 1999, and is a reporting company registered with the U.S. Securities and Exchange Commission. CRC provides minimal equipment and related rental services. Pursuant to the share exchange agreement dated August 12, 2005, the Company effected a share exchange indirectly with the shareholders of KCP Innovative Services Ltd. ("KCP"), resulting the Company acquired 78.2% of the outstanding shares of KCP through exchanging shares with the Company's wholly owned subsidiary, Capital Reserve Canada Projects Ltd ("Project"). Subsequent to the Annual General Meeting of the company on January 12, 2006, the minority interest shareholders signed off and all minority interest shares were exchanged for CRC shares. Because the shareholders of KCP became the controlling shareholders of the Company, this transaction was accounted for as a reverse takeover whereby KCP was deemed to be the acquirer as described more fully in Note 2.

     KCP Innovative Services Inc. was incorporated as a private corporation named K C Pearson Consulting Inc. in the Province of Alberta on February 20, 1996. The name was changed to KCP Innovative Services Inc. on May 22, 2003. KCP has developed a series of devices that are used to diagnose the pay zone in oil or gas wells. The diagnostic information collected from these devices is used by production engineers to complete the well at the most efficient level. KCP's customers are oil and gas companies.

     Capital Reserve Canada Projects Ltd. was incorporated as a private corporation in the Province of Alberta on August 2, 2005, and it has been inactive since inception except for the share exchange as described. Effectively on February 3, 2006 Capital Reserve Canada Projects Ltd. amalgamated with KCP Innovative Services Inc.

     Effective January 22, 2006, KCP Innovative Services Inc. became directly a wholly owned subsidiary of Capital Reserve Canada Ltd.

2.   Share exchange

     On August 12, 2005, Project issued 17,335,814 common shares to exchange for 17,335,814 common shares (78.2%) from the shareholders of KCP Innovative Services. CRC then issued 17,335,814 common shares in exchange for 17,335,814 common shares from Projects.

     Subsequent to January 12, 2006, minority interest shareholders of KCP signed off to exchange for shares in CRC. Minority interest of 21.8% (4,834,300 shares) was exchanged for CRC shares. CRCP and KCP were amalgamated on February 3, 2006. Following the transactions, CRC directly owns 100% of KCP.

     During the year CRC issued 4,521,307 common shares to FACT Corp. in exchange for the debt of $258,426.

     These share exchange transactions between CRC (legal parent) and KCP (legal subsidiary) was accounted for as a reverse take over as a capital transaction in accordance with Canadian generally accepted accounting principles. As a result, no goodwill is accounted for in this transaction.

     The reverse takeover accounting reports result in the following:

         (a) KCP is deemed to be the parent company and CRC is deemed to be the subsidiary company for accounting purposes;

                           CAPITAL RESERVE CANADA LTD
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2006




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

     3. Summary of significant accounting policies

         These consolidated financial statements include the accounts of the company and its legal subsidiary, KCP Innovative Services Inc., its wholly owned subsidiary, Two Hills Environmental Inc. and have been prepared in accordance with Canadian generally accepted accounting principles. All significant inter- company transactions and balances are eliminated in the preparation of these consolidated financial statements.

         (a) Cash and cash equivalents

                  Cash and cash equivalents consist of cash on deposit and short term investments with original maturities of 90 days or less and are recorded at the lower of cost and market value.

         (b)      Leases

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

         (c) Property, plant and equipment

                  Property, plant and equipment are recorded at cost and are being amortized using the following method at the rates set out below which are estimated to be sufficient to amortize the cost of the assets to residual value by the expiration of their useful lives:

                   Building                     - 4%  diminishing balance
                   Equipment                    - 20% diminishing balance
                   Furniture and fixtures       - 20% diminishing balance
                   Vehicles                     - 30% diminishing balance
                   Computer and software        - 30% diminishing balance
                   Mineral Rights               - 0%  diminishing balance
                   Water Permit                 - 0%  diminishing balance

         (d) Goodwill and intangible assets

                  The cost of intangible assets is amortized over the period in which the benefits of such assets are expected to be realized, principally on a straight line basis. The Company's policy is to amortize client relationships with determinable lives over four years. Contract backlog is amortized over the estimated period of completion, generally less than one year. Technology is being amortized

                           CAPITAL RESERVE CANADA LTD
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2006



                  over an estimated life of four years. Goodwill is not amortized but is evaluated annually for impairment by comparing the fair value of the reporting unit, determined on a discounted after tax cash flow basis, to the carrying value. An impairment loss would be recognized if the carrying value of the goodwill exceeds its fair value.

         (e) Future income taxes

                  The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and the tax bases of assets and liabilities and measured using the substantively enacted rates and laws that will be in effect when these differences are expected to reverse.


         (f)      Revenue recognition

                  The Company's services are generally sold based upon purchase orders or contracts with customers that include fixed or determinable prices based upon daily, hourly or job rates. Customer contract terms do not include provisions for significant past service delivery obligations. Revenue is recognized when services and equipment rentals are rendered and only when collectability is reasonably assured.

         (g) Statement of cash flows

                  The statement of cash flows has been prepared using the indirect method.

3. Basis of presentation and going concern

     These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

     Because of the operating losses of the past four periods, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. Management believes actions planned and presently being taken provides the opportunity for the Company to continue as a going concern.

4.   Acquisition of Zone Technologies Ltd.

     On June 11, 2004, KCP acquired 100% of the issued and outstanding shares of Zone Technologies Ltd. ("Zone") from an existing shareholder and an unrelated party. The transaction was recorded at the exchange amount, as the change in ownership interests in Zone was substantive.

     Consideration for the acquisition was $782,500 and it consisted of 1,294,444 common shares of KCP, at a fair value of $0.45 per share and cash of $200,000. Zone is an Alberta based company focused on providing diagnostic and consulting services to customers exploring for coal based methane gas. The fair value of the acquisition was determined through an independent third party appraisal of Zone as at the date of acquisition.

     The acquisition was accounted for using the purchase method and the results of operations from June 11, 2004.

                           CAPITAL RESERVE CANADA LTD
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2006



     The fair value of the net assets acquired is summarized as follows:

     Cash                                                $       43,954
     Accounts receivable                                         21,414
     Property, plant and equipment                               48,000
     Zone Technology (Note 7)                                   277,000
     Backlog                                                    196,600
     Customer relationships                                     184,000
     Goodwill                                                   138,155
                                                         --------------
                                                                909,123

     Accounts payable and accrued liabilities                     4,407
     Income and commodity taxes payable                          36,016
     Future income tax liability                                 86,200
                                                         --------------
                                                                126,623
                                                         --------------
     Net assets acquired                                 $      782,500
                                                         ==============

     Cash consideration                                         200,000
     Share consideration (Note 11)                              582,500
                                                         --------------
     Purchase price                                      $      782,500
                                                         ==============

     The goodwill is non-deductible for income tax purposes.
     Subsequent to September 2005, Zone Technologies Ltd. was dissolved as a corporate entity.

5.   Term deposits

     The term deposit of $21,259 matures on March 14, 2007 and bears interest at 1.4% per annum.

6. Property, plant and equipment

                                                                              Net
                                                         Accumulated     December 31,
                                          Cost          Amortization          2006
                                      ------------     -------------     ------------
     Land                             $    900,000     $        -        $    900,000
     Water Permit & Salt Lease           4,677,679              -           4,677,679
     Equipment                             164,803           68,943            95,860
     Furniture and fixtures                 18,032            9,129             8,903
     Vehicles                              741,806          495,861           245,945
     Computer and software                  32,251           21,832            10,419
     Mineral Rights                        134,400              -             134,400
                                      ------------     -------------     ------------
                                      $  6,668,971     $     595,765     $  6,073,206
                                      ============     =============     ============

                           CAPITAL RESERVE CANADA LTD
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2006


7.   Intangible assets

                                                                            Net
                                                      Accumulated      December 31,
                                        Cost         Amortization          2006
                                    ------------     ------------      ------------
     PID Technology                 $          1     $        -        $          1
     Zone Technology                     277,000          176,951           100,049
     Backlog                             196,000          196,600             (600)
     Customer relationships              184,000          116,941            67,059
                                    ------------     ------------      ------------

                                    $    657,601     $    491.092      $    166,509
                                    ============     ============      ============

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

     Zone Technology
     Effective June 11, 2004, KCP acquired 100% of the outstanding shares of Zone Technologies Ltd. Zone Technologies Ltd. has developed a computer modeling system to explore the underground formations that contain coal based methane gas. Zone Technologies Ltd. was dissolved on September 26, 2005.

     Southbend Power Ltd.
     On June 16, 2006, Two Hills Environmental Inc., a wholly owned subsidiary of CRC purchased 147 acres of land together with certain salt lease and water permit rights from Southbend Power Ltd. for the consideration of CRC to issue 13,200,000 common shares to Southbend Power Ltd. and the assumption of certain liabilities. The transaction was completed on July 28, 2006. The company recorded the value of the purchase based on the market share trading value of July 28, 2006 at US$ 0.32 per share. The company recorded the land at its fair market value of $900,000 and the value of the water permits and salt leases to be $4,677,279, the trading value of the exchanged shares, less debt.

     Rich Resources Limited
     On October 20 2006, Two Hills Environmental Inc., wholly owned subsidiary of CRC purchased a certain mineral rights from Rich Resources Limited. CRC issued 1,000,000 common shares for the consideration. The company recorded the transaction at the market trading value of US$0.12 per share at the exchange rate of C$1.12 for a total of $134,000.

     Suncone Technologies Ltd.
     The company was formed to purchase the Infratronic Soil  Sterilization
     Unit in exchange for CRC shares and cash. $50,000 was paid to Southbend Powers Ltd. for the unit for testing and evaluation. However, it was determined that the unit was not consistent with the overall business objectives. Suncone Technologies Ltd. was dissolved and the funds were returned to CRC through a follow-on transaction subsequent to the year end.

                           CAPITAL RESERVE CANADA LTD
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2006


8. Operating line of credit

     The Company has an operating line of credit to a maximum of $95,000. Interest is charged monthly on the outstanding balance at the rate of prime plus 1%. It is secured by General Security Agreement. There is no outstanding amount as of December 31, 2006.

9.   Demand bank loan

                                               2006
                                        --------------
     Vehicle loan                       $      285,354
     Current portion                            83,998
                                        --------------
                                        $      201,356
                                        ==============

     The bank loan is repayable over 60 months commencing March 2005 and ending in February 2010. Monthly blended payments of principal and interest are $8,313 with an interest rate of 6.375%. The first payment was $4,130 and was made on March 18, 2005. One half of the loan was drawn on February 18, 2005 upon completion of unit 101. The balance was drawn on March 31, 2005 upon completion of unit 102. Two Sterline Slick Line units, included in property, plant and equipment, are pledged as collateral for this loan.

     Aggregate principal payments required on the vehicle loan over the next four fiscal years are as follows:

      2007                            $      83,998
      2008                                   89,478
      2009                                   95,386
      2010                                   16,492
                                      -------------
                                      $     285,354
                                      =============

10.  Long-term debt
                                     2006
                              --------------
     Vehicle loan             $       27,360
                              --------------
                                      27,360
     Current portion                   9,929
                              --------------
                              $       17,431
                              ==============

     The vehicle loan is repayable over 72 months commencing in August 2003 and ending in July 2009. The blended payments of principal and interest are $1,027 per month with an interest rate of 7.99% per annum. A 2003 Dodge truck, included in property, plant and equipment, is pledged as collateral for this loan.

     Aggregate principal payments required on the vehicle loan over the next five fiscal years are as follows:

     2007                       $       9,929
     2008                              10,500
     2009                               6,931
                                -------------
                                $      27,360
                                =============

                           CAPITAL RESERVE CANADA LTD
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2006




Summary of long Term Debt:

                     Vehicle Loan            $  17,431
                     Two Hills Lien          $ 800,000
                     BDC Loan                $  43,699
                                             ---------
                      Total                  $ 861,130
                                             =========

11.  Share capital

     Authorized
     The authorized share capital of the Company consists of an unlimited number of common shares without par value: Shares issued are as follows:

                                                                Dec. 2006
                                                               -----------
     Shares already issued in CRC prior to Aug 8, 2005           2,000,000
         Issued Nov 23, 2005 to purchase 78.2% of KCP           17,335,814
         Issued Nov 23, 2005 as a Debt Settlement               15,451,000
         Issued Nov 23, 2005 as an Option Exercise                  24,000
         Issued Feb 3, 2006 for the remaining 21.8% of KCP       4,834,300
         Issued Feb 16, 2006 as a Debt Settlement                4,521,307
         Issued June 15, 2006 Per Southbend Agreement           13,200,000
         Issued Aug 6, 2006                                         30,000
         Issued Oct 20, 2006 per Rich Resource agreement         1,000,000
                                                               -----------
         TOTAL to Dec 31, 2006                                  58,396,421
                                                               ===========

12.  Income taxes

     No provision has been calculated for income tax for current non-capital losses.

     The income tax effect of the significant components of the Company's future tax assets and liabilities is as follows:

     In assessing the valuation of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies.

     Due to the KCP's stage of development and operation, the Company believes there is significant uncertainty over the amount of and timing when non-capital losses may be claimed against future taxable income. Consequently, a valuation allowance has been provided against the value of the future tax asset. The valuation allowance is reviewed periodically and when and if the more likely than not criterion is met for accounting purposes, the valuation allowance will be adjusted by a credit or charge to earnings in that period.

     The Company has non-capital losses carried forward for income tax purposes in the amount of approximately $297,089 at December 31, 2006 that may be

                           CAPITAL RESERVE CANADA LTD
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2006




     applied against future taxable income. The losses expire in 2011 and 2012 respectively. The potential benefits relating to these amounts have not been recognized in the financial statements.

13.  Related party transactions

     The amounts due to the shareholders are non-interest bearing, unsecured and due on demand and are nil.

     During the year ended December 31, 2006, the Company paid a shareholder, director and officer reasonable comparable consulting fees of $60,000 which are included in general and administrative expenses (2005 - $63,880, 2004 - $43,976).

14.  Commitment

     The Company leases shop and office space under operating leases. The future office and shop lease payments are as follows:

                                          2007          $       32,250
                                                        --------------
                                          Total         $       32,250
                                                        ==============
15.  Financial instruments

     Credit risk

     The Company's sales are to customers in the oil and gas industry, which results in a concentration of credit risk. The Company generally extends unsecured credit to these customers, and therefore the collection of receivables may be affected by changes in economic or other conditions and may accordingly impact the Company's overall credit risk. Management believes the risk is mitigated by size, reputation and diversified nature of the companies to which the Company extends credit. As at December 31, 2006 one customer accounts for about 15% (2005, four customers account for 60%; 2004 two customers account for 94%) of the accounts receivable.

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

     Fair value of financial assets and liabilities

     The Company has estimated the fair value of its financial instruments, which include cash and cash equivalents, cash restricted, term deposit, accounts receivable, bank indebtedness, accounts payable, accrued liabilities, due to shareholder and long-term debt. The Company used valuation methodologies and market information available at December 31, 2006 and has determined that the carrying amounts of such financial instruments approximate fair value in all cases.

                           CAPITAL RESERVE CANADA LTD
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2006




     Change of year end date

     KCP Innovative Services Inc. changed its year end date from August 31 to December 31, effective in 2005 to be the same as Capital Reserve Canada Ltd., its parent company.

16.      Segmented information

     The Company operates in one geographic segment within one industry segment. Oilfield services are provided in Canada.

 17. Subsequent events

     Subsequent to the year end date, on February 2007, the company cancelled 30,000 restricted common shares for the subscription value of $15,000 as a result of a cancelled contract by the other party.