Form 20-F
period 2007-12-31
CAPITAL RESERVE CANADA LTD
filed 2008-07-07
CIK 1230622

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:

For the transition period from _____________________ to ______________________

Commissions file number 000-50339

CAPITAL RESERVE CANADA LIMITED
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant's name into English)

Alberta, Canada

(Jurisdiction of incorporation or organization)

4403-68 Avenue
Edmonton, Alberta 4403-68
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

65,566,421  Class A common shares as at December 31, 2007.

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
[  ] Item 17 [X] Item 18

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
[  ] Yes [  ] No

TABLE OF CONTENTS

PART I                      ………………………………………………………………………………………………2

Item 1.                      Identity of Directors, Senior Management and Advisors……………………..2

Item 2.                      Offer Statistics and Expected Timetable……………………………………….2

Item 3.                      Key Information                                ………………………………………………………………….2

Item 4.                      Information on the Company……………………………………………………8

Item 5.                      Operating and Financial Review and Prospects……………………………….16

Item 6.                      Directors, Senior Management and Employees………………………………..19

Item 7.                      Major Shareholders and Related Party Transaction…………………………..22

Item 8.                      Financial Information…………………………………………………………….24

Item 9.                      The Offering and Listing…………………………………………………………25

Item 10.                      Additional Information…………………………………………………………...25

Item 11.                      Quantitative and Qualitative Disclosures about Market Risk…………………29

Item 12.                      Description of Securities Other than Equity Securities…………………………29

PART II……………………………………………………………………………………………….29

Item 13.                      Defaults, Dividends Arrearages and Delinquencies……………………………..29

Item 14.                      Material Modifications to the Rights of Security Holders
                     and use of proceeds……………………………………………………………….29

Item 15.                      Controls and Procedures…………………………………………………………29

Item 16A.  Audit Committee financial Expert……………………………………………30

Item 16B.  Code of Ethics………………………………………………………………….30

Item 16C.  Principal Accountant Fees and Services……………………………………..30

Item 16D.  Exemptions from the Listing Standards for Audit Committees……………30

PART III……………………………………………………………………………………………..31

Item 17.                      Financial Statements……………………………………………………………..31

Item 18.                      Financial Statements…………………………………………………………….31

Item 19.  Exhibits………………………………………………………………………….31

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

The host country is the United States of America and therefore the Company provides disclosure of the exchange rate between its financial reporting currency which is in Canadian dollars and United States dollars (“US$”) of the host country based upon the exchange rate in effect at the end of the month or of the calendar year to which the amount relates, or the exchange rate on the date specified.  For such purposes, the exchange rate means the noon buying rate for United States dollars from the bank of Canada (the “Noon Buying Rate”). These translations should not be construed as representations that the Canadian dollar amounts actually represent such U.S. dollar amounts or that Canadian dollars could be converted into U.S. dollars at the rate indicated or at any other rate. The Noon Buying Rate at the end of each of the five years ended December 31, the average of the Noon Buying Rates on the last day of each month during each of such fiscal years and the high and low Noon Buying Rate for each of such fiscal years were as follows:

	2003	2004	2005	2006	2007
At the end of period	0.77	0.83	0.858	0.862	1.020
Average for period	0.72	0.77	0.825	0.882	0.930
High for period	0.77	0.85	0.869	0.909	1.0905
Low for period	0.64	0.72	0.787	0.853	0.844

Following is a table of the Noon Buying Rates on the last day of each month for the last four months ended April 30, 2008:

	January	February	March	April
At the end of period	0.996	1.016	0.974	0.993
Average for period	0.989	1.001	0.999	0.986
High for period	1.010	1.029	1.021	0.998
Low for period	0.969	0.981	0.973	0.974
The Noon Buying Rate as at May 12th, 2008 was 0.9961

Change of Control

On August 8th, 2005, the Company acquired 78.2% of KCP Innovative Services Inc. for the issuance of 17,335,814 Class A common shares for the Company bringing the total number of Class A shares issued and outstanding at that time to 19,335,814.  This effected a change in control of the Company.  Based on the acquisition of the controlling interest in KCP Innovative Services Inc. as of August 8th, 2005, and reverse merger accounting applied to the transaction, the following financial information reflects the financial information of KCP Innovative Services Inc. for the fiscal years ended August 31, 2002 to December 31, 2005.  KCP Innovative Services there after changed its fiscal year end to the fiscal year end of the Company which is December 31.

This date of writing this report is May 12, 2008.

Year End	Aug 31	Aug 31	Aug 31	Dec 31	Dec 31	Dec 31
	2003	2004	2005	2005 (4 mos)	2006	2007
	CAD	CAD	CAD	CAD	CAD	CAD
Operating Revenues	420,314	380,606	933,441	355,017	1,714,925	1,021,818
Income (loss) from Operations	47,304	(197,917)	(862,266)	(399,830)	(188,745)	(854,288)
Net Income (loss)	38,789	(178,084)	(643,469)	(258,114)	(188,745)	(854,288)
Net Income (loss) from Operations Per Share	.002	(.008)	(.037)	(.015)	(.0004)	(0.01)
Total Assets	151,820	2,848,614	2,003,032	1,698,171	7,128,648	6,460,892
Net Assets	63,068	2,048,488	291,726	883,308	5,818,271	5,912,304
Capital Stock	2,320,783	2,320,783	2,320,783	3,242,434	8,381,142	9,314,463
Number of Shares	17,335,814	17,335,814	19,335,814	34,810,814	58,396,421	65,566,421

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

Our shares should be considered highly speculative due to the proposed nature of our business and the current stage of our development.  Certain information set out in this annual report includes or is based upon expectations, estimates, projections or other “forward looking information”. Such forward-looking information includes projections or estimates made by us and our management as to our future business operations.  While statements concerning forward looking information, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost certainly vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.  See “cautionary statement concerning forward – looking information” in ITEM 12.

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

The cost associated with further development of our business and our ability to generate revenue will depend on a variety of factors, including our ability to meet out development schedule and customer needs, changes in technology, and the availability of additional funds that may be required to advance and expand our business. Additional funds, whether through additional equity financing, debt financing or other sources, may not be available on terms acceptable to us or at all, or may result in significant dilution to our shareholders and/or a change of control of the Company. The inability to obtain additional funds may have a material adverse affect on our business, results of operations, and financial condition.

There is no guarantee that we will generate profit.  We have incurred losses and anticipate losses will continue.  This could have an impact on stockholders’ investments in our common stock.

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

Our success will be largely dependent upon our ability to protect our proprietary technology.  We rely upon copyright law and trade secrets to protect our intellectual property. We have not, to date, applied for or obtained any patents or trademarks to protect our intellectual property in KCP.  Where appropriate, we also enter into non –disclosure agreements with persons to whom we reveal proprietary information. Any failure to protect our intellectual property could have a material adverse effect on our business, results of operations, and financial condition.

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

A small number of stockholders own a significant number of our shares which could make it difficult for other investors to make changes in our operations or management, and therefore, shareholders would be subject to decisions made by management and the majority stockholders.

A significant number of our outstanding shares are owned by four (4) stockholders, LFC Corporation and Messrs. Ken Pearson, Steven Claussen and Fergus Ismond.  In total, these stockholders own 35,045,810 shares of the total amount of 96,566,421 shares outstanding, which is approximately 36%.  These stockholders have the power to significantly influence our affairs and may be able to influence the outcome of matters required to be submitted to stockholders for approval, including the election of directors and the amendment of our articles of incorporation and bylaws. Conversely, it may be difficult for the remaining stockholders to influence the outcome of such matters.

Our business may attract uninsured liabilities which may have an adverse impact on us.

Our products are used in processes of production of oil and gas. Though it is unlikely that the products could cause damage, we may be subject to liability for property damage, personal injury or other hazards.  We are insured in accordance with industry standards to address certain of these risks; however, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities.  In addition, such risks may not in all circumstances be insurable. The payment of such uninsured liabilities would have an adverse effect on our business, results of operations and financial condition.

There may be environmental liability from our services.  In the event that losses or damages result from the operation of the assets that are not covered by the operator’s insurance, these losses or damages would become a liability for us. It is possible that uncovered losses and damages could be insured which could cause us to have to file for bankruptcy protection from the courts.

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

We are currently understaffed in our management. If our current essential officers leave prior to securing their replacements, we will be left without adequate management and our business operations would cease.

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

Our day–to-day management and operations are dependent on the expertise of Ken Pearson and Steve Claussen, our President. If both were no longer able to provide services, our operations could be threatened.

Currently, we are dependent on the expertise of Ken Pearson and Steve Claussen, who have an in-depth knowledge of our technology and operations. They are also responsible for the day-to-day management of our wholly-owned subsidiaries. Our ability to operate would be severely curtailed if they were to be unavailable.

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

Our future operating results may fluctuate significantly depending upon a number of factors, including industry conditions, prices of oil and natural gas, rate of drilling success, rates of production from completed wells and the timing of capital expenditures. This variability makes it very difficult to predict when we might reach profitability and hence would have a serious impact on the value of an investor’s investment in our company. In addition, any failure or delay in the realization of expected cash flows from initial operating activities could limit our future ability to continue exploration and to participate in economically attractive project.

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

Any extended or substantial decline in oil and natural gas prices would have material adverse effect on our ability to negotiate favorable joint ventures with viable industry participants, our cash flow and our access to capital. Our business may be adversely impacted by the Kyoto Protocol and/or unforeseen changing government regulations.

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established hereunder.  Canada, as an Annex B party  to the Kyoto Protocol, is required to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called “greenhouse gases”.

The direct or indirect costs of complying with emissions regulations may adversely affect the oil and gas business in Canada, which in turn may adversely affect the oil and gas services industry we will participate.

Other government regulations are subject to change at any time and are beyond our control.

US investors face the risk that their investment may be subject to special US federal income tax rules.

For any of our taxable years, if at least seventy-five percent (75%) of our gross income is “Passive income” (as defined in the Internal Revenue Code of 1986, as amended (the “Code”)), or if at least fifty percent (50%) of our assets, by average fair market value, are assets that produce or are held for the production of passive income, we will be a Passive Foreign Investment Corporation (“PFIC”).

If we are a PFIC for any taxable year during which an individual who is a citizen or resident of the United States or a domestic corporation (a “US Taxpayer”) owns any common stock, the US Taxpayer will be subject to US federal income tax rules, set forth in Sections 1291 to 1297 of the Code, with respect to all of such US Taxpayers’ common stock. For example, gifts and exchanges pursuant to corporate reorganizations and use of the common stock as security for a loan may be treated as a taxable disposition, and a stepped-up basis upon the death of such US Taxpayer may be not available. Furthermore, in the absence of an election by such US Taxpayer  to treat us as a “qualified electing fund” (the “QEF election”), as discussed below, the US Taxpayer would be required to (i) report any gain on disposition of any common stock as ordinary income rather than capital gain, (ii) to compute the tax liability on such gain and on certain distributions as if the share had been earned pro rata over the US Taxpayer’s holding period (or a certain portion thereof) for the common stock, and (iii) would be subject to the highest ordinary income tax rate for each taxable year of the US Taxpayer in which the shares were treated as having been earned.  Such US Taxpayer would also be liable for interest (which may be non-deductible by certain US Taxpayers) on the foregoing tax liability as if such liability had been due with respect to each prior year.

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

Environmental and safety regulations are extensive in the industry and subject to change at any time.  This may affect the development of our business. Environmental and Safety matters are more completely described in Item 4 of this document.

ITEM 4.                      INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Capital Reserve Canada Limited (“Capital Canada,” the “Company”, “we”, “us” or “our”) was incorporated on December 8th, 1999 as a private corporation under the Business Corporations Act (Alberta, Canada). On January 15, 2003, we amended our articles of incorporation to enable us to be a public company under the laws of the Province of Alberta. On May 28, 2003, we amended our Articles of Incorporation to forward split issued and outstanding shares of class A common stock on the basis of 2,000 shares for every one (1) share held.  From the date of incorporation to November 1, 2004, we were a wholly owned subsidiary of FACT Corporation. On November 1, 2004, FACT Corporation distributed our shares to FACT Corporation’s shareholders and to a creditor and we ceased to be a subsidiary of FACT Corporation.

Our principal place of business is located at 4403-68 Ave., Edmonton, Alberta, T6B 2N2. Our telephone number is 780-428-6026.

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

On August 2, 2005, we incorporated a wholly owned subsidiary, Capital Reserve Canada Projects Ltd., to effect the acquisition of an operating business in the oil and gas services industry.  On August 8, 2005, we issued a total of 17,335,814 of our Class A common shares and Capital Reserve Canada Projects Ltd. acquired a 78.2% interest in KCP Innovative Services Inc. (“KCP”). After this issuance, we had a total of 19,335,814 Class A common shares outstanding which resulted in a change in control of the Company.

On February 3, 2006, we issued an additional 4,834,300 shares of Class A common stock for the remaining 21.8% of the shares of KCP and Capital Reserve Canada Projects Ltd. This effected an amalgamation with KCP, with KCP being the surviving entity. KCP is now a wholly owned subsidiary of us. All of our operations are currently carried on by KCP. As all of our operations are undertaken by KCP, management has applied reverse merger accounting for the reporting of financial information. Unless otherwise stated, all of the financial information included in this annual report is the financial information of KCP, our wholly owned subsidiary, except for the shareholders’ equity which includes information for both us and KCP.

On June 13, 2006, we incorporated Two Hills Environmental Inc. in the Province of Alberta, Canada as a wholly owned subsidiary to acquire the assets of Southbend Power Ltd. (“Southbend”).  On June 16, 2006, as amended July 5, 2006, Two Hills Environmental Inc. and Southbend entered into an asset purchase agreement for the purpose of acquiring a water diversion permit, 147 acres of surface rights with water pumping station, and certain mineral rights from Southbend, in exchange for 13,200,000 of our Class A common restricted shares.

On August 11, 2006, we, through a newly formed subsidiary, Suncone Technologies Ltd (“SUN”), entered into an agreement with Southbend whereby Southbend agreed to sell to SUN an Infratronic Soil Sterilization Unit for $50,000 on the condition that the unit passed a start-up and operational test to the sole satisfaction of SUN no later than September 30, 2006.  This was later extended to November 30, 2006 after which the contract was cancelled by SUN. Southbend was given until March 31, 2007 to repay the $50,000.  On December 11, 2006, both parties agreed to apply the $50,000 against work done by Southbend on the Two Hills site. This work consisted of cleaning debris from the Two Hills site. SUN was subsequently dissolved on Dec 18, 2006.  The $50,000 was offset by work done by Southbend on the site during the 2007 fiscal year.

On October 20, 2006, we purchased salt rights to about four (4) sections of adjacent land from Rich Resources Investment Ltd. in exchange for 1,000,000 of our Class A common restricted shares.

On February 4, 2008 we issued 23,500,000 shares to purchase the shares of Behral Canada Ltd. Behral owns the patents to a blowout preventer valve, stack control system and portable blowout controller. Behral also owns a floating offshore drilling vessel, a blow out preventer stack control system as well as a subsea blowout stack control system. Pursuant to the agreement, the CEO of Behral becomes our CEO.

Principal Capital Expenditures and Divestitures

The financial statements presented in this annual report relate to our consolidated operations of our wholly owned subsidiaries, KCP and Two Hills Environmental Inc. We have included the information as to capital expenditures and divestitures in this section.

We were previously in the oil and gas industry by way of the ownership of certain producing and non-producing oil and gas properties. On May 15, 2003, we sold certain oil and gas producing properties to Hornet Energy Ltd. for $150,000 CDN or approximately $113,920 USD.  The funds received paid off certain loans with Alberta Treasury Branches in full, funded the drilling of an exploration well in Montana and paid down a total of $57,526 USD of debt with FACT Corporation.

On June 10, 2003, we executed an agreement with FACT Corporation and Terra Nostra Technology Ltd. whereby we acquired an interest in certain oil and gas leases held in Rosebud and Garfield Counties, Montana for $10, 000 USD.  As part of such agreement, we also took ownership of small producing oil and gas wells in Colorado, known as the Kejr leases. We expended a total of $6,181 for the drilling of an exploration well on the Montana leases during July, 2003. The well was a dry hole.  Our management determined to divest itself of the Kejr leases and the Montana leases. On December 23, 2004 we entered into an agreement with Stone Canyon Resources Inc.  (“Stone Canyon”) whereby we transferred to Stone Canyon all rights and interest in and to the Kejr and Montana leases in exchange for Stone Canyon assuming all current liabilities and any future liabilities for the Kejr and Montana leases.

Effective January 1, 2004, KCP acquired from a group of individuals a computer modeling system to analyze the underground formations that contain natural gas and oil by way of the issuance of a total of 14,966,270 common shares of KCP.

On June 11, 2004, KCP acquired 100% of the issued and outstanding shares of Zone Technologies Ltd. (“Zone”) from an existing shareholder and an unrelated party. Consideration for the acquisition was $782,500 which was paid by the way of 1,294,444 shares of KCP and $200,000 cash.

Vendor	Percent Ownership	Cash Consideration	Share Consideration
Darren Klassen	50%	$200,000	425,000 KCP Shares
Ken Pearson	50%	-	869,444 KCP Shares
Total	100%	$200,000	1,294,444 KCP Shares

On September 26, 2005, Zone Technologies Ltd. was dissolved and the assets were transferred directly to KCP.

During February and March 2005, KCP purchased two Slick Line Units at a cost of approximately $650,000 for use in field operations.

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

On August 19, 2007 we issued 4,500,000 shares for the retirement of a $800,000 lien on the Two Hills property. The shares were issued to Southbend Powers Ltd.

On February 4, 2008 we issued 23,500,000 shares to purchase the shares of Behral Canada Ltd. Behral owns the patents to a blowout preventer valve, stack control system and portable blowout controller. Behral also owns a floating offshore drilling vessel, a blow out preventer stack control system as well as a subsea blowout stack control system. Pursuant to the agreement, the CEO of Behral becomes our CEO.

Principal Capital Expenditures and Divestitures in Progress

We are in the process of obtaining loans, or convertible debentures, either by mortgage or by Joint Venture to help with the development of the Two Hills site. Negotiations are underway to secure $2 million for this purpose. Nothing has been finalized at the date of writing this report.

On February 8, 2008, KCP Innovative Services Ltd. sold one of the slickline trucks for $300,000. The proceeds were used to retire the equipment loan with Canadian Western Bank of about $236,000 and the remainder was used for working capital.

In early May 2008, the Board of Directors asked our CEO, Steve Claussen, to provide a plan for the development of the Two Hills site. The Board believes that unlocking its value will provide the most opportunity for increasing shareholder value. As part of the study, our CEO is also to provide analysis how KCP Innovative Services Inc. could be developed as a part of the overall plan, or, in turn, provide a plan for its divestiture either by sale to Ken Pearson, or to an outside party, or by dissolution of KCP. There is no update on progress as of the date of writing this report.

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

On June 13, 2006, we acquired the assets of Southbend to assist the oil and gas industry with problem waste and to provide underground storage. These assets include the property and water diversion permit at the Two Hills site in Alberta.

On February 4, 2008 we purchased the shares of Behral Canada Ltd.  Behral owns the patents to a blowout preventer valve, stack control system and portable blowout controller. Behral also owns a floating offshore drilling vessel, a blow out preventer stack control system as well as a subsea blowout stack control system. Pursuant to the agreement, the CEO of Behral becomes our CEO. Until the purchase of Behral , all of our operations were undertaken by KCP.

Operations and Principal Activities

Since August 2000, we have been operating in the oil and gas services industry.  All of our present business is conducted in Alberta, Canada through wholly owned subsidiaries KCP, Two Hills Environmental Inc. (“Two Hills”), and Behral Canada Ltd.

Our lead product is the Split Ball Blowout Preventer (SBOP). The SBOP has been built and tested to withstand up to 20,000 psi and is the next generation of blowout preventers for the oil and gas industry. It provides the highest level of safety when a blowout occurs and may be the only environmentally safe technology equipment available on the market. The SBOP virtually eliminates all the hazards associated with the event by using the wells own pressure to assist in the valve closure. The SBOP’s size and weight is less than half of that of current industry BOPs.

Solus Interactive Media (SIM)

SIM is the media arm of Behral Cananda Ltd. and provides media and marketing for the company both in print and publishing as well as in online interactive media. SIM also owns intellectual property relating to program and software properties under ongoing development.

KCP Innovative Services Inc. (KCP)

KCP is a corporation that develops tools for and provides services using such tools to businesses engaged in the exploration for energy. Specifically, KCP’s tools are used for measuring the flow and quantity of production of oil and gas wells. KCP’s measurement tools are used by oil and gas companies to measure pressure and temperature of a well, which enables improved production information on development life to assist the Alberta Energy and Utilities Board to determine royalty payments and gas reserves.

For the three (3) fiscal years ending 2005 and 2006 and 2007, about ninety-four percent (94%) of its business was from the application of KCP’s perforation inflow diagnostics (“PID”) technology. The remaining 6% comes from Injection Technology and the Turbine Meter.

KCP commenced operations in 2001.  KCP was formed by Mr. Ken Pearson to develop measurement tools with Mr. Pearson himself researching, developing and deploying services using such tools. On January 1, 2004, KCP changed its size from a single operator to a larger operation, to take advantage of the opportunities Mr. Pearson identified in the market. KCP grew its management team and an experienced Board of Directors adding Messrs. Getty, and Hawkes. KCP refined its business plan and moved ahead with private placements to raise capital for operations.

KCP’s Services

KCP provides services to oilfield operators.  KCP’s primary service uses a number of proprietary processes as well as proprietary equipment. As described below, the various measurement services offered by KCP are provided directly at client well sites by a crew of one (1) or two (2) KCP employees or contractors.  Crews are primarily made up of KCP employees, but KCP also contracts out certain services to wire line companies in the area of a particular client well site. Provision of KCP’s services to clients requires specialized staff with knowledge of the oilfield services industry and KCP’s technology. Basic wire line knowledge and basic computer knowledge are required, with further training on KCP’s services provided by KCP.

KCP’s primary Tools are as follows:

Perforation Inflow Diagnostics (“PID”)

PID testing is comprised of a set of tools and processes that determine the permeability, skin, reservoir pressure, and gas and liquid inflow during a perforating operation to the well site. Perforating is used to help determine the size and viability of the well. Memory gauges are dropped from the surface on a perforating drop bar using an electric line to convey the data.  The electric line conveys the data to a surface recorder at the well head so that information of the well inflow may be evaluated by the user at the time of the perforation.  This information comes from an analysis of the data from the memory gauges using KCP’s proprietary software. The results are available in graphic form, helping the user determine if the well is viable, and, if viable, which drilling methodology should be used.  Management of KCP believes that PID gives more accurate measurement of pressure and temperature, and therefore better production of the well, than traditional analysis.  Neither the PID process nor the tools and gauges are used in the process currently offered by KCP’s competitors. This product is targeted at all producers of natural gas. No material regulatory approvals or documentations are required for KCP to achieve its business objectives with respect to this product.

PID testing is achieved with two in-house PID slick line units, one drop spool unit and by renting slickline trucks as required. Since the two PID Slickline units were not available until March 29, 2005, most of KCP’s revenue for the first half of fiscal year 2005 was generated by KCP’s drop spool unit and by renting Slickline trucks as required.  PID testing has created most of the revenue.

Ninety four percent (94%) of sales in fiscal year 2007 were generated in the PID market.

Injection Technology

Coal Bed Methane (“CBM”) is a gas found in coal seams and is produced and sold as natural gas. Coal beds, however, offer different challenges since they tend to be saturated with water and the pressure tends to be much lower than in natural gas wells.  However, the water pressure is sufficient enough to hold the CBM in solution and, once the pressure is reduced, CBM separates from the water and is able to be piped away.

The challenge is to depressurize the well without dewatering below the coal seam and running the risk of damaging the formation and preventing the recovery of more CBM. A great deal of care is therefore needed to help determine the profitability and achieve the production without damaging the well.

KCP’s injection technology is used to determine the profitability of CBM deposits and is composed of both hardware and software technologies and is mounted in a trailer that is pulled by a pick-up truck. The unit injects fresh water into the underground formation to help open the coal beds. Once flow can be achieved, gauges then measure the flow rate for the methane gas.  Since water has to be removed from the well first, this process helps determine whether the well will be profitable before the customer makes a significant investment in the well.  KCP is presently unaware of any companies that provide a competing service to its injection technology. The technology is targeted to all producers of methane gas and is currently in the commercial production stage.  No material regulatory approvals or documentation are required for KCP to achieve its business objectives with respect to this product.

Vent Gas Analyzer

The Vent Gas Analyzer (Turbine Meter) is intended to assist with well abandonment by significantly reducing the time required to determine emissions to the atmosphere. It uses a turbine meter and deadweight to accurately calculate flow rates of gas to the atmosphere.  This helps ensure that there are no emissions above the regulatory guidelines. Management of KCP believes that the process is more accurate and not as labor intensive as previous methods. The technology is proprietary to KCP and, to the knowledge of KCP; there is no utilized competitor in the industry that uses similar technology or products.  This product will be targeted to all oil and gas exploration companies.   No material regulatory approvals or documentation are required for KCP to achieve its business objectives with respect to this product. Turbine Meter sales in 2007 amounted to about one percent (1%) of total sales.

Electronic Shut-In-Tool

The electronic-shut-in-tool is a programmable tool intended to measure pressure, volume and temperature for the purposes of determining the productivity of an existing well. Management of KCP believes that it is the only tool available to the industry that is programmable and has multi functions. It can be programmed to open and close at certain intervals as compared to conventional tools that are open or closed based on a fixed time. The programmable feature also allows the tool to automatically shut-in based on pressure. This allows the pressure to build up in the well, thus enhancing its life and production. The product is targeted to oil and gas companies. There are no sales to date for this tool. No material regulatory approvals or documentation are required for KCP to achieve its business objectives with respect to this tool.

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

Market

KCP conducts its own marketing as follows:

KCP’s sales strategy to date has been driven primarily by personal contacts with senior management.  These contacts are derived from previous work projects. A number of supplemental marketing methods have been contemplated. These include referral fees, company brochures, exhibits at trade shows in Calgary, advertisements in industry magazines, and a company website. KCP may also employ a commissioned sales person or contact engineering offices at targeted companies by telephone.  In addition to pursuing and securing new accounts, KCP plans to focus on widening existing accounts.

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

The oil and gas market continues to be strong. According to the Canadian Association of Petroleum Producers (“CAPP”) website, “CAPP is projecting significant potential growth in crude oil production by 2020”. CAPP also believes that Canada has significant potential in emerging resources such as natural gas from CBM. KCP estimates that while approximately fifty percent (50%) of wells are suitable for measurement with KCP's products, only a small portion are customers. As production eventually declines in Western Canada, management of KCP believes that KCP will maintain its growth, as customers will seek KCP's tools to enhance current production wells, and to reactivate abandoned wells. In addition, exploration and development companies require new data from all wells on an annual basis and will have a use for KCP’s tools.

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

Management of KCP further believes that market acceptance for KCP’s tools and services are growing as its products become more frequently utilized.  However, to date, no market testing or surveys have been carried out with respect to market acceptance of KCP's tools and services.

KCP's tools and services are not affected by any market controls or regulations directly.  However, because KCP's clients and target clients, as exploration and drilling companies, are subject to regulatory control, it is anticipated that any future significant changes to the oil and gas regulatory scheme may have an indirect effect on KCP’S ability to market its products and services.

Problem Waste and Underground Storage

Our subsidiary, Two Hills, owns approximately 147 acres of industrial land, salt rights, and a water diversion permit on the North Saskatchewan River, near Two Hills, Alberta, Canada.

The Two Hills property sits above the Lotsburg salt formation running along the eastern part of Alberta, Canada. Also, on the property are four (4) existing salt caverns that were capped some time ago.  We believe that three (3) of these caverns are empty. Previous applications with the Energy and Utilities Board in Alberta have been cancelled. We are currently finalizing a business plan for the site and will seek approvals on the overall plan prior to applying for permits. Caverns may be suitable for such things as carbon dioxide or natural gas storage.

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

We take the issue of environmental stewardship very seriously and work diligently with our operators to ensure that compliance with applicable environmental and safety rules and regulations. Compliance with such laws and regulations has not had a material effect on our operations or financial condition in the past. However, because environmental laws and regulations are becoming increasingly more stringent, there can be no assurances that such laws and regulations or any environmental law or regulation enacted in the future will not have a material effect on our operations or financial condition.

ORGANIZATIONAL STRUCTURE

Our subsidiaries, as of the year ended December 31, 2007, were KCP and Two Hills.  Both of these companies are incorporated pursuant to the laws of the Province of Alberta, Canada. We will be proposing a name change at the next Annual General Meeting to “Behral Canada Ltd.” Then the existing Behral Canada Ltd. will be renamed to Behral Technology Inc. (BTI) and remain as a wholly owned subsidiary of our company.

PROPERTY, PLANT AND EQUIPMENT

Our principal corporate and administrative offices are located at 18102-102 Ave., Edmonton, Alberta, Canada.  KCP’s office is located at 4403-68 Ave. in Edmonton.

Until June 1, 2006, administrative space was provided free of charge by LFC Corporation (“LFC”), one of our shareholders.  On June 1, 2006, we agreed to pay LFC Corporation rent of $2,000 per month which includes telephone, computers, photocopier, fax and reception.  There was no formal rental agreement and the rental was a verbal agreement on a month-to-month basis and is cancelable at any time.  We concluded our lease with LFC on December 31, 2006.

KCP leased 6,500 square feet of office space in Edmonton, Alberta, Canada at 4304-74 Ave, Edmonton, Alberta.  The lease was a three (3) year term commencing on October 15, 2004, and expired on October 14, 2007.  The base rent was $3,500 per month net of taxes.  Under the lease agreement, KCP was responsible for the costs of all utilities, property taxes and business taxes.  On November 1, 2007, KCP leased new space at 4403-68 Ave for a five (5) year term which expires on October 31, 2012, at a cost of $11,845 per month.

KCP had a financing agreement with Canadian Western Bank for $423,500 dated March 22, 2005 for the financing of two (2) PID trucks.  The loan was a sixty (60) month term bearing interest at 6.375% per annum.  The monthly payment was $8,313.29.  The balance of the loan on May 12, 2008 was zero.

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

Prior to the fiscal year ended August 31, 2005, KCP changed its fiscal year end from August 31 to December 31.  We have provided financial information for the transitional four (4) month period ended December 31, 2005 and for the fiscal years ended August 31, 2005, December 31, 2006 and 2007.

Comparison of 2007, 2006 and 2005

Revenues for the fiscal year ended December 31, 2007 were $1,021,818 and showed a decrease over revenues from the previous fiscal years ended December 31, 2006 of $1,714,925 and an increase over August 31, 2005 of $933,441. The decrease in revenue in 2007 can be attributed to a slow-down in the oil and gas industry in Alberta for that year. The increase in revenues for 2006 can be predominantly attributed to the availability of additional equipment for operations in KCP and increased marketing efforts of management.

For the years ended December 31, 2007, we incurred operating losses of $854,288 as compared to operating losses of $188,745 for the fiscal year ended December 31, 2006 and operating losses of $862,266  for the fiscal year ended August 31, 2005. Cost of sales for the year ended December 31, 2007 decreased to
$789,137 from cost of sales of $846,090 for the year ended December 31, 2006 and increased from $605,370 for the fiscal year ended August 31, 2005.  This was mainly due to a corresponding decrease in sales. Expenses for the year ended December 31, 2007 remained steady at $1,086,969 as compared to expenses of $1,057,580 for the year ended December 31, 2006 and $1,190,337 in the fiscal year ended in August 31, 2005.  Salaries and benefits decreased to $213,345  in 2007 from $236,671  and $173,460 in 2006 and 2005 respectively due to the slowdown. General and administrative expenses increased to $637,196 in 2007 from $530,381 in 2006 and from $430,431 in 2005.  This is due to higher administrative costs and a need to retain management and consulting services to maintain the public listing.  Amortization decreased to $213,782 in 2007 from $261,042 in 2006 which decreased from $553,924 in 2005.  The large amount in 2005 was due to onetime write downs.

During the fiscal year ended August 31, 2005, KCP raised a total of $142,179 by way of a private placement of common shares and repaid a total of $70,000 to two (2) investors pursuant to the cancellation of a private placement.  During the fiscal period ended August 31, 2004, KCP raised a total of $1,619,505 by way of private placements of common shares.

During fiscal year ended December 31, 2006, we issued 13,200,000 common shares in exchange for the assets of Southbend. This transaction was valued at $4,777,279. Also 1,000,000 of our common shares were issued to Rich Resource Investments. This transaction was valued at $134,400.

During the four (4) month period reflected on the financial statements for the fiscal year ended December 31, 2005, we had revenues of $355,017.  Costs of sales were $184,165.  Expenses for the four (4) month period were $570,682 and were comprised of $54,358 for salaries and benefits, $279,027 for general and administrative, $229,154 for amortization and interest costs of $8,143. There are no comparable periods for 2004 as we effected a change in our fiscal year end.

On August 19, 2007 the $800,000 lien on the Two Hills property and a BDC loan for approximately $39,000 was paid with 5,000,000 of shares of common stock. The lien on the Two Hills property has subsequently been discharged.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Working Capital and Stockholders’ Equity

Using current assets minus current liabilities, as of December 31, 2007, we had negative working capital of $(101,061) compared to positive working capital of $314,184 on December 31, 2006, and compared with positive working capital of $205,764 on December 31, 2005. On February 8, 2008 one of the slickline trucks was sold and this placed us in a positive balance once again.

As of December 31, 2007, stockholders' equity was $5,912,304 compared to $5,818,271 at December 31, 2006 and $883,308 at December 31, 2005. Stockholders’ equity and KCP’s working capital increased in 2006 mainly because of the acquisition of Southbend assets.  It had decreased during 2005 due to the acquisition of additional equipment and increased expenses as KCP increased operations and undertook to become a public company.

Liquidity

We expect that we can meet our monthly overhead requirements from our current cash and cash equivalents for the next twelve months.  We expect to be able to generate sufficient amounts of cash and cash equivalents, both in the short and long term, to maintain our capacity, meet our planned growth and development activities.  Cash and cash equivalents are expected to come from offerings of the Company’s securities to the public, joint ventures, and sales of its subsidiaries’ tools and services to its target customers.

Sources of Working Capital

During 2006 and 2007, our primary sources of working capital have come from revenues generated from our operations in KCP.  As at December 31, 2007, we had cash equivalents of $7,895 and accounts receivable of $250,871.  To develop the Two Hills site, the company will be looking for capital from either a mortgage or a joint venture arrangement or both.

Borrowings

KCP has an operating line of credit in the maximum amount of $95,000.  Interest is charged monthly on the outstanding balance at the rate of Bank of Canada prime plus one percent (1%).  As at December 31, 2007, the amount outstanding was $14,000.

KCP had a demand bank loan repayable over sixty (60) months maturing February 2010.  The loan had monthly blended payments of principal and interest of $8,313.  The interest rate on the loan was 6.375%.  The loan was secured by two Sterling Slick Line units.  The balance as of December 31, 2007 was $236,028. On February 8, 2008 the loan was paid in full.

Two Hills assumed a $50,000 (maximum) loan, and a lien of $800,000 from Southbend.  The loan had monthly payments of interest and an interest rate of two percent (2%) per month and was due March 5, 2011. The balance of the loan on December 31, 2007 was $0.  The lien and the loan were settled with 5,000,000 shares on August 19, 2007.

Neither we nor our subsidiaries are in arrears on the payment of interest or principal payments on borrowing.  We are not, nor have we been during the fiscal year ended 2007, in default on any debt covenants.

Material Capital Commitments

KCP had taken delivery of the two (2) PID trucks.  One was delivered on February 18, 2005 and the other was delivered on March 29, 2005.

KCP has arranged capital lease financing for the trucks totaling $494,614 including interest, of which $236,028 was still outstanding at December 31, 2007.  The balance of the loan was paid off on February 8, 2008 leaving a loan balance of zero.

KCP leases space in Edmonton at 4403-68 Ave.  The lease is for a period of five (5) years commencing on November 1, 2007 at $11,845 per month.

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

Two Hills conducted no research and development in 2007.

The Company has no licenses but has the following patents held in Behral Canada Ltd:

                 Canadian Patent 1239091 Blowout preventer valve and stack
                 Canadian Patent 1239090 Subsea BOP stack control system

TREND INFORMATION

We are not aware as of the filing of this annual report of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our financial condition.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

CAPITAL RESERVE CANADA AS AT DECEMBER 31, 2007
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
	Payments due by period
CONTRACTUAL OBLIGATIONS	Total	Less than one year	1-2 years	3-5 years	More than 5 years
KCP Lease Obligations (Office Space)(1)	687,010	142,140	284,280	260,590	0
Purchase Obligations(2)	236,028	89,478	146,550	0	0
Long Term Debt(3)	17,432	10,752	6,680	0	0
Total	940,470	242,370	437,510	260,590	0
(1)  Based on rent of $11,845 per month net of any taxes or operating costs.
(2)  Bank loan for the purchase of two (2) Sterling Slick line units blended monthly payments of $8,313. The loan was paid in full February 8, 2008.
(3)  Vehicle loan with blended payments of $1,027.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth at the date of writing this report the names and ages of our current directors and executive officers, the principal offices and positions held by each person and the date such person became a director or executive officer. Our executive officers are elected annually by our Board of Directors. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one (1) year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers, and no persons have been elected as a director or officer at the request of any shareholders, customers, suppliers or others.

Name	Age	Title
Donald Getty	74	Chairman of the Board and Director
Steve Claussen	37	Director, President and CEO
Robert Hawkes	51	Director of KCP
Mark Glaser	56	Director
Ken Pearson	57	Director and President of KCP

Donald Getty - Chairman of the Board, Director of Capital Reserve Canada Ltd. and Director of KCP Innovative Services Inc.

Mr. Getty earned his Business Administration Degree from the University of Western Ontario with honors in 1954. His positions with the Alberta Government included two (2) terms as Premier of Alberta, the position of Energy Minister and the position of Minister of Federal and Intergovernmental Affairs. In his business career, Mr. Getty has served on the boards of distinguished companies such as the Royal Bank of Canada, Nova Company, Genstar Company and Interprovincial Pipe and Steel Corp.  Mr. Getty joined us as a director and was appointed Chairman of our Board of Directors on August 13, 2005. Mr. Getty

currently sits on the Board as a Director of Guyanor Resources (TSE), Nationwide Resources (TSE) and Mera Petroleum’s (TSX).  Mr. Getty has been a director of KCP since January 28, 2004.

Steve Claussen - Director, President and CEO of Capital Reserve Canada Ltd.

Mr. Claussen has 10 years experience as a CEO, and an entrepreneur, and he has built successful companies in the retail, publishing and oil and gas industries.  Mr. Claussen is current CEO of Behral Canada Ltd. and this should help expedite the merger process. Mr. Claussen became President and CEO of our company on December 20, 2007 and became a Director on February 6, 2008.

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

Mark Glaser – Director of Capital Reserve Canada

Mr. Glaser is a Professional Engineer with 25 years of oil and gas industry experience. He is currently the Vice President and COO of Newcast Energy Corp, a private oil and gas company with operations in Alberta. Mr. Glaser was previously the COO of Enco Gas, Ltd., a private oil and gas company. He managed the company for over five years until it was sold in March 2007. Prior to joining Enco, Mark was the Exploitation Manager of Calpine Canada which experienced dramatic growth mainly through acquisitions.  From 1986 to 1999, Mark was employed at Poco Petroleums Ltd. in various positions and finished as a Senior Exploitation Engineer working areas from Saskatchewan to Edson. Mark’s strengths are exemplified by his extensive broad experience in the oil and gas industry which he plans to apply to deliver results to the stockholders of Capital Reserve Canada Ltd. by exploiting, identifying, investing in and executing strategies to fully explore asset potential.  Mr. Glaser became a Director of our company on March 6, 2008.

Ken Pearson - President and Director of KCP Innovative Services Inc.

Mr. Pearson has thirty-six (36) years experience in the oil and gas industry.  He has spent eleven (11) years in the research and development of high performance methodologies to enhance measurement devices and the resulting information from those devices.  He is trained on full-bore tools, drill stem testing and telemetry tools for case holes and has developed many measurement devices.  Mr. Pearson has been a director and the President of KCP Innovative Services Inc. since inception.  He became a director of Capital Reserve Canada Ltd. on August 12, 2005 and remained as a Director until March 6, 2008. He was President and CEO of Capital Reserve Canada from December 28, 2006 until July 19, 2007 when Mr. Rocky Rombs accepted the position, and again starting October 30, 2007, when Mr. Rombs resigned, until December 20, 2007.

COMPENSATION

The following table sets forth the compensation paid to our directors and members of our management group for the last fiscal year.

	Annual Compensation		Long Term Compensation
Name and Principal Position	Year	Salary (CDN$)	Bonus (CDN$)	Securities Under Options to be Granted (#)	Long Term Incentive Plan Payouts (CDN$)	All other Compensation (CDN$)

Donald Getty Chairman of the Board and Director	2007 2006 2005	0 0 0	-	-	-	-

Ken Pearson Director and CEO of KCP	2007 2006 2005	170,000 120,000 108,000	29,294 28,000 0	-	-	-

Robert Hawkes Director	2007 2006 2005	0 0 0	-	-	-	-

Rocky Rombs Director	2007 2006 2005	0 0 0	-	-	-	-

We have not paid any other compensation to any other members of our management, administrative or supervisory bodies.  Faye Pearson earns $5,833 per month as Office Manager.

MANAGEMENT CONTRACTS

KCP had a management contract with Projex Corporation Ltd., a company of which James Baker is the sole officer and director, for the provision of Mr. Baker’s services as CEO for $5,000 per month on a part-time basis, commencing Feb 1, 2005.  Mr. Baker devoted approximately fifty percent (50%) of his time to us and KCP.  The other fifty percent (50%) of his time was devoted to his consulting business.  The contract concluded on December 31, 2006.

KCP has an employment agreement with Ken Pearson, as President of KCP, for $14,166 per month. The agreement commenced on February 1, 2005.  The contract has no specific term of employment and no specific termination clause.  Any termination would be subject to the employment laws of the Province of Alberta, Canada.  Employment includes a company health plan covering healthcare supplemental coverage, dental care, vision care, life insurance and disability.  The cost of the plan for Ken Pearson is $98.20 per month.

KCP has an employment agreement with Faye Pearson for Office Management Services for $5,833 per month.  The contract has no specific term of employment and no specific termination clause.  Any termination would be subject to the employment laws of the Province of Alberta, Canada.  Employment includes a company health plan covering healthcare supplemental coverage dental care, vision care, life insurance and disability.  The cost of the plan for Faye Pearson is $168.40 per month.

Compensation of Directors

No directors received any form of compensation in their capacity as our directors to December 31, 2007. However, on March 13, 2008, our CEO approved the issuance of 1,000,000 shares each to the three existing directors as compensation for being on the Board. This issuance is subject to stockholders’ approval at the next Annual General Meeting.

BOARD PRACTICES

Members of our Board of Directors are elected annually at the Annual Shareholders’ Meeting and hold their positions until the next Annual Shareholders’ Meeting.  The last meeting was held December 13, 2007.  We have not entered into any formal service contracts with any of our directors for their service as directors.

We do not have any standing audit, nominating or compensation committees of the Board of Directors.  Our Board of Directors undertakes the role of audit and compensation committees at this time.  Our executive officers are elected annually by our Board of Directors and hold such positions until the following year or until his her successor is duly elected by our Board of Directors.

EMPLOYEES

As at December 31, 2007, KCP had seven (7) employees including one (1) president, one (1) office manager, one (1) clerk, and four (4) field personnel all located in Edmonton, Alberta.

Presently we have a total of eight (8) employees.

SHARE OWNERSHIP

The following table sets forth information, as of May 12, 2008, with respect to the beneficial ownership of Capital Reserve Canada Limited's Class A common stock by each of our officers and directors, and by our officers and directors as a group.  Information is also provided regarding beneficial ownership of Class A common stock if all outstanding options, warrants, rights and conversion privileges are exercised, and additional shares of our Class A common stock are issued.

TITLE OFCLASS	BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS (1)

Class A Common	Ken Pearson, Director, CEO and President of KCP Innovative Services Inc.; c/o 4403-68 Avenue Edmonton, Alberta, T6B 2N2	7,840,644 common shares held directly	8.1%

Class A Common	Donald Getty, Director and Chairman of the Board of Capital Reserve Canada Limited, and Director and Chairman of KCP Innovative Services Inc.; c/o 1273 Potter Greens Dr Edmonton, Alberta T5T 5Y8	2,410,900 common shares held indirectly.(2)	2.5%

Class A Common	Robert Hawkes, Director of KCP Innovative Services Inc.; 136 Woodford Close SW Calgary, Alberta T2W 6E2	300,000 common shares held directly	0.3%

Class A Common	Steve Claussen, CEO, Director and President of Capital Reserve Canada; St. Albert, Alberta T8N 5M1	12,662,500 common shares held directly	13.1%
Class A Common	Mark Glaser, Director of Capital Reserve Canada, Calgary, Alberta	2,000,000 common shares held directly	2.1%
	All Officers and Directors as a group	25,214,044 common shares	26.1%

(1)	Based on 96,566,421 shares of Class A Common Stock.
(2)	Held in Sunnybank Investments Ltd., a company of which Mr. Getty is the sole shareholder.

ITEM 7.                      MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR STOCKHOLDERS

The following table sets forth information, as of May 12, 2008, with respect to the beneficial ownership of Capital Reserve Canada Limited's Class A common stock by each person known to be the beneficial owner of more than five percent (5%) of the outstanding Class A common stock.  As at May 12, 2008 there were a total of 856 stockholders holding 96,566,421 of our Class A common shares.

Information is provided regarding beneficial ownership of Class A common stock if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of Class A common stock are issued.

TITLE OF CLASS	BENFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS (1)
Class A Common	Fergus Ismond 112 80 Chippewa Rd. Sherwood Park, Alberta	5,690,000 common shares held directly	5.9%

Class A Common	LFC Corporation, Suite 2440, 10303 Jasper Ave., Edmonton, Alberta	8,852,666 common shares held indirectly(2)	9.2%

Class A Common	Steve Claussen, CEO, Director and President of Capital Reserve Canada, St. Albert, Alberta T8N 5M1	12,662,500 common shares held directly	13.1%

Class A Common	Ken Pearson, Director, CEO and President of KCP Innovative Services Inc.; c/o 4403-68 Avenue Edmonton, Alberta, T6B 2N2	7,840,644 common shares held directly	8.1%

(1)  Based on 96,566,421 shares of Class A common stock.
(2)  The beneficial owner of LFC Corporation. is Lambert Lavallee.

RELATED PARTY TRANSACTIONS

On August 8, 2005, we issued a total of 7,585,814 Class A common shares to Ken Pearson, a member of the Company’s and KCP’s Boards of Directors, and 4,000,000 Class A common shares to Projex Corporation Ltd., a company controlled by James Baker, at that time, an officer and a member of the Company’s and KCP’s Boards of Directors. The shares were issued as part of the acquisition transaction of KCP.

On November 24, 2005, we issued a total of 1,000,000 Class A common shares to Ken Pearson in settlement of $50,000 USD debt owed by the Company and a total of 500,000 Class A common shares to Sunnybank Investments Ltd., a company controlled by Don Getty, a director of us and KCP, for settlement of $25,000 USD debt.

KCP borrows funds from its stockholders, directors and employees from time to time in order to meet working capital requirements and to ensure payment of liabilities as they come due. As at December 31, 2007, the amount outstanding under these loans was nil.

On January 28, 2004, KCP appointed an employee of one of KCP’s customers as a director, Mr. Robert Hawkes, who is an employee of BJ Services Company Ltd. During the fiscal year ended December 31, 2007, KCP earned $184,046 of revenues from this customer in the normal course of operations.

On February 1, 2005, KCP entered into a consulting management contract with Projex Corporation Ltd., a company controlled by a stockholder, and at the time, an officer and director of KCP. During the twelve (12) month period ended December 31, 2006, we paid $60,000 (for the fiscal year ended August 31, 2005 - $63,880), in consulting fees pursuant to this contract. Pursuant to the terms of the contract, Projex Corporation Ltd. receives $5,000 per month and has been paid up to date to December 31, 2006 at which time the contract was concluded.

On February 1, 2005, KCP entered into an employment agreement with Ken Pearson. During the twelve (12) month period ended December 31, 2007 we paid Mr. Pearson $170,000. During the twelve (12) month period ended December 31, 2006, we paid Mr. Pearson $120,000 (for the fiscal year ended August 31, 2005 - $ 108,000) for services rendered under this employment agreement.  Pursuant to the terms of this agreement, Mr. Pearson receives $14,166 per month and has been paid up to date as of the date of writing of this report.

On February 1, 2005, KCP entered into an employment agreement with the wife of Mr. Pearson. During the twelve (12) month period ended December 31, 2007 we paid Mrs. Pearson $70,000. During the twelve (12) month period ended December 31, 2006, we paid Mrs. Pearson $48,000 (for the fiscal year ended August 31, 2005 - $ 44,000) for office management services.  Pursuant to the terms of this agreement, Mrs. Pearson receives $5,833 per month and has been paid up to date as of the date of writing of this report.

During the fiscal year 2006, KCP obtained key man insurance on Mr. Pearson in the amount of $2,000,000 payable to KCP.  The cost of this insurance is $477.90/month and is paid for by KCP.

On December 1, 2006, we entered into an agreement with Southbend, a company owned by two (2) of our stockholders, Fergus Ismond and Steven Hoof, for the provision of services at the Two Hills site. The contract was for $150,000 and is subject to financing. To date, $60,500 has been paid and payments are up to date as of the date of writing of this report.

On August 11, 2006, we entered into an agreement with Southbend for the sale of an infrared sterilization unit for $50,000 subject to the sole satisfaction of the Company.  We cancelled the contract on November 30, 2006.  Southbend was given until March 31, 2007 to refund the $50,000 payment. Both parties agreed later to apply the $50,000 purchase price to work performed on the Two Hills’ site by Southbend.

On July 19, 2007 we issued 700,000 shares for consulting services with two stockholders.

On August 19, 2007 we issued 5,000,000 shares for the retirement of an $800,000 lien held by Southbend Powers Ltd. on the Two Hills property and the assumption of approximately a $39,000 loan, and 1,500,000 shares for $49,634 in accumulated debt held by a stockholder.

On February 4, 2008 we issued 3,500,000 shares in lieu of payment for work done on the site at the Two Hills site by a stockholder.

On March 13, 2008 we issued 1,000,000 shares for consulting services with two stockholders.

On March 13, 2008, our CEO approved the issuance of 1,000,000 shares each to the three existing directors as compensation for being on the Board. This issuance is subject to stockholders’ approval at the next Annual General Meeting.

On February 4, 2008 we issued 23,500,000 shares to purchase the shares of Behral Canada Ltd. Behral owns the patents to a blowout preventer valve, stack control system and portable blowout controller. Behral also owns a floating offshore drilling vessel, a blow out preventer stack control system as well as a subsea blowout stack control system. Pursuant to the agreement, the CEO of Behral becomes our CEO.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.                      FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The required financial statements are provided at the end of this Annual Report starting on Page F-1.

SIGNIFICANT CHANGES

On February 4, 2008 we issued 23,500,000 shares to purchase the shares of Behral Canada Ltd. Behral owns the patents to a blowout preventer valve, stack control system and portable blowout controller. Behral also owns a floating offshore drilling vessel, a blow out preventer stack control system as well as a subsea blowout stack control system. Pursuant to the agreement, the CEO of Behral becomes our CEO.

ITEM 9.                      THE OFFER AND LISTING

OFFER AND LISTING DETAILS

Not Applicable

PLAN OF DISTRIBUTION

Not Applicable

MARKETS

Our Class A common shares trade on the NASDAQ Over-the-Counter Bulletin Board Market under the symbol “CRSVF”.

SELLING SHAREHOLDERS

Not Applicable

DILUTION

Not Applicable

EXPENSES OF THE ISSUE

Not Applicable

ITEM 10.                      ADDITIONAL INFORMATION

SHARE CAPITAL

Not Applicable

MEMORANDUM AND ARTICLES OF ASSOCIATION

We incorporate by reference herein the information set forth under the heading “MEMORANDUM AND ARTICLES OF ASSOCIATION” located in our Amendment No. 4 to Form 20F/A filed with the Securities and Exchange Commission on March 16, 2004.

MATERIAL CONTRACTS

For the last two fiscal years, we have not entered into any contracts material to investors in the normal course of business other than the following:

1.	KCP’s Office Leases

KCP’s principal corporate and administrative offices are located at 4403-68 Avenue, Edmonton, Alberta, Canada.  Up to June 1, 2006, this space was provided free of charge by LFC. On June 1, 2006, we agreed to pay LFC a monthly rent fee of $2,000 which includes telephone, computers, photocopier, fax and reception.  Rental was on a month-to-month basis and the lease with LFC concluded on December 31, 2006.

KCP leased space in Edmonton at 4304-74 Ave. The lease payment is $3,500 per month and provides KCP with sufficient space to carry out its operations for the foreseeable future.  The lease commenced on October 15, 2004 provides for a three (3) year term expiring on October 15, 2007.  On November 1, 2007 KCP moved its operations to 4403-68 Ave. The lease payment is $11,845 per month and provides for a five year term ending October 31, 2012.

2.	Management and Employment Agreements with James Baker, Ken Pearson and Faye Pearson

KCP had a management contract with Projex Corporation Ltd., a company of which James Baker is the sole officer and director, for the provision of consulting management services totalling $5,000 per month on a part-time basis, commencing Feb 1, 2005. The contract had a ninety (90) day termination provision and there were no company benefits.  Mr. Baker devoted approximately fifty percent (50%) of his time to us and KCP.

KCP has an employment agreement with Ken Pearson, as President of KCP, for $14,166 per month.   Employment includes benefits and a company health plan.

KCP has an employment agreement with Faye Pearson for Office Management services for $5,833 per month.  Employment includes benefits and a company health plan.

3.	The Purchase of KCP

On August 2, 2005, we incorporated a wholly owned subsidiary, Capital Reserve Canada Projects Ltd., to effect the acquisition of KCP.  On August 8, 2005, we issued a total of 17,335,814 of our Class A common shares and Capital Reserve Canada Projects Ltd. acquired a 78.2% interest in KCP.  This effected a change in our control.

On February 3, 2006, we issued a further 4,834,300 shares of our Class A common stock for the remaining 21.8% of KCP and Capital Reserve Canada Projects Ltd. which effected an amalgamation with KCP with KCP being the surviving entity. KCP is now one of our wholly owned subsidiaries which are responsible for carrying on all of our operations.

4.	The Agreement with Southbend Power Ltd. to Acquire All of Its Major Assets

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

               5.           The Purchase of Salt Rights from Rich Resources Investments

On September 28, 2006, we entered into an agreement with Rich Resource Investments Ltd., a company formed pursuant to the laws of Alberta, Canada, whereby we acquired the mineral rights to approximately four sections of land adjacent to the Two Hills site in exchange for 1,000,000 of our common shares.

6.	The Exchange of 6,000,000 shares for debt.

On August 19, 2007 we issued 6,000,000 shares for the retirement of a lien of $800,000 on the Two Hills property, and for $49,634 in accumulated debt.

7.            The Purchase of the shares of Behral Canada Ltd.

On February 4, 2008 we issued 23,500,000 shares to purchase all the shares of Behral Canada Ltd. Behral owns the patents to a blowout preventer valve, stack control system and portable blowout controller. Behral also owns a floating offshore drilling vessel, a blow out preventer stack control system as well as a subsea blowout stack control system. Pursuant to the agreement, the CEO of Behral becomes our CEO.

EXCHANGE CONTROLS

There are no governmental laws, decrees, regulations or other legislation of Canada that may affect the import or export of capital for our use.

Other than the withholding of any taxes due under the terms of specific treaties between countries on dividends paid to our stockholders, there are no restrictions on the remittance of dividends, interest or other payments.

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

SUBSIDIARY INFORMATION

At May 10, 2008, we had three (3) subsidiaries, KCP and Two Hills, which was formed on June 16, 2006, to receive the assets from Southbend and Behral, which was acquired on February 4,2008.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable

ITEM 12.                      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

This annual report contains forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors” that may cause our or our industry's activity, performance or achievements expressed or implied by these forward-looking statements.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

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

At the end of the period covered by this annual report we carried out an evaluation, under the supervision and with the participation of our management, including our President and acting Chief Financial Officer, of the effectiveness of the design and operating of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14.  Based upon the foregoing our President and our acting Chief Financial Officer concluded that our disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, out internal controls over financial reporting.

ITEM 16A.                      AUDIT COMMITTEE FINANCIAL EXPERT

We do not presently have an audit committee.

ITEM 16B.                      CODE OF ETHICS

As of the date of this report, we have not adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.  As we have gone through a recent change of control, we did not finalize our adoption of the Code of Ethics.  Our present Board of Directors is presently preparing a Code of Ethics for review and adoption.   Upon adoption, we will file a copy of our Code of Ethics with the Securities and Exchange Commission as an exhibit to our annual report for the year ending December 31, 2008 and post it on our website.

ITEM 16C.                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the approximate fees billed to us and our subsidiary KCP for professional services rendered by our principal accountant:

Services	2007	2006
Audit Fees	$20,000	$15,000
Audit related Fees	0	$15,000
Tax Fees	0	0
Total Fees	$20,000	$30,000

Audit fees consist of fees for the audit of our annual financial statements or the financial statements of our subsidiaries or services that are normally provided in connection with the statutory and regulatory filings of the annual financial statements.
Audit-related services include the review of our financial statements and quarterly reports that are not reported as Audit fees.
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
4.1
Petroleum, Natural Gas, and General Rights Conveyance between Capital Reserve Canada Limited and Stone Canyon Resources Ltd. dated December 23, 2004, incorporated by reference to the Exhibits filed with the Company’s 20-F filed Annual Return for the year ended December 31, 2004 (file # 000-50339)

4.2
Share Exchange Agreement between Capital Reserve Canada Ltd., Capital Reserve Canada Projects Ltd., KCP Innovative Services In., and Ken Pearson, 966358 Alberta Ltd., 989320 Alberta Ltd., 332601 Alberta Ltd. and Ben Marshall dated August 8, 2005, incorporated by reference to the Exhibit filed with the Company’s 8K filed on August 12, 2005 (file # 000-50339)

4.3
Proxy and Information Circular of KCP Innovative Services Inc. with respect to the Amalgamation with Capital Reserve Canada Projects Ltd. and Capital Reserve Canada Ltd. and Notice of Annual and Special Meeting of Shareholders of KCP Innovative Services Inc., dated December 22, 2005, incorporated by reference to the Exhibit filed with the Company’s 6-K filed on February 8, 2006 (file # 000-50339)

4.4
Offer to lease office space entered into between Sabo Bros. and KCP Innovative Services Inc. dated August 24, 2004 and affected October 15, 2004, incorporated by reference to the exhibits filed with the Registrant’s
Form 20-F filed on July 17, 2006 (file #000-50039).

4.5
Management Agreement between KCP Innovative Services Inc. and Projex Corporation dated February 1, 2005, incorporated by reference to the exhibits filed with the Registrant’s Form 20-F filed on July 17, 2006 (file #000-50039).

4.6
Employment Agreement between KCP Innovative Services Inc. and Ken Pearson dated February 1, 2005, incorporated by reference to the exhibits filed with the Registrant’s Form 20-F filed on July 17, 2006 (file #000-50039).

4.7
Employment Agreement between KCP Innovative Services Inc. and Faye Pearson dated February 1, 2005, incorporated by reference to the exhibits filed with the Registrant’s Form 20-F filed on July 17, 2006 (file #000-50039).

4.8
Loan agreement between Canadian Western Bank and KCP Innovative Services Inc. dated March 22, 2005, incorporated by reference to the exhibits filed with the Registrant’s Form 20-F filed on July 17, 2006 (file #000-50039).

4.9
Asset Purchase Agreement between Two Hills Environmental Inc. and South Bend Powers Ltd. dated June 16, 2006 and amendment dated July 5, 2006, incorporated by reference to the exhibits filed with the Registrant’s Form 20-F filed on July 17, 2006 (file #000-50039).

12	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), filed as an exhibit to this filing.
13	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350), filed as an exhibit to this filing.
4-10	Share Purchase Agreement between Steve Claussen and Barbara Troisin dated February 5, 2008, filed as an exhibit to this filing.
4-11	Office lease agreement between Sabo Bros. and KCP dated August 9, 2007, filed as an exhibit to this filing.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CAPITAL RESERVE CANADA LIMITED

/s/ Steven Claussen
Steven Claussen
Chief Executive Officer, principal executive officer

Date:  June 30, 2008

CAPITAL RESERVE CANADA LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

[Missing Graphic Reference]

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Capital Reserve Canada Limited
Edmonton, Alberta, Canada

We have audited the accompanying consolidated balance sheets of Capital Reserve Canada Limited as of December 31, 2007, 2006 and 2005 and August 31, 2005, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2007 and 2006 and the four months ended December 31, 2005, and for the year ended August 31, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capital Reserve Canada Limited as of December 31, 2007, 2006 and 2005 and August 31, 2005, and the results of its operations, changes in stockholders' equity, and its cash flows for the years ended December 31, 2007 and 2006 and the four months ended December 31, 2005 and for the year ended August 31, 2005, in conformity with accounting principles generally accepted in the United States.

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

/s/ Child, Van Wagoner & Bradshaw
CERTIFIED PUBLIC ACCOUNTANTS
Salt Lake City, Utah
June 30, 2008

CAPITAL RESERVE CANADA LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007, 2006, 2005
AND AUGUST 31, 2005
	December 31,			August 31,
	2007	2006	2005	2005
ASSETS
Current assets
Cash and cash equivalents	$7,895	$391,528	$24,768	$18,832
Term deposits (Note 6)	21,884	21,259	436,445	600,554
Accounts receivable	250,871	269,164	247,604	134,798
Income taxes recoverable	-	-	9,263	-
Work in process	-	40,000	-	45,270
Prepaid expenses	13,647	41,480	9,543	19,468
Total current assets	294,297	763,431	727,623	818,922

Cash - restricted	-	-	45,000	45,000
Property, plant and equipment (Note 7)	5,977,989	6,073,206	505,634	680,780
Intangible assets (Note 8)	51,259	166,509	281,759	320,175
Goodwill	125,502	125,502	138,155	138,155
Other assets	11,845	-	-	-
Total assets	$6,460,892	$7,128,648	$1,698,171	$2,003,032

LIABILITIES
Current liabilities
Bank indebtedness	$16,367	$-	$48,000	$-
Accounts payable and accrued liabilities	234,244	139,204	102,771	117,059
Income and commodity taxes payable	517	14,760	-	21,186
Deferred income	30,000	-	-	-
Due to stockholder	-	-	(2)	130
Line of credit (Note 9)	14,000	285,354	364,040	312,167
Current portion of long-term debt	100,230	9,929	7,050	86,523
Total current liabilities	395,358	449,247	521,859	537,065

Long-term liabilities
Long-term debt (Notes 10 & 11)	153,230	861,130	31,962	31,962
Due to affiliated company	-	-	258,426	1,101,394
Future tax liability (Note 13)	-	-	2,616	40,885
Total long-term liabilities	153,230	861,130	293,004	1,174,241
Total liabilities	548,588	1,310,377	814,863	1,711,306

STOCKHOLDERS’ EQUITY
Share Capital	9,314,463	8,381,142	3,242,434	2,320,783
Stock Subscription receivable	-	(15,000)	-	-
Retained earnings (Deficit)	(3,402,159)	(2,547,871)	(2,359,126)	(2,029,057)
Total stockholders' equity	5,912,304	5,818,271	883,308	291,726
Total liabilities and stockholders' equity	$6,460,892	$7,128,648	$1,698,171	$2,003,032

The accompanying notes are a part of these financial statements.

CAPITAL RESERVE CANADA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2007 AND 2006, THE FOUR MONTHS ENDED DECEMBER 31, 2005 AND THE YEAR ENEDED AUGUST 31, 2005

	Year ended December 31, 2007	Year ended December 31, 2006	Period from September 1 through December 31, 2005	Year ended August 31, 2005
Revenue	$1,021,818	$1,714,925	$355,017	$933,441
Cost of sales	789,137	846,090	184,165	605,370
Gross profit	232,681	868,835	170,852	328,071

Expenses
Salaries and benefits	213,345	236,671	54,358	173,460
General and administrative	637,196	530,381	279,027	430,431
Amortization	213,782	261,042	229,154	553,924
Interest	22,646	29,486	8,143	32,522
Total expenses	1,086,969	1,057,580	570,682	1,190,337

Loss before income taxes and minority interest	(854,288)	(188,745)	(399,830)	(862,266)

Income tax (recovery) (Note 13)
Current	-	-	(31,492)	-
Future	-	-	(38,269)	(39,415)

Net loss before minority interest	(854,288)	(188,745)	(330,069)	(822,851)

Minority interest	-	-	71,955	179,382
Net loss	$(854,288)	$(188,745)	$(258,114)	$(643,469)

Basic and diluted earnings(loss) per share
Before income taxes and minority interest	$(0.01)	$(0.00)	$(0.02)	$(0.04)
Before minority interest	$(0.01)	$(0.00)	$(0.01)	$(0.04)
Net Loss	$(0.01)	$(0.00)	$(0.01)	$(0.03)

Weighted average number of shares outstanding	61,072,284	46,603,617	24,155,896	21,792,268

The accompanying notes are a part of these financial statements.

CAPITAL RESERVE CANADA LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the year ended August 31, 2005
and the four months ended December 31, 2005 and the years ended December 31, 2006 and 2007

	Common Stock		Retained Deficit	Stock Subscription Receivable	Total Stockholder’s Equity
	Shares	Amount
Balance at August 31, 2004	17,335,814	$2,320,783	$(272,295)	$-	$2,048,488
Share issued to acquire subsidiary	2,000,000	-	(933,911)	-	(933,911)
Net loss	-	-	(643,469)	-	(643,469)
Net loss-minority interest	-	-	(179,382)	-	(179,382)
Balance at August 31, 2005	19,335,814	2,320,783	(2,029,057)	-	291,726

Share issued for debt settlement	15,451,000	921,411	-	-	921,411
Options exercised	24,000	240	-	-	240
Net loss	-	-	(258,114)	-	(258,114)
Net loss-minority interest	-	-	(71,955)	-	(71,955)
Balance at December 31, 2005	34,810,814	3,242,434	(2,359,126)	-	883,308

Share issued to acquire minority 21.8%	4,834,300	-	-	-	-
Share issued to acquire assets	13,200,000	4,730,882	-	-	4,730,882
Share issued to acquire asset	1,000,000	134,400	-	-	134,400
Share issued for debt settlement	4,521,307	258,426	-	-	258,426
Share issued for restricted shares	30,000	15,000	-	(15,000)	-
Net Loss for year 2006	-	-	(188,745)	-	(188,745)
Balance at December 31, 2006	58,396,421	8,381,142	(2,547,871)	(15,000)	5,818,271

Stock cancelled per contract	(30,000)	(15,000)	-	15,000	-
Shares issued for consulting services	700,000	59,500	-	-	59,500
Shares issued for debt settlement	5,000,000	839,187	-	-	839,187
Shares issued for debt settlement	1,500,000	49,634	-	-	49,634
Net Loss for year 2007	-	-	(854,288)	-	(854,288)
Balance at December 31, 2007	65,566,421	$9,314,463	$(3,402,159)	$-	$5,912,304

The accompanying notes are a part of these financial statements.

CAPITAL RESERVE CANADA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED AUGUST 31, 2005 AND
THE FOUR MONTHS ENDED DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 and 2007
	Year ended December 31, 2007	Year ended December 31, 2006	Period from September 1 through December 31, 2005	Year ended August 31, 2005
Operating Activities
Net Loss	$(854,288)	$(188,745)	$(330,069)	$(822,851)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Amortization	214,323	261,042	229,154	553,924
Accrued interest	-	-	-	(7,807)
Stock issued for services	109,134	-	-	-
Future income taxes	-	-	(38,269)	(39,415)
Accounts receivable	18,293	(21,560)	(112,806)	(64,754)
Corporation income taxes	-	9,263	(9,263)	11,693
Work in process	40,000	(40,000)	45,270	(45,270)
Retainer on deposit with lawyer	-	-	-	15,000
Prepaid expenses and deposits	15,363	(31,937)	9,925	(15,201)
Accounts payable and accrued liabilities	80,796	36,435	(14,287)	(28,459)
Deferred revenue	30,000	-	-	-
Income and commodity taxes payable	-	12,144	(21,186)	(16,328)
Cash provided (used) by operating activities	(346,379)	36,642	(241,531)	(459,468)

Financing Activities
Shares issuances	-	-	921,651	(933,911)
Increase (decrease) in due to stockholder	2	-	(132)	(6,593)
Increase (decrease) in bank indebtedness	30,367	-	48,000	-
Share subscriptions received in advance	-	-	-	-
Change in long-term debt	(63,767)	(94,639)	(79,473)	(39,779)
Due to affiliated company	-	-	(842,968)	1,101,394
Change in demand bank loan	-	-	51,873	312,167
Cash provided (used) by financing activities	(33,398)	(94,639)	98,951	433,278

Investing Activities
Decrease in restricted cash	-	45,000	-	-
Purchase of property, plant and equipment	(3,856)	(87,780)	(15,593)	(584,276)
Proceeds from sale of fixed assets	-	52,351	-	-
Decrease in term deposit	-	415,186	164,109	(580,254)
Cash provided (used) by investing activities	(3,856)	424,757	148,516	(1,164,530)

Increase (decrease) in cash during the year	(383,633)	366,760	5,936	(1,190,720)
Cash and cash equivalents, beginning of year	391,528	24,768	18,832	1,209,552
Cash and cash equivalents, end of year	$7,895	$391,528	$24,768	$18,832

Supplemental Information
Cash paid for interest	$20,600	$29,486	$8,143	$32,522
Shares issued for assets	$-	$4,865,280	$-	$1
Shares issued for subsidiary	$-	$676,802	$-	$582,500
Shares issued for debt settlement	$839,187	$258,426	$921,411	$100,000

The accompanying notes are a part of these financial statements.

CAPITAL RESERVE CANADA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

1.      Description of the Company

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

Capital Reserve Canada Ltd. (“CRC") was incorporated as a private corporation in the Province of Alberta on December 8, 1999, and is a reporting company registered with the U.S. Securities and Exchange Commission.  CRC provides minimal equipment and related rental services. Pursuant to the share exchange agreement dated August 12, 2005, the Company effected a share exchange indirectly with the shareholders of KCP Innovative Services Ltd. ("KCP"), resulting in the Company acquiring 78.2% of the outstanding shares of KCP through exchanging shares with the Company's wholly owned subsidiary, Capital Reserve Canada Projects Ltd ("Project"). Subsequent to the Annual General Meeting of the company on January 12, 2006, the minority interest shareholders signed off and all minority interest shares were exchanged for CRC shares. Because the shareholders of KCP became the controlling shareholders of the Company, this transaction was accounted for as a reverse takeover whereby KCP was deemed to be the acquirer as described more fully in Note 2.

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

Subsequent to January 12, 2006, minority interest shareholders of KCP signed off to exchange for shares in CRC. Minority interest of 21.8% (4,833,085 shares) was exchanged for CRC shares. CRCP and KCP were amalgamated on February 3, 2006. Following the transactions, CRC directly owns 100% of KCP.

During 2006, CRC issued 896,264 common shares to FACT Corp. in exchange for the debt of $258,426.

These share exchange transactions between CRC (legal parent) and KCP (legal subsidiary) were accounted for as a reverse takeover as a capital transaction in accordance with Canadian generally accepted accounting principles. As a result, no goodwill is accounted for in this transaction.

The reverse takeover accounting reports result in the following:

(a)           KCP is deemed to be the parent company and CRC is deemed to be the subsidiary company for accounting purposes;

CAPITAL RESERVE CANADA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2007

2.      Share exchange (contiued)

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

3.      Summary of significant accounting policies

These consolidated financial statements include the accounts of the company and its legal subsidiary, KCPInnovative Services Inc., its wholly owned subsidiary, Two Hills Environmental Inc. and have beenprepared in accordance with Canadian generally accepted accounting principles. All significant inter-company transactions and balances are eliminated in the preparation of these consolidated financial statements.

(a)           Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and short term investments with original maturities of 90 days or less and are recorded at the lower of cost or market value.

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

(c)           Property, plant and equipment

Property, plant and equipment are recorded at cost and are being amortized using the following method at the rates set out below which are estimated to be sufficient to amortize the cost of the assets to residual value by the expiration of their useful lives:

Building	4% diminishing balance
Equipment	20% diminishing balance
Furniture and Fixtures	20% diminishing balance
Vehicles	30% diminishing balance
Computer and Software	30% diminishing balance
Mineral Rights	0% diminishing balance
Water Permit	0% diminishing balance

CAPITAL RESERVE CANADA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2007

3.      Summary of significant accounting policies (continued)

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

Because of the operating losses of the past two periods, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation.  Management believes actions planned and presently being taken provides the opportunity for the Company to continue as a going concern.

5.      Acquisition of Zone Technologies Ltd.

On June 11, 2004, KCP acquired 100% of the issued and outstanding shares of Zone Technologies Ltd. ("Zone") from an existing stockholder and an unrelated party.  The transaction was recorded at the exchange amount, as the change in ownership interests in Zone was substantive.

CAPITAL RESERVE CANADA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2007

5.      Acquisition of Zone Technologies Ltd. (continued)

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

The acquisition was accounted for using the purchase method and the results of operations from June 11, 2004.

The fair value of the net assets acquired is summarized as follows:

Cash	$43,954
Accounts receivable	21,414
Property, plant and equipment	48,000
Zone Technology (Note 8)	277,000
Backlog	196,600
Customer relationships	184,000
Goodwill	138,155
909,123

Accounts payable and accrued liabilities	4,407
Income and commodity taxes payable	36,016
Future income tax liability	86,200
126,623
Net assets acquited	$782,500

Cash consideration	$200,000
Share considedration (Note 12)	582,500
Purchase price	$782,500

The goodwill is non-deductible for income tax purposes.
Subsequent to September 2005, Zone Technologies Ltd. was dissolved as a corporate entity.

6.      Term deposits

The term deposit of $21,884 matures on March 14, 2008 and bear interest at 2.65% per annum.

CAPITAL RESERVE CANADA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2007

7.      Property, plant and equipment

	Cost	Accumulated Amortization	Net December 31, 2007
Land	$900,000	$-	$900,000
Water Permit & Salt Lease	4,677,679	-	4,677,679
Equipment	164,803	88,115	76,688
Furniture and fixtures	18,032	10,910	7,122
Vehicles	741,806	569,644	172,162
Computer and software	35,025	25,087	9,938
Mineral Rights	134,400	-	134,400

	$6,671,745	$693,756	$5,977,989

Southbend Power Ltd.

On June 16, 2006, Two Hills Environmental Inc., a wholly owned subsidiary of CRC purchased 147 acres of land together with certain salt lease and water permit rights from Southbend Power Ltd. for the consideration of CRC to issue 13,200,000 common shares to Southbend Power Ltd. and the assumption of certain liabilities. The transaction was completed on July 28, 2006. The company recorded the value of the purchase based on the market share trading value of July 28, 2006 at US$ 0.32 per share. The company recorded the land at its fair market value of $900,000 and the value of the water permits and salt leases to be $4,677,679, the trading value of the exchanged shares.  These 147 acres sit on the Nisku Fault and the Lotsburg salt formation has 3 large existing salt caverns.  The Lotsburg salt formation contains salt deposits that average 122m in thickness and spans a total area of 390,000 sq. km.  The Nisku Fault resides approximately 1000m underground and extends downwards and can be used for certain liquid waste disposal.  Caverns are formed through solution mining, during which water is pumped into the formation to dissolve large pockets of salt in the formation.  These caverns are especially important in the oilfield waste disposal industry, where wastes from oil production are stored in these caverns.  The 147 acres are strategically located in terms of proximity to sources of oilfield wastes being generated in the Cold Lake Region. The companies currently producing oil wastes are discouraged from the duopoly in the oil waste disposal industry due to prices and lack of customer service. Currently, 7 million cubic meters of oilfield wastes are being produced annually. At the going rate of $100/m for disposal of oilfield wastes that require deep disposal, the revenue potential for disposal of current volumes is estimated to be $1,900,000 per day. Two Hills estimates in capturing 545 cubic meters per day which would equate to approximately $55,000 per day in revenues and annual cash flow exceeding $5,300,000. Due to the projections of these estimates and the time that it would take Two Hills to have their site ready for oilfield waste disposal, the Company has decided to take a conservative approach in valuing these salt caverns and have recorded them at the original cost at acquisition. The numbers represented in this paragraph concerning the amount of oilfield waste production and revenue generated per day were received through two third party consultants, Colt Engineering and the Canadian Association of Petroleum Producers (CAPP) ..

CAPITAL RESERVE CANADA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2007

7.      Property, plant and equipment (continued)

In addition to the salt caverns, this site has a water pumping station and water rights to pump from the North Saskatchewan River running along it.  Future water rights are not being easily given for the North Saskatchewan River due to the scarcity of water there. This site is now held at a premium due to the water pump located there and the rights already owned.

The Company has leased a portion of the land to another company for $2,000 per month for storage of trailers and other equipment.  This lease will expire in April 2009.

The Company is currently seeking opportunities to further expand the operations of this site by either raising money or forming a joint venture to be able to prepare the site for waste disposal storage and commence operations in this area.

Rich Resources Limited

On October 20, 2006, Two Hills Environmental Inc., wholly owned subsidiary of CRC purchased a certain mineral rights from Rich Resources Limited. CRC issued 1,000,000 common shares for the consideration. The company recorded the transaction at the market trading value of US$0.12 per shares at the exchange rate of C$1.12 for a total of $134,000.

8.      Intangible assets

	Cost	Accumulated Amortization	Net December 31, 2007
PID Technology	$1	$-	$1
Zone Technology	277,000	246,201	30,799
Backlog	196,600	196,600	0
Customer relationships	184,000	163,541	20,459

	$657,601	$606,342	$51,259

Perforation Inflow Diagnostics ("PID")

Effective January 1, 2004, KCP acquired from a group of individuals, one of which was a stockholder of KCP, a computer modeling system to analyze the underground formations that contain natural gas and oil.  Consideration consisted of 14,966,270 common shares of KCP.  As this related party transaction did not result in a substantive change in the ownership interest of the technology, the technology has been recorded at the nominal carrying value of $1.

CAPITAL RESERVE CANADA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2007

8.      Intangible assets (continued)

Zone Technology

Effective June 11, 2004, KCP acquired 100% of the outstanding shares of Zone Technologies Ltd. Zone Technologies Ltd. has developed a computer modeling system to explore the underground formations that contain coal based methane gas. Zone Technologies Ltd. was dissolved on September 26, 2005.

Suncone Technologies Ltd.
The company was formed to purchase the Infratronic Soil Sterilization Unit in exchange for CRC shares and cash. $50,000 was paid to Southbend Powers Ltd. for the unit for testing and evaluation. However, it was determined that the unit was not consistent with the overall business objectives. Suncone Technologies Ltd. was dissolved and the funds were returned to CRC through a follow-on transaction during the 2007 fiscal year.

9.      Operating line of credit

The Company has an operating line of credit to a maximum of $95,000.  Interest is charged monthly on the outstanding balance at the rate of prime plus 1%.  It is secured by General Security Agreement. There was an outstanding amount as of December 31, 2007, of $14,000.

10.           Demand bank loan
2007
Vehicle loan	$236,028
Current portion	89,478

$146,550

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

The Loan was paid in full on February 8, 2008 when one of the slick line trucks was sold.

11.           Long-term debt

2007
Vehicle loan	$17,432
Current portion	10,752

$6,680

CAPITAL RESERVE CANADA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2007

11.           Long-term debt (continued)

The vehicle loan is repayable over 72 months commencing in August 2003 and ending in July 2009. The blended payments of principal and interest are $1,027 per month with an interest rate of 7.99% per annum.  A 2003 Dodge truck, included in property, plant and equipment, is pledged as collateral for this loan.

Aggregate principal payments required on the vehicle loan over the next two fiscal years are as follows:

2008	$10,752
2009	6,679

$17,431
12.           Share capital

Authorized
The authorized share capital of the Company consists of an unlimited number of common shares without par value: Shares issued are as follows:

Shares already issued in CRC prior to Aug 8, 2005	2,000,000
Issued Nov 23, 2005 to purchase 78.2% of KCP	17,335,814
Issued Nov 23, 2005 as a Debt Settlement	15,451,000
Issued Nov 23, 2005 as an Option Exercise	24,000
Issued Feb 3, 2006 for the remaining 21.8% of KCP	4,834,300
Issued Feb 16, 2006 as a Debt Settlement	4,521,307
Issued June 15, 2006 Per Southbend Agreement	13,200,000
Issued Aug 6, 2006	30,000
Issued Oct 20, 2006 per Rich Resource Agreement	1,000,000
Cancelled Feb 7, 2007 pursuant to contract	(30,000)
Issued July 19, 2007 for consulting services @$.085	700,000
Issued Aug 19, 2007 for $839,187 debt	5,000,000
Issued Aug 19, 2007 for $49,634 debt	1,500,000
TOTAL on Dec 31, 2007	65,566,421

On February 4, 2008 we issued 23,500,000 shares to purchase the shares of Behral Canada Ltd. Behral owns the patents to a blowout preventer valve, stack control system and portable blowout controller. Behral also owns a floating offshore drilling vessel, a blow out preventer stack control system as well as a subsea blowout stack control system. Pursuant to the agreement, the CEO of Behral becomes our CEO.

CAPITAL RESERVE CANADA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2007

13.           Income taxes (continued)

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

The Company has non-capital losses carried forward for income tax purposes in the amount of approximately $1,676,265 at December 31, 2007 that may be applied against future taxable income.  Losses expire as follows: ($161,515 on December 31, 2008), ($88,170 on December 31, 2009), ($380,730 on December 31, 2015), ($195,850 on December 31, 2016) and an estimated ($850,000 on December 31, 2027).  The potential benefits relating to these amounts have not been recognized in the financial statements.

14.           Related party transactions

The amounts due to the shareholders are non-interest bearing, unsecured and due on demand and are nil.

15.           Commitment

The Company leases shop and office space under operating leases.  The future office and shop lease payments are as follows:

2008	$142,140
2009	142,140
2010	142,140
2011	142,140
2012	118,450

Total	$687,010

CAPITAL RESERVE CANADA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2007

16.           Financial instruments

Credit risk

The Company's sales are to customers in the oil and gas industry, which results in a concentration of credit risk.  The Company generally extends unsecured credit to these customers, and therefore the collection of receivables may be affected by changes in economic or other conditions and may accordingly impact the Company's overall credit risk.  Management believes the risk is mitigated by size, reputation and diversified nature of the companies to which the Company extends credit.  As at December 31, 2007 one customer accounts for about 18% (2006, one customer accounts for 15%, in 2005 four customers account for 60%) of the accounts receivable.

Interest rate risk

The Company is exposed to interest rate risk to the extent that it has bank indebtedness that carries a variable rate of interest.  Notwithstanding this, unless otherwise indicated, it is management's opinion that the Company's exposure to interest rate risk arising from these financial instruments is insignificant.

Fair value of financial assets and liabilities

The Company has estimated the fair value of its financial instruments, which include cash and cash equivalents, cash restricted, term deposit, accounts receivable, bank indebtedness, accounts payable, accrued liabilities, due to stockholder and long-term debt. The Company used valuation methodologies and market information available at December 31, 2007 and has determined that the carrying amounts of such financial instruments approximate fair value in all cases.

Change of year end date

KCP Innovative Services Inc. changed its year end date from August 31 to December 31, effective 2005 to be the same as Capital Reserve Canada Ltd., its parent company.

17.           Segmented information

The Company operates in one geographic segment within one industry segment.  Oilfield services are provided in Canada.