Form 20-F/A
period 2007-12-31
CAPITAL RESERVE CANADA LTD
filed 2008-08-14
CIK 1230622

0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.[  ] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.[X]Yes [  ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filers, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

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

Item 5.                      Operating and Financial Review and Prospects……………………………….16

Item 6.                      Directors, Senior Management and Employees………………………………..19

Item 7.                      Major Shareholders and Related Party Transaction…………………………..22

Item 8.                      Financial Information…………………………………………………………….24

Item 9.                      The Offering and Listing                                                      …………………………………………………………25

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

Item 15.                      Controls and Procedures                                                      …………………………………………………………29

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

For the years ended December 31, 2007, we incurred operating losses of $854,288 as compared to operating losses of $188,745 for the fiscal year ended December 31, 2006 and operating losses of $862,266  for the fiscal year ended August 31, 2005. Cost of sales for the year ended December 31, 2007 decreased to$789,137 from cost of sales of $846,090 for the year ended December 31, 2006 and increased from $605,370 for the fiscal year ended August 31, 2005.  This was mainly due to a corresponding decrease in sales. Expenses for the year ended December 31, 2007 remained steady at $1,086,969 as compared to expenses of $1,057,580 for the year ended December 31, 2006 and $1,190,337 in the fiscal year ended in August 31, 2005.  Salaries and benefits decreased to $213,345  in 2007 from $236,671  and $173,460 in 2006 and 2005 respectively due to the slowdown. General and administrative expenses increased to $637,196 in 2007 from $530,381 in 2006 and from $430,431 in 2005.  This is due to higher administrative costs and a need to retain management and consulting services to maintain the public listing.  Amortization decreased to $213,782 in 2007 from $261,042 in 2006 which decreased from $553,924 in 2005.  The large amount in 2005 was due to onetime write downs.

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

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CAPITAL RESERVE CANADA LIMITED

/s/ Steven Claussen
Steven Claussen
Chief Executive Officer, principal executive officer

Date:  August 14, 2008

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

These share exchange transactions between CRC (legal parent) and KCP (legal subsidiary) were accounted for as a reverse takeover as a capital transaction in accordance with accounting principles generally accepted in the United States of America. As a result, no goodwill is accounted for in this transaction.

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

3.      Summary of significant accounting policies

These consolidated financial statements include the accounts of the company and its legal subsidiary, KCP Innovative Services Inc., its wholly owned subsidiary, Two Hills Environmental Inc. and have been prepared in accordance with accounting principles generally accepted in the United States of America.  All significant inter-company transactions and balances are eliminated in the preparation of these consolidated financial statements.

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

Southbend Power Ltd.

On June 16, 2006, Two Hills Environmental Inc., a wholly owned subsidiary of CRC purchased 147 acres of land together with certain salt lease and water permit rights from Southbend Power Ltd. for the consideration of CRC to issue 13,200,000 common shares to Southbend Power Ltd. and the assumption of certain liabilities. The transaction was completed on July 28, 2006. The company recorded the value of the purchase based on the market share trading value of July 28, 2006 at US$ 0.32 per share. The company recorded the land at its fair market value of $900,000 and the value of the water permits and salt leases to be $4,677,679, the trading value of the exchanged shares.  These 147 acres sit on the Nisku Fault and the Lotsburg salt formation has 3 large existing salt caverns.  The  Lotsburg salt formation contains salt deposits that average 122m in thickness and spans a total area of 390,000 sq. km.  The Nisku Fault resides approximately 1000m underground and extends downwards and can be used for certain liquid waste disposal.  Caverns are formed through solution mining, during which water is pumped into the formation to dissolve large pockets of salt in the formation.  These caverns are especially important in the oilfield waste disposal industry, where wastes from oil production are stored in these caverns.  The 147 acres are strategically located in terms of proximity to sources of oilfield wastes being generated in the Cold Lake Region. The companies currently producing oil wastes are discouraged from the duopoly in the oil waste disposal industry due to prices and lack of customer service. Currently, 7 million cubic meters of oilfield wastes are being produced annually. At the going rate of $100/m for disposal of oilfield wastes that require deep disposal, the revenue potential for disposal of current volumes is estimated to be $1,900,000 per day. Two Hills estimates in capturing 545 cubic meters per day which would equate to approximately $55,000 per day in revenues and annual cash flow exceeding $5,300,000. Due to the projections of these estimates and the time that it would take Two Hills to have their site ready for oilfield waste disposal, the Company has decided to take a conservative approach in valuing these salt caverns and have recorded them at the original cost at acquisition. The numbers represented in this paragraph concerning the amount of oilfield waste production and revenue generated per day were received through two third party consultants, Colt Engineering and the Canadian Association of Petroleum Producers (CAPP) .

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