Form 20-F
period 2008-12-31
CAPITAL RESERVE CANADA LTD
filed 2009-07-16
CIK 1230622

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:

For the transition period from _____________________ to ______________________

Commission file number 000-50339

CAPITAL RESERVE CANADA LIMITED
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant's name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

18104 – 102 Avenue
Edmonton, Alberta T5S-1S7
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

[Missing Graphic Reference]

Indicate the number of outstanding shares of each of the issuer's capital or common stock as of the close of the period covered by the annual report:

118,621,359 Class A common shares as at December 31, 2008.

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

[X]Yes [  ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer\, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

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
[  ] Yes [  ] No

TABLE OF CONTENTS

PART I               ………………………………………………………………………………………………2

Item 1.                 Identity of Directors, Senior Management and Advisors……….…….………………..2

Item 2.                 Offer Statistics and Expected Timetable...……………………………..……………….2

Item 3.                 Key Information ………….…………………………………………………..………….2

Item 4.                 Information on the Company……..………………………………………….…………8

Item 5.                 Operating and Financial Review and Prospects.……………………………………..16

Item 6.                 Directors, Senior Management and Employees………………………..……………..19

Item 7.                 Major Shareholders and Related Party Transaction……………………….………..22

Item 8.                 Financial Information………………………………………………….……………….24

Item 9.                 The Offering and Listing…………………………………………………………25

Item 10.               Additional Information…………………………………………………………...25

Item 11.               Quantitative and Qualitative Disclosures about Market Risk…………………29

Item 12.               Description of Securities Other than Equity Securities…………………………29

PART II                      ……………………………………………………………………………………………….29

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

	2004	2005	2006	2007	2008
At the end of period	0.83	0.858	0.862	1.020	0.817
Average for period	0.77	0.825	0.882	0.930	0.938
High for period	0.85	0.869	0.909	1.0905	1.029
Low for period	0.72	0.787	0.853	0.844	0.771

Following is a table of the Noon Buying Rates on the last day of each month for the last four months ended April 30, 2009:

	January	February	March	April
At the end of period	0.996	1.016	0.974	0.993
Average for period	0.989	1.001	0.999	0.986
High for period	1.010	1.029	1.021	0.998
Low for period	0.969	0.981	0.973	0.974
The Noon Buying Rate as at June 30, 2009 was 0.8602

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

This date of writing this report is June 30, 2009.

Year End	Aug 31	Aug 31	Dec 31	Dec 31	Dec 31	Dec 31
	2004	2005	2005 (4 mos)	2006	2007	2008
	CAD	CAD	CAD	CAD	CAD	CAD
Operating Revenues	380,606	933,441	355,017	1,714,925	1,021,818	24,000
Income (loss) from Operations	(197,917)	(862,266)	(399,830)	(188,745)	(854,288)	(7,004,583)
Net Income (loss)	(178,084)	(643,469)	(258,114)	(188,745)	(854,288)	(6,912,734)
Net Income (loss) from Operations Per Share	(.008)	(.037)	(.015)	(.0004)	(0.01)	(0.07)
Total Assets	2,848,614	2,003,032	1,698,171	7,128,648	6,460,892	993,536
Net Assets	2,048,488	291,726	883,308	5,818,271	5,912,304	689,758
Capital Stock	2,320,783	2,320,783	3,242,434	8,381,142	9,314,463	11,004,651
Number of Shares	17,335,814	19,335,814	34,810,814	58,396,421	65,566,421	118,621,359

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

Our shares should be considered highly speculative due to the proposed nature of our business and the current stage of our development.  Certain information set out in this annual report includes or is based upon expectations, estimates, projections or other “forward looking information”. Such forward looking information includes projections or estimates made by us and our management as to our future business operations.  While statements concerning forward looking information, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost certainly vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.  See “cautionary statement concerning forward – looking information” in ITEM 12.

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

A significant number of our outstanding shares are owned by one (1) stockholder, Steven Claussen .  In total, this stockholder owns 42,833,495 shares of the total amount of 146,260,969 shares outstanding, which is approximately 29.3%.  This stockholder has the power to significantly influence our affairs and may be able to influence the outcome of matters required to be submitted to stockholders for approval, including the election of directors and the amendment of our articles of incorporation and bylaws. Conversely, it may be difficult for the remaining stockholders to influence the outcome of such matters.

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

Responding to consumer demands, expanding into other geographical markets and targeting growth in our business is likely to place significant strains on our administrative and operational resources and increased demands on our internal systems, procedures and controls. If we experience rapid acceptance of our technology, the need to manage such growth will add to the demands on our management, resource, systems, procedures and controls. There is no operations since the sale of KCP’s assets. There can be no assurance that our administrative infrastructure, systems, procedures and control will be adequate to support our operations or that our officers and personnel will be able to manage any significant expansion of operations. If we are unable to manage growth effectively, our business, operating results, and financial condition will be materially adversely affected.

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

Our day–to-day management and operations are dependent on the expertise of Steve Claussen, our President. If he was no longer able to provide services, our operations could be threatened.

Currently, we are dependent on the expertise of Steve Claussen, who has an in-depth knowledge of our technology and operations. He is also responsible for the day-to-day management of our wholly-owned subsidiaries. Our ability to operate would be severely curtailed if he were to be unavailable.

Unpredictable events could cause fluctuations in our operating results, which could cause unanticipated losses and adversely impact our business.

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

ITEM 4.                      INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Capital Reserve Canada Limited (“Capital Canada,” the “Company”, “we”, “us” or “our”) was incorporated on December 8th, 1999 as a private corporation under the Business Corporations Act (Alberta, Canada). On January 15, 2003, we amended our articles of incorporation to enable us to be a public company under the laws of the Province of Alberta. On May 28, 2003, we amended our Articles of Incorporation to forward split issued and outstanding shares of class A common stock on the basis of 2,000 shares for every one (1) share held.  From the date of incorporation to November 1, 2004, we were a wholly-owned subsidiary of FACT Corporation. On November 1, 2004, FACT Corporation distributed our shares to FACT Corporation’s shareholders and to a creditor and we ceased to be a subsidiary of FACT Corporation.

Our principal place of business is located at 18104-102 Ave., Edmonton, Alberta, T5S 1S7. Our telephone number is 780-701-4447.

On July 1, 2005, we entered in two (2) convertible loan agreements with FACT Corporation in the principal amount of $533,527 USD and $152,997 CDN (approx $126,222 USD). The loan agreements were to mature on June 30, 2007 and interest calculated at US prime plus one percent (1%).  The loans were converted into our Class A common shares at $0.05 USD per share. On November 22, 2005, FACT Corporation advised us that it had assigned all of its rights and interest in the convertible loan agreements.  On November 23, 2005, we received notice of election to convert a total of $772,550 USD owing for interest and principal and issued a total of 15,451,000 Class A common shares pursuant to the conversion.  Also, on November 23, 2005, 24,000 Class A common shares were issued when options were exercised.  On February 15, 2006, we received notification of the conversion of the remaining balance of the convertible loans in the amount of $226,065 USD and issued a total of 4,521,307 Class A common shares. This constituted full and final settlement of all outstanding debt under the convertible notes.

On August 2, 2005, we incorporated a wholly-owned subsidiary, Capital Reserve Canada Projects Ltd., to effect the acquisition of an operating business in the oil and gas services industry.  On August 8, 2005, we issued a total of 17,335,814 of our Class A common shares and Capital Reserve Canada Projects Ltd. acquired a 78.2% interest in KCP Innovative Services Inc. (“KCP”). After this issuance, we had a total of 19,335,814 Class A common shares outstanding which resulted in a change in control of the Company.

On February 3, 2006, we issued an additional 4,834,300 shares of Class A common stock for the remaining 21.8% of the shares of KCP and Capital Reserve Canada Projects Ltd. This effected an amalgamation with KCP, with KCP being the surviving entity. KCP is now a wholly-owned subsidiary of us. All of our operations are currently carried on by KCP. As all of our operations are undertaken by KCP, management has applied reverse merger accounting for the reporting of financial information. Unless otherwise stated, all of the financial information included in this annual report is the financial information of KCP, our wholly-owned subsidiary, except for the shareholders’ equity which includes information for both us and KCP.

On June 13, 2006, we incorporated Two Hills Environmental Inc. in the Province of Alberta, Canada as a wholly-owned subsidiary to acquire the assets of Southbend Power Ltd. (“Southbend”).  On June 16, 2006, as amended July 5, 2006, Two Hills Environmental Inc. and Southbend entered into an asset purchase agreement for the purpose of acquiring a water diversion permit, 147 acres of surface rights with water pumping station, and certain mineral rights from Southbend, in exchange for 13,200,000 of our Class A common restricted shares.

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

On February 4, 2008 we issued 23,500,000 shares to purchase the shares of Behral Canada Ltd. Behral owns the patents to a blowout preventer valve, stack control system and portable blowout controller. Behral also owns a floating offshore drilling vessel, a blow out preventer stack control system as well as a subsea blowout stack control system. Pursuant to the agreement, the CEO of Behral became our CEO.

On February 8, 2008, KCP Innovative Services Ltd. sold one of the slickline trucks for $300,000. The proceeds were used to retire the equipment loan with Canadian Western Bank of about $236,000 and the remainder was used for working capital.

In June 2008, the remaining slickline truck in KCP and tools were transferred to CRC and subsequently, the truck was sold for $290,000 and the tools for $100,000.  With the assets being sold, KCP has become an inactive company.

Principal Capital Expenditures and Divestitures

The financial statements presented in this annual report relate to our consolidated operations of our wholly-owned subsidiaries, KCP, Two Hills Environmental Inc. and Behral Canada Ltd. We have included the information as to capital expenditures and divestitures in this section.

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

On June 13, 2006, we incorporated Two Hills Environmental Inc. in the Province of Alberta, Canada as a wholly-owned subsidiary to acquire the assets of Southbend Powers Ltd.  On June 16, 2006, Two Hills Environmental Inc. and Southbend entered into an asset purchase agreement for the purchase of acquiring certain surface and mineral rights from Southbend in exchange for 13,200,000 of our Class A common restricted shares.

On October 20, 2006, we purchased salt rights from Rich Resources Investments Ltd. for 1,000,000 of our Class A common restricted shares.

On August 19, 2007 we issued 4,500,000 shares for the retirement of a $800,000 lien on the Two Hills property. The shares were issued to Southbend Powers Ltd.

On February 4, 2008 we issued 23,500,000 shares to purchase the shares of Behral Canada Ltd. Behral owns the patents to a blowout preventer valve, stack control system and portable blowout controller. Behral also owns a floating offshore drilling vessel, a blow out preventer stack control system as well as a subsea blowout stack control system. Pursuant to the agreement, the CEO of Behral became our CEO.

On February 8, 2008, KCP Innovative Services Ltd. sold one of the slickline trucks for $300,000. The proceeds were used to retire the equipment loan with Canadian Western Bank of about $236,000 and the remainder was used for working capital.

In June 2008, the remaining slickline truck in KCP and tools were transferred to CRC and subsequently, the truck was sold for $290,000 and the tools for $100,000.  With the assets being sold, KCP has become an inactive company.

Principal Capital Expenditures and Divestitures in Progress

We are in the process of obtaining loans, or convertible debentures, either by mortgage or by Joint Venture to help with the development of the Two Hills site. Negotiations are underway to secure $10 million for this purpose. Nothing has been finalized at the date of writing this report.

On February 8, 2008, KCP Innovative Services Ltd. sold one of the slickline trucks for $300,000. The proceeds were used to retire the equipment loan with Canadian Western Bank of about $236,000 and the remainder was used for working capital.

In early May 2008, the Board of Directors asked our CEO, Steve Claussen, to provide a plan for the development of the Two Hills site. The Board believes that unlocking its value will provide the most opportunity for increasing shareholder value. As part of the study, our CEO is also to provide analysis of how KCP Innovative Services Inc. could be developed as a part of the overall plan, or, in turn, provide a plan for its divestiture either by sale to Ken Pearson, or to an outside party, or by dissolution of KCP. There is no update on progress as of the date of writing this report.

In June 2008, the major assets of KCP were sold to a Calgary company and the proceeds were used for working capital.

BUSINESS OVERVIEW

We are an Alberta, Canada Corporation formed in December 1999 to locate and acquire producing oil and gas assets in Canada. We disposed of our Canadian oil and gas production on May 15, 2003, which consisted of a five percent (5%) interest in an Alberta field. We divested of our interests in oil and gas exploration and development leases in Montana and a producing oil and gas property located in Colorado effective as of December 1, 2004. On August 12, 2005, we acquired a controlling interest in KCP, an oil and gas services company, and we acquired a further interest in KCP on February 3, 2006, making KCP our wholly-owned subsidiary.

On June 13, 2006, we acquired the assets of Southbend to assist the oil and gas industry with problem waste and to provide underground storage. These assets include the property and water diversion permit at the Two Hills site in Alberta.

On February 4, 2008 we purchased the shares of Behral Canada Ltd.  Behral owns the patents to a blowout preventer valve, stack control system and portable blowout controller. Behral also owns a floating offshore drilling vessel, a blow out preventer stack control system as well as a subsea blowout stack control system. Pursuant to the agreement, the CEO of Behral became our CEO. Until the purchase of Behral, all of our operations were undertaken by KCP.

Operations and Principal Activities

Since August 2000, we have been operating in the oil and gas services industry.  All of our present business is conducted in Alberta, Canada through wholly-owned subsidiaries KCP, Two Hills Environmental Inc. (“Two Hills”), and Behral Canada Ltd.

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

We are an Alberta, Canada Corporation formed in December 1999 to locate and acquire producing oil and gas assets in Canada. We disposed of our Canadian oil and gas production on May 15, 2003, which consisted of a five percent (5%) interest in an Alberta field. We divested of our interests in oil and gas exploration and development leases in Montana and a producing oil and gas property located in Colorado effective as of December 1, 2004. On August 12, 2005, we acquired a controlling interest in KCP, an oil and gas services company, and we acquired a further interest in KCP on February 3, 2006, making KCP our wholly-owned subsidiary.

On June 13, 2006, we acquired the assets of Southbend Power to assist the oil and gas industry with problem waste and to provide underground storage. These assets include the property and water diversion permit at the Two Hills site in Alberta.

On February 4, 2008 we purchased the shares of Behral Canada Ltd.  Behral owns the patents to a blowout preventer valve, stack control system and portable blowout controller. Behral also owns a floating offshore drilling vessel, a blow out preventer stack control system as well as a subsea blowout stack control system. Pursuant to the agreement, the CEO of Behral became our CEO. Until the purchase of Behral, all of our operations were undertaken by KCP.

September 2nd, 2008 CRC submitted to the Government of Alberta at their request an Expression of Interest (EOI) for the “Carbon Capture and Storage Projects in Alberta” mandate. A second EOI will be submitted to the Federal Government for the “Clean Energy Fund” mandate in which the Government plans to support a cleaner and more sustainable environment and help meet Canada's climate change objectives.

Two Hills Environmental a wholly-owned subsidiary of CRC is in the process of developing a CO2 Cavern Storage Terminal and a CO2 conversion process in the province of Alberta in order to assist the Government in meeting its stated goals of reducing CO2 emissions by at least 50Mt by the year 2020. CRC’s core strategy revolves around the standpoint that CO2 is a valuable feedstock as opposed to a disposable liability. In accordance with this core consideration, CRC seeks to develop the most secure, predictable and quantifiable means of CO2 storage in order to both enhance the safety and security of the provincial CO2 infrastructure and safely consume this CO2 in a proprietary process for converting CO2 into fuel products. Through this substantial value-add, CRC will be able to help close the gap on the province’s proposed CCS targets.

Operations and Principal Activities

Since August 2000, we have been operating in the oil and gas services industry.  All of our present business is conducted in Alberta, Canada through wholly-owned subsidiaries KCP, Two Hills Environmental Inc. (“Two Hills”), and Behral Canada Ltd.

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

KCP Innovative Services Inc. (KCP)

KCP was a corporation that developed tools for and provided services using such tools to businesses engaged in the exploration for energy. Specifically, KCP’s tools were used for measuring the flow and quantity of production of oil and gas wells. KCP’s measurement tools were used by oil and gas companies to measure pressure and temperature of a well, which enables improved production information on development life to assist the Alberta Energy and Utilities Board to determine royalty payments and gas reserves.  During 2008, the tools and equipment were sold and KCP has become inactive.

TWO HILLS ENVIRONMENTAL INC, (THI) Cavern Storage Terminal and Processing Facility

Problem Waste and Underground Storage

Our subsidiary, Two Hills Environmental Inc, (THI), owns approximately 147 acres of industrial land, 2500 acres of salt rights, and a water diversion permit on the North Saskatchewan River, near Two Hills, Alberta, Canada. THI seeks to function as a CO2, Natural Gas and Waste Management Storage Facility, serving the Fort McMurray, Cold Lake and Riley, AB regions. This will be accomplished through the solution-mining of caverns into the Lotsberg Salt formation on its property and the development of the required surface infrastructure capacities (transport, compression, purification, etc.). The 1,200 meters of rock and overburden lying over the Lotsberg contains 3 other salt-based, impenetrable layers as well as several laterally-spanning, porous formations (adding several levels of safety in the unlikely event of a fissure). Formal scientific studies of the Lotsberg have concluded that salt caverns created in the Lotsberg present the safest means for the permanent sequestration of C02 as well as other materials.

Waste Disposal:

With our Phase 1 Engineering complete, THI seeks to break ground in mid-late 2009 on our Cavern Storage Terminal and Processing Facility.  Cavern waste disposal is seen as the safest method of hazardous waste disposal due to the caverns’ ability to seal wastes off from all other formations (including aquifers) permanently. Cavern disposal also presents the unique opportunity to recycle and reclaim waste streams such as hydrocarbons and other chemical solutions;

With the strategic location of the Two Hills site above the Nisku Fault, THI plans to start Phase 1 of the deepwell disposal business to get to revenue within the next 6 - 12 months, pending permit and funding approval. The Nisku Fault is the most commonly used formation for deep-well disposal of industrial wastes; several such wells have been successfully drilled, utilized and sealed on the property in the past, sufficiently demonstrating this capacity.

Natural Gas Storage and Cycling

The THI facility would also be able to accommodate Albertan energy industry with natural gas storage. Salt caverns in North America have been used for decades to securely store natural gas. The natural gas is stored during the low demand summer months and stockpiled to accommodate the peak demands during winter months. When demand is more than what the natural gas system is able to deliver, the stored natural gas is added to the system to ensure reliability for their customers.

The storage of natural gas in caverns would also offer industry cost savings. The caverns would be able to be accessed and refilled three or four times during the winter months, where as the depleted oil reserve could only be turned over once during the same time period, leaving the industry to search for other storage means. THI facilities would provide the Alberta energy industry with a type of storage that is secure, easily monitored, and would allow for quick withdrawals during peak demand times.

BEHRAL Canada

BEHRAL holds the patents on 3 next generation oilfield products.  The SBOP has been built and tested to withstand up to 20,000 psi and is the next generation of Blowout Preventers for the oil and gas industry. It provides the highest level of safety when a blowout occurs. The SBOP virtually eliminates all the hazards associated with a Blow-Out by using the well’s own pressure to assist in the valve closure. With the size and weight less than half of that of current industry BOPs; the SBOP aims to be the new standard in Blowout Preventers worldwide.

Products that BEHRAL seeks to bring to market in the years to come;

1.	Subsea BOP Stack Control System
An improvement is provided in a system for controlling a subsea blowout preventer in which blowout preventer functions are operated by a hydraulic control system. The improvement resides in a control system, which has at least two elements and at least one back up control system. The control system includes a subsea pressure compensated reservoir for replenishing the supply of hydraulic fluid, and an electric motor, supplied with electrical command energy from the surface, to operate a hydraulic pump which operates in conjunction with the BOP hydraulic control system. One back up control system is a standby second electric motor, supplied with electrical command energy from the surface, to operate a hydraulic pump, which operates in conjunction with the BOP hydraulic control system. A second back up control system is an acoustical unit including a transducer and a subsea acoustic receiver to operate the BOP hydraulic control system drawing hydraulic fluid from the subsea hydraulic accumulators associated with the hydraulic control system. Having two back up, standby systems, enhances the reliability of the BOP control. The total hydraulic control system is housed in a pressure compensated reservoir located at the usual pod locations. Two pods are used for additional redundancy.

2.	Portable Blow Out Controller
A blowout controller is provided which is functional to effect stoppage of the high-pressure gases and/or fluids flowing from a wild well. The controller includes a mechanism for simultaneously sealing and gripping the outside wall of the well pipe.

3.	Blowout Preventer Valve and BOP Stack
A novel blowout preventer valve is provided herein for connection between a riser connector and a wellhead connector of a sub-sea well. The valve includes a generally cylindrical body connectable in a riser string as a replacement for a riser, the generally cylindrical body being provided with an access opening through the wall thereof, the access opening being closed by cover plate. Two segments of a hollow sphere are rotationally mounted within the generally cylindrical body, each such segment having a driven shaft projecting outwardly from the generally cylindrical body. Positively actuatable means, e.g. a rotary hydraulic actuator, is provided for rotating the segments towards and away from one another between an open position, where there is free access to the borehole of the well, and a closed position, where a sealed closure is provided on the drill pipe. The valve so provided is smaller in size and lighter in weight than conventional BOP valves, and has less assemblage components.

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

ORGANIZATIONAL STRUCTURE

Our subsidiaries, as of the year ended December 31, 2008, were KCP, Two Hills and Behral.  All three of these companies are incorporated pursuant to the laws of the Province of Alberta, Canada.

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

KCP had a financing agreement with Canadian Western Bank for $423,500 dated March 22, 2005 for the financing of two (2) PID trucks.  The loan was a sixty (60) month term bearing interest at 6.375% per annum.  The monthly payment was $8,313.29.  The balance of the loan on was paid in full February 8, 2008.

ITEM 4A.                      UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

The financial information as presented herein relates to our consolidated financial statements.

Pursuant to a share exchange agreement dated August 12, 2005, we indirectly, through our wholly-owned subsidiary, Capital Reserve Projects Ltd., acquired a 78.2% interest in KCP.  Because the shareholders of KCP became our controlling shareholders, this transaction was accounted for as a reverse merger whereby KCP is deemed to be the parent company and Capital Reserve Projects Ltd. is deemed to be the subsidiary company for accounting purposes.  The financial statements of the combined entity are issued under our name, but are considered a continuation of the financial statements of KCP.

We have provided financial information for the fiscal years ended December 31, 2006, 2007 and 2008.

Comparison of 2008, 2007 and 2006

Revenues for the fiscal year ended December 31, 2008 were $24,000 and showed an increase over revenues from the previous fiscal years ended December 31, 2007 of $18,000 and an increase over December 31, 2006 of $8,825. The increase in revenue in 2008 can be attributed to the lease pertaining for the full year. The increase in revenues for 2007 can be predominantly attributed to more months of a lease than 2006.

For the year ended December 31, 2008, we incurred operating losses of $7,004,583 as compared to operating losses of $197,461 for the fiscal year ended December 31, 2007 and operating losses of $176,776 for the fiscal year ended December 31, 2006.  Expenses for the year ended December 31, 2008 increased to $5,759,690 as compared to expenses of $215,461 for the year ended December 31, 2007 and $185,601 in the fiscal year ended in December 31, 2006  mainly due to the recording of impairment charges of $5,759,690.  Consulting, salaries and benefits increased to $986,332 in 2008 from $nil and $nil in 2007 and 2006 respectively due to the hiring of consultants in Capital Reserve. General and administrative expenses decreased to $139,536 in 2008 from $213,414 in 2007 and increased from $168,886 in 2006.  This is due to higher administrative costs and a need to retain management and consulting services to maintain the public listing.  Amortization increased to $3,445 in 2008 from $nil in 2007 and $nil 2006 due to Capital Reserve and Behral acquisitions of assets. 1

During fiscal year ended December 31, 2006, we issued 13,200,000 common shares in exchange for the assets of Southbend. This transaction was valued at $4,777,279. Also 1,000,000 of our common shares were issued to Rich Resource Investments. This transaction was valued at $134,400.

On August 19, 2007 the $800,000 lien on the Two Hills property and a BDC loan for approximately $39,000 was paid with 5,000,000 of shares of common stock. The lien on the Two Hills property has subsequently been discharged.

During the fiscal year ended December 31, 2008, we issued 23,500,000 common shares in exchange for the shares in Behral Canada . This transaction was valued at $940,000.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Working Capital and Stockholders’ Equity

Using current assets minus current liabilities, as of December 31, 2008, we had negative working capital of $(243,147) compared to negative working capital of $(101,601) on December 31, 2007, and compared with positive working capital of $314,184 on December 31, 2006.

As of December 31, 2008, stockholders' equity was $689,758 compared to $5,912,304 at December 31, 2007 and $5,818,271 at December 31, 2006. The decrease is largely due to the recording of the impairment in the water permits and salt leases and the mineral rights, as well as the patent acquired in Behral.  Stockholders’ equity and KCP’s working capital increased in 2006 mainly because of the acquisition of Southbend assets.  It had decreased during 2005 due to the acquisition of additional equipment and increased expenses as KCP increased operations and undertook to become a public company.

Liquidity

We expect that we can meet our monthly overhead requirements from our current cash and cash equivalents for the next twelve months.  We expect to be able to generate sufficient amounts of cash and cash equivalents, both in the short and long term, to maintain our capacity, meet our planned growth and development activities.  Cash and cash equivalents are expected to come from offerings of the Company’s securities to the public and joint ventures.

Sources of Working Capital

During 2006 and 2007, our primary sources of working capital have come from revenues generated from our operations in KCP.  During 2008, our primary sources of working capital came from the sale of assets.  As at December 31, 2008, we had cash equivalents of $5,385 and accounts receivable of $12,386.  To develop the Two Hills site, the company will be looking for capital from either a mortgage or a joint venture arrangement or both.

Borrowings

KCP has an operating line of credit in the maximum amount of $95,000.  Interest is charged monthly on the outstanding balance at the rate of Bank of Canada prime plus one percent (1%).  As at December 31, 2008, the amount outstanding was $15,000.

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

Neither we nor our subsidiaries are in arrears on the payment of interest or principal payments on borrowing.  We are not, nor have we been during the fiscal year ended 2008, in default on any debt covenants.

Material Capital Commitments

KCP had taken delivery of the two (2) PID trucks.  One was delivered on February 18, 2005 and the other was delivered on March 29, 2005.

KCP has arranged capital lease financing for the trucks totaling $494,614 including interest.  The balance of the loan was paid off on February 8, 2008 leaving a loan balance of zero.

KCP leases space in Edmonton at 4403-68 Ave.  The lease is for a period of five (5) years commencing on November 1, 2007 at $11,845 per month.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

KCP no longer invests in research and development, in previous years, they had invested in research and development, not only to refine its existing products but to develop new products.

Two Hills has not conducted research and development in 2008 or 2007.

The Company has no licenses but has the following patents held in Behral Canada Ltd:

Serial # 472,497, filed Jan. 21, 1985 - Floating Offshore Drilling Vessel
Serial # 472,498, filed Jan. 21, 1985 - Riser Handling & B.O.P. Stack Handling System
Serial # 472,499, filed Jan. 21, 1985 - Sub-Sea B.O.P. Stack Control System
Serial # 472,500, filed Jan. 21, 1985 - Blow-Out Preventer

Canadian patent, number 1239091 -Blowout preventer valve and BOP stack
Canadian patent number 1239090 - Subsea BOP stack control system
Patent application no. 2088794 -portable blowout contrail

TREND INFORMATION

We are not aware as of the filing of this annual report of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our financial condition.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

CAPITAL RESERVE CANADA AS AT DECEMBER 31, 2008
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
	Payments due by period
CONTRACTUAL OBLIGATIONS	Total	Less than one year	1-2 years	3-5 years	More than 5 years
KCP Lease Obligations (Office Space)(1)	544,870	142,140	284,280	118,450	0
Long Term Debt(2)	6,137	6,137	0	0	0
Total	551,007	148,277	284,280	118,450	0
(1)  Based on rent of $11,845 per month net of any taxes or operating costs.
(2)  Vehicle loan with blended payments of $1,027.

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

Name	Age	Title
Donald Getty	75	Chairman of the Board and Director
Steve Claussen	37	Director, President and CEO
Michael Dolinski	61	Director

Donald Getty - Chairman of the Board, Director of Capital Reserve Canada Ltd. and Director of KCP Innovative Services Inc.

Mr. Getty earned his Business Administration degree from the University of Western Ontario with honours in 1954. His position with the Alberta Governement included two terms as Premier of Alberta, position of Energy Minister and the position of Minister of Federal and Intergovernmental Affairs. In his business career, Mr. Getty has served on the Boards of distinguished companies such as Royal Bank of Canada, Nova Company, Genstar Company and Interprovincial Pipe and Steel Corp.

Steve Claussen - Director, President and CEO of Capital Reserve Canada Ltd.

Mr. Claussen joined CRC as President and CEO in 2007 through CRC’s acquisition of Behral Canada Inc. a company founded by Mr. Claussen. Mr. Claussen brings 13 years of executive and entrepreneurial experience in building successful companies in many sectors including retail, publishing and Oil and Gas to CRC. Mr. Claussen is also the company’s largest shareholder.

Michael G. Dolinski M.Sc., M.P.M. - Director

Mr. Dolinski was trained as an entomologist and held the position of Provincial Entomologist during most of his 32-year career with Alberta Agriculture, Food, and Rural Development. He has chaired many Provincial and National Committees during his career, and the first World Organic Conference in London U.K. in 2000. Mr. Dolinski has provided consulting and training services in pest management and organic agriculture production across Canada and the Northern US through Agri-Trend Agrology, the largest agricultural consulting company in North America, which has also developed a system to measure carbon sequestration and market carbon credits to large carbon dioxide emitters.

COMPENSATION

The following table sets forth the compensation paid to our directors and members of our management group for the last fiscal year.

	Annual Compensation		Long Term Compensation
Name and Principal Position	Year	Salary (CDN$)	Bonus (CDN$)	Securities Under Options to be Granted (#)	Long Term Incentive Plan Payouts (CDN$)	All other Compensation (CDN$)

Donald Getty Chairman of the Board and Director	2008 2007 2006	0 0 0	-	-	-	-

Steve Claussen Director and CEO of CRC and KCP	2008 2007 2006	360,000 0 0	-	-	-	-

Michael Dolinski Director	2008 2007 2006	0 0 0	-	-	-	-

Nicole Wood Chief Financial Officer	2008 2007 2007	21,000 0 0	-	-	-	-
A balance of $12,930 is owed to the CEO and $16,000 is owed to the CFO as at December 31, 2008

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

KCP had an employment agreement with Ken Pearson, as President of KCP, for $14,166 per month. The agreement commenced on February 1, 2005.  The contract has no specific term of employment and no specific termination clause.  Any termination would be subject to the employment laws of the Province of Alberta, Canada.  Employment includes a company health plan covering healthcare supplemental coverage, dental care, vision care, life insurance and disability.  The cost of the plan for Ken Pearson is $98.20 per month.  This contract was terminated in June 2008.

KCP had an employment agreement with Faye Pearson for Office Management Services for $5,833 per month.  The contract has no specific term of employment and no specific termination clause.  Any termination would be subject to the employment laws of the Province of Alberta, Canada.  Employment includes a company health plan covering healthcare supplemental coverage dental care, vision care, life insurance and disability.  The cost of the plan for Faye Pearson is $168.40 per month.  This contract was terminated in June 2008.

Capital Reserve has a management contract with 1406172 Alberta Inc, a company of which Steve Claussen is the sole officer and director, for the provision of Mr. Claussen’s services as CEO for $30,000 per month, commencing in December 2007.  The term of the contract is two years.

Capital Reserve has a consulting contract with 544686 BC Ltd., a company of which Nicole Wood is the sole officer and director, for the provision of Mrs. Wood’s services as CFO for $4,000 per month, commencing in August 2008.

Compensation of Directors

No directors received any form of compensation in their capacity as our directors to December 31, 2008. However, on March 13, 2008, our CEO approved the issuance of 1,000,000 shares each to the three existing directors as compensation for being on the Board. This issuance is subject to stockholders’ approval at the next Annual General Meeting.

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

EMPLOYEES

As at December 31, 2008, CRC had no employees, but did have three (3) consultants.

Presently we have a total of one (1) employee.

SHARE OWNERSHIP

The following table sets forth information, as of July 08, 2009, with respect to the beneficial ownership of Capital Reserve Canada Limited's Class A common stock by each of our officers and directors, and by our officers and directors as a group.  Information is also provided regarding beneficial ownership of Class A common stock if all outstanding options, warrants, rights and conversion privileges are exercised, and additional shares of our Class A common stock are issued.

TITLE OFCLASS	BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS (1)

Class A Common	Steve Claussen, CEO, Director and President of Capital Reserve Canada; St. Albert, Alberta T8N 5M1	42,833,495 common shares held directly and indirectly.(3)	29.3%

Class A Common	Donald Getty, Director and Chairman of the Board of Capital Reserve Canada Limited c/o 1273 Potter Greens Dr Edmonton, Alberta T5T 5Y8	6,234,429 common shares held indirectly.(2)	4.3%
Class A Common	Trisha Claussen, Comptroller St. Albert, Alberta T8N 5M1	2,642,857 common shares held directly	1.8%
Class A Common	Jeff Leslie, Director of Behral Canada 9521 180A Street Edmonton Alberta T5T2Z4	4,486,334 common shares held directly	3.1%

Class A Common	Nicole Wood, C.F.O. 1014 Dory Street Coquitlam, BC V3C 4L2	500,000 common shares held indirectly	0.3%
Class A Common	Michael Dolinski, Director 4416 – 29 Street Edmonton Alberta	0 common shares held directly	0.0%
		56,697,115 common shares	38.8%

(1)	Based on 146,260,969 shares of Class A Common Stock. As of July 8, 2009
(2)	Held in Sunnybank Investments Ltd., a company of which Mr. Getty is the sole shareholder.
(3)	Held in 1406172 Alberta Ltd (Steve Claussen)
(4)	544686 BC Ltd. (Nicole Wood)

ITEM 7.                      MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR STOCKHOLDERS

The following table sets forth information, as of July 08, 2009, with respect to the beneficial ownership of Capital Reserve Canada Limited's Class A common stock by each person known to be the beneficial owner of more than five percent (5%) of the outstanding Class A common stock.  As at July 08, 2009 there were a total of 856 stockholders holding 146,260,969 of our Class A common shares.

Information is provided regarding beneficial ownership of Class A common stock if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of Class A common stock are issued.

TITLE OF CLASS	BENFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS (1)
Class A Common	Steve Claussen, CEO, Director and President of Capital Reserve Canada, St. Albert, Alberta T8N 5M1	42,833,495 common shares held directly and indirectly.(2)	29.3%

(1)  Based on 146,260,969 shares of Class A common stock.
(2)  Held in 1406172 Alberta Ltd (Steve Claussen)

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

On February 4, 2008 we issued 23,500,000 shares to purchase the shares of Behral Canada Ltd. Behral owns the patents to a blowout preventer valve, stack control system and portable blowout controller. Behral also owns a floating offshore drilling vessel, a blow out preventer stack control system as well as a subsea blowout stack control system. Pursuant to the agreement, the CEO of Behral became our CEO.

On March 12, 2008 we issued 1,000,000 shares for consulting services with two stockholders.

On March 12, 2008, our CEO approved the issuance of 3,000,000 shares, 1,000,000 each to the three existing directors as compensation for being on the Board. This issuance is subject to stockholders’ approval at the next Annual General Meeting.

On May 7, 2008 we issued 6,749,933 shares for consulting services with two stockholders.

On July 7, 2008 we issued 3,660,643 shares for consulting services with two stockholders.

On July 31, 2008 we issued 1,020,833 shares for consulting services.

On August 13, 2008 we issued 2,300,000 shares for consulting services to three consultants.

On November 3, 2008 we issued 3,323,529 shares for consulting services.

On December 16, 2008 we issued 4,500,000 shares for consulting services to three stockholders.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.                      FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The required financial statements are provided at the end of this Annual Report starting on Page F-1.

SIGNIFICANT CHANGES

On February 4, 2008 we issued 23,500,000 shares to purchase the shares of Behral Canada Ltd. Behral owns the patents to a blowout preventer valve, stack control system and portable blowout controller. Behral also owns a floating offshore drilling vessel, a blow out preventer stack control system as well as a subsea blowout stack control system. Pursuant to the agreement, the CEO of Behral became our CEO.

On February 8, 2008, KCP Innovative Services Ltd. sold one of the slickline trucks for $300,000. The proceeds were used to retire the equipment loan with Canadian Western Bank of about $236,000 and the remainder was used for working capital.

In June 2008, the remaining slickline truck in KCP and tools were transferred to CRC and subsequently, the truck was sold for $290,000 and the tools for $100,000.  With the assets being sold, KCP has become an inactive company.

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

2.	Management and Employment Agreements with Steve Claussen, and Nicole Wood

CRC has a management agreement with 1406172 Alberta Inc on behalf of Steve Claussen, as CEO and President of CRC, for $30,000 per month.

CRC has a consulting agreement with 544686 BC Ltd. on behalf of Nicole Wood as CFO services for $4,000 per month.

* 3.	The Purchase of KCP

On August 2, 2005, we incorporated a wholly-owned subsidiary, Capital Reserve Canada Projects Ltd., to effect the acquisition of KCP.  On August 8, 2005, we issued a total of 17,335,814 of our Class A common shares and Capital Reserve Canada Projects Ltd. acquired a 78.2% interest in KCP.  This effected a change in our control.

On February 3, 2006, we issued a further 4,834,300 shares of our Class A common stock for the remaining 21.8% of KCP and Capital Reserve Canada Projects Ltd. which effected an amalgamation with KCP with KCP being the surviving entity. KCP is now one of our wholly-owned subsidiaries which are responsible for carrying on all of our operations.

* 4.	The Agreement with Southbend Power Ltd. to Acquire All of Its Major Assets

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

               ** 5.           The Purchase of Salt Rights from Rich Resources Investments

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

7.            The Purchase of the shares of Behral Canada Ltd.

On February 4, 2008 we issued 23,500,000 shares to purchase all the shares of Behral Canada Ltd. Behral owns the patents to a blowout preventer valve, stack control system and portable blowout controller. Behral also owns a floating offshore drilling vessel, a blow out preventer stack control system as well as a subsea blowout stack control system. Pursuant to the agreement, the CEO of Behral became our CEO.

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

SUBSIDIARY INFORMATION

At December 31, 2008, we had three (3) subsidiaries, KCP and Two Hills, which was formed on June 16, 2006, to receive the assets from Southbend and Behral, which was acquired on February 4, 2008.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable

ITEM 12.                      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

This annual report contains forward looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors” that may cause our or our industry's activity, performance or achievements expressed or implied by these forward looking statements.  Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward looking statements to conform these statements to actual results.

PART II

ITEM 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15.                      CONTROLS AND PROCEDURES

i.	Disclosure Controls and Procedures

As of December 31, 2008, the Company’s chief executive officer, Steve Claussen, has evaluated and reviewed our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon this evaluation and review, the officer has concluded that the Company’s disclosure controls and procedures are effective and sufficient to comply with Rules 13a-15(c) and 15d-15(c) of the Securities Exchange Act of 1934.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ii.	Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s framework for evaluating the effectiveness of its internal controls is based upon the criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As at December 31, 2008, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting are effective and that there were no material weaknesses in our internal control over financial reporting.

iii	Attestation Report of Independent Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

iv. Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2008, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

During Fiscal 2008, the Company appointed a new Chief Financial Officer and also used the assistance of one external Chartered Accountant firm in various aspects of its internal controls.

ITEM 16A.                      AUDIT COMMITTEE FINANCIAL EXPERT

We do not presently have an audit committee.

ITEM 16B.                      CODE OF ETHICS

As of the date of this report, we have not adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.  As we have gone through a recent change of control, we did not finalize our adoption of the Code of Ethics.  Our present Board of Directors is presently preparing a Code of Ethics for review and adoption.   Upon adoption, we will file a copy of our Code of Ethics with the Securities and Exchange Commission as an exhibit to our annual report for the year ending December 31, 2009 and post it on our website.

ITEM 16C.                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the approximate fees billed to us and our subsidiary KCP for professional services rendered by our principal accountant:

Services	2008	2007
Audit Fees	$20,000	$20,000
Audit related Fees	0	0
Tax Fees	0	0
Total Fees	$20,000	$20,000

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

CAPITAL RESERVE CANADA LIMITED

/s/ Steven Claussen
Steven Claussen
Chief Executive Officer, principal executive officer

Date:

1 2008 expences also included $5,699,102 in impairment charges and restoration costs.

CAPITAL RESERVE CANADA LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008

[Missing Graphic Reference]

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Capital Reserve Canada Limited
Edmonton, Alberta, Canada

We have audited the accompanying consolidated balance sheets of Capital Reserve Canada Limited as of December 31, 2008, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2008, 2007 and 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capital Reserve Canada Limited as of December 31, 2008, 2007 and 2006 and the results of its operations, changes in stockholders' equity, and its cash flows for the years ended December 31, 2008, 2007 and 2006, in conformity with accounting principles generally accepted in the United States.

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

/s/ Child, Van Wagoner & Bradshaw
CERTIFIED PUBLIC ACCOUNTANTS
Salt Lake City, Utah
July 15, 2009

[Missing Graphic Reference]

CAPITAL RESERVE CANADA LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008, 2007, and 2006

	December 31,
	2008	2007	2006
ASSETS
Current assets
Cash and cash equivalents	$5,385	$7,895	$391,528
Term deposits (Note 6)	22,291	21,884	21,259
Accounts receivable	12,386	250,871	269,164
Work in process	-	-	40,000
Prepaid expenses	20,569	13,647	41,480
Total current assets	60,631	294,297	763,431

Property, plant and equipment (Note 7)	921,059	5,977,989	6,073,206
Intangible assets (Note 8)	1	51,259	166,509
Goodwill	-	125,502	125,502
Other assets	11,845	11,845	-
Total assets	$993,536	$6,460,892	$7,128,648

LIABILITIES
Current liabilities
Bank indebtedness	$6,137	$16,367	$-
Accounts payable and accrued liabilities	256,834	234,244	139,204
Income and commodity taxes payable	19,807	517	14,760
Deferred income	6,000	30,000	-
Line of credit (Note 9)	15,000	14,000	285,354
Current portion of long-term debt	-	100,230	9,929
Total current liabilities	303,778	395,358	449,247

Long-term liabilities
Long-term debt (Notes 10 & 11)	-	153,230	861,130
Future tax liability (Note 13)	-	-	-
Total long-term liabilities	-	153,230	861,130
Total liabilities	303,778	548,588	1,310,377

STOCKHOLDERS’ EQUITY
Share Capital	11,004,651	9,314,463	8,381,142
Stock Subscription receivable	-	-	(15,000)
Retained earnings (Deficit)	(10,314,893)	(3,402,159)	(2,547,871)
Total stockholders' equity	689,758	5,912,304	5,818,271
Total liabilities and stockholders' equity	$993,536	$6,460,892	$7,128,648

The accompanying notes are a part of these financial statements.
[Missing Graphic Reference]

CAPITAL RESERVE CANADA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Revenue	$24,000	$18,000	$8,825
Cost of sales	-	-	-
Gross profit	24,000	18,000	8,825

Expenses
Consulting, salaries and benefits	986,332	-	-
General and administrative	139,536	213,414	168,886
Impairment charges	(5,759,690)	-	-
Restoration costs	(139,412)	-	-
Amortization	3,445	-	10,426
Interest	168	2,047	6,288
Total expenses	7,028,583	215,461	185,601

Operating loss	(7,004,583)	(197,461)	(176,776)

Gain on sale of equipment	261,549	-	-
Discontinued operations	(169,799)	(656,827)	(11,969)
Net loss	$(6,912,734)	$(854,288)	$(188,745)

Basic and diluted earnings(loss) per share
Operating loss	$(0.07)	$(0.00)	$(0.00)
Discontinued operations	$(0.00)	$(0.01)	$(0.00)
Net Loss	$(0.07)	$(0.01)	$(0.00)

Weighted average number of shares outstanding	101,178,060	61,072,284	46,603,617

The accompanying notes are a part of these financial statements.

[Missing Graphic Reference]

CAPITAL RESERVE CANADA LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the years ended December 31, 2006, 2007 and 2008

	Common Stock		Retained Deficit	Stock Subscription Receivable	Total Stockholder’s Equity
	Shares	Amount
Balance at December 31, 2005	34,810,814	3,242,434	(2,359,126)	-	883,308

Shares issued to acquire minority 21.8%	4,834,300	-	-	-	-
Shares issued to acquire assets	13,200,000	4,730,882	-	-	4,730,882
Shares issued to acquire asset	1,000,000	134,400	-	-	134,400
Shares issued for debt settlement	4,521,307	258,426	-	-	258,426
Shares issued for restricted shares	30,000	15,000	-	(15,000)	-
Net Loss for year 2006	-	-	(188,745)	-	(188,745)
Balance at December 31, 2006	58,396,421	8,381,142	(2,547,871)	(15,000)	5,818,271

Stock cancelled per contract	(30,000)	(15,000)	-	15,000	-
Shares issued for consulting services	700,000	59,500	-	-	59,500
Shares issued for debt settlement	5,000,000	839,187	-	-	839,187
Shares issued for debt settlement	1,500,000	49,634	-	-	49,634
Net Loss for year 2007	-	-	(854,288)	-	(854,288)
Balance at December 31, 2007	65,566,421	9,314,463	(3,402,159)	-	5,912,304
Shares issued to acquire subsidiary	23,500,000	940,000			940,000
Shares issued to debt settlement	3,500,000	139,412			139,412
Shares issued for consulting services	25,554,938	601,776			601,776
Shares issued for cash	500,000	9,000			9,000
Net Loss for year 2008			(6,912,734)		(6,912,734)
Balance at December 31, 2008	118,621,359	$11,004,651	$(10,314,893)	$-	$689,758

The accompanying notes are a part of these financial statements.

 [Missing Graphic Reference]

CAPITAL RESERVE CANADA LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 and 2008
	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Operating Activities
Net Loss	$(6,912,734)	$(854,288)	$(188,745)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Amortization	3,445	-	-
Impairment charges	5,759,690	-	-
Gain on sale of equipment	(261,549)	-	-
Stock issued for services	741,188	109,134	-
Accounts receivable	1,195	50,000	(21,560)
Corporation income taxes	-	-	9,263
Work in process	-	-	(40,000)
Prepaid expenses and deposits	(16,669)	3,910	(31,937)
Accounts payable and accrued liabilities	155,257	196,436	36,435
Deferred revenue	(24,000)	30,000	-
Income and commodity taxes payable	-	-	12,144
Cash provided (used) by operating activities – continuing operations	(564,929)	(464,808)	36,642
Cash provided (used) by discontinued operations	150,995	118,429
Cash provided (used) by operating activities	(413,934)	(346,379)	36,642

Investing Activities
Decrease in restricted cash	-	-
Purchase of property, plant and equipment	(7,401)	(1,623)	-
Proceeds from sale of fixed assets	390,000	-	-
Proceeds from purchase of subsidiary	2,057	-	-
Cash provided (used) by investing activities	384,655	(1,623)	-
Cash provided (used) in discontinued operations	280,459	(2,233)	424,757
Cash provided (used) by investing activities	665,114	(3,856)	424,757

Financing Activities
Shares issuances	9,000	-	-
Cash provided by financing activities – continuing operations	9,000	-	-
Cash used in discontinued operations	(262,690)	(33,398)	(94,639)
Cash used by financing activities	(253,690)	(33,398)	(94,639)

Increase (decrease) in cash during the year	(2,510)	(383,633)	366,760
Cash and cash equivalents, beginning of year	7,895	391,528	24,768
Cash and cash equivalents, end of year	$5,385	$7,895	$391,528

Supplemental Information
Cash paid for interest	$9,642	$20,600	$29,486
Shares issued for assets	$-	$-	$4,865,280
Shares issued for subsidiary	$940,000	$-	$676,802
Shares issued for debt settlement and expenses	$741,188	$888,821	$258,426

The accompanying notes are a part of these financial statements.

[Missing Graphic Reference]

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

Effective January 22, 2006, KCP Innovative Services Inc. became directly a wholly-owned subsidiary of Capital Reserve Canada Ltd.

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

[Missing Graphic Reference]

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

3.      Summary of significant accounting policies

These consolidated financial statements include the accounts of the company and its legal subsidiary, KCP Innovative Services Inc., its wholly-owned subsidiary, Two Hills Environmental Inc and Behral Canada Ltd. and have been prepared in accordance with accounting principles generally accepted in United States of America. All significant inter-company transactions and balances are eliminated in the preparation of these consolidated financial statements.

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

[Missing Graphic Reference]

3.      Summary of significant accounting policies (continued)

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

[Missing Graphic Reference]

5.      Acquisition of Zone Technologies Ltd. (continued)

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

6.      Term deposits

The term deposit of $21,884 matured on March 14, 2008 and bore interest at 2.65% per annum.

7.      Property, plant and equipment

	Cost	Accumulated Amortization	Net December 31, 2008
Land	$900,000	$-	$900,000
Water Permit & Salt Lease	-	-	-
Furniture and fixtures	18,239	12,376	5,863
Computer and software	48,131	32,935	15,196
Mineral Rights	-	-	-

	$966,370	$45,311	$921,059

During 2008, it has been determined that the water permit and salt lease, as well as the mineral rights should be written off as an impairment charge due to the uncertainty of future economic value.  The impairment charge amounts to $4,802,079.

[Missing Graphic Reference]

7.      Property, plant and equipment (continued)

Southbend Power Ltd.

On June 16, 2006, Two Hills Environmental Inc., a wholly-owned subsidiary of CRC purchased 147 acres of land together with certain salt lease and water permit rights from Southbend Power Ltd. for the consideration of CRC to issue 13,200,000 common shares to Southbend Power Ltd. and the assumption of certain liabilities. The transaction was completed on July 28, 2006. The company recorded the value of the purchase based on the market share trading value of July 28, 2006 at US$ 0.32 per share. The company recorded the land at its fair market value of $900,000 and the value of the water permits and salt leases to be $4,677,679, the trading value of the exchanged shares.  These 147 acres sit on the Nisku Fault and the Lotsburg salt formation has 3 large existing salt caverns.  The Lotsburg salt formation contains salt deposits that average 122m in thickness and spans a total area of 390,000 sq. km.  The Nisku Fault resides approximately 1000m underground and extends downwards and can be used for certain liquid waste disposal.  Caverns are formed through solution mining, during which water is pumped into the formation to dissolve large pockets of salt in the formation.  These caverns are especially important in the oilfield waste disposal industry, where wastes from oil production are stored in these caverns.  The 147 acres are strategically located in terms of proximity to sources of oilfield wastes being generated in the Cold Lake Region. The companies currently producing oil wastes are discouraged from the duopoly in the oil waste disposal industry due to prices and lack of customer service. Currently, 7 million cubic meters of oilfield wastes are being produced annually. At the going rate of $100/m for disposal of oilfield wastes that require deep disposal, the revenue potential for disposal of current volumes is estimated to be $1,900,000 per day. Two Hills estimates in capturing 545 cubic meters per day which would equate to approximately $55,000 per day in revenues and annual cash flow exceeding $5,300,000. Due to the projections of these estimates and the time that it would take Two Hills to have their site ready for oilfield waste disposal, the Company has decided to take a conservative approach in valuing these salt caverns and have recorded them at the original cost at acquisition. The numbers represented in this paragraph concerning the amount of oilfield waste production and revenue generated per day were received through two third party consultants.

In addition to the salt caverns, this site has a water pumping station and water rights to pump from the North Saskatchewan River running along it.  Future water rights are not being easily given for the North Saskatchewan River due to the scarcity of water there. This site is now held at a premium due to the water pump located there and the rights already owned.

The Company has leased a portion of the land to another company for $2,000 per month for storage of trailers and other equipment.  This lease will expire on September 1st 2009.

The Company is currently seeking opportunities to further expand the operations of this site by either raising money or forming a joint venture to be able to prepare the site for waste disposal storage and commence operations in this area.

Rich Resources Limited

On October 20, 2006, Two Hills Environmental Inc., wholly-owned subsidiary of CRC purchased a certain mineral rights from Rich Resources Limited. CRC issued 1,000,000 common shares for the consideration. The company recorded the transaction at the market trading value of US$0.12 per shares at the exchange rate of C$1.12 for a total of $134,000.

[Missing Graphic Reference]

8.      Intangible assets

	Cost	Accumulated Amortization	Net December 31, 2008
PID Technology	$1	$-	$1
Zone Technology	277,000	277,000	0
Backlog	196,600	196,600	0
Customer relationships	184,000	184,000	0
Patents in Behral	-	-

	$657,601	$657,600	$1

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

Patents
Patents were acquired with the acquisition of Behral.  As none of the patents are in production, the economic value is uncertain and thus written off to impairment charges during the year. ($947,611)

9.      Operating line of credit

The Company has an operating line of credit to a maximum of $95,000.  Interest is charged monthly on the outstanding balance at the rate of prime plus 1%.  It is secured by General Security Agreement. There was an outstanding amount as of December 31, 2008, of $15,000.

10.           Demand bank loan

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

[Missing Graphic Reference]

11.           Long-term debt

2008
Vehicle loan	$6,137
Current portion	6,137

$0

The vehicle loan is repayable over 72 months commencing in August 2003 and ending in July 2009. The blended payments of principal and interest are $1,027 per month with an interest rate of 7.99% per annum.  A 2003 Dodge truck, included in property, plant and equipment, is pledged as collateral for this loan.

Aggregate principal payments required on the vehicle loan over the next two fiscal years are as follows:

2009	6,137

$6,137

12.           Share capital

Authorized
The authorized share capital of the Company consists of an unlimited number of common shares without par value: Shares issued are as follows:

Shares already issued in CRC as at December 31, 2005	34,810,814
Issued Feb 3, 2006 for the remaining 21.8% of KCP	4,834,300
Issued Feb 16, 2006 as a Debt Settlement	4,521,307
Issued June 15, 2006 Per Southbend Agreement	13,200,000
Issued Aug 6, 2006	30,000
Issued Oct 20, 2006 per Rich Resource Agreement	1,000,000
Cancelled Feb 7, 2007 pursuant to contract	-30,000
Issued July 19, 2007 for consulting services @$.085	700,000
Issued Aug 19, 2007 for $839,187 debt	5,000,000
Issued Aug 19, 2007 for $49,634 debt	1,500,000
Issued Feb 4, 2008 for purchase of Behral Canada	23,500,000
Issued Feb 5, 2008 as a Debt Settlement	3,500,000
Issued Mar 13, 2008 for directors compensation @ $0.04	4,000,000
Issued Aug 19, 2008 for (in lieu of pay and per contract) @ $0.014 to $0.053	14,231,409
Issued Dec 1, 2008 for consulting services @ $0.021	3,323,529
Issued Dec 15, 2008 for consulting services @ $0.017	4,500,000

TOTAL on Dec 31, 2008	118,621,359

On February 4, 2008 we issued 23,500,000 shares to purchase the shares of Behral Canada Ltd. Behral owns the patents to a blowout preventer valve, stack control system and portable blowout controller. Behral also owns a floating offshore drilling vessel, a blow out preventer stack control system as well as a subsea blowout stack control system.

[Missing Graphic Reference]

13.           Income taxes

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

Due to KCP's stage of development and operation, the Company believes there is significant uncertainty over the amount of and timing when non-capital losses may be claimed against future taxable income.  Consequently, a valuation allowance has been provided against the value of the future tax asset. The valuation allowance is reviewed periodically and when and if the more likely than not criterion is met for accounting purposes, the valuation allowance will be adjusted by a credit or charge to earnings in that period.

The Company has non-capital losses carried forward for income tax purposes in the amount of approximately $8,588,965 at December 31, 2008 that may be applied against future taxable income.  Losses expire as follows: ($88,170 on December 31, 2009), ($380,730 on December 31, 2015), ($195,850 on December 31, 2016), ($850,000 on December 31, 2027) and an estimated ($6,912,700 on December 31, 2028).  The potential benefits relating to these amounts have not been recognized in the financial statements.

14.           Related party transactions

The amounts due to the shareholders are non-interest bearing, unsecured and due on demand and are nil.

15.           Commitment

The Company leases shop and office space under operating leases.  The future office and shop lease payments are as follows:

2009	$142,140
2010	142,140
2011	142,140
2012	118,450

Total	$544,870

16.           Financial instruments

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to fulfill an obligation and causes the other party to incur a financial loss. The Company’s credit risk consists primarily of cash and cash equivalents and short-term investments. The credit risk is minimized by placing cash and cash equivalents and investing in short-term investments with major Canadian financial institutions. The Company’s receivables consist of GST due from the Federal Government of Canada.  Management believes that the credit risk concentration with respect to amounts receivable is remote.  The Company does not invest in asset–backed commercial papers.

[Missing Graphic Reference]

16.           Financial instruments (continued)

Interest rate risk

The Company is exposed to interest rate risk to the extent that it has bank indebtedness that carries a variable rate of interest.  Notwithstanding this, unless otherwise indicated, it is management's opinion that the Company's exposure to interest rate risk arising from these financial instruments is insignificant.

Fair value of financial assets and liabilities

The Company has estimated the fair value of its financial instruments, which include cash and cash equivalents, cash restricted, term deposit, accounts receivable, bank indebtedness, accounts payable, accrued liabilities, due to stockholder and long-term debt. The Company used valuation methodologies and market information available at December 31, 2008 and has determined that the carrying amounts of such financial instruments approximate fair value in all cases.

17.           Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.  Such reclassification is for presentation purposes only and has no effect on previously reported results.

18.           Segmented information

The Company operates in one geographic segment within one industry segment.  Oilfield services are provided in Canada.

19.           Sale of KCP Assets

On February 8, 2008, KCP Innovative Services Ltd. sold one of the slickline trucks for $300,000. The proceeds were used to retire the equipment loan with Canadian Western Bank of about $236,000 and the remainder was used for working capital.

In June 2008, the remaining slickline truck in KCP and tools were transferred to CRC and subsequently, the truck was sold for $290,000 and the tools for $100,000.  With the assets being sold, KCP does not have the ablility to generate revenue and has become an inactive company.

20.           Subsequent event

On March 3, 2009 we issued 8,571,428 shares for debt settlement to the company president.

On March 11, 2009 we issued 15,818,182 shares for consulting services to three stockholders.

On April 28, 2009 we issued 3,250,000 shares for consulting services to one stockholder and two consultants.

[Missing Graphic Reference]