Form 20-F
period 2009-12-31
CAPITAL RESERVE CANADA LTD
filed 2010-08-06
CIK 1230622

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

207,594,302 Class A common shares as at December 31, 2009.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities
Act.                                ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer\, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes ☐ No

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

	2005	2006	2007	2008	2009
At the end of period	0.858	0.862	1.020	0.817	0.9555
Average for period	0.825	0.882	0.930	0.938	0.8757
High for period	0.869	0.909	1.0905	1.029	0.9716
Low for period	0.787	0.853	0.844	0.771	0.7602

Following is a table of the Noon Buying Rates on the last day of each month for the last four months ended April 30, 2010:

	January	February	March	April
At the end of period	0.9390	0.9596	0.9846	0.9885
Average for period	0.9579	0.9469	0.9775	0.9950
High for period	0.9755	0.9597	0.9888	1.0039
Low for period	0.9784	0.9316	0.9596	0.9803
The Noon Buying Rate as at June 30, 2010 was 0.9429

Change of Control

On August 8, 2005, the Company acquired 78.2% of KCP Innovative Services Inc. for the issuance of 17,335,814 Class A common shares for the Company bringing the total number of Class A shares issued and outstanding at that time to 19,335,814.  This effected a change in control of the Company.  Based on the acquisition of the controlling interest in KCP Innovative Services Inc. as of August 8, 2005, and reverse merger accounting applied to the transaction, the following financial information reflects the financial information of KCP Innovative Services Inc. for the fiscal years ended August 31, 2002 to December 31, 2005.  KCP Innovative Services there after changed its fiscal year end to the fiscal year end of the Company, which is December 31.

This date of writing this report is June 30, 2010.

	Aug 31	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31
Year End	2005	2005 (4 mos)	2006	2007	2008	2009
	CAD	CAD	CAD	CAD	CAD	CAD
Operating Revenues	933,441	355,017	1,714,925	18,000	24,000	10,167
Income (loss) from Operations	(862,266)	(399,830)	(188,745)	(195,414)	(7,004,583)	(963,001)
Net Income (loss)	(643,469)	(258,114)	(188,745)	(854,288)	(6,912,734)	(1,101,073)
Net Income (loss) from Operations Per Share	(.037)	(.015)	(.0004)	(0.00)	(0.07)	(0.01)
Total Assets	2,003,032	1,698,171	7,128,648	6,460,892	993,536	780,328
Net Assets	291,726	883,308	5,818,271	5,912,304	689,758	(88,483)
Capital Stock	2,320,783	3,242,434	8,381,142	9,314,463	11,004,651	11,327,483
Number of Shares	19,335,814	34,810,814	58,396,421	65,566,421	118,621,359	207,594,302

CAPITALIZATION AND INDEBTEDNESS

Not Applicable

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

RISK FACTORS

Our business will be subject to numerous risk factors, as more particularly described below.

Risk Factors Related Directly to Our Business

Investing in Waste Storage May Expose the Company to Specific Risks.

Investments in waste disposal and management are exposed to a wide variety of risks including nationwide and local social conditions, the supply of, and demand for, specific types of waste properties. The Cavern Storage Terminal segment of the project comes along with standard engineering, construction and development risks. Through discussion with engineering partners, engaged to examine this project, it does not appear that any of the technological problems cannot be solved through the implementation of “off-the-shelf” equipment in standard configurations. While the scale of the project is quite large, Albertan engineering and construction firms possess the knowledge and resources to design and build the suggested infrastructure. CO2 leakage due to fracture or mechanical failure is also a risk, however, CRC feels as though these risks can be managed through careful understanding and development of the caverns and the constant monitoring of the caverns and mechanical infrastructure.

The larger risk in the proposed project is of the biological conversion of CO2, due to the early stage of development of the technology and the risks that come along with scaling up any technology. However, CRC is seeking to develop a partnership with a clear global leader in the development of biological conversion processes in order to mitigate these risks as much as is possible. The intellectual property and unique capacities that will be developed en-route to the ultimate applications will all provide value to the province of Alberta.

Our business operations are speculative. The failure of our plans could ultimately force us to reduce or suspend operations and even liquidate our assets and wind-up and dissolve our company.

Our shares should be considered highly speculative due to the proposed nature of our business and the current stage of our development.

The construction and operation of waste disposal facilities may involve unanticipated changes or delays that could negatively impact the Company's business and its results of operations.

The construction and operation of waste disposal facilities involves many risks, including start-up risks, breakdown or failure of equipment, competition, inability to obtain required governmental permits and approvals, and inability to negotiate acceptable acquisition, construction, waste supply, transmission or other material agreements, as well as the risk of performance below expected efficiency. Such unanticipated events could negatively impact the Company's business and its results of operations.

Seasonality may affect our performance.

In general, the level of activity in the oilfield service industry is influenced by seasonal weather patterns.  Wet weather and the spring thaw may make the ground unstable.  Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels.  Additionally, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the drilling sites in these areas consists of swampy terrain.  Seasonal factors and unexpected weather patterns may lead to declines in the activity levels of exploration and production companies and corresponding declines in the demand for our storage and waste recycling services.

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

Some of the Company's operations are subject to extensive environmental laws and regulations that may increase costs of operations, impact or limit business plans, or expose the Company to environmental liabilities.

The Company is subject to extensive environmental laws and regulations affecting many aspects of its present and future operations including air quality, water quality, waste management and other environmental considerations. These laws and regulations can result in increased capital, operating and other costs, and delays as a result of ongoing litigation and compliance, remediation, containment and monitoring obligations. These laws and regulations generally require the Company to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Public officials and entities, as well as private individuals and organizations, may seek injunctive relief or other remedies to enforce applicable environmental laws and regulations. The Company cannot predict the outcome (financial or operational) of any related litigation that may arise.

Existing environmental regulations may be revised and new regulations seeking to protect the environment may be adopted or become applicable to the Company. Revised or additional regulations, which result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from customers, could have a material effect on the Company's results of operations.

We compete directly with independent, technology-driven services companies. Our inability to effectively compete with these companies could have a material adverse impact on our business.

We expect to face significant competition from other organizations and there can be no assurance that we will be able to compete effectively in our target markets.  In addition, new technologies may emerge that are competitive with our services. Advances in measurement tools as well as changes in the market place and the regulatory and legislative environment are constantly occurring and any such change could have a material adverse impact on us. We expect that competition will intensify in the future, as our services, and the opportunities presented thereby, become better known.

Unpredictable events could cause fluctuations in our operating results, which could cause unanticipated losses and adversely impact our business.

We expect to be exposed to significant fluctuations in operating results caused by many factors, including changes in the demand for our services, the introduction of competing services, delays in the introduction of such enhancements or products, changes in our pricing policies or those of our competitors, the mix of services sold, foreign currency exchange rates and general economic conditions.

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

Any extended or substantial decline in oil and natural gas prices would have a material adverse effect on our ability to negotiate favorable joint ventures with viable industry participants, our cash flow and our access to capital. The Kyoto Protocol and/or unforeseen changing government regulations may adversely impact our business.

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

Risk Factors Relating to Business Operations

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

Our business is capital intensive and we have no history of profit.  Accordingly, there can be no assurance that our future business activities will be profitable. We have incurred costs to develop and enhance our services, to establish strategic relationships and to build an administrative organization. Our ability to operate profitably and generate positive cash flow in the future will be affected by a variety of factors, including our ability to further develop and test our technology on schedule and on budget, the pace of our entry into our target markets, consumer acceptance of our products, the intensity of the competition experienced by us, the availability of additional capital to pursue our business plans, including development of new products.  An inability to generate sufficient funds from operations will have a materially adverse affect on our business, results of operations and financial condition.

Our ability to grow our business and meet our commitments to our customers is dependent upon the availability of suppliers upon which we rely.

While the Company presently has no operations, once the Company is operational we will have to rely on suppliers for additional gauges, trucks and equipment in order to expand, or to replace existing equipment. The availability of suppliers could affect our ability to expand or to meet our commitment to existing customers.

We are in an early stage of development and there are no guarantees that we will be able to achieve our business objectives. This may have a material adverse impact on our business and ability to continue as a going concern.

Our business prospects are subject to all of the risks inherent to a new business.  There can be no assurance that we will obtain market acceptance as contemplated in our business objectives and any failure to sell our services may have a material adverse effect on our business, results of operations, and financial condition.

There is continual need for innovative solutions. Our ability to develop new solutions or refine our existing solutions could have a material adverse impact on our business.

To achieve our business objectives and obtain market share and profitability, we will need to continually research, develop and refine our services.  Many factors may limit our ability to develop and refine existing services. We may also be exposed to marketplace resistance to new services. Any failure to develop or refine our services, or create or offer new services could have a material adverse effect on our business, results of operations, and financial condition.

A small number of stockholders own a significant number of our shares that could make it difficult for other investors to make changes in our operations or management, and therefore, shareholders would be subject to decisions made by management and the majority stockholders.

One (1) stockholder, Steven Claussen, our CEO / President and a Director of the Company owns a significant number of our outstanding shares.  In total, this stockholder owns 42,833,495 shares of the total amount of 207,594,302 Class A common shares issued and outstanding, which is approximately 20.6%.  This stockholder has the power to significantly influence our affairs and may be able to influence the outcome of matters required to be submitted to stockholders for approval, including the election of directors and the amendment of our articles of incorporation and bylaws. Conversely, it may be difficult for the remaining stockholders to influence the outcome of such matters.

Our business may attract uninsured liabilities that may have an adverse impact on us.

We are insured in accordance with industry standards to address certain types of risks; however, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities.  In addition, such risks may not in all circumstances be insurable. The payment of such uninsured liabilities would have an adverse effect on our business, results of operations and financial condition.

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

Responding to consumer demands, expanding into other geographical markets and targeting growth in our business is likely to place significant strains on our administrative and operational resources and increased demands on our internal systems, procedures and controls. If we experience rapid acceptance of our services, the need to manage such growth will add to the demands on our management, resources, systems, procedures and controls. There have been no operations since the sale of KCP’s assets. There can be no assurance that our administrative infrastructure, systems, procedures and control will be adequate to support our operations or that our officers and personnel will be able to manage any significant expansion of operations. If we are unable to manage growth effectively, our business, operating results, and financial condition will be materially adversely affected.

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

Prospective investors are hereby advised that the success of previous projects undertaken by the company's management and affiliates cannot be construed as a guarantee of the success of the ventures outlined herein.

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

We have never paid any cash dividends on shares of our capital stock, and we do not anticipate that we will pay any dividends in the foreseeable future. Our current business plan is to retain any future earnings to finance the expansion of our business. Any further determination to pay cash dividends will be at the discretion of our board of directors, and will be dependent upon our financial condition, results of operations, capital requirements and other factors as our board of directors may deem relevant at that time. Should we decide to pay dividends at any time in the future, there is no guarantee that they will be paid on a timely basis. If in buying our stock you anticipate income from dividends, you should not buy our stock. Even if cash distributions are made, The Company may not be profitable or be successful in generating or earning revenues. The Company's management, in its discretion, may retain Corporation funds for working capital purposes.

You may be unable to sell your common stock at or above your purchase price, which may result in substantial losses to you.

The following factors may add to the volatility in the price of our common stock: actual or anticipated variations in our quarterly or annual operating results; government regulations, announcements of significant acquisitions, strategic partnerships or joint ventures; our capital commitments; and additions or departures of our key personnel. Many of these factors are beyond our control and may decrease the market price of our common stock, regardless of our operating performance.  We cannot make any predictions or projections as to what the prevailing market price for our common stock will be at any time, including as to whether our common stock will sustain its current market price, or as to what effect that the sale of shares or the availability of common stock for sale at any time will have on the prevailing market price.

Volatility in our common stock price may subject the Company to securities litigation.

The market for our common stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future.  In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities.  We may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We may need to raise additional capital.  If we are unable to raise necessary additional capital, our business may fail or our operating results and our stock price may be materially adversely affected.

Because we are a newly operational company, we need to secure adequate funding.  If we are unable to obtain adequate funding, we may not be able to execute on our business plan and our business will most likely fail.  We do not have commitments for additional financing.  To secure additional financing, we may need to borrow money or sell more securities, which may reduce the value of our outstanding securities.  We may be unable to secure additional financing on favorable terms or at all.

Selling additional stock, either privately or publicly, would dilute the equity interests of our stockholders.  If we borrow more money, we will have to pay interest and may also have to agree to restrictions that limit our operating flexibility.  If we are unable to obtain adequate financing, we may have to curtail business operations, which would have a material negative effect on operating results and most likely result in a lower stock price.

Our issuance of additional common stock in exchange for services or to repay debt would dilute your proportionate ownership and voting rights and could have a negative impact on the market price of our common stock.

Our board of directors may generally issue shares of common stock to pay for debt or services, without further approval by our stockholders based upon such factors as our board of directors may deem relevant at that time.  The Company has in the past issued common stock shares in payment for debt and services, and it is likely that we will issue additional securities to pay for services and reduce debt in the future.  It is possible that we will issue additional shares of common stock under circumstances we may deem appropriate at the time.

Our directors have the right to authorize the issuance of shares of our preferred stock and additional shares of our common stock.

Our directors, within the limitations and restrictions contained in our articles of incorporation and without further action by our stockholders, have the authority to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights, and terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of any such series.  We have no intention of issuing shares of preferred stock at the present time.  Any issuance of shares of preferred stock could adversely affect the rights of holders of our common stock.  Should we issue additional shares of our common stock at a later time, each investor’s ownership interest in our stock would be proportionally reduced.  No investor will have any preemptive right to acquire additional shares of our common stock, or any of our other securities.

If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board, which would limit the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.  Companies trading on the OTC Bulletin Board must be reporting issuers under Section 12 of the Exchange Act, and must be current in their reports under Section 13 of the Exchange Act, in order to maintain price quotation privileges on the OTC Bulletin Board.  If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board.  As a result, the market liquidity for our securities could be adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

Our common stock is subject to the “penny stock” rules of the Securities and Exchange Commission, and the trading market in our common stock is limited, which makes transactions in our stock cumbersome and may reduce the investment value of our stock.

Our shares of common stock are “penny stocks” because they are not registered on a national securities exchange or listed on an automated quotation system sponsored by a registered national securities association, pursuant to Rule 3a51-1(a) under the Exchange Act.  For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person’s account for transactions in penny stocks; and that the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market, which, for example, sets forth the basis on which the broker or dealer made the suitability determination; and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules.  This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.  Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The market for penny stocks has suffered in recent years from patterns of fraud and abuse.

Stockholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse.  Such patterns include:

1. Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

2. Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

3. Boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced salespersons;

4. Excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and

5. The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequential investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.  The occurrence of these patterns or practices could increase the volatility of our share price.

Shares eligible for future sale by our current stockholders may adversely affect our stock price.

To date, we have had a very limited trading volume in our common stock.  As long as this condition continues, the sale of a significant number of shares of common stock at any particular time could be difficult to achieve at the market prices prevailing immediately before such shares are offered.  In addition, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options and warrants, under Securities and Exchange Commission Rule 144 or otherwise could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital at that time through the sale of our securities.

We have a limitation of liability against our directors, where permitted by law, possibly limiting certain claims by investors should our business fail.

There are limits of liability of our directors for monetary damages for breach of director's fiduciary duty except for liability in certain instances. As a result you as a stockholder will have limited rights to recover against directors for breach of fiduciary duty.

Additional capital requirements and future dilution.

The long-term growth plans of the Company may require additional capital.

The Company may be desirous of raising additional capital, which may be accomplished, among other options, through an offering  There can be no assurance that additional capital from any source will be available when needed or on terms acceptable to the Company. The availability of additional financing may be dependent on the relative success and progress of the Company. In order to obtain additional financing, the Company may be required to dilute the equity investment of its then current shareholders.

The Company may also obtain additional financing through certain government subsidies or tax incentives available in certain geographic areas, if available, at the Company's discretion. Failure to obtain such additional capital on terms acceptable to the Company could restrict its ability to implement its growth plans.

No assurance of profit.

There is no assurance as to whether the Company will be profitable or earn revenues, or will be able to return any investment funds, to make cash distributions or to meet its operating expenses and debt service, if any.

Financial projections.

The Company’s management may prepare financial projections concerning the estimated operating results of the Company. These projections would be based on certain assumptions that may prove to be inaccurate and which are subject to future conditions beyond the control of the Company, such as changes in the condition of the marketplace, changes in interest rates, and changes in the costs of developing and providing products and services. The Company may experience unanticipated costs, or anticipated sales may not materialize, resulting in lower revenues than forecasted. Due to the fact that the Company has a limited operating history the Company may experience unanticipated costs, or, among other things, anticipated contracts may not materialize, resulting in lower revenues than forecasted. There is no assurance that the Company would in fact realize the results that may be illustrated in financial projections. The financial projections would be prepared by management of the Company and would not be examined or compiled by independent certified public accountants. Accordingly, neither the independent certified public accountants nor counsel to the Company could provide any level of assurance on the financial projections.

Potential conflicts of interest.

The Company’s management may be or in the future become associated with or employed by other companies, which are engaged, or may become engaged, in operations similar to the operations engaged in by the Company. Conflicts of interest between the Company’s managers and officers and the Company may arise by reason of such relationships.

Achievement of investment goals and objectives.

All investments in the Company risk the loss of capital. While the Company's management believes that its experience and relationships will moderate this risk to some degree, no representation is made that the Company's projects will be successful.

Changes in applicable law.

The Company must comply with various legal requirements, including but not limited to requirements imposed by the state and federal securities laws. Should any of those laws change over the scheduled term of the Company, the legal requirements to which the Company and its shareholders may be subject could differ materially from current requirements.

Possibility of audit.

The IRS could audit the Company's information and adjustments to the Company's tax returns could occur as a result. Any such adjustment could subject the shareholders to additional tax, interest and penalties, as well as incremental accounting and legal expenses. In addition, an audit of the Company's tax returns could lead to audits of the individual tax returns of the shareholders, resulting in adjustments and additional tax with respect to non-Corporation items.

Government regulation.

In addition to environmental regulations, the Company may be subject to regulation by county, state and federal governments, and governmental agencies. Failure to obtain regulatory approvals or delays in obtaining regulatory approvals by the Company, its contractors, or other persons or entities employed by the Company, could adversely affect the Company's ability to complete development, marketing and/or promotion on time or at all, which could adversely impact the Company's ability to generate revenues or profits. Although the Company does not anticipate problems satisfying any of the regulations involved, the Company cannot foresee the possibility of new regulations, which could adversely affect the business of the Company. The Company anticipates that all regulatory approvals required will be granted. Violations by the Company and/or its contractors, and/or non-compliance with such regulations and approvals, may adversely affect the Company's ability to complete its projects, may subject the Company to fines and or other monetary penalties, and could adversely affect the Company's ability to conduct its business as intended.

Indemnification of shareholders, officers and managers.

The Company's Shareholder Agreement provides that the Company will, within the limits of capital contributions and retained assets, hold its shareholders, manager(s) and officers harmless against certain claims arising from Corporation activities, other than losses or damages incurred by it as a result of gross negligence, fraud or bad faith. If the Company were called upon to perform under its indemnification agreements, then the portion of its assets expended for such purpose would reduce the amount otherwise available for the implementation of its business model, or for distributions to its shareholders.

Uninsured losses.

The Company may obtain comprehensive insurance coverage, including liability, fire and extended coverage, as is customarily obtained for businesses similar to the Company. Certain types of losses of a catastrophic nature, such as losses resulting from floods, tornadoes, thunderstorms, earthquakes, and acts of terrorism are uninsurable or not economically insurable to the full extent of potential loss. Such Acts of God, work stoppages, regulatory actions or other causes, could interrupt or delay the Company's development or renovation undertakings, and would adversely affect the Company's business, results of operations, and profitability.

Success dependent on market conditions.

The Company's success is dependent on market conditions. Even if the Company's services are successfully developed and marketed, the Company is unable to predict how quickly, if at all, the marketplace will grow. The inability of the Company's operations to achieve a significant level of acquisition opportunities and marketplace placement could force the Company to cease operations.

Performance estimates dependent on varying factors.

Estimates of performance depend on many assumptions that may turn out to be inconclusive, subject to varying interpretations, or inaccurate. The process of estimating the total market is complex. It requires interpretations of available advertising and economic data for the future. Therefore, estimates of prospective opportunities are inherently imprecise.  Such factors as actual opportunities, future market growth, market penetration, revenues, operating expenses, and development expenditures will vary and are beyond the Company’s control, and any significant variance could materially affect the estimated value of future revenues.

Force Majeure.

The business is uniquely susceptible to unforeseen delays or failures that are caused by market trends and related circumstances. These factors are outside and beyond the control of the Company and may render it impossible to complete production of its project. The delay or failure to render certain services may be due to any act of God, fire, war, terrorism, flood, strike, labor dispute, disaster, transportation or laboratory difficulties or any similar or dissimilar event beyond the control of the Company. Neither the Company nor its management shall be held liable to any Member in the event of such failure. The Company will endeavor to prospectively cure such failure immediately following the expiration of such Force Majeure event should such event occur.

Unanticipated obstacles to execution of the business plan.

The Company’s business plan may change significantly. Many of the Company’s potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company’s chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company’s principals and advisors.  Management reserves the right to make significant modifications to the Company’s stated strategies depending on future events.

Future capital needs; uncertainty of additional funding.

Future capital may be required to expand where logistical hurdles will need to be overcome. The Company believes that it can fund the majority of the planned expansion through retained earnings, but there is no guarantee that additional funding will not be needed. Therefore, the Company may need to raise additional funds to sustain and expand its sales, marketing research and development activities, particularly if a well-financed competitor emerges or if there is a major shift in marketplace.  Adequate funds may not be available on terms favorable to the Company, if at all, to deal with such issues.

The market for the Company’s acquisition plans is competitive. The Company’s future success will depend on its ability to adapt to rapidly changing industry developments and evolving demands of the marketplace.

Some of the Company’s competitors have:

•  longer operating histories;
•  larger customer bases;
•  greater name recognition and longer relationships with clients; and
• significantly greater financial, technical, marketing, public relations and managerial resources than the Company.

Competitors may develop or offer products and services that provide significant performance, price or other advantages over the services offered by the Company. If the Company fails to gain market Share or loses existing market Share, its financial condition, operating results and business could be adversely affected and the value of the investment in the Company could be reduced significantly. The Company may not have the financial resources, marketing, or support capabilities to compete successfully.

Long-term nature of investment.

An investment in the Shares may be long-term and illiquid.. Prospective investors must be willing and able to bear the economic risk of their investment for an indefinite period of time.  It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Potential future projects.

Management may serve in the future as an officer, director or investor in other entities. Neither the Company nor any Corporation would have any interest in these projects. Management and its affiliates believe that they have sufficient resources to fully discharge their responsibilities to all projects they have organized or will organize in the future, if any. Management will devote only so much of its time to the business of the Company as in its judgment is reasonably required.

Competition and constant change in the marketplace.

The Company is in a highly competitive business and will face competition from other competitors within the industry as well as companies in other areas related to the industry. Some of these competitors have significantly greater financial and other resources than the Company. The waste storage industry is continuing to undergo significant changes, primarily due to new technological developments and economic conditions. While these developments may result in additional revenue streams for the Company, they also may result in new and difficult risks. Due to shifting options and the general economic conditions, it is impossible to predict or estimate the overall effect these factors may have on the potential revenues from and profitability of the Company.

ITEM 4.	INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Capital Reserve Canada Limited (“Capital Canada,” the “Company”, “we”, “us” or “our”) was incorporated on December 8, 1999 as a private corporation under the Business Corporations Act (Alberta, Canada). On January 15, 2003, we amended our articles of incorporation to enable us to be a public company under the laws of the Province of Alberta. On May 28, 2003, we amended our Articles of Incorporation to forward split issued and outstanding shares of class A common stock on the basis of 2,000 shares for every one (1) share held.  From the date of incorporation to November 1, 2004, we were a wholly-owned subsidiary of FACT Corporation. On November 1, 2004, FACT Corporation distributed our shares to FACT Corporation’s shareholders and to a creditor and we ceased to be a subsidiary of FACT Corporation.

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

In June 2008, the remaining slickline truck in KCP and tools were transferred to CRC and subsequently, the truck was sold for $290,000 and the tools for $100,000 to a Calgary company and the proceeds were used for working capital..  With the assets being sold, KCP has become an inactive company.

Principal Capital Expenditures and Divestitures in Progress

On May 3, 2009, we entered into Drawdown Equity Finance Agreement and A Registration Rights Agreement with Auctus Private Equity Fund, LLC in order to establish a possible source of funding for us. The equity line of credit agreement establishes what is sometimes also referred to as an equity drawdown facility.

Under the equity line of credit agreement, Auctus has agreed to provide us with up to $10,000,000 of funding over a thirty-six month period;, and shares of our common stock covering $10,000,000 of the agreement are being registered. During this period, we may request a drawdown under the equity line of credit by selling shares of our common stock to Auctus and Auctus will be obligated to purchase the shares. We may request a drawdown once every five trading days, although we are under no obligation to request any drawdowns under the equity line of credit. There must be a minimum of five trading days between each drawdown request.

On September 3, 2009 the Company signed a Registration Rights Agreement with Auctus requiring, among other things, that CRC prepare and file with the SEC Form S-1, or on such other form as is available no later than one hundred twenty (120) calendar days after the Company's Annual Report on Form 20-F for its fiscal year ended December 31 2008 is filed with the SEC. In addition, the Company shall use all commercially reasonable efforts to have the Registration Statement(s) declared effective by the SEC within one hundred and twenty (120) calendar days from the date that the Registration Statement is filed with the SEC. There was a non-refundable origination fee of Fifteen Thousand Dollars ($15,000) cash.

On November 12, 2009 the Company submitted a Form S-1 Registration Statement to the SEC

On December 9, 2009 the Company submitted an Amendment to Form S-1/A Registration Statement to the SEC

On December 30, 2009 the Company received comments from the SEC in relation to the S-1/A Registration Statement

On May 14, 2010 the Company made amendments to the Drawdown Equity Finance Agreement and A Registration Rights Agreement with Auctus Private Equity Fund, LLC to become compliant with SEC comments pursuant to SEC Act of 1934.

On May 25, 2010 the Company filed a Request for Withdrawal of Registration Statement or Form RW on the S-1/A so that it may file a new Registration Statement under the different designation of F-1 for a foreign Issuer.

On July 8, 2010 the Company submitted a Form F-1 Registration Statement to the SEC.

BUSINESS OVERVIEW

We are an Alberta, Canada Corporation formed in December 1999 to locate and acquire producing oil and gas assets in Canada. We disposed of our Canadian oil and gas production on May 15, 2003, which consisted of a five percent (5%) interest in an Alberta field. We divested of our interests in oil and gas exploration and development leases in Montana and a producing oil and gas property located in Colorado effective as of December 1, 2004. On August 12, 2005, we acquired a controlling interest in KCP, an oil and gas services company, and we acquired a further interest in KCP on February 3, 2006, making KCP our wholly-owned subsidiary which has since became inactive as of 2008.

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

Our lead product is the Split Ball Blowout Preventer (SBOP). The SBOP has been built and tested to withstand up to 20,000 psi and is the next generation of blowout preventers for the oil and gas industry. It provides the highest level of safety when a blowout occurs and may be the only environmentally safe technology equipment available on the market. The SBOP virtually eliminates all the hazards associated with the event by using the well’s own pressure to assist in the valve closure. The SBOP’s size and weight is less than half of that of current industry BOPs.

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

September 2, 2008 CRC submitted to the Government of Alberta at their request an Expression of Interest (EOI) for the “Carbon Capture and Storage Projects in Alberta” mandate. A second EOI will be submitted to the Federal Government for the “Clean Energy Fund” mandate in which the Government plans to support a cleaner and more sustainable environment and help meet Canada's climate change objectives.

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

Our lead product is the Split Ball Blowout Preventer (SBOP). The SBOP has been built and tested to withstand up to 20,000 psi and is the next generation of blowout preventers for the oil and gas industry. It provides the highest level of safety when a blowout occurs and may be the only environmentally safe technology equipment available on the market. The SBOP virtually eliminates all the hazards associated with the event by using the well’s own pressure to assist in the valve closure. The SBOP’s size and weight is less than half of that of current industry BOPs.

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

Waste Disposal:

With our Phase 1 Engineering complete, THI seeks to break ground in mid-late 2010 on our Cavern Storage Terminal and Processing Facility.  Cavern waste disposal is seen as the safest method of hazardous waste disposal due to the caverns’ ability to seal wastes off from all other formations (including aquifers) permanently. Cavern disposal also presents the unique opportunity to recycle and reclaim waste streams such as hydrocarbons and other chemical solutions;

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

ORGANIZATIONAL STRUCTURE

Our subsidiaries, as of the year ended December 31, 2009, were KCP, Two Hills and Behral.  All three of these companies are incorporated pursuant to the laws of the Province of Alberta, Canada.

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

We have provided financial information for the fiscal years ended December 31, 2007, 2008 and 2009.

Comparison of 2009, 2008 and 2007

Revenues for the fiscal year ended December 31, 2009 were $10,167 and showed a decrease over revenues from the previous fiscal years ended December 31, 2008 of $24,000 and a decrease over December 31, 2007 of $18,000. The decrease in revenue in 2009 can be attributed to the termination of a rental lease agreement during 2009. The increase in revenues for 2008 can be predominantly attributed to more months of a lease than 2007.

For the year ended December 31, 2009, we incurred operating losses of $963,001 as compared to operating losses of $7,004,415 for the fiscal year ended December 31, 2008 and operating losses of $195,414 for the fiscal year ended December 31, 2007.  Expenses for the year ended December 31, 2009 decreased to $973,168 as compared to expenses of $7,028,415 for the year ended December 31, 2008 and $213,414 in the fiscal year ended in December 31, 2007, mainly due to the recording of impairment charges of $162,000 in 2009 as compared to $5,759,690 in 2008.  Consulting, salaries and benefits decreased to $693,665 in 2009 from $986,332 in 2008 and $nil in 2007, respectively, due to less consultants in Capital Reserve. General and administrative expenses decreased to $115,313 in 2009 from $139,536 in 2008 and $213,414 in 2007.  This is due to lower administrative costs to maintain the public listing.  Amortization decreased to $2,190 in 2009 from $3,445 in 2008 and increased from $nil in 2007 due to the assets sold in 2008 no longer being amortized.

On August 19, 2007 the $800,000 lien on the Two Hills property and a BDC loan for approximately $39,000 was paid with 5,000,000 of shares of common stock. The lien on the Two Hills property has subsequently been discharged.

During the fiscal year ended December 31, 2008, we issued 23,500,000 common shares in exchange for the shares in Behral Canada . This transaction was valued at $940,000, and then fully impaired.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Working Capital and Stockholders’ Equity

Using current assets minus current liabilities, as of December 31, 2009, we had negative working capital of $(698,912) compared to negative working capital of $(243,147) on December 31, 2008, and compared with negative working capital of $(101,061) on December 31, 2007.

As of December 31, 2009, stockholders' equity was $(159,731) compared to $689,758 at December 31, 2008 and compared to $5,912,304 at December 31, 2007. The decrease is largely due to the recording of the impairment on the Two Hills property and the increase in the accounts payable and accrued liabilities

Liquidity

We expect that we can meet our monthly overhead requirements from our current cash and cash equivalents for the next twelve months.  We expect to be able to generate sufficient amounts of cash and cash equivalents, both in the short and long term, to maintain our capacity, meet our planned growth and development activities.  Cash and cash equivalents are expected to come from offerings of the Company’s securities to the public and joint ventures along with our Drawdown Equity Finance Agreement.

Sources of Working Capital

During 2007, our primary sources of working capital have come from revenues generated from our operations in KCP.  During 2008, our primary sources of working capital came from the sale of assets. During 2009, our primary source of working capital came from a lease on the Two Hills Property. As at December 31, 2009, we had cash equivalents of $556 and accounts receivable of $9,203.  To develop the Two Hills site, the company will be looking for capital from either a mortgage, joint venture arrangement and/or our Drawdown Equity Finance Agreement.

Borrowings

KCP has an operating line of credit in the maximum amount of $95,000.  Interest is charged monthly on the outstanding balance at the rate of Bank of Canada prime plus one percent (1%).  As at December 31, 2009, the amount outstanding was $17,000.

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

Neither we nor our subsidiaries are in arrears on the payment of interest or principal payments on borrowing.  We are not, nor have we been during the fiscal year ended 2009, in default on any debt covenants.

On April 7, 2009, the Company borrowed $40,000 from an Alberta corporation.  This note was for 65 days and carried a 25% per quarter interest rate.  The note has been extended until August 1, 2010.   The balance of the note was $40,000 with $25,429 in accrued interest at December 31, 2009.

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

Two Hills has initiated a phase one engineering study on its property in 2009, with plans to complete in 2010 along side a geotechnical study to gain a full and complete understanding of the source water, cap rock, salt strength for use in building its Salt Cavern Storage Terminal. Two Hills has not conducted research and development in 2008 or 2007.

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

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

CAPITAL RESERVE CANADA
AS AT DECEMBER 31, 2009
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
	Payments due by period
CONTRACTUAL OBLIGATIONS	Total	Less than one year	1-2 years	3-5 years	More than 5 years
KCP Lease Obligations (Office Space)(1)	402,730	142,140	142,140	118,450	0

Total	402,730	142,140	142,140	118,450	0
(1)  Based on rent of $11,845 per month net of any taxes or operating costs.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Name	Age	Date of Initial Appointment	Title

Donald Getty	75	April 13, 2006	Chairman of the Board and Director

Michael Dolinski	61	December 12, 2008	Director

Steve Claussen	37	December 19, 2007	Director, President and CEO

Nicole Wood	42	July 22, 2008	CFO

Donald Getty - Chairman of the Board, Director of Capital Reserve Canada Ltd. and Director of KCP Innovative Services Inc.

Mr. Getty earned his Business Administration degree from the University of Western Ontario with honours in 1954. His position with the Alberta Government included two terms as Premier of Alberta, position of Energy Minister and the position of Minister of Federal and Intergovernmental Affairs. In his business career, Mr. Getty has served on the Boards of distinguished companies such as Royal Bank of Canada, Nova Company, Genstar Company and Interprovincial Pipe and Steel Corp. Mr Getty is retired and currently sits on the Board of three private companies in addition to the Chairman of the board position he holds with Capital Reserve Canada.

Steven Claussen - Director, President and CEO of Capital Reserve Canada Ltd.

Mr. Claussen has been the President and CEO of Capital Reserve Canada for the last 2.5 years, previous to that he has amassed 10 years experience as a CEO, and an entrepreneur, and he has built successful companies in the retail, publishing and oil and gas industries. Mr. Claussen was the CEO and Founder of Behral Canada Inc. from its inception in September 2006 to its acquisition by CRC in Feb 2007.  Prior to that he was the CEO and President of Solus Interactive Media for 18 months ending in August 2006.

Michael G. Dolinski M.Sc., M.P.M. - Director

Mr. Dolinski was trained as an entomologist and held the position of Provincial Entomologist during most of his 32-year career with Alberta Agriculture, Food, and Rural Development. He has chaired many Provincial and National Committees during his career, and the first World Organic Conference in London U.K. in 2000. Since his retirement from the Alberta Government in 2004, Mr. Dolinski has provided ongoing consulting and training services in pest management and organic agriculture production across Canada and the Northern US through Agri-Trend Agrology, the largest agricultural consulting company in North America, which has also developed a system to measure carbon sequestration and market carbon credits to large carbon dioxide emitters.

Nicole Wood - CFO of Capital Reserve Canada Ltd.

Mrs. Wood holds an Honours of Commerce Degree and is a Certified General Accountant.  For the past five years, she has been the Controller/ CFO of the publically traded company UC Resources listed on the Canadian Venture Exchange.  She has previously held various positions including Chief Financial Officer, Director of Finance and Vice President of Accounting, with public and private sector companies.

COMPENSATION

The following table sets forth the compensation paid to our directors and members of our management group for the last fiscal year.

	Annual Compensation		Long Term Compensation
				Securities Under
				Options to be	Long Term
Name and Principal		Salary	Bonus	Granted	Incentive Plan	All other Compensation
Position	Year	(CDN$)	(CDN$)	(#)	Payouts (CDN$)	(CDN$)

Donald Getty	2009	0	-	-	-	-
Chairman of the	2008	0
Board and Director	2007	0

Steve Claussen	2009	360,000	-	-	-	-
Director and	2008	360,000
CEO of CRC and	2007	0
KCP

Michael Dolinski	2009	0	-	-	-	-
Director	2008	0
	2007	0

Nicole Wood	2009	84,000	-	-	-	-
Chief Financial	2008	21,000
Officer	2007	0

A balance of $132,194 is owed to the CEO and $58,550 is owed to the CFO as at December 31, 2009

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

Capital Reserve has a consulting contract with 544686 BC Ltd., a company of which Nicole Wood is the sole officer and director, for the provision of Mrs. Wood’s services as CFO for $4,000 per month, commencing in August 2008.  In July 2009, the contract was replaced with an employment contract of $10,000 per month.

Compensation of Directors

No directors received any form of compensation in their capacity as our directors to December 31, 2009. However, on March 13, 2008, our CEO approved the issuance of 1,000,000 shares each to the three existing directors as compensation for being on the Board. This issuance is subject to stockholders’ approval at the next Annual General Meeting.

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

EMPLOYEES

As at December 31, 2009, CRC had 1 employee, and two (2) consultants.

SHARE OWNERSHIP

The following table sets forth information, as of December 31, 2009, with respect to the beneficial ownership of Capital Reserve Canada Limited's Class A common stock by each of our officers and directors, and by our officers and directors as a group.  Information is also provided regarding beneficial ownership of Class A common stock if all outstanding options, warrants, rights and conversion privileges are exercised, and additional shares of our Class A common stock are issued.

TITLE OFCLASS	BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS (1)

Class A Common	Steve Claussen, CEO, Director and President of Capital Reserve Canada; St. Albert, Alberta T8N 5M1	42,833,495 common shares held directly and indirectly.(3)	20.6%
Class A Common	Donald Getty, Director and Chairman of the Board of Capital Reserve Canada Limited c/o 1273 Potter Greens Dr Edmonton, Alberta T5T 5Y8	6,234,429 common shares held indirectly.(2)	3.0%
Class A Common	Jeff Leslie, Director of Behral Canada 9521 180A Street Edmonton Alberta T5T2Z4	5,486,334 common shares held directly	2.6%
Class A Common	Nicole Wood, C.F.O. 1014 Dory Street Coquitlam, BC V3C 4L2	1,500,000 common shares held indirectly	0.7%
Class A Common	Michael Dolinski, Director 4416 – 29 Street Edmonton Alberta	1,000,000 common shares held directly	0.5%
		57,054,258 common shares	27.5%

(1)               Based on 207,594,302 shares of Class A Common Stock. As of December 31, 2009
(2)               Held in Sunnybank Investments Ltd., a company of which Mr. Getty is the sole shareholder.
(3)               Held in 1406172 Alberta Ltd (Steve Claussen)
(4)               544686 BC Ltd. (Nicole Wood)

ITEM 7.                      MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR STOCKHOLDERS

The following table sets forth information, as of December 31, 2009, with respect to the beneficial ownership of Capital Reserve Canada Limited's Class A common stock by each person known to be the beneficial owner of more than five percent (5%) of the outstanding Class A common stock.  As at December 31, 2009 there were a total of 856 stockholders holding 207,594,302 of our Class A common shares.

Information is provided regarding beneficial ownership of Class A common stock if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of Class A common stock are issued.

TITLE OF CLASS	BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS (1)

Class A Common	(1) Steve Claussen, CEO, Director and President of Capital Reserve Canada; St. Albert, Alberta T8N 5M1	42,833,495 common shares held directly and indirectly.(2)	20.6%

(1)  Based on 207,594,302 shares outstanding as of December 31, 2009..
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

On Mar 11, 2009 we issued 8,571,428 shares for (in lieu of pay and per contract) @$0.0035.

On Mar 3, 2009 we issued 11,818,182 shares for (in lieu of pay and per contract) @ $0.0055 and 4,000,000 shares for debt settlement.

On Apr 28, 2009 we issued 2,500,000 shares in lieu of pay @ $0.014.

On Apr 28, 2009 we issued 750,000 shares per loan agreement for debt settlement.

On July 20, 2009 we issued 40,000,000 shares for private placement @ $0.011.

On Aug 11, 2009 we issued 21,333,333 shares in lieu of pay @ $0.003.

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

CRC has an employment agreement with Nicole Wood as CFO services for $10,000 per month.

3.    The Purchase of the shares of Behral Canada Ltd.

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

SUBSIDIARY INFORMATION

At December 31, 2009, we had three (3) subsidiaries, KCP and Two Hills, which was formed on June 16, 2006, to receive the assets from Southbend and Behral, which was acquired on February 4, 2008.

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

None

ITEM 15.                      CONTROLS AND PROCEDURES

i.     Disclosure Controls and Procedures

As of December 31, 2009, the Company’s chief executive officer, Steve Claussen, has evaluated and reviewed our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon this evaluation and review, the officer has concluded that the Company’s disclosure controls and procedures are effective and sufficient to comply with Rules 13a-15(c) and 15d-15(c) of the Securities Exchange Act of 1934.

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

As at December 31, 2009, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting are effective and that there were no material weaknesses in our internal control over financial reporting.

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

iv.	Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2009, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

During Fiscal 2009, the Company used the assistance of one external Chartered Accountant firm in various aspects of its internal controls.

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

ITEM 16C.                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the approximate fees billed to us and our subsidiary KCP for professional services rendered by our principal accountant:

Services	2009	2008
Audit Fees	$20,000	$20,000
Audit related Fees	0	0
Tax Fees	0	0
Total Fees	$20,000	$20,000

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

CAPITAL RESERVE CANADA LIMITED

/s/ Steven Claussen
Steven Claussen
Chief Executive Officer, principal executive officer

Date:  August 6, 2010

CAPITAL RESERVE CANADA LIMITED

Audited Consolidated Financial Statements

For the Years ended December 31, 2009, 2008 and 2007

CAPITAL RESERVE CANADA LIMITED

Audited Consolidated Financial Statements

For the Years ended December 31, 2009, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Capital Reserve Canada Limited
Edmonton, Alberta, Canada

We have audited the accompanying consolidated balance sheets of Capital Reserve Canada Limited (the Company) as of December 31, 2009, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity (deficit), and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capital Reserve Canada Limited as of December 31, 2009, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Child, Van Wagoner & Bradshaw, PLLC
Child, Van Wagoner & Bradshaw, PLLC
Salt Lake City, Utah
August 6, 2010

CAPITAL RESERVE CANADA LIMITED
Consolidated Balance Sheets
As of December 31, 2009, 2008 and 2007

	2009	2008	2007
ASSETS
Current assets
Cash and cash equivalents	$556	$5,385	$7,895
Term deposits (Note 6)	22,911	22,291	21,884
Accounts receivable	9,203	12,386	250,871
Prepaid expenses	4,396	20,569	13,647
Total current assets	37,066	60,631	294,297

Property, plant and equipment (Note 7)	743,261	921,059	5,977,989
Intangible assets (Note 8)	1	1	51,259
Goodwill	-	-	125,502
Other assets	-	11,845	11,845
Total assets	$780,328	$993,536	$6,460,892

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$621,039	$256,834	$234,244
Bank indebtedness	-	6,137	16,367
Income and commodity taxes payable	19,510	19,807	517
Deferred income – current portion	10,000	6,000	30,000
Line of credit (Note 9)	17,000	15,000	14,000
Note payable	65,429	-	-
Current portion of long-term debt	-	-	100,230
Total current liabilities	732,978	303,778	395,358

Long-term liabilities
Long-term debt (Notes 10 & 11)	-	-	153,230
Deferred income – long-term portion	135,833	-	-
Future tax liability (Note 13)	-	-	-

Total long-term liabilities	135,833	-	153,230
Total liabilities	868,811	303,778	548,588

STOCKHOLDERS’ EQUITY (DEFICIT)
Share Capital	11,327,483	11,004,651	9,314,463
Retained earnings (Deficit)	(11,415,966)	(10,314,893)	(3,402,159)
Total stockholders' equity (deficit)	(88,483)	689,758	5,912,304
Total liabilities and stockholders' equity (deficit)	$780,328	$993,536	$6,460,892

The Accompanying Notes are an Integral Part of these Financial Statements

CAPITAL RESERVE CANADA LIMITED
Consolidated Statements of Operations
For the Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Revenue	$10,167	$24,000	$18,000
Cost of sales	-	-	-
Gross profit	10,167	24,000	18,000

Expenses
Consulting, salaries and benefits	693,665	986,332	-
General and administrative	115,313	139,536	213,414
Impairment charges	162,000	5,759,690	-
Restoration costs	-	139,412	-
Amortization	2,190	3,445	-
Total expenses	973,168	7,028,415	213,414

Operating loss	(963,001)	(7,004,415)	(195,414)

Other income (expenses)
Gain on sale of equipment	-	261,549	-
Interest expense	(30,987)	(168)	(2,047)
Total other income (expenses)	(30,987)	261,381	(2,047)
Net loss before discontinued operations	(993,988)	(6,743,034)	(197,461)
Discontinued operations	(107,085)	(169,700)	(656,827)
Net loss	$(1,101,073)	$(6,912,734)	$(854,288)

Basic and diluted earnings(loss) per share
Continuing operations	$(0.01)	$(0.07)	$(0.00)
Discontinued operations	$(0.00)	$(0.00)	$(0.01)
Net Loss	$(0.01)	$(0.07)	$(0.01)

Weighted average number of shares outstanding	172,916,054	101,178,060	61,072,284

The Accompanying Notes are an Integral Part of these Financial Statements

CAPITAL RESERVE CANADA LIMITED

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)
For the Years ended December 31, 2009, 2008 and 2007

	Common Stock		Stock Subscription		Total Stockholder’s
	Shares	Amount	Receivable	Retained Deficit	Equity (Deficit)
Balance at December 31, 2006	58,396,421	$8,381,142	$(15,000)	$(2,547,871)	$5,818,271

Stock cancelled per contract	(30,000)	(15,000)	15,000	-	-
Shares issued for consulting services	700,000	59,500	-	-	59,500
Shares issued for debt settlement	5,000,000	839,187	-	-	839,187
Shares issued for debt settlement	1,500,000	49,634	-	-	49,634
Net Loss for year 2007	-	-	-	(854,288)	(854,288)
Balance at December 31, 2007	65,566,421	9,314,463	-	(3,402,159)	5,912,304

Shares issued to acquire subsidiary	23,500,000	940,000	-	-	940,000
Shares issued to debt settlement	3,500,000	139,412	-	-	139,412
Shares issued for consulting services	25,554,938	601,776	-	-	601,776
Shares issued for cash	500,000	9,000	-	-	9,000
Net Loss for year 2008	-	-	-	(6,912,734)	(6,912,734)
Balance at December 31, 2008	118,621,359	11,004,651	-	(10,314,893)	689,758

Shares issued to debt settlement	4,750,000	40,957	-	-	40,957
Shares issued for services	44,222,943	239,168	-	-	239,168
Shares issued for cash	40,000,000	42,707	-	-	42,707
Net Loss for year 2009	-	-	-	(1,101,073)	(1,101,073)
Balance at December 31, 2009	207,594,302	$11,327,483	$-	(11,415,966)	$(88,483)

The Accompanying Notes are an Integral Part of these Financial Statements

CAPITAL RESERVE CANADA LIMITED
Consolidated Statements of Cash Flows
For the Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Operating Activities
Net Loss	$(1,101,073)	$(6,912,734)	$(854,288)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Amortization	2,190	3,445	-
Impairment charges	162,000	5,759,690	-
Gain on sale of equipment	-	(261,549)	-
Stock issued for services	239,168	741,188	109,134
Changes in operating assets and liabilities:
Accounts receivable	(9,202)	1,195	50,000
Prepaid expenses and deposits	12,273	(16,669)	3,910
Accounts payable and accrued liabilities	345,618	155,257	196,436
Deferred revenue	139,833	(24,000)	30,000
Cash provided (used) by operating activities – continuing operations	(209,193)	(554,177)	(464,808)
Cash provided (used) by discontinued operations	112,456	140,242	118,429
Cash provided (used) by operating activities	(96,737)	(413,935)	(346,379)

Investing Activities
Purchase of property, plant and equipment	-	(7,401)	(1,623)
Proceeds from sale of fixed assets	-	390,000	-
Proceeds from purchase of subsidiary	-	2,057	-
Cash provided (used) by investing activities – continuing operations	-	384,656	(1,623)
Cash provided (used) by discontinued operations	-	280,459	(2,233)
Cash provided (used) by investing activities	-	665,115	(3,856)

Financing Activities
Proceeds from note payable	47,201	-	-
Proceeds from sale of common stock	42,707	9,000	-
Cash provided by financing activities – continuing operations	89,908	9,000	-
Cash used by discontinued operations	2,000	(262,690)	(33,398)
Cash used by financing activities	91,908	(253,690)	(33,398)

Increase (decrease) in cash during the year	(4,829)	(2,510)	(383,633)
Cash and cash equivalents, beginning of year	5,385	7,895	391,528
Cash and cash equivalents, end of year	$556	$5,385	$7,895

Supplemental Information
Cash paid for interest	$-	$9,642	$20,600
Shares issued for subsidiary	$-	$940,000	$-
Shares issued for debt settlement and expenses	$40,957	$-	$779,687

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

Capital Reserve Canada Ltd. (“CRC") was incorporated as a private corporation in the Province of Alberta on December 8, 1999, and is a reporting company registered with the U.S. Securities and Exchange Commission.  CRC provides minimal equipment and related rental services. Pursuant to the share exchange agreement dated August 12, 2005, the Company effected a share exchange indirectly with the shareholders of KCP Innovative Services Ltd. ("KCP"), resulting in the Company acquiring 78.2% of the outstanding shares of KCP through exchanging shares with the Company's wholly-owned subsidiary, Capital Reserve Canada Projects Ltd ("Project"). Subsequent to the Annual General Meeting of the company on January 12, 2006, the minority interest shareholders signed off and all minority interest shares were exchanged for CRC shares. Because the shareholders of KCP became the controlling shareholders of the Company, this transaction was accounted for as a reverse takeover whereby KCP was deemed to be the acquirer as described more fully in Note 2.

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

2.      Share exchange

On August 12, 2005, Project issued 17,335,814 common shares to exchange for 17,335,814 common shares (78.2%) from the shareholders of KCP Innovative Services. CRC then issued 17,335,814 common shares in exchange for 17,335,814 common shares from Project.

Subsequent to January 12, 2006, minority interest shareholders of KCP signed off to exchange for shares in CRC. Minority interest of 21.8% (4,833,085 shares) was exchanged for CRC shares. Project and KCP were amalgamated on February 3, 2006. Following the transactions, CRC directly owns 100% of KCP.

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

CAPITAL RESERVE CANADA LIMITED

3.      Summary of significant accounting policies (continued)

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

The acquisition was accounted for using the purchase method and the results of operations from June 11, 2004.  The fair value of the net assets acquired is summarized as follows:

Cash	$43,954
Accounts receivable	21,414
Property, plant and equipment	48,000
Zone Technology (Note 8)	277,000
Backlog	196,600
Customer relationships	184,000
Goodwill	138,155
909,123
Accounts payable and accrued liabilities	4,407
Income and commodity taxes payable	36,016
Future income tax liability	86,200
126,623
Net assets acquired	$782,500

Cash consideration	$200,000
Share consideration	582,500
Purchase price	$782,500

The goodwill is non-deductible for income tax purposes.  Subsequent to September 2005, Zone Technologies Ltd. was dissolved as a corporate entity.

6.      Term deposits

The term deposit of $22,911 matures on March 14, 2010 and bears interest at 2.65% per annum.

The Accompanying Notes are an Integral Part of these Financial Statements

CAPITAL RESERVE CANADA LIMITED

7.      Property, plant and equipment

	Cost	Accumulated Amortization	Net December 31, 2009
Land	$738,000	$-	$738,000
Furniture and fixtures	18,239	18,239	-
Computer and software	48,130	42,869	5,261

	$804,369	$61,108	$743,261

During 2008, it was determined that the water permit and salt lease, as well as the mineral rights should be written off as an impairment charge due to the uncertainty of future economic value.  The impairment charge amounts to $4,802,079.  During 2009, the Company also evaluated the value of the land and determined that an impairment of $162,000 should be recognized against the land.

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

The Company has leased a portion of the land to another company for $2,000 per month for storage of trailers and other equipment.  The lease was renegotiated during 2009, and the annual rent was lowered to $10,000 per year for a 15 year lease.  The entire amount was prepaid and has been recorded in deferred revenue.  It is being amortized over the 15 year lease at $10,000 per year.

The Company is currently seeking opportunities to further expand the operations of this site by either raising money or forming a joint venture to be able to prepare the site for waste disposal storage and commence operations in this area.

The Accompanying Notes are an Integral Part of these Financial Statements

CAPITAL RESERVE CANADA LIMITED

7.      Property, plant and equipment (continued)

Rich Resources Limited

On October 20, 2006, Two Hills Environmental Inc., wholly-owned subsidiary of CRC purchased certain mineral rights from Rich Resources Limited. CRC issued 1,000,000 common shares for the consideration. The company recorded the transaction at the market trading value of US$0.12 per shares at the exchange rate of C$1.12 for a total of $134,000.

8.      Intangible assets

	Cost	Accumulated Amortization	Net December 31, 2009
PID Technology	$1	$-	$1
Zone Technology	277,000	277,000	0
Backlog	196,600	196,600	0
Customer relationships	184,000	184,000	0
Patents in Behral	-	-

	$657,601	$657,600	$1

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

Patents
Patents were acquired with the acquisition of Behral.  As none of the patents are in production, the economic value is uncertain and thus written off to impairment charges during 2008. ($947,611)

9.      Operating line of credit

The Company has an operating line of credit to a maximum of $95,000.  Interest is charged monthly on the outstanding balance at the rate of prime plus 1%.  It is secured by General Security Agreement. There was an outstanding amount as of December 31, 2009, of $17,000.

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

The Accompanying Notes are an Integral Part of these Financial Statements

CAPITAL RESERVE CANADA LIMITED

11.           Long-term debt

The vehicle loan is repayable over 72 months commencing in August 2003 and ending in July 2009. The blended payments of principal and interest are $1,027 per month with an interest rate of 7.99% per annum.  A 2003 Dodge truck, included in property, plant and equipment, is pledged as collateral for this loan.  The truck was sold as part of the KCP assets and this loan was assumed by the purchaser of the assets.  The loan was paid in full in July 2009.

12.           Share capital

Authorized
The authorized share capital of the Company consists of an unlimited number of common shares without par value: Shares issued are as follows:

Shares already issued in CRC as at December 31, 2006	58,396,421
Cancelled Feb 7, 2007 pursuant to contract	-30,000
Issued July 19, 2007 for consulting services @$.085	700,000
Issued Aug 19, 2007 for $839,187 debt	5,000,000
Issued Aug 19, 2007 for $49,634 debt	1,500,000
Issued Feb 4, 2008 for purchase of Behral Canada	23,500,000
Issued Feb 5, 2008 as a Debt Settlement	3,500,000
Issued Mar 13, 2008 for directors compensation @ $0.04	4,000,000
Issued Aug 19, 2008 for (in lieu of pay and per contract) @ $0.014 to $0.053	14,231,409
Issued Dec 1, 2008 for consulting services @ $0.021	3,323,529
Issued Dec 15, 2008 for consulting services @ $0.017	4,500,000
Issued Mar 3, 2009 for Debt Settlement	8,571,428
Issue Mar 11, 2009 for (in lieu of pay and per contract) @ $0.0055	15,818,182
Issued Apr 28, 2009 in lieu of pay @ $0.014	2,500,000
Issued Apr 28, 2009 per loan agreement	750,000
Issued July 20, 2009 private placement @ $0.011	40,000,000
Issued Aug 11, 2009 in lieu of pay @ $0.003	21,333,333
TOTAL on December 31, 2009	207,594,302

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

On April 28, 2009 we issued 2,500,000 shares for consulting services to two consultants.

On April 28, 2009 we issued 750,000 shares to one stockholder as per an interim loan agreement. (note 9)

On July 20, 2009 we closed a non-brokered private placement, 40,000,000 shares were issued and received net proceeds of $42,707.

On August 11, 2009 we issued 21,333,333 shares for consulting services to one employee and four consultants.

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

The Company has non-capital losses carried forward for income tax purposes in the amount of approximately $8,456,480 at December 31, 2009 that may be applied against future taxable income.  Losses expire as follows: $380,730 on December 31, 2015, $195,850 on December 31, 2016, $850,000 on December 31, 2027, an estimated $6,912,700 on December 31, 2028 and an estimated $1,172,000 on December 31, 2029.  The potential benefits relating to these amounts have not been recognized in the financial statements.

14.           Related party transactions

The amounts due to the shareholders are non-interest bearing, unsecured and due on demand and are nil.

15.           Commitment

KCP leased shop and office space under a five year operating lease that ends in October 2012.  The Company has not been paying the lease and the leassor has filed suit to collect the balance of the rent remaining on the contract.  Since the outcome of the action is uncertain, the Company has accrued for the minimum rent due during the year 2009.  The balance of this accrual is $64,828 at December 31, 2009.  The future office and shop lease payments are as follows:

2010	$142,140
2011	142,140
2012	118,450

Total	$402,730

An individual has filed suit against the Company for services rendered in regards to site remediation services provided on the land owned by the Company.  The Company feels that this suit is without merit.  However, the Company can’t know for certain regarding the outcome of this case.  There are no accruals made in the financials for this item as of December 31, 2009.

The entity, which sold the Company the land with the associated mineral rights and water permits has filed suit claiming that the shares given in trade for the land and other assets was worthless.  They desire to have the agreement nullified and the land and other assets returned to them.  The Company feels that this suit is without merit.  However, the Company can’t know for certain regarding the outcome of this case.  There are no accruals made in the financials for this item as of December 31, 2009.

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

Fair value of financial assets and liabilities

The Company has estimated the fair value of its financial instruments, which include cash and cash equivalents, cash restricted, term deposit, accounts receivable, bank indebtedness, accounts payable, accrued liabilities, due to stockholder and long-term debt. The Company used valuation methodologies and market information available at December 31, 2009 and has determined that the carrying amounts of such financial instruments approximate fair value in all cases.

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

In June 2008, the remaining slickline truck in KCP and tools were transferred to CRC and subsequently, the truck was sold for $290,000 and the tools for $100,000.  With the assets being sold, KCP does not have the ability to generate revenue and has become an inactive company.

20.           Subsequent event

The Company has evaluated subsequent events from the balance sheet date, December 31, 2009, through the date these financial statements were issued and has determined that there are no events that would require disclosure in these financial statements.

The Accompanying Notes are an Integral Part of these Financial Statements

